UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco

Reference Form

CVM Resolution No. 80/22 | 2024

SUMMARY

1. Issuer’s activities	6
1.1 – Briefly describe the issuer's history	6
1.2 – Briefly describe the main activities developed by the issuer and its subsidiaries	8
1.3 – Information on operating segments	8
1.4 – Information on products and services relating to the operational segments disclosed in item 1.3	11
1.5 – Clients responsible for more than 10% of the total net revenue	40
1.6 – Relevant effects of the state regulation of activities	40
1.7 – Countries from which the issuer generates significant revenue	69
1.8 – Foreign countries disclosed in item 1.7, describing relevant impacts arising from the regulation of these countries on the issuer's business	70
1.9 – Environmental, social and corporate governance (ESG) information, indicate:	70
1.10 – Specific information of mixed economy companies	73
1.11 – Indicate the acquisition or disposal of any relevant asset that is not classified as a normal operation in the issuer's business	73
1.12 – Indicate merger, division, incorporation, equity incorporation, capital increase or reduction involving the issuer and documents in which more detailed information can be found	74
1.13 – Indicate the firming, extinction or modification of shareholders’ agreements and the documents in which more detailed information can be found	74
1.14 – Indicate significant changes in the way of conducting the issuer's business	74
1.15 – Indicate significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries	74
1.16 – Other relevant information	74
2. Officers’ notes	75
2.1 – General Financial and Equity Conditions	75
2.2 – Financial and operating income	94
2.3 – Officers must comment on changes in accounting practices	95
2.4 – Events with significant effects (occurred and expected) on financial statements	97
2.5 – If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, tax, depreciation and amortization) or EBT (earnings before interest and tax), the issuer must inform:	98
2.6 – Subsequent events to the latest financial statements	98
2.7 – Officers must comment on the allocation of the corporate income	99
2.8 – Relevant Items not evidenced in the financial statements	101
2.9 – Comments on other items not evidenced in the financial statements	102
2.10 – Business plan	103
2.11 – Other factors with relevant influence	104
3. Projections	105
3.1 – Disclosed projections and assumptions	105

3.2 – Monitoring and changes to the disclosed projections	107
4. Risk factors	109
4.1 – Description of risk factors in descending order of relevance	109
4.2 – Indicate the five (5) main risk factors, among those listed in field 4.1, regardless of the category in which they are inserted	125
4.3 – Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to exchange rate risks and interest rates	125
4.4 – Judicial, administrative or arbitral proceedings in which the issuer or its subsidiaries are a part of, discriminating between labor, tax, civil, environmental and others	130
4.5 – Indicate the total provisioned value, if any, of the processes described in item 4.4	140
4.6 – Relevant sensitive processes in which the issuer or its subsidiaries are a part of, and which have not been disclosed in item 4.4, analyze the impact in case of loss and inform the values involved	140
4.7 – Describe other relevant contingencies not covered by the previous items	140
5. Risk management policy and internal controls	141
5.1 – Risks indicated in items 4.1 and 4.3	141
5.2 – Controls adopted by the issuer to ensure the elaboration of reliable financial statements	144
5.3 – In relation to the internal mechanisms and procedures of integrity adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts perpetrated against the public administration, national or foreign	146
5.4 – In relation to the last fiscal year, there were significant changes in the key risks faced by the issuer or in the risk management policy adopted, including any expectations of reducing or increasing the issuer's exposure to such risks.	150
5.5 – Other relevant information	150
6. Control and economic group	151
6.1 / 6.2 – Equity Position	151
6.3 – Capital Distribution	155
6.4 – companies in which the issuer has participation and that are relevant to the development of its activities	156
6.5 – Organization chart of shareholders and economic group	156
6.6 – Other relevant information	159
7. Shareholders’ meeting and management	160
7.1 – Describe the main characteristics of the issuing authority's management bodies and fiscal council, identifying:	160
7.2 – In relation specifically to the board of directors	164
7.3 – For each of the managers and members of the issuer's fiscal council, indicate in a table form:	167
7.4 – Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the risk committee, even if such committee or structure is not statutory	233
7.5 – Inform about the existence of a marital relationship, stable union or kinship up to the second degree related to:	235
7.6 – Inform about subordination, service provision or control relationships maintained in the last three fiscal years between the issuer’s managers and:	235
7.7 – Describe the provisions of any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by directors, arising from the repair of damages caused to third parties or to the issuer, of penalties imposed by state agents, or agreements with the aim of terminating administrative or judicial proceedings, by virtue of the exercise of their duties	241
7.8 – Other relevant information	242

8. Management remuneration	243
8.1 – Description of the policy or compensation practice, including the non-statutory board	243
8.2 – total compensation of the board of directors, statutory board of executive officers and fiscal council	250
8.3 – variable compensation of the board of directors, statutory board of executive officers and fiscal council	254
8.4 – Compensation plan based on shares of the board of directors and the statutory board of executive officers	256
8.5 – Compensation based on shares of the board of directors and of the statutory board of executive officers	257
8.6 – Information on the options for buying shares performed in the last three fiscal years and planned for the current fiscal year, of the board of directors and the statutory board of executive officers	257
8.7 – Options exercised and open shares of the board of directors and the statutory board of executive officers at the end of the last fiscal year	257
8.8 – Options exercised relating to share-based compensation of the board of directors and the statutory board of executive officers in the last three fiscal years	257
8.9 – In relation to the compensation based on shares, in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the last three fiscal years and that foreseen for the current fiscal year, of the board of directors and of the statutory board of executive officers	257
8.10 - In relation to each share program performed in the last three fiscal years and planned for the current fiscal year, for the board of directors and the statutory board	258
8.11 - In relation to shares delivered regarding the compensation based on shares of the board of directors and the statutory board of executive officers, in the last three fiscal years	258
8.12 - Information necessary to understand the data disclosed in items 8.5 to 8.11 - Method of pricing the value of shares and options	258
8.13 – Number of shares, quotas and other securities convertible into shares held by managers and members of the fiscal council – by body	259
8.14 – Information on pension plans granted to the members of the Board of Directors and of the statutory board of executive officers	259
8.15 – Highest, lowest and the average individual compensation for the board of directors, statutory board of executive officers and fiscal council	260
8.16 – Compensation or indemnity mechanisms for Management in case of removal from office or retirement	261
8.17 – Percentage in total compensation held by Management and members of the fiscal council that are related parties to the controlling companies	261
8.18 – Compensation of Management and fiscal council’s members, grouped by body, received for any reason other than the position they occupy	261
8.19 – Compensation of board of directors’ members, statutory board of executive officers’ members and fiscal council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries	261
8.20 – Other relevant information	262

9. Independent auditors	263
9.1/9.2 – Identification and compensation of auditors	263
9.3 - Independence and conflict of interests of auditors	263
9.4 – Other relevant information	263
10. Human resources	264
10.1 – Description of human resources	264
10.2 – Comment on any relevant change that occurred in relation to the figures disclosed in item 10.1 above	267
10.3 – Description of the employee compensation policy	267
10.4 – Description of the relations between the issuer and unions	270
10.5 – Other relevant information	270
11. Transactions with related parties	272
11.1 - Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties	272
11.2 - Related Party Transactions	273
11.3 - Other relevant information	335
12. Share capital and securities	336
12.1 – Information on share capital	336
12.2 – Foreign issuers must describe the rights of each class and type of share issued and the rules of their country of origin and the country in which the shares are held with respect to:	336
12.3 – Other securities issued in Brazil	336
12.4 – Number of holders of each type of security described in item 12.3, as determined at the end of the previous year	336
12.5 – Brazilian markets in which securities are admitted to trading	336
12.6 – Information about class and the kinds of securities admitted for trading in foreign markets	337
12.7 – Securities issued abroad	338
12.8 – Use of proceeds from public offerings for distribution and any deviations in the last three fiscal years	338
12.9 – Other relevant information	339
13. Identification of the individuals responsible for the Form	348
13.1 Identification	348
13.1 – CEO’s Statement	349
13.1 – Investor Relations Officer’s Statement	350
13.2 – Individual declaration of the new occupant of the position of CEO or Investor Relations Officer, duly signed, attesting that:	351

Table of Contents	1. Issuer’s activities

1. Issuer’s activities

1.1 – Briefly describe the issuer's history

Bradesco was founded in 1943 as a commercial Bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we entered a period of intense expansion, which, by the end of the 1960s, led us to become the largest commercial bank in the private sector in Brazil. We expanded our activities across the country in the 1970s, winning Brazilian urban and rural markets.

In 1988, as provided for by the Central Bank of Brazil, the reorganization of the Company took place in the form of a Multiple Bank, with the incorporation of the real estate loans company, to operate with the Commercial and Real Estate Loan Portfolios, changing its corporate name to Bradesco S.A. – Banco Comercial e de Crédito Imobiliário, which was again changed to Banco Bradesco S.A. on January 13, 1989.

In 1989, Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos changed its object and corporate name, resulting in the cancellation of the authorization to operate as a financial institution, followed by the creation of Carteira de Crédito, Financiamento e Investimentos and, in 1992, Banco Bradesco de Investimento S.A. (BBI) was incorporated by Bradesco, an occasion in which the investment portfolio was established.

We are one of the largest banks in Brazil in terms of total assets. We provide a wide range of banking, financial products and services in Brazil and abroad, for individuals and legal entities (small, medium and large enterprises). We have the widest network of branches and services in the private sector in Brazil, which allows us to cover a diverse client base. Our services and products include banking operations, such as: loan operations and collection of deposits, issuance of credit cards, insurances, capitalization, consortium, leasing, billing and payment processing, pension plans, asset management and brokerage services as well as securities brokerage.

Strategic Planning

With a robust and accelerated approach, we focus on an agenda of ten key strategic themes, divided into business fronts and enablers, aligning our actions with our ambitions.

6 – Reference Form – 2024

Table of Contents	1. Issuer’s activities

We highlight the following, the main movements started in 2024, which are the fruits of the work carried out by the strategic fronts, aligned with our transformation agenda:

•       Implementation of the new organizational structure, with reduction of layers, review of the span of control, hiring of c-level professionals in the market and expansion of our IT teams;

•       Review of the fast-paced footprint, with more activation of our digital channels and the new Bradesco Expresso platform;

•       To put the client even more at the center of our decisions we promoted the revitalization and new features to our App, reorganization of the areas of products of the bank to be more integrated and focused on the needs of clients, as well as initiatives, such as EscutaBRA and the client council;

•       In August, we concluded Cielo’s public offering for acquisition of shares (OPA), a strategic movement that allows greater commercial flexibility in key products for the relationship with Corporate clients, especially SMEs;

•       Firming of the Joint Venture agreement with Banco John Deere S.A., to further strengthen the position in the agribusiness sector, enabling synergy and cross-selling gains;

•       Launch of the new Bradesco Principal segment in the third quarter of 2024, with a complete portfolio of solutions, new concept of service and proposal of differentiated value for the high-income public; and

•       Acquisition of 20% stake in Grupo Santa and the creation of the new Atlântica D’Or hospital network, strategic movements for our Insurance Company.

All these achievements are accompanied by the launch of #SouBradesco, a cultural evolution movement that aims to align our attitudes to the needs of our strategy, fostering a culture of transformation, so that together we can become an agile bank at scale and customer-centric, maintaining our values.

Macroeconomic and Sectorial Policies

Considering the two most recent episodes of contraction of the Brazilian economy, the behavior of credit was quite distinct. In the period 2015-2016, there was a slowdown of the GDP growth that happened at the same time as credit cooling, in a typical backward-feeding movement of these two processes. In addition, the increase in the basic interest rate raised the funding costs in the activity of banking intermediation. In 2020, due to the pandemic, the loan portfolio registered expansion, favored by regulatory stimulus measures – such as the reduction of the reserve requirement rate and the increase of the payroll-deductible loan limits, among other measures –, renegotiations of spread payments, increase of guarantees in loan operations, creation of subsidized lines and fall in the basic interest rate. At the same time, the bank inflows have increased, in a scenario of accumulation of savings, especially for families, due to the pandemic.

This year, the reduction of fiscal stimuli and the accumulated effects of the current monetary tightening should result in the slowdown of the Brazilian economy, especially in the second half of the year, reversing part of the credit growth cycle. Still, during the first half of the year, the expectation of a record grain harvest and the heated labor market tend to guarantee some dynamism to the credit market. It is important to highlight that the structural vision in relation to Brazil remains constructive for the banking sector, which should continue advancing in terms of efficiency gains, in an environment of expansion of competition.

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Table of Contents	1. Issuer’s activities

1.2 – Briefly describe the main activities developed by the issuer and its subsidiaries

We offer a wide range of banking and financial products and services in Brazil and abroad, to individuals, large, medium, small, micro-sized enterprises and to major local and international corporations and institutions. Our products and services comprise of banking and non-banking operations such as loans and advances, deposit-taking, credit card issuance, purchasing consortiums, insurance, capitalization, leasing, payment collection and processing, pension plans, asset management and brokerage services, among others. For a better view of the main companies that are part of the Issuer’s Economic Group, and its respective activities, please see item 6 of this Reference Form.

1.3 – Information on operating segments

a)	products and services marketed

We operate and manage our business through two segments: (i) the banking sector; and (ii) insurance, pension plans and capitalization bonds.

Banking products and services

In order to meet the needs of each client, we offer a range of products and services, such as:

•	deposit-taking, including checking accounts, savings accounts and time deposits;
•	loans and advances (individuals and companies, real estate financing, microcredit, onlending BNDES/Finame funds, rural credit, leasing, import and export financings, credit card and among others);
•	cash management solutions;
•	solutions for the public authorities;
•	third-party asset management and administration;
•	services related to capital markets and investment banking activities;
•	investment advisory;
•	intermediation and trading services;
•	custody and financial services;
•	international banking services; and
•	purchasing consortiums.

Insurance, pension plans and capitalization bonds products and services

We offer insurance, pension plans and capitalization bonds products through different segments, which we refer to collectively as “Grupo Bradesco Seguros”, leader in the Brazilian insurance market. With the objective of meeting the needs of each client, we offer a range of products and services, such as:

•	life and personal accident insurance;
•	health insurance;
•	automobile insurance, property and casualty and liability insurance lines;
•	capitalization bonds;
•	pension plans; and
•	reinsurance.

8 – Reference Form – 2024

Table of Contents	1. Issuer’s activities

b)    segment revenue and its participation in the issuer’s net revenue

The financial information of our segments was prepared on the basis of reports that were provided to the Management to assess performance and to make decisions regarding the allocation of resources for investment and for other purposes. Our Management uses a variety of information, including financial information, which is prepared in accordance with BR GAAP, and non-financial information, measured on a different basis. Our consolidated financial statements and consolidated financial information included in this analysis were prepared according to the IFRS.

The main assumptions of the segment for income and expenses include: (i) the excess of cash held by insurance, private pensions and capitalization, which are included in this segment, resulting in an increase in net revenue interest; (ii) wages and benefits and administrative costs included within the insurance segment, pension plans and capitalization, which consist only of costs associated directly with these operations; and (iii) the costs incurred in the banking segment, related to the infrastructure of the branch network and other overhead, that are not allocated.

(1)	The banking sector is comprised of financial institutions; holding companies (which are mainly responsible for managing financial resources); and credit card and asset management companies;
(2)	The asset, liability, income and expense balances among companies from the same segment are eliminated; and
(3)	They refer to the amounts that were eliminated among companies from different segments, as well as among other operations and consolidation adjustments.

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Table of Contents	1. Issuer’s activities

c)    profit or loss resulting from the segment and participation in the issuer’s net income

R$ million

Income Statement 2024	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated [1]	Adjustments of Consolidation [2]	Adjustments [3]	Consolidated in accordance with IFRS
Revenue from financial intermediation	169,745	37,327	319	(409)	206,982	(1,550)	(2,959)	10,747	213,220
Expenses from financial intermediation [4]	(98,810)	(30,050)	-	412	(128,449)	607	5,490	(21,928)	(144,279)
Net Interest Income	**70,935**	**7,277**	**319**	**3**	**78,534**	**(943)**	**2,531**	**(11,181)**	**68,941**
Loan Loss Provision	(33,124)	-	-	-	(33,124)	-	-	5,598	(27,526)
Gross income from financial intermediation	**37,811**	**7,277**	**319**	**3**	**45,410**	**(943)**	**2,531**	**(5,584)**	**41,415**
Income from insurance, pension plans and capitalization bonds	-	11,520	-	27	11,548	-	-	(1,788)	9,759
Fee and commission income	36,214	1,923	82	(69)	38,150	(6,170)	(2,325)	(1,318)	28,336
Personnel expenses	(23,027)	(2,452)	(34)	-	(25,513)	1,156	-	2,080	(22,277)
Other administrative expenses [5]	(21,498)	(2,120)	(37)	393	(23,262)	1,073	(276)	(489)	(22,954)
Tax expenses	(6,313)	(1,391)	(18)	-	(7,723)	848	-	-	(6,875)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	122	243	1	-	366	1,165	-	1	1,532
Other operating income / expenses	(13,425)	(5,945)	(165)	(355)	(19,890)	2,872	70	5,554	(11,393)
Net Income	**9,882**	**9,056**	**147**	**-**	**19,085**	**-**	**-**	**(1,543)**	**17,542**
Participation in Net Income (Managerial Income Statement)	**51.8%**	**47.5%**	**0.8%**	**-**	**-**	**-**	**-**	**-**	**-**

R$ million

Income Statement 2023	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated [1]	Adjustments of Consolidation [2]	Adjustments [3]	Consolidated in accordance with IFRS
Revenue from financial intermediation	164,122	39,942	481	(671)	203,874	(2,864)	(4,249)	27,697	224,458
Expenses from financial intermediation [4]	(97,496)	(32,892)	(0)	685	(129,702)	552	6,914	(34,140)	(156,376)
Net Interest Income	**66,626**	**7,049**	**481**	**-**	**74,172**	**(2,312)**	**2,665**	**(6,443)**	**68,082**
Loan Loss Provision	(37,111)	-	-	-	(37,111)	-	-	4,994	(32,117)
Gross income from financial intermediation	**29,516**	**7,049**	**481**	**-**	**37,061**	**(2,312)**	**2,665**	**(1,449)**	**35,965**
Income from insurance, pension plans and capitalization bonds	-	9,801	-	32	9,833	-	-	(3,789)	6,044
Fee and commission income	34,269	1,165	5	(33)	35,406	(5,341)	(1,879)	(1,229)	26,957
Personnel expenses	(21,257)	(2,652)	(31)	-	(23,939)	909	-	2,216	(20,814)
Other administrative expenses [5]	(20,866)	(2,066)	(16)	424	(22,524)	997	(618)	(167)	(22,312)
Tax expenses	(6,582)	(1,437)	(23)	-	(8,042)	698	-	0	(7,344)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	151	422	-	-	573	1,528	-	1	2,102
Other operating income / expenses	(9,199)	(3,469)	(141)	(438)	(13,247)	3,521	(167)	3,798	(6,095)
Net Income	**6,033**	**8,813**	**276**	**-**	**15,122**	**-**	**-**	**(619)**	**14,503**
Participation in Net Income (Managerial Income Statement)	**39.9%**	**58.3%**	**1.8%**	**-**	**-**	**-**	**-**	**-**	**-**

(1) They refer to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, etc.) for management purposes; (2) Adjustments of consolidation originating from the “non-consolidation” of exclusive funds; (3) Adjustments due to the differences of the accounting standards used in the management reports and in the Financial Statements of the Organization that were prepared in the IFRS. The main adjustments refer to the impairment of loans and advances, effective interest rate and business combinations; (4) It includes, in the Consolidated IFRS, the balances related to “Net gains/(losses) on financial assets and liabilities at fair value through income”, “Net gains/(losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) on foreign currency transactions”; and (5) It includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

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Table of Contents	1. Issuer’s activities

1.4 – Information on products and services relating to the operational segments disclosed in item 1.3

a)	Characteristics of the product process

We present below some characteristics of the main products and services of Bradesco.

Banking segment

Deposits Accounts

We offer a variety of deposit accounts, including:

•      checking accounts, such as:

- Easy Account (Conta Fácil) – A checking account and a savings account under the same bank account number, using the same card for both accounts, destinated to individuals and companies;

- Click Account (Click Conta) – Checking accounts for children and young people from 0 to 17 years of age, with exclusive website and debit card, automatic pocket money service and free online courses, exclusive partnerships, among other benefits;

- Academic Account (Conta Universitária) – Checking account for undergraduate students with low fees, student finance, exclusive website, free online courses, exclusive partnerships, among other benefits; and

- Checking Account (Conta Corrente) – accounts intended for companies and public entities with specific legal nature, which do not have a linked savings account.

•      traditional savings accounts, which currently earn interest at the Brazilian reference rate, or taxa referencial, known as the TR, plus 0.5% monthly interest in case the SELIC rate target is higher than 8.5% p.a. or TR plus 70.0% of the SELIC rate target if the SELIC rate target is equal to or lower than 8.5% p.a.; and

•      time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or “CDBs”), and earn interest at a fixed or floating rate.

As of December 31, 2024, we had 38.2 million account holders (clients who have a deposit account which is available for use), of which 36.4 million of them being individuals and 1.8 million being companies. As of the same date, we had 66.6 million savings accounts.

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Table of Contents	1. Issuer’s activities

Loans and advances to clients

The following table shows loans and advances to clients broken down by type of product on the indicated dates:

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financing and On-lending

Import and export financing

Our Brazilian foreign-trade related business consists of giving finance services to our clients in their export and import activities.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export financing, exporters obtain advances in reais on closing export forex operations for future receipt of foreign currency on the contract due date. The export financing in this modality can be done in the phases of pre- or post-loading/execution of the services, and are called Advance Payment on Forex Operations, or (AOCs), the moment in which the resources received are used in the manufacture of goods or service execution that are exported, or as a form of anticipating sales made in spread payments of goods or service already loaded or executed.

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Table of Contents	1. Issuer’s activities

There are other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Export Credit Bills (referred to locally as NCEs and CCEs, respectively), and Export Financing Program with rate equalization – PROEX.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of 806 correspondent banks abroad, 81 of which credit/guarantee lines as of December 31, 2024.

Real Estate Financing

Real Estate Financing are provided for: (i) the acquisition of residential and commercial real estate, and urban plots; and (ii) the construction of residential and commercial developments. As of December 31, 2024, we had 361 thousand financing contracts.

The financing for the acquisition of residential properties has a maximum term of up to 35 years and the contracts may have annual interest rates between 10.49% and 11.69% p.a. plus TR, or an annual interest rate of 4.49% p.a. plus savings remuneration. The financing for the acquisition of commercial properties has a maximum term of up to 20 years and annual interest rates starting at 12.20% p.a. plus TR.

The construction financing, also called the Plano Empresário, has a work period of up to 36 months plus the grace period to implement the transfers to borrowers that varies between 6 and 12 months. Interest rates are priced on a case-by-case basis, both in TR+ and Savings+ modality.

Central Bank of Brazil regulations require us to provide at least 65.0% of the balance of savings accounts in the form of Real Estate Financing. The remaining funds are to be used for financings and other operations permitted under the terms of the legislation in force.

BNDES/Finame Onlending

The BNDES is the main instrument of the Federal Government to support entrepreneurs of all sizes, including individuals, rural producers, in carrying out their plans for modernization, expansion and implementation of new business, with the potential of generating jobs, income and social inclusion in Brazil. Its portfolio has certain products and programs to provide government-funded long-term loans with different interest rates, focusing on economic development. We are one of the structuring agents of BNDES funds, to borrowers in several sectors of the economy. We determine the margin of return on the loans based on the borrowers’ credit. Although we bear the risk for these BNDES and Finame onlending transactions, these transactions are always secured.

In 2024, we disbursed R$11.4 billion, 63.8% of which were loaned to micro, small and medium-sized enterprises.

Vehicle loans

Vehicle Loans is a financing line for the purchase of light and heavy vehicles, both new and used, for individuals and legal entities. We offer these products through our branch network, via the Bradesco App in a totally digital process and Bradesco Financiamentos, with direct contact with clients and business partners for the acquisition of light vehicles, motorcycles, trucks, buses, machinery and equipment.

The vehicle loans portfolio grew in 2024, due to the optimization of concession policies, economic recovery and improvements in procurement processes, maintaining the position among the main portfolios of the Brazilian market.

Leasing

As of December 31, 2024, we had 4,506 active leasing agreements. According to ABEL, our leasing company is the sector leader, with a 33.5% market share in Brazil, considering the market portfolio of leases of R$18.6 billion.

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Financial leasing involves trucks, cranes, aircraft, ships and heavy machinery. In this same period, 6.0% of our transactions were for aircrafts.

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing.

Borrowings

Working Capital

Line of credit destined to legal entities, available on physical and digital channels, with the aim of covering expenses or investments inherent in the company’s working capital, such as: payment of 13th salary, stock renewal, training and other.

Personal loans/Payroll-deductible loans

They are loans with a pre-approved limit to meet needs without a specific purpose. It also includes payroll-deductible loans to Social Security National Service (INSS) pension plan beneficiaries and retirees, to public servants and to the private sector.

The average term of these operations is 61 months and interest rates ranging from 1.6% to 3.1% p.m., as of December 31, 2024.

Rural loans

The provision of loans and financing to the Agribusiness sector is carried out with resources:

•	From the demand deposit, where there is a requirement by the Central Bank of Brazil for the investment of 30% of the Value Subject to Collection (VSR), which is called Obligatory Resources (RO), with maximum rates from 2.00% p.a. to 12.00% p.a., as per the rule of investment of the Manual of Rural Credit (MCR);
•	The Bank’s own, from the Bank’s Treasury for the operations; and
•	BNDES onlending and the use of Own Resources Equalized by the National Treasury, through lines directed to the sector of Agribusiness, destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc., with a term of up to 15 years.

The majority of loans have semiannual or annual payments with payment terms matched to periods of the harvest cycle. The guarantees are usually with the disposal/mortgage of property and machines, the last one valid for the financing of goods in addition to agricultural or livestock lien.

Operations with Limits

Credit card

We offer a range of credit cards to our clients including Elo, American Express, Visa, MasterCard brands, and also the Private Label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

•	exchange fees on purchases carried out in commercial establishments;
•	annual fees;
•	interest on credit card balances;
•	interest and fees on cash withdrawals through ATMs; and
•	interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our clients a complete line of credit cards and related services, including:

•	credit cards for different audiences for purchases and withdrawals in Brazil and abroad;
•	credit cards directed toward high-net-worth clients, such as “The Centurion Card Bradesco”, “The Platinum Card”, “Visa Infinite”, “Mastercard Black”, “Elo Nanquim”, “Elo Diners” and “Visa Aeternum” from Elo, Visa, American Express and MasterCard brands;

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•	credit cards destined for corporate clients, geared for business expenses and control of expenditure;
•	multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;
•	co-branded credit cards, which we offer through partnerships with companies; and
•	private label credit cards, which we only offer to clients of retailers, designed to increase business and build client loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

We hold 50.01% of the shares of Elopar, an investment holding company whose investments include Alelo (benefit and prepaid cards), Livelo (coalition loyalty program) and participation in Elo Serviços (payment network). At Cielo S.A., a payment solutions company, we have shared control, with this, the total of our stake in Cielo S.A. is 50.72%, in which 30.61% is of direct ownership interest and 20.11% of indirect ownership interest, through the companies of the Elopar Group (on December 31, 2023, the total ownership interest was 31.41%, and the direct ownership interest was 30.06%).

We also have a card business unit abroad, Bradescard Mexico, operating with exclusivity in store chains that are leaders in that country.

We have several partners with whom we offer co-branded/hybrid and private label cards. This allows us to integrate our relationships with our clients and offer by means of banking products, such as financing and insurance to the associates.

The following table shows our volume of transactions and the total number of transactions of credit cards for the years indicated:

Overdraft

The overdraft is an emergency revolving credit limit contracted and made available in the checking account that allows greater availability of financial resources for withdrawals, transfers and honoring payments and other debits, whenever own resources are not sufficient.

Guaranteed Account (Conta Garantida)

Conta garantida is a revolving credit limit for legal entities and individuals to meet short-term needs. The limit of the conta garantida allows the negotiation of more attractive rates. However, in most cases, it requires a guarantee which can be; a surety, disposal of assets, guarantees of contracts or anticipation of receivables, and investments, among others.

Cash Management Solutions

Management of accounts payable and receivable – In order to meet the cash management needs of our clients in both public and private sectors, we offer a broad portfolio of high-quality products and services of accounts payable and receivable, supported by our network of branches, banking correspondents, digital channels and Bradesco App, all of which provided more speed, stability and security for client data and transactions. Our solutions include receipt and payment services; and resource management, enabling our clients to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our clients’ day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection, check custody, credit order, collection and payment processing services, and by funds in transit received up to its availability to the related recipients.

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Our clients have flexibility in making Pix transactions using the Mobile and Internet Banking, including options of Pix with loan. In addition, they can also count on BIA (Bradesco’s Artificial Intelligence) on WhatsApp to make their transactions. In 2024, we recorded more than 7.3 billion transactions.

Solutions for receipts and payments – In 2024, we settled 1.0 billion invoices through the services of Cobrança Bradesco and 448.9 million receipts by the tax collection systems and utility bills (such as water, electricity, telephone and gas), check custody service, identified deposits and credit orders. The corporate systems processed 831.8 million documents related to payments to suppliers, salaries and taxes.

Global Cash Management – Global Cash Management aims at structuring solutions for foreign companies that want to operate in the Brazilian markets and for Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, our exclusive client service team offers customized products and services to identify solutions for companies. Also, the area of Global Cash Management centralized the receipt of all Formal Proposal Requests (RFP) of corporate clients, coordinating with the other bank departments the development of technical and commercial proposals, as well as, the centralization of bids of public agencies for cash management services.

Niche Markets – We operate in various niche markets, such as franchise business, condominiums, education, notary offices, among others, where our clients have the support of a specialized team with the mission of structuring custom solutions that add value to their business.

As an example, the franchising niche has a team of franchising specialists that, through their relationship with franchising brands, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized services. We have approximately 600 agreements in place with franchising companies, generating numerous opportunities to open new checking accounts and leveraging business with the respective franchisees.

Another important feature in this area is the support we provide towards the development of Local Production Groups (APLs), by providing service to businesses and assistance to these clients. Participating in an APL strengthens the companies, because together they can form an articulated and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, Brazil has 397 Local Productive Arrangements (APLs) spread across 1,460 municipalities.

Public authority solutions

We have a specific area dedicated to serving public administration, which offers specialized services to identify business opportunities and structuring customized solutions to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces).

Our exclusive website, developed for our clients, offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services.

Our commercial relationships with such public authorities are developed by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have nine Specialized Platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and the largest municipalities according to the Brazilian GDP, in addition to 30 Platforms that operate providing services to the City Halls and other Authorities.

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In 2024, we took part and were successful in strategic tenders sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.1 million retirees and pensioners.

Management and administration of third-party funds

We provide fiduciary administration services to investments funds and managed portfolios, with regulatory responsibility for operation of investments funds.

Bradesco Asset also conducts the management of third-party resources, where it is responsible for investment decisions:

•	mutual funds;
•	managed portfolios;
•	exclusive funds;
•	FIDCs (Receivable Funds);
•	FIIs (Real Estate Investment Funds);
•	ETFs (Exchange Traded Funds); and
•	FIPs (Private Equity Investment Funds).

Management of funds and portfolios – On December 31, 2024, Bradesco Asset managed 1,787 funds and 458 portfolios, providing services to 3.5 million investors. Among its biggest clients are those from the businesses we operate and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

On March 11, 2024, the incorporation of Bradesco Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Bradesco Asset) was approved by us, in compliance with the provisions of article No. 227 of Law No. 6,404/76. This incorporation aims to promote the corporate restructuring in order to optimize the organizational structure of the Bradesco Group, whereby we will be managing the securities portfolio in the category of asset management, transferring all rights and obligations to Bradesco Asset.

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The following tables show the equity of funds, portfolios under our management, the number of investors and the number of investment funds and managed portfolios for each period:

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Management of third-party funds – On December 31, 2024, we provided administration service to 4,386 funds, 481 portfolios and 47 investment clubs, providing services to 3.9 million investors.

The following tables show the equity of funds and portfolios, which are under administration, the number of investors, investment funds, portfolios and investment clubs for each period:

Services related to capital markets and investment banking activities

As our investment bank, Bradesco BBI is responsible for (i) originating and executing project financing operations; (ii) originating and executing mergers and acquisitions; (iii) originating, structuring, syndicating and distributing fixed income securities in Brazil and abroad; and (iv) originating, structuring, syndicating and distributing issuances of securities of equity in Brazil and abroad.

In 2024, Bradesco BBI won three major awards:

•	Best Investment Bank in Brazil, Latin America (Infrastructure) and Global (Energy, Industry and Chemical sectors) by Global Finance;
•	Best Bank in Transition Financial Operations with Sustainability Goals by Global Finance; and
•	Best Deals of the Year by Latin Finance.

Bradesco BBI advised clients in several operations across a range of investment banking products, including:

Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate sale transactions, including the sale and purchase of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2024, Bradesco BBI advised 25 transactions disclosed totaling approximately R$37 billion.

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Equity – Bradesco BBI coordinates public offerings of shares in national and international markets. In 2024, Bradesco BBI coordinated 6 operations totaling approximately R$22 billion.

Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in the local and international debt capital markets. In 2024, Bradesco BBI coordinated a total of R$479 billion in the capital market and a total of 447 transactions. In Fixed Income, we can highlight:

•	Operations in the Local Market – Bradesco BBI ended the year in the local fixed income market with the coordination of 238 transactions and involving a total amount of approximately R$217 billion;
•	Project finance – Bradesco BBI acts as advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2024, Bradesco BBI advised 146 structured operations for different clients, totaling approximately R$74 billion;
•	Structured operations – Bradesco BBI structures customized financial solutions for its clients in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment. In 2024, Bradesco BBI advised 34 structured operations for different clients, with a total amount of over R$43.9 billion; and
•	Operations in the International Market – Bradesco BBI also featured in the international capital market, coordinated 29 transactions with an amount of approximately R$181.6 billion.

Investment Advisory

We offer to our clients exclusive investment advisory services, remotely and personally, contemplating the products of Bradesco Asset, Ágora Investimentos, Treasury, in addition of the entire portfolio of Bradesco Previdência (Pension). We always consider the moment of life, objectives and profile of the client regarding their tolerance to risk. The client benefits also from recommended portfolios, combining a variety of financial products, prepared monthly based on their profile and on the perspectives of the domestic and international markets. Besides counting on the assistance of the managers from the branch network, we have a team of investment specialists, who are ready to assist our clients by telephone, online chat on Bradesco App or Internet Banking.

Intermediation and trading services

Ágora Investimentos

Ágora – Bradesco’s official Brokerage – is a complete ecosystem of financial solutions for investors in the Retail and Institutional segments.

In the Retail vertical, its complete and open platform serves both Banco Bradesco’s checking account holders and non-account holders. With a broad portfolio of products – there are more than 1,700 alternatives – from more than 130 market institutions, its Individual and Corporate clients access opportunities in fixed income, variable income, investment funds, shares, public offerings and private pension.

To support the decision-making, home clients have expert advice and expertise from Ágora Insights, with economic analysis and recommendations for more than 160 listed companies – content available in different formats, such as reports, live streams and podcasts, at no additional cost. Finally, reinforcing its commitment to the democratization of access to financial education to clients and non-clients, it offers more than 120 courses, whereby more than 50 are totally free, through the Ágora Academy, its educational platform developed in partnership with major business schools in the country, such as the FIA – Fundação Instituto de Administração (Foundation Institute of Administration), and UNIBRAD, among others.

In December 2024, it reached 1.2 million clients and surpassed the R$107.4 billion mark in assets under custody.

On the Institutional side, it offers a complete investment analysis service, covering the main sectors and companies of the Latin-American market and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, swaps and forward contracts, in the primary and secondary market, negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of large corporate and institutional investors.

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The team dedicated to the Institutional segment is composed of industry experts, economists and fixed income analysts. Through it, more than 390 reports are made available monthly, in Portuguese and English, to the most important investors around the world, such as those domiciled in Brazil, the United States, Europe and Asia.

In 2024, it traded R$661.4 billion through the B3, occupying the fifth place in the trading ranking of B3 itself.

Ágora Investimentos continues to adhere to the Operational Qualification Program (PQO), ensuring its relevant role in the development of the Brazilian capital market.

Custody and financial services

In 2024, we were one of the main providers of local and international capital market services, with a prominent position for leadership in the domestic and global market according to the ANBIMA’s ranking of custody of assets. We also won the award by Revista Global Finance (magazine) for the second consecutive year for the best sub-custodian bank in Latin America for non-resident investors.

Among the main services we offer in this segment, we highlight: fiduciary administration for investment funds, qualified custody of securities for funds, clubs and investment portfolios, representation and custody for non-resident investors, custody of shares for the guarantee of Depositary Receipts (DR); asset and liability controllers for investment funds and investment clubs; asset bookkeeping (shares, Brazilian Depositary Receipts (BDRs), quotas of investment funds, certificates of real estate receivables (CRIs), certificates of agribusiness receivables (CRAs) and debentures); registering bank for loan of shares, liquidating bank, escrow account-trustee, qualified agent for guarantees in the energy market in the scope of the Electric Energy Trade Council (CCEE) and clearing agent.

Bradesco Custódia e Serviços Financeiros has Quality Management System ISO 9001:2015 certifications and GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which includes the issuance of the Control Assurance report in a Service Provider Organization, that guarantees the high standard of quality and security in the services provided.

As of December 31, 2024, the set of the services provided was composed of:

•	Custody and controllership services for investment funds and managed portfolios involving:

- R$2.4 trillion in assets under custody;

- R$3.9 trillion in assets under controllership; and

- R$217.3 billion in market value, related to 49 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

•	Fiduciary administration for funds, investment clubs and portfolios under management with:

- R$1.2 trillion total shareholders’ equity of investment funds under fiduciary management in investment funds, portfolios and investment clubs.

•	Securities bookkeeping:

- 189 companies issuing shares with a market value of R$3.2 trillion, covering 10 million shareholders;

- 392 companies with 619 debentures issued, with a market value of R$765.3 billion, covering 699 thousand debentures;

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- 478 investment funds with a market value of R$78.4 billion, covering 114 thousand quotaholders;

- 43 BDRs programs managed, with a market value of R$8.4 billion, comprising 709 thousand investors;

-	10 companies with 404 series issued in CRIs, with a market value of R$25.5 billion, comprising 113 thousand investors;
-	3 companies with 63 series issued in CRAs, with a market value of R$21.6 billion, comprising 229 thousand investors; and
-	86 companies with 86 Credit Notes issued, with a market value of R$16.2 billion, comprising 602 investors.
•	Depositary (Escrow Account – Trustee):

- 33,729 guarantee agreements in associated accounts, with a financial volume in guarantee of R$16.9 billion.

International presence

In the quality of private commercial bank, we offer an extensive line of international services, including to foreign trade financing and loans, working capital in foreign currencies, forex operations and international sureties, credit lines for individuals and legal entities, on our Corporate banking activity platforms and Global Private banking. The services provided to multinational companies is materialized both in the support to foreign multinationals operating in Brazil or Brazilian multinationals operating abroad, both in their operations as the main link of communication between prospective Multinational clients and Bradesco Brasil.

In October 2020, we concluded the acquisition of Bradesco Bank and its subsidiaries to offer a complete platform of banking and investments products and services also in the United States.

The International and Forex area, in Brazil and Abroad, coordinates our international operations, through a team of specialists in forex and foreign trade business, offering technical support to our clients and to the Retail and Wholesale Sectors, for the products of forex, Trade Finance (for export and import financing), financial transfers and Direct Loans Abroad. We also have a specialized team in structured operations (syndicated loans, club deals, risk participations, bridge facilities, among other) and International Sureties, besides Digital Forex, a team dedicated to meet the needs of clients that use our digital channels (Net Empresa, mobile and internet banking) to purchase ready-prepared foreign exchange operations for the main purposes.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian clients. Total assets of the foreign branches, considering the elimination of intra-group transactions, were R$54.0 billion, as of December 31, 2024, denominated in currencies other than the real.

Funding required for the financing of Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets, which amounted to US$1.5 billion during 2024 and funding transactions amounted to US$6.4 billion, as an additional source of funding.

The following is a brief description of our subsidiaries abroad:

Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly-owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•	Bradesco Securities U.S. focuses on facilitating the intermediation of operations of fixed income and variable income of Brazilian companies for global institutional investors; raising of short-term funds, placement of Equity Capital Market (ECM) and Debt Capital Market (DCM) operations, distribution of research reports and corporate access services;

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•	Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for us in Euro Certificate of Deposit (Euro CD) program and Global Medium-Term Note program (MTN); and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and the sale of variable-income and fixed-income regional transactions to European institutional investors (IPOs, secondary public offerings, etc.); and
•	Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business unit of credit card issuance.

Bradesco Bank – Commercial bank in the United States with deposits guaranteed by the FDIC, providing banking products and services to resident and non-resident individuals, and corporate and institutional clients.

Bradesco Investments – Broker dealer that offers a complete and open platform of investments for Private, high-income, corporate and institutional clients.

Bradesco Global Advisors – Investment advisory firm that manages discretionary and non-discretionary portfolios for Private and high-income clients.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary and, among other activities, may sell insurance products and certificates of deposit, provide underwriting services, act as advisors on private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

Bradesco Bank is positioned to meet the demands of Brazilian and Latin American clients who wish to diversify their assets in the global market by offering investment, banking and financing solutions.

Foreign exchange products

In addition to import and export financing, our clients have access to a range of services and foreign exchange products such as:

•	foreign loans to clients;
•	working capital abroad;
•	WEB and mobile exchange operations;
•	collecting import and export receivables;
•	cross border money transfers;
•	advance payment for exports;
•	accounts abroad in foreign currency;
•	non-resident account in Brazil in national currency;
•	cash holding in other countries;
•	structured foreign currency transactions; through our overseas units;
•	service agreements – receiving funds from individuals abroad via money orders;
•	global account in US dollars (individuals);

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•	purchasing and selling of currency paper;
•	cashing checks denominated in foreign currency; and
•	clearance certificate (international financial capacity certificate).

Consortia

In Brazil, persons or entities that wish to purchase certain goods may set up a group known as a “consortium”. Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia groups, which are formed for the purchase of real estate, vehicles, motorcycles, trucks and other assets, have a fixed term and quota, both previously determined by its members and are run by an administrator.

Bradesco Consórcios manages groups of consortia and, as of December 31, 2024, registered total sales of 1,545,627 outstanding quotas; book net income of R$2.0 billion; and fee and commission income from consortiums of R$2.7 billion and accrued revenue of R$113.3 billion.

Insurance products and services, pension plans and capitalization bonds

We offer insurance products, pension plans and capitalization bonds through different segments, which we refer to collectively as Grupo Bradesco Seguros.

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2024, there were 25.3 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde for small, medium or large-sized enterprises wishing to provide benefits for their employees.

On December 31, 2024, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A., along with Bradesco Saúde Operadora de Planos S.A., had 3.8 million beneficiaries covered by company plans and individual/family plans. Around 168 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 44 of the 100 largest companies in the country.

As of December 31, 2024, it included 11,644 laboratories, 19,171 specialized clinics, 15,493 physicians and 2,184 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

We offer car insurance with flexible options according to the client’s profile, through our subsidiary Bradesco Auto/RE.

We have from a leaner and more affordable product, such as the insurance Auto Light Referenced Network, to a complete product such as the Auto Lar, which covers both the vehicle and residence.

There are also specific products for the motorcycle, truck, fleets and account holders of Banco Bradesco, with several differentials.

For motorcycle, for example, we have cover for accessories, such as jacket, gloves and helmet. Now for trucks, we offer hospital medical expense coverage and funeral assistance, and much more.

The coverage is complete, and includes damages caused to the vehicle, passengers and third parties, with several additional options for purchase, as well as a Clube de Vantanges (Benefits Club) with discounts on establishments and a complete Bradesco Seguros application to facilitate the access to the services. And it still has easy 12x interest-free payments on the Bradesco card, and option to pay insurance with Livelo points, the largest reward platform in the country.

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The insurance of retail property and casualty include protection for residential, business, condos and equipment risks, with customized coverage according to the needs of each business or residence. We highlight the “Lar Mais Seguro” (Safer Home) and the “Residencial Sob Medida” (Customized Home Insurance) for individuals, and “Bradesco Seguro Equipamento” (Equipment Insurance) for individuals and legal entities, with full coverage for various sectors, such as agricultural, civil construction, medical, musical, portable electrical and electronic devices and forestry. The Business insurance also offers complete coverage for various segments, such as Office, Clinics and Surgeries, Construction, Education, Culture and Leisure, etc.

As of December 31, 2024, Bradesco Auto/RE had 1.5 million insured automobiles and 1.7 million property policies, making it one of Brazil’s main insurance companies.

Capitalization bonds

Bradesco Capitalização is market leader in income among the companies of the sector, with a market share of 21.9% according to data from SUSEP in 2024. Our clients can purchase capitalization bonds with a single or monthly payment from R$10 and run for prizes whose net amounts can reach up to R$4.5 million.

In December 2024, we ended the year with 3.2 million active clients and 8.6 million capitalization bonds in the traditional modality.

The traditional modality is the most representative of our operation, in which the client saves money and can win prizes as a tool of financial regulation. At the end of the term of the plan the amount paid is 100% of the amount paid restated by the TR.

In line with the diversification of our portfolio, in 2024 we launched nine more products:

•	Max Garantia: first product of the Instrument of Warranty modality, in which the business client uses it to guarantee loan operations, and also has the chance to win R$200 thousand in a draw;
•	Max Prêmios Páscoa (Easter Awards): seasonal product that has been marketed from February 1, 2024 to March 28, 2024 and has awarded 252 clients totaling more than R$900 thousand in prizes;
•	Super Pontos Max Férias (Holiday Points): the client invests, starting at R$15 thousand and can win more than R$400 thousand in prizes. With the withdrawal and/or draw amount he/she can purchase Livelo Points with exclusive conditions;
•	New Max Prêmios Instantâneo (Instant Awards): single payment of R$15, in which the client, gamified by the instant draw journey, knows immediately if he/she has won the draw, and continues in the special draw on March 15, 2025, to win more than R$2.5 million in prizes;
•	Max Prêmios (Awards) 2000 and 3000: products with millionaire draws of up to R$4.5 million and 21 monthly draws of up to R$300 thousand, with a single payment starting at R$2 thousand, and valid for 24 months;
•	Max Prêmios Natal and Max Prêmios da Virada (Christmas Awards and New Year Awards): with only R$100 or R$200, clients could win more than R$1 million in prizes, in addition to the monthly draws; and
•	Expresso da Sorte (Lucky Express): product starting at R$2, which enables the innovative business strategy to popularize Capitalization and open new markets. The client can acquire it through the Bradesco Expresso network, and has a chance to win more than 75 thousand instant prizes of up to R$60 thousand, besides the chance of winning monthly prizes of up to R$50 thousand.

Maintaining the focus of Bradesco Capitalização on actions promoting sustainability and the constant search for dematerialization and digitalization of their services, were made available to non-account holders on the Bradesco Seguros App the possibility of checking statements and securities, as well as certificates, income tax earnings reports and information regarding draws, like results and lucky numbers. Also in 2024, we offered more services on digital channels, such as the new Max Prêmios (Instant Awards) journey, the draw can be checked on the Bradesco App and extended communications by the Apps of Bradesco, Bradesco Seguros and Internet Banking bringing more transparency, information, agility, self-service and security. Currently, the number of Individual clients who purchase the product in digital channels or formalize operations through electronic signature represents 88% of the total.

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Supplementary Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plans managers in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FENAPREVI and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from paying taxes on income generated by the fund portfolio. The participants of these funds are taxed upon the redemption of quotas, and/or receipt of benefits.

As of December 31, 2024, Bradesco Vida e Previdência accounted for 23.2% of the supplementary pension plans in terms of contributions, according to SUSEP. On December 31, 2024, Bradesco Vida e Previdência accounted for 22.1% of assets under management: 21.1% of VGBL, 20.8% of PGBL and 43.8% of traditional pension plans, according to FENAPREVI.

Brazilian law currently permits the existence of both “open” and “closed” private pension entities. Open private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. Closed supplementary pension plan entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

As of December 31, 2024, we managed open supplementary pension plans covering 3.2 million participants, with a total balance of R$347 billion in collateral assets.

Under VGBL and PGBL plans rules, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant’s taxable income when making their annual tax declaration. At the time of redemption and/or when benefits are paid out, taxes will be levied on the income accrued, pursuant to current legislation, in relation to the total redeemed/received as benefit. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption and/or when benefits are paid out, taxes will be levied on the income accrued, pursuant to current legislation.

These plans can be contracted either individually as well as in business plans. Individual plans represent 53.3% and business plans 46.7% of the total number of participants. The business plans account for 13.7% and Individual for 86.3% of the technical provisions.

The plans being commercialized allow contribution, portability, redemption and conversion into income.

Bradesco Vida e Previdência also offers pension plans for corporate clients that are in most cases negotiated and adapted to the specific needs of this type of client.

Bradesco Vida e Previdência earns revenues primarily from:

•	supplementary pension plan contributions, PGBL and VGBL, life insurance and personal accidents premiums;
•	revenues from management fees charged to pension plan participants in accordance with mathematical provisions; and
•	interest income.

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b)	Characteristics of the distribution process

Distribution channels

The following table presents our main distribution channels in the period stated:

Distribution channels of insurance products, pension plans and capitalization bonds

We sell our insurance, pension plan and capitalization products through our website, our branches, brokers based in our network of bank branches and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

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Partnerships with retail companies – Bradesco Expresso

“Bradesco Expresso” enables us to expand our share of the correspondent bank segment through partnerships with supermarkets, drugstores, grocery stores, department stores and other retail chains. These companies provide basic banking services offered by employees of the establishments themselves, while decisions regarding granting of credit or opening of accounts are made by us.

The main services we offer through Bradesco Expresso are:

•         receipt and submission of account application form;

•         receipt and submission of loans, financing and credit card application form;

•         withdrawals from checking account and savings account;

•         Social Security National Service (INSS) benefit payments;

•         checking account, savings account and INSS balance statement;

•         receipt of utility bills, bank charges and taxes; and

•         prepaid mobile recharge.

As of December 31, 2024, the Bradesco Expresso network totaled 39,059 service points, with an average of 27.5 million monthly transactions or 1.2 million transactions per business day.

Digital Channels

We offer various products and services through our mobile App, internet banking, ATM, and contact center digital channels. They can be accessed from anywhere and at any time, with the aim of taking convenience, practicality and security for clients. In 2024, digital channels represented 99% of the transactions performed at Bradesco, highlighting the mobile and internet banking, which represented 95% of this total.

Below is a brief description of each digital channel:

Mobile App – at the end of December 2024, we have 27.8 million active Individual clients (accounts who carried out transactions in the last three months). Comparing against December 2023, this number total an increase of 1.9 million clients in the channel. We believe in the consolidation and continuous growth of mobile channel in the coming years.

The new updates bring a fresh and functional look. Clients can now customize the distribution of services on the home page according to their preferences. In addition, shortcuts have been added that facilitate quick and strategic access to various features, offering a broad and diverse set of solutions. Available for iOS and Android systems, this channel is used by clients to make payments, Pix, transfers, purchase loans, consortia, carry out foreign exchange operations, access non-financial benefits, among other services. They also take advantage of integration with the Ágora App, our investment platform. With it, clients receive tips, market news and expert reviews through the “single sign on”.

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Corporate clients use the Bradesco Net Empresa App for their banking operations, such as payments, transfers, Pix, DOC/TED, check deposits, factoring of receivables, purchase of loans, among other transactions. The convenience of the App on the cell phone encompasses the full online contracting of the instant QR Code for cash terminals (TEF), POS and e-commerce, besides Cielo solutions, such as the payment machine and payment link.

BIA – The proximity to the client is increasingly relevant, as well as the customization of the service. Thinking about continuing the customer experience, we invest in research and technologies that also include pioneering solutions. This is the case of BIA, Bradesco’s artificial intelligence launched in 2016. Initially established for branch employees throughout Brazil, BIA matured until it began to interact with clients through the Bradesco App and through other channels. The evolutions continue and BIA becomes increasingly a customer concierge, acting in several moments of his/her life, in a resolute and agile way.

BIA presents itself as one of the main channels of relationship with clients and non-clients. Present in Bradesco’s digital channels and on the WhatsApp messaging app, BIA ensures mobility and helps clients digitally wherever they are. Among its features in the messaging app, for example, BIA interacts with the client proactively in cases of suspected credit card and Pix fraud. With BIA, clients can also make transfers between Bradesco accounts, Pix, check balances, statements, and credit limits, in addition to clarifying doubts about the bank’s products and services.

Inspired by the movement “Hey, update my voice”, of UNESCO, we changed the answers of BIA so that she can react fairly and firmly against harassment. We will continue to make investments focused on its evolution, expanding her skills with resources that help clients organize their financial flow and improve her communication capacity to provide an increasingly intuitive and intelligent experience.

Internet – We were the first financial institution in Brazil to have an e-mail address on the Internet, beginning in 1996. We provide individuals clients access to financial services on Bradesco Internet Banking, a solution that has transformed the relationship between clients and the financial market, and that continues to be an important source of information and transactions.

With the 28th anniversary on March 31, 2024, Bradesco Internet Banking continues to evolve. With its own domain (banco.bradesco), the Organization is one of the few Brazilian companies to have a top-level domain or generic top-level domains (gTLDs) – an initiative of the ICANN (Internet Corporation for Assigned Names and Numbers), the body responsible for internet protocols, which regulates the addresses on the worldwide web.

This communication platform is divided into two main pillars, which are:

•	Bradesco Institutional Website (banco.bradesco): with simplified content and plain language, offers to Individual clients access to information and clarifications on various financial products and services, with the support of tutorials in videos that facilitate the understanding, in addition to the features that help in the client’s day-to-day activities, like issuing the copy of the bank payment slip. Also available on the homepage of the portal, the online purchase of products of the Organization and of partners, such as cards, consortium, Losango, Cielo, among others, also serving clients who do not have a checking account.
•	Bradesco Internet Banking for Financial Services: with several services and products available, individual clients can use the channel to check statements, make payments, transfers, Pix, investments and much more.

The channel has relevant information of the investment portfolio, with the possibility of customized tips and viewing of credit card limits and real-time purchases, and gives the client even more autonomy using the transaction limit manager.

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On Bradesco Net Empresa, the corporate client can make queries, transfers, Pix, investments, file submission, among other transactions, all in a simple and secure manner. We also emphasize that the MEI Digital Platform delivers to the individual micro-entrepreneurs, financial and non-financial services by means of partners that meet their main needs.

ATM – Focused on innovation, evolution and availability, the ATM machines are available to facilitate the daily lives of our clients, offering them capillarity and intuitive journeys.

Currently there are over 39 thousand active machines, distributed among Bradesco’s Own Network (15,376) and Shared Network – Banco24Horas (24,210). All of our machines are equipped with biometric reading, bringing more security and convenience for cardless biometric transactions.

Our machine park also has recycling machines, to increase efficiency and reduce costs, due to not requiring the use of envelopes. Currently, there are 7,635 machines that recycle bank notes, which enables the cash deposit with immediate credit in the account of the beneficiary. The functions of the channel also contribute towards sustainability as well as sending the receipts by email. Since 2022, the cash deposit without the envelope was also enabled on the 3,581 recycling machines of the Banco24Horas.

Thinking of the experience of our clients, we also have disruptive functions, like the purchase of dollars and euros (with more than 107 machines) - foreign exchange of 2 currencies in a single machine - with representative participations in the Forex operations. In 2021, we also implanted the Virtual Safe, in which the client has autonomy to purchase a foreign currency by the Bradesco App and retrieve them in the BDNs.

In addition, since 2020, the proxies have had more autonomy in individual client transactions, with the possibility of access to the self-service machines, where they can conduct several transactions intuitively and securely by biometric registration and a PIN number with 6 exclusive digits. The project won the Prêmio Smart2023 award.

Telephone services – Fone Fácil (Contact Center) – We allow clients to bank by telephone, which can be accessed by choosing an electronic service or personalized service.

In the electronic service, we provide a sophisticated service system powered by voice command, which provides clients the experience of doing what they want to do through simple voice commands, without the need for listening to various service options and having to choose them by typing the option on the telephone. The client can request the desired service and proceed directly to its execution, choosing the preferred option.

Through this channel, we offer our main financial services, such as payments, transfers between Bradesco accounts, TED, investments, loan contracting, among others.

By calling Fone Fácil, clients can access other relationship centers, such as for: credit cards, private pension plans, capitalization, among others.

Social networks – We are innovators and pioneers in social networks, operating in them since 2009 and becoming a market reference. The focus is on communication, relationship, content creation and business activation. The Social Networks team is present with the user @bradesco on Instagram, Facebook, X (formerly Twitter), YouTube, TikTok and Linkedin and monitors, analyzes and interacts with people who seek us or mention our brand, relying on the participation of segments, managers and branches to resolve demands. This work strengthens the relationship with people and protects the Organization. The team is also responsible for answering doubts, complaints, suggestions and conducting relationship interactions with the user.

The table below shows the number of digital clients:

As of December 31, 2024, 38% of the total credits released were made through digital channels. Growth in relation to the previous year was 45% for individuals and 34% for legal entities. We highlight, in individuals, the participation of 65% of our mobile channel, with a growth of 6 p.p. in comparison to the year ended December 31, 2023.

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The following table shows the amount of credits released on digital channels:

next

Created as a digital platform focused on the hyperconnected generation, next seeks to simplify the life of people, offering solutions to facilitate the financial management and be a partner so that clients may achieve their dreams and objectives.

next has a portfolio of solutions that include various financial and non-financial services, which were designed from studies with clients and non-clients.

In addition to the checking account and credit and debit card, it offers a variety of investments and loans, insurance, financial management tools, cell phone top up, gift card, toll and parking tag (Veloe), and benefits in partnership with more than 50 brands on the Mimos (gratuities) hub, integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets and also a digital account for the public from 0 to 17 years of age, with financial education solutions, in an exclusive partnership with Disney (nextJoy).

In Open Finance, next counts on the function “Minhas Finanças” (My Finances), aggregating accounts so clients can check, in a single place, their checking account information, credit cards and loans in several institutions participating in the system, besides recommendations and personalized tips for clients to better manage their finances.

The focus of next is customer-centricity, investing continuously in the analysis and intelligence of data to identify trends and behaviors, anticipating the creation of new services and suggestions. Also, it uses anthropological studies to understand trends and anticipate the needs of clients. The more modern solutions of Design and User Experience, combined with the feedback in all points of contact, are essential elements to provide the best experience and listen actively to the demands.

next establishes indicators aiming at a sustainable growth, the quality of the services and actual indices of satisfaction and engagement in the use of the platform. As a result of the actions implemented, seeking the concern and loyalty of the client, we observed important growth in the volume of active clients and also relevant growth in the number of financial transactions, ending the period with 1.4 billion financial transactions processed.

Digio

Banco Digio is a wholly owned subsidiary financial institution of Banco Bradesco and offers a portfolio of products with a digital journey, which include: Credit Card, Payment Account, financial services Marketplace, Personal Loan, including Payroll-deductible Loans and Whitelabel platform for partners.

Focusing on becoming one of the best financial products and services operations in Latin America, the institution seeks to provide a simple, agile and secure experience.

The goal for 2025 is to expand collateralized loan portfolio products and monetize the base of cards and accelerate opportunities using the whitelabel platform. The Roadmap this year provides for the launch of the INSS payroll loan credit card and the development of the private payroll loan option.

Now in comparison to 2024, Banco Digio ended the year with 9.4 million unique clients, registering a growth of 179% compared to the previous year. With an expansion of 229%, the total portfolio ended 2024 with R$20.4 billion. The highlight is the microcredit production for the Uber Account base, which surpassed the 250 thousand contracts per month mark in December 2024, four months after the launch.

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As for the perception of the services offered, the bank is well evaluated by clients in App stores and on Google My Business, and maintains a prominent reputation on Reclame Aqui, through the attribution of RA1000, credited by the RA platform itself.

inovabra

Our aim is to create opportunities for personal achievement and the sustainable development of companies and society. We believe that we can improve the experience of our clients through innovation. This way, we create an ecosystem of innovation – the inovabra – capable of supporting and inspiring the institution, creating paths and conditions that place the financial and non-financial products at the forefront.

We work on three fronts:

•	Expediting the introduction of new features or improvements to existing products;
•	Encouraging new products and services within existing businesses; and
•	Exploring, indicating and experimenting with emerging technologies.

To meet the challenges of these three areas we work together with the business units (BUs) and technological areas to establish priorities and develop a portfolio of initiatives and to ensure the competitiveness of business in the long-term. inovabra has the following pillars of corporate innovation:

•	Business Innovation: advisory performance of a dedicated team with business units, according to drivers of the Organization. It provides support in the conduct of initiatives from the design stage, process of case construction, validation of the business model, experimentation and production scale. The objective is to generate innovative solutions to provide better experiences to our clients, optimize existing products and services, expand to adjacent business and increase the share in new markets;
•	Tech Innovation: multidisciplinary team that acts with the aim of adding a future vision to our Technology structure to update it with the best market practices and position it at the forefront of the financial sector;
•	R&D – Multi-disciplinary research team: it works in mapping trends and opportunities in the financial sector, identifying problems and proposing solutions. Connect and interact with potential partners, such as companies, universities and research institutes in Brazil and abroad, in order to bring new knowledge of emerging technologies, market evolution, digital transformation and efficiency improvements, and generate proposals for new business models and innovative solutions. Propose, perform, conduct and execute benchmarks and diverse research on innovative solutions, competitors, clients, and applications, among others. Identify, propose and engage in opportunities, as well as develop experimentations and pilots involving emerging technologies. Evolve and disseminate best practices of the BTRL (Bradesco Technology Readiness Level) methodology, as well as keep the Emerging Technologies Radar up-to-date regarding and/or impacting the banking sector. Perform the readiness analysis, ensure the strategy, planning and evolution of emerging technologies prioritized by us;
•	Open Innovation: in an environment of physical and digital co-innovation, large companies, startups, investors and consultants work together to accelerate innovation and foment entrepreneurship through the generation of business to the community and for us. The environment counts on more than 200 resident startups and 1,500 connected through partner hubs, as well as 50 large companies looking for innovative solutions;
•	Experimental laboratory (Design and Experiment): centralizes our technology areas and large tech partners, with a safe environment for testing frontier technologies. The model provides resources for prototyping and product design, experimentation of new solutions with startups and big techs, proof of concept, launches and solutions of new challenges. Our laboratory has an Innovation Sandbox that allows the test of solutions simulating the core banking, which ensures more accurate experimentations reducing integration uncertainties and the time-to-market of innovation;

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•	Corporate venture (inovabra ventures): proprietary capital fund for strategic investments in startups and high-growth companies that have innovative technologies and/or business models. The fund is controlled by the area of Private Equity & Venture Capital and it actively contributes to the generation of value in the companies especially when they involve solutions that meet the needs of our clients.
•	Culture & Communication
•	Culture program: enhance the culture that drives innovation through a program for employees of different Business Units of Bradesco, since innovation is everyone's role. With the program we disseminate innovation through four pillars:

o    Empower employees through training and acculturation of emerging technologies and innovation methodologies in partnership with Unibrad;

o    Engage everyone in a community of intrapreneurs, increasing the collaboration, exchange of knowledge and experiences;

o    Carry out activities and experiences in which they can show knowledge in a practical way; and

o    Communicate our actions and information of innovation and technology in the Organization.

The program includes initiatives for influencers (select group with representatives from various areas of the bank, which are the catalysts for innovation in their departments), for executives and all employees of the Organization to support the cultural evolution. The last cycle that ended in August 2024, was attended by 208 influencers, representing 44 departments of Bradesco.

•	inovabra awards and cases in 2024
o	Global Finance: top innovations in finance with Generative Artificial Intelligence (Use of Generative AI to read Copom’s Minutes) and inovabra elected for the fifth consecutive time as one of the best financial innovation laboratories in the world;
o	Valor Inovação (Value Innovation): we came second in the ranking of the bank sector and 67th in the ranking of the most innovative companies in Brazil;
o	Banking Innovation Awards | Qorus: we were winners in the emerging technology category of the year with the Generative Artificial Intelligence projects;
o	Ranking 100 Open Startups: we came second in the Top Open Corporations working in open innovation with startups and inovabra in fifth place in the Top Ecosystem for supporting startups and corporations in their trajectories of open innovation;
o	Banking Tech Awards | Fintech Futures: we won in two categories “Best contribution to the consumer economic mobility” and “Best user/customer experience Initiative for consumers”; and
o	Corporate Startup Star Awards | ICC: we were among the top 100 Corporate Startup Stars for best global practices in open innovation.
•	inovabra results for 2024:
o	we worked on 7 emerging technologies: Generative AI, Digital Assets, Quantum Computing, Quantum Safe, Metaverse, Adversarial Machine Learning, Synthetic Data; and

o    55 experiments finalized.

•	Co-innovation environment:

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o	more than 27 thousand people in more than 500 open and closed events for the ecosystem;
o	more than 50 incoming companies;

o    56 demodays held; and

o	more than 580 community-generated connections.

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c)	Characteristics of the market segments, specially:

i) Participation in each market:

In the following section, we demonstrate the percentages of Bradesco’s participations in relation to banking and insurance segment and its distribution channels:

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ii) competitive conditions in markets

As of September 30, 2024, state-owned financial institutions held 33.7% of the National Financial System’s (SFN) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 49.5% share and foreign-controlled financial institutions, with a 16.8% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

We highlight below some rules that may impact competitiveness, due to some regulatory requirements:

Through Circular No. 3,590/12, as amended, transfers of corporate control, takeovers, mergers, transfers of business, contracts with a view to cooperation in the financial sector, acquisitions of holdings greater than or equal to 5% and acquisitions that result in the purchaser having a stake increase interest equal to or higher than 5% in cases in which the investor holds 5% or more of the voting capital, directly or indirectly involving financial institutions must be submitted to the Central Bank of Brazil.

Through CMN Resolution No. 4,970/21, as amended, the CMN set out and procedures for authorization related to the operations of financial institutions and other entities authorized by the Central Bank of Brazil.

In short, it includes institutions, in the scope of application of CMN Resolution No. 4,970/21, such as (i) development banks; (ii) foreign exchange banks; (iii) development banks; (iv) investment banks; (v) multiple banks; (vi) foreign exchange brokers; (vii) securities and exchange brokers and real estate agencies; (viii) securities and exchange distribution companies; and (ix) loan companies between private individuals. In addition, on August 30, 2022, the Central Bank of Brazil issued Normative Instruction No. 299/22, as amended, which discloses procedures, documents, terms and information necessary for the instruction of authorization requests related to the operation of the institutions covered by CMN Resolution No. 4,970/21.

Through Resolution No. 5,050/22, as amended, CMN regulated credit fintechs, providing for the establishment and operation of the Direct Loan Companies (SCD) and Interpersonal Loan Companies (SEP), regulating loans and financing between people using electronic platforms. In summary, SCD and SEP have to be constituted in the form of joint stock companies and may meet less stringent criteria than those of other financial institutions to obtain authorization. However, the SCD can only perform loans and financing using their own resources or by obtaining resources in repo operations and loans originating from the BNDES, while the SEP cannot make use of operations with its own resources, acting as an intermediary between creditors and debtors, and providing other services established in the Resolution.

In 2019, the CMN created rules for the Credit Society for Microentrepreneurs and Small Business (SCMEPP), through Resolution No. 4,721/19, as amended, which provides for the constitution, authorization for operation, corporate restructuring and cancellation of authorization for operation. The SCMEPP has the role of granting funding to individuals, microenterprises and small businesses based on the viability of their projects. The SCMEPP cannot raise money from the public, nor can it issue bonds and securities to place bids and public offerings.

In these circumstances, the fintechs that are already expanding in the Brazilian markets may act in a regulated manner and independently from a financial institution already constituted, as an SCD or SEP. The process of obtaining authorization for the operation of the SCD, SEP and SCMEPP has fewer requirements than those of a multiple bank; in contrast, these entities have a more limited scope of action.

In June 2020, the CMN enacted Resolution No. 4,822/20, regulating the joint-guarantee society and the counter-guarantee society, provisioning on the constitution, organization and functioning of these societies, introduced by Complementary Law No. 169/19. The joint-guarantee society has as its main objective the granting of guarantees in favor of its participating members in the context of loans contracted by them, and counter-guarantee societies, in turn, is aimed at granting the counter-guarantee to joint-guarantee societies.

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Subsequently, in November 2022, the CMN issued Resolutions No. 5,046/22, No. 5,047/22, No. 5,050/22 and No. 5,051/22, which provision, respectively, on the Organization and operation (i) of investment banks, (ii) of development banks, (iii) of direct credit companies (SCD and peer-to-peer lending (SEP in Portuguese), (iv) as well as credit unions.

Through Resolution No. 5,050/22, which revoked Resolution No. 4,792/20 and Resolution No. 4,656/18, the CMN began to provision on the Organization and operation of a direct credit company and a peer-to-peer lending company and regulate the execution of loan and financing operations between peers through an electronic platform.

Open Finance

Open Finance is seen as one of the ways of fostering innovation and competition. The implementation of its regulatory was instituted by Joint Resolution No. 01/20, enacted by the Central Bank of Brazil and the National Monetary Council, with the aim to stimulate innovation, promote competition, increase the efficiency of the National Financial System and Brazilian Payment System and promote financial citizenship. For this purpose, it establishes that standards of systemic integration between participant institutions must be adopted.

Institutions authorized to operate by the Central Bank of Brazil assume the following roles as participants in Open Finance:

a)	transmitting the data;
b)	receiving the data;
c)	holding a demand, savings deposit account or prepaid payment account;
d)	initiating the payment transaction; and
e)	having a digital correspondent contract in Brazil.

Due to our importance in the National Financial System and the characteristics of its activities, it is mandatory to implement Open Finance as a participant in securities “a”, “c” and “e”. Despite being optional, we will participate in the other securities considering business opportunities with data receiver and payment initiator.

The implementation of Open Finance in Brazil consists of four stages, according to the schedule established by the Central Bank of Brazil.

Our Open Finance Squad has highly qualified professionals at Bradesco, focused on developing the best solutions regarding new financial system, inserted in multi-functional groups, the Bradesco squads work with an agile mindset and exercise an end-to-end vision in creating intuitive and personalized journeys to achieve increasingly positive results. We structured a specific area to foster the use of Open Finance data together with the business area, with the aim of adding more value to clients.

Deposits

The deposit market is highly concentrated, with our main competitors being Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. The five largest institutions hold 65.5% of deposits in the Brazilian markets. (reference date: September 2024).

Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil, Santander Brasil and Sicredi.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors in the market are the major banks. However, digital banks have increased their importance in the Brazilian markets. Management believes that the primary competitive factors in this area are card distribution channels, both physical and digital ones, the services and benefits offered, in addition to better user experience for the cardholder client.

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Consortia

In December 2024, according to the Central Bank of Brazil, the consortia market included approximately 130 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Banco de Brasil and Porto Seguro in the real estate segment; Banco do Brasil and Itaú in the property segment.

One of our competitive advantages is the credibility of the Bradesco brand, our amount of monthly contemplations, which reinforces the ability to manage the groups and resources of the consortium clients, and our extensive distribution network, with the largest service network throughout Brazil.

Investment Bank

The investment bank market in Brazil is very competitive, involving the participation of national and international financial institutions. Among the main players are Itaú BBA, BTG Pactual, Santander and other national and international institutions. Bradesco BBI has nonetheless achieved significant success in this market, obtaining recognition from renowned international agencies that follow the sector globally.

Leasing

In general, our main competitors in the Brazilian leasing market are Banco IBM, Santander Leasing and Daycoval Leasing. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

On December 31, 2024, the asset management industry in Brazil managed funds worth R$9.2 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. Bradesco Asset, which in July 2024, was incorporated into Bradesco, maintaining the governance and functional structure, and the products and services, held a portion of R$781.2 billion or 8.5% of market share. We are one of the leading institutions as measured by the number of investment fund quotaholders with 3.5 million. Our main competitors are BB DTVM and Itaú Unibanco.

Insurance, pension plans and capitalization bonds

Insurance sector

According to SUSEP/ANS, in 2024, we were market share leader of the Brazilian insurance market. Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector, which has changed in Brazil in recent years. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the claims handling, automation level, and development of long-term customer relationship.

Our principal competitors are SulAmérica, Porto, BB Seguridade, HDI and Tokio, which account for a combined total of approximately 35.8% of all premiums generated in the market, as reported by SUSEP/ANS in 2024.

We believe that the penetration of our service network, present in all municipalities in Brazil, gives Grupo Bradesco Seguros a significant competitive edge over most insurance companies, thereby promoting cost savings and marketing synergies.

Regarding the healthcare sector, although most insurance activities are carried out by companies with nationwide operations, there is also competition from companies that operate locally or regionally.

Supplementary pension plan sector

The Brazilian government’s monetary stabilization policies stimulated the supplementary pension plan sector and attracted new international players.

Bradesco Vida e Previdência’s main competitive advantages are the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

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Our main competitors are BrasilPrev, Itaú Seguridade, Caixa Seguridade, Zurich/Santander, Icatu and XP Previdência.

Capitalization bonds sector

Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our main competitors are BrasilCap, Santander, Cia. Itaú de Capitalização, Icatu, Kovr and Caixa Seguridade, which together represent approximately 62.2% of the total capitalization revenue generated in the market, according to information provided by SUSEP in 2024.

d)	Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our fee collections at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. For our PGBL and VGBL business, seasonality happens at the end of the year, when the 13th salary and profit-sharing distributions are usually paid.

e)	Main raw materials, stating:

i) Description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establishes business relationships with partners that operate with ethical standards that are compatible with the Organization, through a rigorous homologation process for subsequent selection and does not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guides its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

Additionally, in the Organization's Contracts, the supplier declares to be aware of the provisions of the Bradesco Organization's Code of Ethical Conduct, the Bradesco Organization's Sectorial Code of Ethical Conduct for Purchasing Professionals, the Corporate Information Security Policy and the Bradesco Integrity Program, and all Policies, Codes and Standards, available at www.bradescofornecedores.com.br, which the supplier undertakes to make known to its employees, agents and employees and agents of its subcontractors, as applicable.

ii) Any dependence on a small number of suppliers:

Banco Bradesco has a broad base of suppliers and encourages the constant search and use of new companies for approval and competition processes. However, for some specific situations, the Bank is dependent on suppliers to carry out its activities. For these situations, there is monitoring carried out by the Specialist Areas, through the Organization's Business Continuity Plan (PCN).

For any situations in which there is a shortage of suppliers, either due to their limited supply in the market as a whole and/or in the region in question, in addition to ensuring the robustness of our processes, with regard to Risk Governance, we place great value on to an important point in this business relationship, which is to have good communication with that supplier. However, Bradesco generally opts for a diversification of suppliers, thus avoiding creating dependence on a few suppliers to carry out its activities, in addition to work aimed at developing new suppliers.

iii) Possible volatility affecting its prices:

The prices volatility, as resources for loans, interest rates charged on products, among other things, rely on macroeconomic conditions and market rates.

If there is an expected inflation growth rate, the Central Bank of Brazil may increase the base interest rate, increasing, consequently, interest rates for loans. Another factor that can enhance loans is the increase in the delinquency rate for clients. Moreover, variations in tax rates on loans also make these operations more expensive.

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1.5 – Clients responsible for more than 10% of the total net revenue

Bradesco has no clients that are responsible for more than 10% of the total net revenue of the institution.

1.6 – Relevant effects of the state regulation of activities

a)	need for governmental authorization for the exercise of activities and history of relation with the public administration in order to obtain such authorizations

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the “Banking Reform Law”. The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•	regulating loans and advances granted by Brazilian financial institutions;
•	regulating Brazilian currency issue;
•	supervising Brazil’s reserves of gold and foreign exchange;
•	determining saving, foreign exchange and investment policies in Brazil; and
•	regulating capital markets in Brazil.

Within its functions, the CMN provides, through Resolution No. 3,427/06, as amended, the adoption by the CVM of the risk-based supervision model as general guidance for its activities, on which the Risk Based Supervision System (SBR) was created. The SBR is also regulated by CVM Resolution No. 53/21, which sets its objectives.

Central Bank of Brazil

The Central Bank of Brazil was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, including responsibility for:

•	implementing currency and credit policies established by the CMN;
•	regulating and supervising public and private sector Brazilian financial institutions;
•	controlling and monitoring the flow of foreign currency to and from Brazil; and
•	overseeing the Brazilian financial markets.

The Central Bank of Brazil supervises financial institutions by:

•	setting minimum capital requirements, compulsory deposit requirements and operational limits;
•	authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);
•	authorizing changes in shareholder control of financial institutions;
•	requiring the submission of annual and semiannual audited financial statements, and monthly unaudited financial information; and

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•	requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

Through Complementary Law No. 179/21, the Central Bank of Brazil ensured its autonomy. Thus, it conferred greater freedom to the Central Bank of Brazil in the use of monetary instruments for the fulfillment of goals established by the CMN. Through this law, price stability was defined as the primary objective of the Central Bank of Brazil, in addition to ensuring the stability and efficiency of the financial system, smoothing out economic activity level fluctuations and promoting full employment. The Central Bank of Brazil is considered an autarchy of a special nature, characterized by the absence of any ties to a ministry.

CVM

The CVM is a local entity, linked to the Ministry of Finance, with its own legal personality and its own capital, independent administrative authority, absence of hierarchical subordination, fixed mandate, stability of its managers, and financial and budgetary autonomy. It was created on December 7, 1976 by Law No. 6,385/76 with the objective of overseeing, standardizing, regulating and developing the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

The main objectives of the CVM are:

•	to ensure the integrity of the capital markets;
•	to boost the efficiency of the capital markets;
•	to regulate on issues provided for by law;
•	to monitor compliance with the legislation applicable to agents working in the capital market; and
•	to promote the development of the capital markets.

The main focus of the CVM in overseeing and regulating the Brazilian capital markets is:

•	to promote a culture of investment in the Brazilian capital markets;
•	to increase the participation in the capital market as a competitive source of financing;
•	to reduce the costs of observance of market participants;
•	to increase the liquidity of markets;
•	to improve the efficiency of supervision of the market; and
•	to increase the efficiency of the sanctioning action.

Banking regulations

Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•	may not operate without the prior approval of the Central Bank of Brazil. In the case of foreign banks, approval of the Central Bank of Brazil, pursuant to Decree No. 10,029/19, may be granted where it is considered to be in the national interest to do so. Through Circular No. 3,977/20, it is recognized as of interest to the Brazilian government to allow the participation, in the capital of financial institutions based in Brazil, of individuals or legal entities residing or domiciled abroad;
•	may not invest in the equity of any other company beyond regulatory limits;
•	may not conduct credit and leasing transactions or provide guarantees of more than 25.0% of its reference equity (RE) to a single person or group;
•	may not own real estate, except for its own use; and

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•	according to Law No. 4,595/64 and CMN Resolution No. 4,693/18, financial institutions are prohibited from conducting loans with related parties. Exempted from the prohibition are loans with related parties that comply with the conditions stipulated by Law No. 4,595/64. CMN Resolution No. 4,693/18 explains who are considered related parties, from the point of view of the Central Bank of Brazil.
•	CMN Resolution No. 4,693/18 also brought a definition of qualified shareholding, which is considered a direct or indirect stake, owned by individuals or companies in the capital of financial institutions and of leasing companies or of these institutions in the capital of companies, equivalent to 15% or more of the respective shares or quotas representing the share capital. The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to the consolidation of their financial statements.
•	On September 26, 2022, the Central Bank of Brazil issued BCB Resolution No. 246/22, establishing maximum limits for the exchange rate fee and prohibiting the establishment of different maximum deadlines for the provision of resources for the receiving end user in the domestic payment arrangements, purchase arrangements, and prepaid payment and deposit accounts. According to the Resolution, it was established, as of April 1, 2023, that the maximum limits for the exchange rate shall respect the following percentage: (a) 0.5%, to be applied in any transaction, in the arrangements classified as deposit accounts; and (b) 0.7%, to be applied in any transaction, in the arrangements classified as prepaid payment accounts.
•	On March 28, 2023, the Plenary of the National Council of Social Security issued Resolution CNPS/MPS No. 1,351/23, which established that the INSS should set the maximum interest ceiling per month for payroll loan operations granted for social security benefit at 1.97% and, for transactions carried out by credit card and payroll-deductible loan benefit card, at 2.89%.

Punitive instruments applicable to Financial Institutions

Law No. 13,506/17 and the BCB Resolution No. 131/21, as amended, regulate the administrative sanctioning process in the sphere of activity of the Central Bank of Brazil and CVM and, significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System, Payment Institutions and Consortium.

Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,958/21 and No. 4,955/21, as amended. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

In accordance with Basel III recommendations, Circular No. 3,748/15, and CMN Resolution No. 4,615/17, provide for the minimum requirement for the Leverage Ratio (LR) as a supplementary capital measure. It is a ratio that acts to limit the level of exposure to risk assumed by financial institutions and evaluates the leverage through its relation between Tier I Capital and the Total Exposure, calculated through the sum of assets registered in accounting values, added to off-balance exposures (limits, endorsements, guarantees and derivatives), as detailed in the circular. The relevant institutions classified in Segment 1 (S1) and Segment 2 (S2), must comply with the minimum requirement for LR of 3%.

In order to establish minimum quantitative requirements for the liquidity of financial institutions and limit excessive liquidity risk taking, Basel III introduced two liquidity indices: The Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

BCB Resolution No. 207/22, as amended, regulates the preparation and remittance, by financial institutions of information related to (i) the indicator of Short-Term Liquidity (LCR); and (ii) exposure to liquidity risk, which must be kept at the disposal of the Central Bank of Brazil, for a minimum period of five years, together with the documentation of the methodology for its calculation and the respective original data.

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According to CMN Resolution No. 4,950/21, financial institutions must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of the regulation in force.

Risk weighting

Pursuant to BCB Resolution No. 229/22, as amended, the Central Bank of Brazil consolidated the risk-weighted assets (RWA) applied to different exposures in order to calculate capital requirements through a standardized approach (RWAcpad). Risk-weight factors applicable to different exposures are often changed by the Central Bank of Brazil. Subsequently, mitigation instruments were provided for the portion RWA related to the exposure to credit risk subject to the calculation of capital requirements through a RWAcpad, through Circular No. 3,809/16. A new criterion for application of the 85% Risk-weight factor (FPR), established by Circular No. 3,921/18.

In addition, there are specific standards of the Central Bank of Brazil to determine procedures to calculate the portion of risk-weighted assets related to other exposures. In March 2022, BCB Resolution No. 202/22 was edited, as amended, and now establishes the calculation of the portion of RWA related to the calculation of capital required for risks associated with payment services (RWAsp) established in CMN Resolutions No. 4,958/21 and 4,606/17 and on the BCB Resolutions No. 200/22 and 201/22, as amended.

The total consolidated exposure of a financial institution in foreign currencies, gold, and transactions subject to exchange variation limited up to 30.0% of its Reference Equity (RE), pursuant to CMN Resolution No. 4,956/21, this limit may be altered by the Central Bank of Brazil, observing the minimum value of 15% and the maximum value of 75% of the Reference Equity (RE). It should be noted that compliance with the above limit must take place in a consolidated manner for institutions that are members of the same prudential conglomerate.

Financial institutions authorized to operate by the Central Bank of Brazil shall inform (i) exposure in gold, foreign currency and operations subject to the exchange rate variation; (ii) RWAMint portion of the RWA amount; and (iii) the RWAMpad portion of the RWA amount and its components, daily, being available to BACEN for a period of five years, as established in BCB Resolution No. 100/21, as amended, which entered into force on July 1, 2021.

In November 2022, BCB Resolution No. 266/22 was edited, promoting changes in the circulars and in BCB Resolutions that establish the procedures and parameters for calculating the portions for calculating the amount of risk-weighted assets (RWA) related to credit risk, market risk and operational risk, so that they are applicable to the prudential conglomerate led by the payment institution and integrated by a financial institution or another institution authorized to operate by the Central Bank of Brazil (Type 3 conglomerate). In addition, this resolution also amends the normative acts dealing with the calculation of the additional countercyclical principal capital (ACPContraciclico) and the risk of variation in interest rates in instruments classified in the bank portfolio (IRRBB), so that they are applicable to the Type 3 conglomerate.

In addition, the Central Bank of Brazil issued BCB Resolution No. 229/22, as amended, which establishes the procedures for calculating the RWA portion of credit risk exposures subject to the calculation of the capital requirement by means of a standardized approach (RWAcpad), that deal with CMN Resolution No. 4,958/21, of October 2021, and BCB Resolution No. 200/22, of March 2022, as amended.

BCB Resolution No. 229/22 aims to improve two main points, which are: (i) methods of measuring the value of exposures, also admitting the use of a method of calculating the mark-to-market value for a specific asset class. This methodology can be used even if the Accounting Standard of the institutions regulated by the Central Bank of Brazil (Cosif) does not provide on this; and (ii) Risk Weighting Factors (FPR), especially on exposures to sovereign entities and multilateral bodies (EMD), financial institutions, non-financial, retail, and real estate legal entities.

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In August 2022, the Central Bank of Brazil launched Public Inquiry Notice No. 92/22, which discloses the motion for a resolution that improves the procedures for calculating the capital requirement for credit risk exposures through internal credit risk classification systems.

In February 2023, the Central Bank of Brazil issued BCB Resolution No. 291/23, which establishes the procedures for calculating the portion of the RWA regarding exposures to the risk of variation in the value of derivative instruments due to the variation in the credit quality of the counterpart (RWACVA), as well as amending Circular No. 3,646/13.

Compulsory Deposits

The Central Bank of Brazil periodically sets compulsory deposit and related requirements for financial institutions based in Brazil. The Central Bank of Brazil uses reserve requirements as a mechanism to control liquidity in the SFN.

According to the Central Bank of Brazil’s rules, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients with the Central Bank of Brazil:

•	Time deposits: we are obliged to deposit 20.0% of the arithmetic mean of the Value Subject to Collection (VSR) established on the working days of the calculation period, deducted from R$30 million, in accordance with BCB Resolution No. 145/21.

Time deposits are represented by bank deposit certificates (CDBs) and notes (exempted); and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate (CDI), as disclosed by COPOM.

•	Demand deposits: we are required to deposit 21.0% of the arithmetic mean of the Value Subject to Collection (VSR), on each working day, determined in the calculation period, deducting R$500 million, pursuant to the provisions of BCB Resolution No. 189/22, as amended. The verification of compliance with these requirements is made on the basis of established positions on each day of the period of transactions and the calculation period begins on Monday of one week and ends on Friday of the following week.
•	Savings deposits: each week we are required to deposit in an account with the Central Bank of Brazil an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to BCB Resolution No. 188/22, as amended, which that defines and consolidates the rules of compulsory collection on savings deposit resources. The balance of the account is remunerated by the “TR” plus interest, as detailed in the same resolution.

In February 2013, the Central Bank of Brazil defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.

In February 2022, BCB Resolution No. 188/22 was edited, which defines and consolidates the rules of compulsory collection on savings deposit resources. In the same month in 2022, BCB Resolution No. 190/22 was issued, as amended, which extinguishes the enforceability regarding the compulsory collection of deposit resources and guarantees made, and was incorporated into BCB Resolution No. 189/22.

Additionally, present Central Bank of Brazil regulations require that we:

•	allocate a minimum of 30.0% of demand deposits to providing rural loans;
•	we maintain investments in targeted productive microcredit program operations, of at least 2.0% of demand deposits; and

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•	allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank of Brazil.

Asset composition requirements

According to CMN Resolution No. 4,677/18, as amended, financial institutions headquartered in Brazil must limit their exposure to a single client to a maximum amount of 25.0% of Tier 1 of its RE, or 15% of Tier 1 of its RE if the institution is listed as systemically important in the global scope by the Financial Stability Board.

BCB Resolution No. 76/21 regulates on instruments of operation of the Central Bank of Brazil in the Brazilian foreign exchange market for the purposes of implementing the exchange rate policy, establishing that the terms of the repo operations for the purchase of foreign currency with a commitment to resell and sell foreign currency with a commitment to repurchase, correspond to the period comprised between the date of liquidation of the purchase or sale operation, inclusive, and the respective date of liquidation of the resale or repurchase commitment, exclusive.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s equity, as adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its RE. Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution’s RE. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank of Brazil.

In September 2016, the Central Bank of Brazil prohibited the execution, extension or renewal of repurchase transactions with securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate.

Subsequently, in September 2021, the Central Bank of Brazil issued BCB Resolution No. 76/21, which provisions on the instruments of operation of the Central Bank of Brazil in the Brazilian exchange market for the purpose of implementing the foreign exchange policy. This Resolution provisions that the Central Bank of Brazil may perform, among others, the following operations in the Brazilian foreign exchange market: (i) purchase of foreign currency with resale commitment, in conjunction with a repurchase commitment, made by the counterpart, for settlement on a pre-established date; and (ii) sale of foreign currency with a repurchase commitment, in conjunction with a resale commitment, made by the counterpart, for settlement on a pre-established date.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must reflect the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed.

Foreign currency position

Operations in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank of Brazil to operate in the foreign exchange market.

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Beginning in 1999, the Central Bank of Brazil adopted a foreign exchange free float system, which gave rise to increased volatility. Since mid-2011, the Brazilian real has depreciated against the U.S. dollar and the Central Bank of Brazil has intervened in the foreign exchange market to control the foreign rate volatility.

The Central Bank of Brazil does not impose limits on long positions in foreign exchange operations and short positions in foreign exchange operations for banks authorized to operate in the foreign exchange market.

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank of Brazil.

In December 2022, Law No. 14,286/21 entered into force, which deals with the Brazilian exchange market, the Brazilian capital abroad, the foreign capital in the country and the provision of information to the Central Bank of Brazil with the aim of modernizing, simplifying and bringing greater legal certainty regarding such matters, considering the best international standards and practices, as well as the insertion of Brazil in the globalized economy. In view of this, CMN published CMN Resolutions No. 5,042/22 and No. 5,056/22, as well as the Central Bank of Brazil published BCB Resolutions No. 277/22, No. 278/22, No. 279/22, No. 280/22 and No. 281/22, aiming to regulate foreign exchange operations.

Contextualizing, the main changes that the new exchange rate framework presents:

•	It will be the competence of the Central Bank of Brazil to regulate foreign currency accounts in the country, including regarding the requirements and procedures for opening and operating them, the Central Bank of Brazil may expand, depending on the regulation, the possibility of individuals and legal entities being holders. The ownership of foreign currency accounts in the country is still limited to companies, such as brokers, credit card administrators and other sectors specified by the Central Bank of Brazil;
•	Opening of deposit abroad was already possible, but the project expands and reinforces this, by stating that institutions authorized by the Central Bank of Brazil will be able to allocate, invest and destine for credit and financing operations, in the country and abroad, funds raised here or abroad;
•	Extension from R$10 thousand to US$10 thousand of the limit of cash in kind that each passenger can carry when leaving or entering Brazil;
•	The negotiation of up to US$500 between Individuals is now authorized, allowing the purchase and sale of foreign currency to be made by Individuals and not only banks and brokers, provided that the operation is made occasionally and not professionally;
•	Depending on the regulation by the Central Bank of Brazil, the possibility of private compensation of credits between residents and non-residents, as well as payment in foreign currency of enforceable obligations in the national territory in situations such as foreign trade operations;
•	Inclusion of payment institutions to operate in the exchange market in ready-made settlement operations up to a limit of US$100,000.00;
•	Formalization of the foreign exchange operation with free format, however, the institution authorized to operate in the foreign exchange market should be able to prove that the parties are in mutual agreement with the established conditions; and
•	The client is responsible for the classification of the purpose of the exchange operation.
•	Change in the obligation to register the foreign direct investment before the Information Delivery System of the Central Bank of Brazil (SCE-IED), should be carried out only when (i) the financial transfer related to the non-resident investor of a value equal to or greater than US$100,000.00 or its equivalent in other currencies occurs; (ii) the transactions of resources of a value equal to or greater than US$100,000.00 or its equivalent in other currencies; (iii) the base date of the periodic declarations shall occur for the recipients subject to such declarations.
•	Change in the obligation to register foreign loan operations before the Information Delivery System of the Central Bank of Brazil (SCE-Crédito): (i) direct loan, security, early receipt of exports and financial leasing with payment term of more than 360 days and financing of entities with a value equal to or greater than US$1,000,000.00 or its equivalent in other currencies; and (ii) import financing with a payment term of more than 180 days and with a value equal to or greater than US$500,000.00 or its equivalent in other currencies.

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•	End of the obligation to carry out simultaneous foreign exchange operations for: (i) conversion of debt into foreign direct investment and vice versa; (ii) conversion between different types of foreign credit; (iii) assumption and resettlement of foreign credit, in the modalities of direct loan and securities; and (iv) change of residence of the resident investor to non-resident.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank of Brazil issued specific rules that became effective in February 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank of Brazil and by the CVM. Specifically, cross-border derivative transactions must (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In January 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate the management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

Treatment of loans and advances

Until December 31, 2024, for statutory reporting purposes, financial institutions were required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank of Brazil criteria relating to:

•	the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and
•	the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

In the case of corporate borrowers, of the nine categories that we use, according to our classification, five are considered operational and four of dubious liquidation.

The classification of operating categories follows the following concept:

Rating	Bradesco Classification	Bradesco Concept
AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting Information, under risk management.

A loan and advance transaction may be upgraded if it has credit support or downgraded if in default.

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Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual’s income, equity and credit history, as well as other database, behavioral and transactional information considering both internal and market-related sources (credit score and behaviour score).

For regulatory purposes, financial institutions are required to classify the level of risk of their loans according to the Central Bank of Brazil’s criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the transaction, among others, in order to identify potential loan losses.

Past due loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following minimum risk classifications:

Number of Days Past Due (1)	Minimum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
(1)	These time periods are doubled in the case of loans with maturities in excess of 36 months.

Financial institutions are required to determine whether any loans must be reclassified as a result of these minimum classifications. If so, they must adjust their regulated accounting provisions accordingly.

The regulations specify a minimum provision for each category of loan (BR GAAP), which is measured as a percentage of the total amount of the loan and advance operation, as follows:

Classification of Loan	Minimum Provision %
AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H (1)	100.0

(1)    Financial institutions must write of any loan six months after its initial classification as an H loan.

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Loans and advances of up to R$10,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above. Classifications should be at least level A, according to the Central Bank of Brazil.

Financial institutions must make their lending and loan classification policies available to the Central Bank of Brazil and their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank of Brazil, together with their financial statements. This information must include:

•	a breakdown of the business activities and nature of borrowers;
•	maturities of their loans; and
•	amounts of rescheduled, written-off and recovered loans.

The Central Bank of Brazil requires authorized financial institutions to compile and submit information on the portfolio of loans and advances.

As of January 1, 2025, CMN Resolution No. 4,966/21 came into force with the main objective of improving the credit risk assessment and harmonizing local practices with the international standard (IFRS). The implementation of CMN Resolution No. 4,966/21 has as its main impact the calculation of provision for credit losses and other financial instruments based on the expected loss. This resolution establishes a broader scope than CMN Resolution No. 2,682/99 and a broader prospective approach. The initial adjustments in the adoption of the resolution had an effect, net of the tax effects, of approximately R$3 billion in the Shareholders’ Equity.

Exclusivity in loans and advances to clients

As stipulated in Circular No. 3,522/11 of the Central Bank of Brazil, it is prohibited for financial institutions provide services and loans from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their clients to access loans and advances offered by other institutions, including payroll-deductible loans, aiming to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans.

Debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, as amended, the Central Bank of Brazil started regulating the financing of the debit balance of the credit card bill and other postpaid instruments, not settled in full at maturity, as a result, credit card administrators were no longer allowed to finance clients’ outstanding balances through revolving credit for more than a month.

CMN Resolution nº 4,882/20 stipulates that in case of a delay in the payment or settlement of obligations related to these shares, certain charges may be charged exclusively such as remunerative interest, fine; and late payment interest. It is prohibited to charge any other remuneration or arrears charges for late payment or settlement of overdue obligations related to loan operations.

In addition, CMN Resolution No. 5,112/23 and BCB Resolution No. 365/23 impose limits on the interest rate on the financing of the debit balance of the credit card invoice and determine rules on the portability of credit card financing, as well as regulating certain information to be disclosed to credit card clients.

Overdraft

In April 2018, the Self-Regulation Council of the FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks), published Regulatory Standard No. 19/18 (Regulatory Standard on the Conscious Use of Overdraft), with new guidelines to promote and stimulate the proper use of overdraft facilities.

Among the Regulatory Standard No. 19/18 main guidelines, we highlight that: (i) financial institutions which have signed the regulatory standard shall, at any time, provide more advantageous conditions to the consumer to settle his overdraft balance, including the possibility of installment payments; (ii) if the consumer uses more than 15% of the overdraft limit available during 30 consecutive days, and as long as the value is above R$200.00, the financial institution shall proactively offer to the consumer alternatives for the settlement of the balance; and (iii) financial institutions shall promote financial guidance related to the overdraft, especially with respect to its use in emergency situations and on a temporary basis.

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In November 2019, the CMN published Resolution No. 4,765/19, as amended, which provides for overdrafts granted by financial institutions for cash deposit accounts. This Resolution sets forth that the interest rates charged on the amount used are limited to 8% per month.

Brazilian Clearing System (Sistema de Pagamentos Brasileiro, or “SPB”)

The SPB was regulated and restructured under Law No. 12,865/13. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions’ credit and liquidity risks.

SPB comprises the entities, systems and procedures related to the processing and settlement of transactions of transfers of funds, operations with foreign currency or with financial assets and securities. The subsystems in the SPB are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components of the system, set aside a portion of their assets as an additional guarantee for settlement of operations.

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial operation has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

CMN Resolution No. 4,952/21 defines the activities of the clearing and payment (settlement) chambers and service providers under the Brazilian Payments System, in order for the SPB to be structured in accordance with principles that ensure the safety, efficiency, integrity and reliability of the clearing and payment (settlement) chambers and service providers that operate in it.

The Central Bank of Brazil and CVM have the power to regulate and supervise the SPB. The only members of the SPB are institutions of payments and payment arrangements that have high financial volumes. These volumes accumulated in the last 12 months are equivalent to R$500 million in total value of transactions and 25 million transactions, in the case of payment arrangements.

BCB Resolution No. 80/21, as amended, regulates the establishment and operation of payment institutions, establishing the parameters for authorization requests made by these institutions to operate and provide payment services by other institutions authorized to operate by the Central Bank of Brazil. BCB Resolution No. 81/21 regulates the processes of authorization related to the operation of payment institutions and to the provision of services of payment by other institutions authorized to operate by the Central Bank of Brazil.

It is worth mentioning that, in March 2022, the Central Bank of Brazil edited BCB Resolution No. 205/22, amending BCB Resolution No. 81/22 in order to include the possibility: (i) of investment funds holding qualified participation in payment institutions; and (ii) that the provisions applicable to the individual or legal entity holding a qualified holding provided for by BCB Resolution No. 81/21 also cover the shareholders of the investment fund who are effectively authorized to conduct their operations, in addition to preventing the possibility of an investment fund being a controller, or a member of a control group, of a payment institution.

BCB Resolution nº 150/21, as amended, provides rules about the BR Code, a rapid response code standard (QR Code) to be used by the payment arrangements, which must be offered in a standardized manner, in order to facilitate the interoperability, the internationalization and increased efficiency of retail payments.

The Pix was instituted and regulated by BCB Resolution No. 01/20, and BCB Resolution No. 79/21 enabled the implementation of features, such as the permission to associate the corporate name to the Pix token, change of details, avoiding exclusion in the case of rectification and threshold amount limiting the number of transactions that can be resent or received by end users.

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BCB Resolution No. 195/22, as amended, establishes the Instant Payments Systems (SPI) and the Instant Payment Account (PI Account), approving their respective regulations. SPI came into operation on November 3, 2020, with the possibility of gradual availability of system features, including in relation to the hours of operation.

In March 2022, BCB Normative Instruction No. 243/22 was edited, which discloses procedures to be observed for direct participation in the SPI, for the opening of the Instant Payments Account (PI Account). and sets the maximum time limits for validation and settlement of instant payment orders.

Pix Cobrança, the function that consists in the possibility of the recipient user managing and receiving, in a facilitated manner, collections related to immediate payments and payments with maturity, was included in the regulation by BCB Resolution No. 30/20, in accordance with the deadlines for implementation provided for by BCB Normative Instruction No. 43/20, as amended.

The procedures necessary for accession to the PIX by institutions permitted are laid down in BCB Normative Instruction No. 511/24.

BCB Normative Instruction No. 243/22, as amended, governs the procedures to be observed for direct participation in the SPI, for the opening of the Instant Payments Account (PI Account), under the same terms as the Normative Instruction revoked. In addition, this Resolution has set the maximum time limits for validation and settlement of instant payment orders, which is provisioned in the Regulation annexed to BCB Resolution No. 195/22. Furthermore, on December 9, 2021, BCB Normative Instruction No. 200/21 was edited, establishing the operational procedures for the collection and for the execution of the reimbursement of operational costs for each Pix for the purpose of withdrawal or exchange settled outside the SPI and establishes the format, periodicity and information to be provided by Pix participants on these transactions.

Pix participants can also establish maximum value limits for initiating a Pix, for the purpose of purchase or transfer, by transactional account, which must be per transaction and per period, with the possibility of differentiating the limit established for the day period and for the night period, according to BCB Normative Instruction No. 512/24.

In October 2021, BCB Normative Instruction No. 171/21 was edited, disclosing operational limits and terms for the scheduled and efficient entry of interfaces dedicated to sharing the initiation service of the Pix payment transaction in Open Banking.

Later, in December 2021, BCB Resolution No. 177/21 was issued, as amended, which approved the Penalty Manual for Pix, reformulating the distribution of punishable conduct and establishing penalties for participants who fail to adopt essential security mechanisms in the implementation of applications, Application Programming Interfaces (APIs), and any other systems related to Pix that could significantly compromise the arrangement's security or the security and privacy of user data.

On December 1, 2022, BCB Resolution No. 270/22 was edited, which amended Annex I to BCB Resolution No. 177/21 to adjust devices on penalties.

In parallel with BCB Resolution No. 177/21, BCB Resolution No. 293/23 was also issued, amending the Regulation attached to BCB Resolution No. 1/20, which governs the operation of the Pix payment arrangement.

BCB Resolution No. 293/23 aims to define arrangements for establishing partnerships between Pix participants and to regulate transitional provisions regarding criteria and conditions for outsourcing activities and for establishing partnerships between Pix participants.

On December 7, 2023, BCB Resolution No. 361/23 was edited, which adjusted and inserted devices related to the application of penalty in case of non-compliance with rules regarding the Automatic Pix.

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On the same date, the BCB Normative Instruction No. 436/23 was edited, which established the operational procedures related to Automatic Pix, Scheduled Pix and Collection Pix, which was subsequently revoked and replaced by BCB Normative Instruction No. 513/24.

Special Temporary Administrative, Intervention and Extrajudicial Liquidation Regimes – Under Law No. 6,024/74

Intervention

The Central Bank of Brazil will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

•	suffers losses due to mismanagement, putting creditors at risk;
•	repeatedly violates banking regulations; or
•	is insolvent.

Intervention may also be ordered upon the request of a financial institution’s management and may not exceed 12 months. During the intervention period, the institution’s liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank of Brazil will liquidate a financial institution if:

•	the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;
•	management commits a material violation of banking laws, regulations or rulings;
•	the institution suffers a loss that subjects its unsecured creditors to severe risk; or
•	upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank of Brazil determines that the pace of the liquidation may impair the institution’s creditors.

As a consequence of administrative liquidation:

•	lawsuits pleading claims on the assets of the institution are suspended;
•	the institution’s obligations are accelerated;
•	the institution may not comply with any liquidated damage clause contained in unilateral contracts;
•	interest does not accrue against the institution until its liabilities are paid in full; and
•	the limitation period of the institution’s obligations is suspended.

The Central Bank of Brazil may end the extrajudicial settlement of a financial institution, in the following cases:

•	full payment of unsecured creditors;
•	change of the institution’s scope to an economic activity that is not part of the SFN;
•	transfer of the institution’s control;
•	conversion into an ordinary settlement; and
•	sale/loss of the institution’s assets, upon its completion and the distribution of the proceeds among the creditors, even if the debts are not fully paid; or
•	absence of liquidity or difficult completion of the institution’s remaining assets, as recognized by the Central Bank of Brazil.

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Temporary Special Administration Regime

The Temporary Special Administration Regime, known as (RAET), is a less severe form of Central Bank of Brazil intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•	repeatedly makes transactions contravening economic or financial policies under federal law;
•	faces a shortage of assets;
•	fails to comply with compulsory deposit rules;
•	has reckless or fraudulent management; or
•	has operations or circumstances requiring an intervention.

Credit Guarantee Fund (Fundo Garantidor de Crédito)

In the case of liquidation of a financial institution, employees’ wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank of Brazil created the Credit Guarantee Fund (FGC) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or another state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from clients.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by the same client against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and client deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

The maximum amount of the guarantee provided by the FGC as stipulated by the CMN at the moment.is R$250,000.00, maintained until the present date.

CMN Resolution No. 4,653/18 regulated an additional monthly contribution to be collected when the Reference Value is 4 times higher than the Adjusted Shareholders’ Equity. In November 2019, the CMN amended Resolution No. 4,764/19, increasing the amount of the additional contribution and stating that such contribution shall be collected as of July 2020.

Central Bank of Brazil enacted BCB Resolution No. 102/21, which revoked Circular No. 3,915/18 establishing the new obligation of providing information to the FGC by financial institutions, whereby these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular.

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•	their activities;
•	their financial, operational and management information systems; and
•	their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board of executive officers is also responsible for verifying compliance with all internal procedures.

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Restrictions on foreign investment

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree, pursuant to article 52, of the Act of Transitional Constitutional Provisions (ADCT). On September 26, 2019, the federal government published Decree No. 10,029, delegating to the Central Bank of Brazil the power to recognize the government’s interest in the viability of investment operations. On January 22, 2020, the Central Bank of Brazil issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or legal entities resident or domiciled abroad, as of interest to the Brazilian Government, provided that the requirements provided for in the regulations of the Central Bank of Brazil are met, including: constitutional procedures, an operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions. Thus, the analysis regarding the shareholding of foreign capital in financial institutions will be performed in the same way as the analysis of composition of capital and shareholding, which financial institutions of national capital are submitted to. However, foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank of Brazil may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank of Brazil authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our share capital is currently limited to 30.0%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules and financial operations linked to terrorism, especially Law No. 9,613/98 (as amended by Law No. 12,683/12), Law No. 13,260/16, BCB Resolution No. 119/21, and Circulars No. 4,005/20 and No. 3,978/20, as amended by BCB Resolution No. 282/22, bringing the requirement of informing the address in the client identification stage required in the qualification procedures, in order to make the products offered operational; identification of the final beneficiary; and identification of the bearer in the case of operation in specie contribution, and by BCB Resolution No. 344/2023, which establishes cases for disregarding qualification procedures and classification of clients in purchasing loan operations based on a program instituted by the federal agency promoting the renegotiation of debts of individuals registered in default databases. The financial institutions must, among other things:

•	keep up-to-date records regarding their clients;
•	maintain internal controls and records;
•	record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;
•	keep records of all transactions made, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources; and
•	keep records and include additional information about withdrawal operations, including those carried out by means of a check or money order, of individual value equal to or greater than R$50 thousand, as well as inform the Council for Financial Activities Control (COAF).

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform COAF about suspicious operations of the proposed or executed transaction and implement control policies and internal procedures. Records of multiple transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended.

In addition, as provided by CVM Resolution No. 50/21, as amended, and consolidated in Central Bank of Brazil’s Circular No. 3,978/20, as amended, the qualification of the politically exposed person was extended. Politically exposed are those who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and close associates. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state-owned companies or political parties, members of the Judiciary, Legislative and Executive powers, the Federal Public Prosecutor, Minister of State, members of the Court of Auditors (at federal, state and municipal), as well as individuals who held or still hold relevant positions in foreign governments.

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In addition, Resolution No. 50/21, among other issues: (i) establishes and details the Anti-Money Laundering Policy, Terrorism Financing and the Financing of the Proliferation of Weapons of Mass Destruction to be adopted by the people indicated in the Resolution; (ii) lays down the methods and procedures of organization and internal controls; and (iii) indicates the responsibilities of the officer responsible for compliance with the rules provided for in the Resolution, as well as the responsibilities of the senior management of the entity.

In 2008, the Central Bank of Brazil expanded the applicable rules for controlling financial transactions related to terrorism. Law No. 12,683/12, a more rigorous standard has been established for money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and legal entities subject to the control mechanisms of suspicious transactions, which need to notify the COAF, including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20.0 million. We have an obligation to send to the regulatory or inspection agency information regarding the existence or non-existence of suspicious financial transactions and other situations that generate the need for communications.

The Central Bank of Brazil changed the procedures related to AMLTF to be adhered to by the payment institutions, in order to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AMLTF standards to be adhered to by the countries of the G20. Accordingly, in addition to the AMLTF procedures already required, payment institutions must also adopt procedures and controls to confirm the client’s identification and implement AMLTF risk management systems. CVM Resolution No. 50/21 which also replaced Normative Instruction No. 617/19, states the standards of AMLTF, with definition of the functions of the responsible officer, definition of the stages linked to conducting the policy of getting to know your client and greater details on the warning signs to be monitored, and the points that must integrate the analysis of the operation or atypical situation detected.

Also in 2014, SUSEP established the Permanent Committee on Anti-money Laundering and Combating Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (CPLD). The CPLD is a permanent governing body acting to prevent money laundering and curtail terrorism financing, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

In March 2019, Law No. 13,810/19 was enacted, which deals with the enforcement of sanctions imposed by the resolutions of the United Nations Security Council (CSNU), regulated by BCB Resolution No. 44/20, having operational clarifications of its procedures made by Normative Instruction No. 262/22.

In January 2020, the Central Bank of Brazil issued Circular No. 3,978/20, as amended, as specified below. This Circular revoked Circular No. 3,461/09, enhancing the policy, procedures and internal controls to be adopted to give greater efficiency to the procedures practiced in the prevention of money laundering and terrorist financing. Among the main guidelines introduced by Circular No. 3,978/20, we highlight:

•	Internal risk assessment: guidelines that the regulated institutions use as subsidy, when available, the evaluations carried out by public entities of the country concerning the risk of money laundering and terrorist financing;
•	Registration of operations: maintenance of records of all operations, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources, including the operations carried out in the context of the institution itself, indicating information enabling the identification of the parties of each operation and origin and destination of resources in cases of payment transactions, receipts and transfer of resources;
•	Operations in kind: a guideline was included requiring the inclusion of the identity of the sender where operations involving resources in kind of individual value exceed R$2 thousand;

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•	Procedures to get to know clients: enhancement and inclusion of new procedures destined to get to know clients, in order to understand the identification, qualification and classification of the client compatible with the risk profile and nature of the business relationship, in addition to the possibility, if necessary, of cross-checking information collected with those available on databases of public or private character. These procedures of identification and qualification shall also be adopted for managers of corporate clients and representatives of clients, compatible with the function exercised;
•	Politically Exposed People: expansion of the group of people characterized as politically exposed to the Executive, Legislative and Judicial Powers, the Public Attorney’s Office and, in terms of state companies, at federal, state and municipal levels;
•	Guidelines for hiring: inclusion in the AMLTF policies of guidelines for the selection and hiring of employees, partners and service providers considering the risk of money laundering and terrorist financing;
•	Relationship with third parties: inclusion of forecast that if the institution establishes a business relationship with third parties not subject to the operating permit from the Central Bank of Brazil, the institution’s access to the identification of the final recipients of resources for purposes of the AMLTF must be stipulated in the contract; and
•	Monitoring procedures: inclusion of specific situations to the non-exhaustive list of operations that, considering the parties involved, the values, the forms of implementation, the instruments used or the lack of economic or legal basis, may establish the existence of solid evidence of suspected money laundering or terrorist financing.

BCB Resolution No. 119/21 regulated new themes, with the objective of improving some regulatory points, in order to enable adequate and effective compliance with the rules established by Circular No. 3,978/20 of the Central Bank of Brazil, which are:

•	Requirement of the address information in the client identification stage: obtaining information from the client’s place of residence, in the case of a natural person, or from the place of the head office or branch, in the case of a legal entity, is now only required in the client’s qualification procedures, in order to make it possible to operate some of the products offered;
•	Identification of the final beneficiary: in order to conform to Circular No. 3,978/20 to the CVM regulations on AMLTF, some exceptions have been made to the need to identify the final beneficiary. Thus, except for the need to identify the final beneficiary, for example (i) legal entities characterized as an open company, non-profit entities and cooperatives; (ii) the investment funds registered in the CVM, constituted in the form of a closed condominium, the quotas of which are traded on an organized market, in addition to (iii) certain non-resident investors; and
•	Identification of the holder: in the case of operation with the use of in-kind resources performed by a security and protection company, the identification of the natural person carrying the resources is not effective for AMLTF purposes, especially in view of the number of changes in the person who actually holds the resources. In this way, BCB Resolution No. 119/21 changed the sense of considering the security and protection company as the carrier of the resources.

In August 2020, SUSEP issued Circular No. 612/20, amended by Circular No. 622/21, which provides on the policy, procedures and internal controls intended specifically for preventing and combating the crimes of money laundering or concealment of assets, rights and values, or the crimes that they can relate to, as well as preventing and combating the terrorism financing.

Anticorruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign. Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non-exclusive interest or benefit.

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The Decree No. 11,129/22 regulates the application of Law No. 12,846/13. Among others, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The basis of calculation for the application of financial penalty will be the gross legal entity billing in the last year prior to the establishment of the Administrative Accountability Procedure, excluding taxes. Articles 22 and 23 of the Decree relate to the "compromise" of the fine, providing for "mitigating" and "aggravating” factors. In the first case, there are provisions regarding the non-consummation of the infraction, compensation for damages, level of cooperation, non-existence or lack of proof of advantage and damage resulting from the injurious act, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as “aggravating factors”, it provides for the continuity of the conduct during the relevant period, number of harmful acts, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation, recurrence. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60 million, maximum. An additional 3% fine will be levied if within five years of the “corrupt” conduct such “corrupt” conduct is repeated.

Audit partner rotation requirements

Under Brazilian regulations, all financial institutions must:

•	be audited by an independent accounting firm; and
•	have the specialist in charge, officer, manager or audit team supervisor periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank of Brazil of any event that may materially adversely affect the relevant financial institution’s status.

According to CMN Resolution No. 4,910/21 and BCB Resolution No. 130/21, financial and payment institutions (respectively) that are registered as publicly-held companies or are conglomerate leaders classified within Segment S1, S2 or S3 (or that meet the criteria for classification in these segments) should constitute a statutory body called the Audit Committee, which will be responsible for the fulfillment of the attributions and responsibilities of the Resolution.

For the entities regulated by SUSEP, the applicable standards determine the replacement of the actuary and members responsible for the independent accounting audit, every five fiscal years (Article 107 of CNSP Resolution No. 432/21). According to Article 119, VIII, of aforementioned CNSP Resolution No. 432/21, amended by CNSP Resolution No. 448/22, both revoked CNSP Resolution No. 321/15, the member responsible for the independent accounting audit is the technical responsible, officer, manager, supervisor or any other member in a management function that is a member of the team responsible for independent accounting audit work. A member responsible for the independent accounting audit can only return three years after being replaced.

For the entities regulated by ANS, the applicable standards in effect since 2016 determine that the professional responsible for signing the auditors’ report should change at least every five fiscal years, requiring a minimum interval of three years from its replacement.

The members of the Board of Directors, elected in the form of Article 141, paragraph 4 of the Brazilian Corporate Law, will have veto rights, provided that it is in a substantiated manner, the appointment or removal of the independent accounting firm.

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are required to have our financial statements, prepared in accordance with BR GAAP, audited every six months, applicable to institutions authorized to operate by the Central Bank of Brazil. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, as required by CMN Resolution No. 4,818/20, we are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors’ report and the management report on social business and the main administrative facts for the period.

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Resolution No. 4,818/20 consolidates the general criteria for the preparation and disclosure of financial statements and other institutions authorized to operate by the Central Bank of Brazil, with the exception of the managers of consortium and payment institutions. These institutions must draw up and publish annual financial statements relating to the fiscal year, and semiannual, relating to the six months ended June 30 and December 31, which are: (i) balance sheet; (ii) income statement; (iii) comprehensive statement of income; (iv) statement of cash flows; and (v) statement of changes in stockholders’ equity.

In addition, in December 2020, the CMN enacted Resolution No. 4,877/20 which contains provisions on the general criteria for the measurement and recognition of social and labor obligations by institutions authorized to operate by the Central Bank of Brazil (except consortium managers and payment institutions). With this resolution, the authorized institutions are obliged to recognize as a monthly liability, when drawing up trial balance or balance sheets, the values due on the portions of the results of the period allotted or to be allotted to employees, managers or to funds and assistance and other obligations with employees.

The independent auditors must also declare to the audited company’s management that their provision of these services does not affect the independence and objectivity required for external auditing services.

CMN issued CMN Resolution No. 4,910/21, which revoked Resolution No. 3,198/04, establishing that financial institutions and other institutions authorized to operate by the Central Bank of Brazil that (i) are registered as an open company; (ii) are leaders of a prudential conglomerate classified in Segment S1, S2 or S3, according to specific regulations; or (iii) meet the criteria laid down in the specific regulations for the framework in S1, S2 and S3, in which they must constitute a statutory body called “audit committee”.

This resolution defined the minimum requirements to be observed by financial institutions when electing members for the Audit Committee, establishing the composition, mandate, and duties.

The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company’s financial statements, including the notes thereto, and the auditors’ opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing Management’s compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were amended in December 2003 to stipulate the existence of an Audit Committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004.

The Audit Committee shall keep at the disposal of the Central Bank of Brazil and of the board of directors the Audit Committee’s report for a minimum period of five years, counted from its preparation. In addition, institutions should disclose, together with their individual and consolidated, semi-annual and annual financial statements, a summary of the audit committee’s report, showing the main information contained in this document.

Operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, Florida, London, Grand Cayman Islands, Hong Kong, Mexico, Guatemala and Luxembourg. The Central Bank of Brazil supervises Brazilian financial institutions’ foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank of Brazil is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries’ activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

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Asset management

In August 2004, the CVM issued Instruction No. 409/04, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank of Brazil, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets.

In December 2022, CVM issued Resolution No. 175/22, which replaced Instruction No. 555/14, with the aim of modernizing the regulatory framework for investment funds, systematizing and regulating the innovations brought by Law No. 13,874, of September 20, 2019, in order to improve the regulatory framework for investment funds. known as the “Law of Economic Freedom”. In general, it establishes higher standards of transparency, governance, criteria for the composition of investment portfolios and defines the rights and responsibilities of the shareholders and service providers, seeking to provide greater legal certainty to the participants of the capital market.

In addition to the above, CVM Resolution No. 175/22, as amended, among the changes provided by the said Resolution, highlights (i) the possibility of the fund to define whether the liability of the shareholders will be limited or unlimited to the value of the quotas; (ii) the liability of the essential service providers (administrators and managers) and other service providers of the fund, who will respond to the CVM in their respective spheres of activity, for their own acts and omissions contrary to the law, the regulation of the fund or the current regulation; (iii) the creation of different classes of quotas, with different rights and obligations, and must belong to the same category as the fund; (iv) determines that all portfolio assets are identified by an ISIN (International Securities Identification Number) code in order to establish an international standardization in the identification of financial assets, assigning each asset traded on the market a unique identification code; and (v) possibility of investing in new asset classes, such as cryptoassets, decarbonization credits and carbon credits.

Pursuant to Resolution No. 175/22, securities, as well as other financial assets which are an integral part of the investment fund portfolio, should be duly registered in the registration system with a custodian or central depository, in all cases, with institutions duly authorized by the Central Bank of Brazil or the CVM to carry out such activities, in their respective areas of competence.

Broker and dealer firms

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank of Brazil and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank of Brazil and are the only institutions in Brazil authorized to trade on Brazil’s stock exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe B3 rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•	with few exceptions, execute transactions that may be characterized as the granting loans to their clients, including the assignment of rights;
•	collect commissions from their clients related to transactions of securities during the primary distribution; or
•	acquire assets, including real estate properties, which are not for their own utilization, with certain exceptions.

Broker and dealer firms’ employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

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In March 2022, CMN Resolution No. 5,008/22 totally revoked CMN Resolution No. 4,750/19, which amended the regulation applicable to brokers and distributors, allowing their role as issuers of electronic money. The new Resolution provisions on the constitution, organization and operation of securities dealers and brokers (CTVM) and of securities’ distributors and brokers (DTVM).

Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers’ website must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Leasing

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the Leasing Law) and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as the regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank of Brazil for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

The accounting criteria applicable to leasing operations contracted by consortium managers and by payment institutions authorized to operate by the Central Bank of Brazil are set out in BCB Resolution No. 178/22.

Insurance, health and pension plans regulation

Principal regulatory agencies

National Private Insurance Council (CNSP)

The National Private Insurance Council (CNSP) is the agency responsible for establishing the guidelines and standards of private insurance policy. The agency is composed of representatives of the Ministry of Finance, the Ministry of Justice, the Ministry of Social Security and Social Assistance of the Superintendence of Private Insurance, the Central Bank of Brazil and the CVM.

In addition to laying down the guidelines and standards of private insurance policy, it is the responsibility of the CNSP:

•	to regulate those exercising activities, subordinate to the National Private Insurance System, as well as the application of penalties;
•	to establish the general characteristics of insurance, open private pension, capitalization and reinsurance contracts;
•	to establish the general guidelines of reinsurance operations; and
•	to prescribe the criteria for the establishment of Insurance Companies, of Capitalization, Open Private Pension Entities and Reinsurers.

Private Insurance Superintendence (SUSEP)

SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. SUSEP is linked to the Ministry of Finance and was created by Decree-Law No. 73 of November 1966.

Thus, for insurers to operate, they need government approval, as well as specific approval from the SUSEP to commercialize each of their products, where they may underwrite policies either directly to consumers or through authorized brokers (Article 13 and paragraph 2 of Law No. 4,594/64).

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SUSEP is responsible for:

•	Supervising the constitution, organization, functioning and operation of insurance companies, of capitalization, open private pension entities and reinsurers;
•	Complying with and enforcing the deliberations of the CNSP and performing the activities delegated by it;
•	Acting in order to protect the acquisition of popular savings that are made through the operations of insurance, open private pension, and of capitalization and reinsurance;
•	Promoting the improvement of institutions and operational instruments;
•	Promoting the stability of the markets under its jurisdiction, ensuring their expansion and the operation of the entities that operate in them;
•	Ensuring the liquidity and solvency of companies that make up the insurance market; and
•	Ensuring the protection of consumer interests of the markets supervised.

National Supplemental Health Agency (ANS)

The ANS is a municipality linked to the Ministry of Health, with operations throughout Brazil, as an agency of regulation, standardization, control and supervision of activities that ensure the qualification of health care in the supplemental health sector.

The main initiatives of ANS are to stimulate the quality of the supplemental health sector and encourage programs to promote and prevent diseases in the sector in which it operates.

To fulfill its objectives, the following are incumbent upon the ANS:

•	Regulation of the Supplemental Health Care, creating general policies and guidelines, actions to standardize and foment actions that aim to protect the public interest and the sustainability of the supplemental health care market;
•	Qualification of the supplemental health care, creating policies, guidelines and actions that seek, among others the qualification of the sector, in relation to the regulated market; and
•	Institutional Articulation, creating policies, general guidelines and actions to optimize the internal and external institutional relations enabling the effectiveness of the regulatory process.

Insurance Regulation

The Brazilian insurance business is regulated by Decree-Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, capitalization companies, open private pension entities, insurance brokers, reinsurers and the insured persons. Insurance companies require government approval, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies both directly to consumers and through authorized brokers (Article 13 of Law No. 4,594/64).

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity, solvency and security criteria, rules for which were consolidated by CNSP Resolution No. 321/15, revoked by CNSP Resolution No. 432/21, later amended by CNSP Resolution No. 448/22 and No. 453/22. The insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•	act as financial institutions by lending or providing guarantees;
•	trade in securities (subject to exceptions); or
•	invest outside of Brazil without specific permission from the authorities.

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Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements as provided by SUSEP regulations.

Regarding the assignment of the risk, under Complementary Law No. 126/07, the ceding party (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession in the percentage of 40% of risks ceded.

The Complementary Law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

Since CNSP Resolution No. 168/07 was amended by CNSP Resolution No. 353/17, it does not require the insurance company to utilize a minimum number of local reinsurers. However, in accordance with Article 15 of the CNSP Resolution No. 168/07, the insurance company needed to give preference to local reinsurers in at least 40% of the assignment of reinsurance agreements to each automatic or optional contract. In addition, as per CNSP Resolution No. 168/07, there were no more limits on the transference of risks by insurers to companies that belong to its financial conglomerate. Pursuant to its amendment by CNSP Resolution No. 353/17, it was established that reinsurance and retrocession operations within the same economic conglomerate should "ensure the effective transfer of risk between the parties" and "take place under conditions of fair competition".

Subsequently, Resolution CNSP No. 168/07 was revoked by Resolution CNSP No. 451/22, regulated by Circular No. 683/22, which provides for the transfer and acceptance of reinsurance and retrocession operations and their intermediation, coinsurance operations, foreign currency operations and insurance contracts abroad. These rules provide for new rules on preferential offer to local reinsurers, indicating that, for the purposes of fulfilling the preferential offer, the insurance company should conduct formal consultation with one or more local reinsurers of their free choice, according to the limits provided for in the legislation.

Resolution No. 432/21, amended by the Resolution No. 448/22 and No. 453/22, as well as Circular No. 648/21, amended by Circular No. 678/22, provides for regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital, adjusted shareholders’ equity, solvency regularization plans, retention limit, criteria for investments, accounting standards, accounting and independent actuarial audits, and Audit Committee applicable to insurance companies, open pension fund entities (EAPCs), capitalization companies and reinsurers.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. Resolution CNSP No. 444/22 provides for preventive prudential measures aimed at preserving the stability and soundness of the National Private Insurance System, of the National Capitalization System and the Supplementary Pension System and ensuring the solvency, liquidity and regular functioning of those supervised. Financial liquidation may be either voluntary or compulsory.

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions for notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were subsequently amended and consolidated. CNSP Resolution No. 416/21 and SUSEP Circular No. 612/20, as amended by SUSEP Circular No. 622/21, are current in force.

Resolution No. 383/20 issued by CNSP in March 2020, later amended by Resolution No. 454/22 and No. 461/23, established that insurance companies, EAPCs, capitalizations companies and local reinsurers must record their operations of insurance, open supplementary pension plan, capitalization and reinsurance, as the case may be, in the registration system (i) previously approved by SUSEP; and (ii) managed by a registration entity accredited by SUSEP in order to increase the control of the operations carried out by these companies.

There is currently no restriction on foreign investment in insurance companies.

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On December 10, 2024, the new Law No. 15,040/2024 was published, which establishes private insurance rules and revokes the previous provisions of the Civil Code and amends Decree No. 73/1966. The new law aims to ensure that insurance companies protect the legitimate interests of the policyholders and beneficiaries from predetermined risks by paying a premium. The main points of the law include (i) the strengthening of transparency in contractual relations; (ii) adjustments in claim regulation; and (iii) the need for prior authorization from SUSEP for the partial or total transfer of the insurance portfolio. The Law will enter into force in December 2025.

Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the “Health Insurance Law”, containing general provisions applicable to health insurance companies, in accordance with Law No. 10,185/01, and the general terms and conditions of agreements entered into between health insurance companies and their clients.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2001, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2001, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement. However, in accordance with the terms of article 1, paragraph 5 of Law No. 10,185/01, the insurance companies specializing in health insurance will remain subject to the rules on the application of assets guaranteeing the technical provisions issued by CMN.

Private pension plans

EAPCs are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which, in turn, are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank of Brazil may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, subsequently amended by Instruction No. 587/17, which addresses the setup, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. Both were revoked by Resolution No. 175/22, which provides for the establishment, operation and dissemination of information from investment funds, as well as the provision of services for the funds. In January 2013, the CMN determined rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. In December 2019, the CMN published Resolution No. 4,769/19, changing the limits for the investment of resources addressed in Resolution No. 4,444/15. Both standards were subsequently revoked by CMN Resolution No. 4,993/22, which provides for the rules governing the investment of technical reserve resources, from provisions and funds of insurance companies, capitalization companies, EAPCs and local reinsurers, on the investments of resources required in Brazil to guarantee the obligations of reinsurers admitted and on the portfolio of Individual Scheduled Retirement Funds (FAPI), later amended by CMN Resolution No. 5,016/22. In turn, CNSP enacted CNSP Resolution No. 432/21, later amended by CNSP Resolution No. 448/22 and No. 453/22, revoking Resolution No. 321/15, which among various subjects, also regulates the investments by insurers, EAPCs, capitalization companies and local reinsurers.

Currently, in addition to Complementary Law No. 109/01, the main rules governing the activity of open supplementary pension are CNSP Resolution No. 349/17 and CNSP Resolution No. 348/17, SUSEP Circular No. 563/17, SUSEP Circular No. 564/17, both amended by Circular No. 585/19, CNSP Resolution No. 458/22 and SUSEP Circular No. 685/22.

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Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP, and may, exceptionally, contract out reinsurance or retrocession operations not authorized to operate in Brazil when local and foreign reinsurers lack sufficient capacity.

Currently, due to Decree No. 10,167/19, the Brazilian law provides that the insurer or the cooperative society may concede occasional reinsurers up to 95% of premiums ceded in reinsurance, based on the totality of its operations in each calendar year. In the same way, the local reinsurer may also concede up to 95% of the premiums issued relating to risks they have underwritten, also calculated on the basis of the totality of its operations in each calendar year. It is worth noting that some lines or insurance modalities may have greater or lesser restrictions on the percentages of premiums that may be ceded in reinsurance.

The regulation of SUSEP established a minimum compulsory contracting of 15% of the reinsurance ceded, with Brazilian reinsurers. In addition, it provided a limit to certain lines of up to 75%, so that a Brazilian-based insurer or reinsurer could transfer risks to related or foreign-based companies belonging to the same financial conglomerate. These limits were revoked when CNSP Resolution No. 353/2017 and CNSP Resolution No. 451/22 came into force. CNSP Resolution No. 451/22 indicates that, for the purposes of fulfilling the preferential offer related to Brazilian reinsurers, the insurance company must observe the percentage established in the current legislation, applicable to each automatic or optional contract. In addition, it establishes that insurance companies should submit to SUSEP, by March 31 of the following calendar year, technical justification for a percentage of reinsurance assignment in excess of 90%, considering the totality of their operations, per calendar year. In addition, reinsurance and retrocession operations carried out between companies linked or belonging to the same financial conglomerate must occur under balanced conditions of competition, and the parties involved will be responsible for demonstrating compliance with these conditions.

Recently, CNSP Resolution No. 380/20 extended the list of people who can purchase reinsurance, including: (i) Open Supplementary Pension Fund Entity (EAPC) (Article 2, paragraph 1); and (ii) Closed Supplementary Pension Fund Entity (EFPC) and operators of private health care plans (Article 2, paragraph 2). Although it was revoked by CNSP Resolution No. 451/22, the provisions in this regard were maintained.

Taxes on our main transactions

Taxes on financial transactions (“IOF”)

On loan transactions

IOF on loans levied on loan operations have as their taxable event the delivery of the obligation amount or value or its placement available to borrowers.

Rate applicable to loans and advances of any type, including credit opening is 0.0041% per day to legal entity borrowers and 0.0082% to individual borrowers.

The IOF on loans daily rate will be charged on principal available to borrowers regarding the loans and advances, whereby:

•	for cases in which the amount of principal is determined, the IOF on loans daily rate shall not exceed the amount resulting from the daily rate applied to each principal amount, which is expected to be used for the transaction, multiplied by three hundred and sixty-five days (365);
•	for cases in which the amount of principal is not determined before the transaction (revolving credit), the values of interest and charges that will use the limits of revolving credits, will be part of the principal amount, subject to IOF on loans rates, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

Since January 2008, besides IOF on loans daily rate on the transactions mentioned above, loans and advances have been subject to IOF on loans additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. This way, in loan operations with defined principal, for legal entities, IOF on loans rate shall not exceed 1.8765% and for individuals, it will not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment.

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IOF on loans is levied on loan operations between individuals and legal entities domiciled in Brazil, as well as on operations whose creditor resides in Brazil, even if the debtor is located abroad. However, IOF on loans is not levied on loans where the lender is located abroad, and the borrower is in Brazil.

Insurance transactions

IOF on insurance levied on insurance operations has as its taxable event the receipt of premium. Applicable rates are as follows:

•	0.0% on: (i) reinsurance operations; (ii) operations related to mandatory insurance, linked to residential housing loans granted by an agent of the national housing system (SFH); (iii) insurance operations for export credits and international merchandise transportation; (iv) insurance operations entered into Brazil, related to the cover for risks relating to the launch and operation of the satellites Brasilsat I and II; (v) aeronautical insurance and civil liability of airlines; (vi) premiums intended to finance life insurance plans with survival coverage; and (vii) guarantee insurance;
•	0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;
•	2.38% private health insurance business; and
•	7.38% for all other insurance transactions.

Income and social contribution taxes on income

Federal taxes on company profits include two components, income tax known as IRPJ and tax on net income, known as Social Contribution or CSLL, both calculated on the adjusted net income. Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum, corresponding to a combined rate of approximately 25.0%. Social contribution tax payable by the majority of financial institutions is calculated based on a rate of 15% as of January 1, 2019.

However, with the enactment of Constitutional Amendment No. 103/19, as of March 1, 2020, the banks of any kind and the development agencies began to be subject to the increased rate of 20%. On March 1, 2021, Provisional Measure No. 1,034/21 was enacted, which increases the rates for Social Contribution by 5% for the majority of financial institutions (including banks of any kind) during the period from July 1, 2021 to December 31, 2021. Provisional Measure No. 1,034/21 was converted into Law No. 14,183/21, which (i) increased to 25% the CSLL rate on banks of any kind, reduced to 20% as of January 1, 2022; and (ii) maintained the increase in the Social Contribution rate to 20% for most of the other financial institutions until December 31, 2021, which was subsequently reduced to 15%.

In 2022, however, Provisional Measure No. 1,115/22 was edited, later converted into Law No. 14,446/22, increasing until December 31, 2022: (i) from 20% to 21% the CSLL rates on banks of any kind; and (ii) from 15% to 16% for other financial institutions. As of January 2023, the rates returned to 20% and 15% for banks of any kind and other financial institutions, respectively.

Companies in Brazil are taxed based on their global income, and not just the income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

As a rule, affiliates abroad will have their dividends (and not the corporate profit) taxed in Brazil at the time of effective distribution, except: (i) if they are domiciled in a tax haven or if they adopt a sub-taxation scheme, or (ii) they are treated as subsidiaries. With regard to the subsidiaries, the controller legal entities in Brazil must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (calculated before local income tax), earned by the subsidiaries, directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) compute these values in their calculation base of the IRPJ and Social Contribution.

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Interest paid or credited by a company based in Brazil to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; or (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime are subject to the deductibility limits imposed by thin-capitalization and transfer pricing rules.

Tax deductions for any payment to a beneficiary resident or domiciled in a country with tax haven are also subject to the following: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

The variation in the monetary value of companies’ credit rights and obligations in Brazil due to varying exchange rates can be calculated on a cash or accrual basis. The election of the tax regime must be exercised in January of each calendar year and may only be altered during the fiscal year if there is “material variation in the exchange rate”, as published by a Finance Ministry Directive.

On October 3, 2024, the Brazilian Government published Provisional Measure No. 1,262/64, which incorporates the model rules established by the OECD to promote the global reform of corporate income tax (“Globe Rules”). This measure introduces an additional tax rate of 15% of CSLL for companies that are part of multinational groups with annual revenue of more than 750 million euros, subject to an effective minimum tax rate on profits earned in Brazil.

On the same day, the Brazilian Federal Revenue Service issued Normative Instruction No. 2,228/24, which regulates Provisional Measure No. 1,262/24. This proposal is aligned with the OECD’s Qualified Domestic Minimum Top-up Tax (“QDMTT”), which prioritizes the jurisdiction where profits were generated by imposing a minimum income tax. If the minimum tax is not collected in Brazil, other jurisdictions may claim it on the profits generated in the country. Provisional Measure No. 1,262/24 follows the OECD model to ensure that the additional CSLL paid in Brazil can be offset with the supplementary tax that may be required by other jurisdictions. All entities whose results are consolidated in the financial statements of multinational groups — that is, groups operating in more than one jurisdiction and having annual revenue of more than 750 million euros in two of the last four consecutive fiscal years (“Constituent Entities”) – will be subject to the additional CSLL. This additional tax applies only to “surplus” profits, defined as profits calculated according to the Brazilian accounting standards (with certain adjustments), deducting so-called substance-based profits. The exclusion of profits based on substance aims to reduce the tax burden on the results generated by intensive operations in tangible assets and labor.

The Rules of Provisional Measure No. 1,262/24 were subsequently incorporated into Law No. 15,079/24, of December 27, 2024, approved by the National Congress and currently in force.

PIS and Cofins

Two federal taxes are imposed on the gross revenues of legal entities: PIS and Cofins. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, in general, export revenues paid in foreign currency are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on own capital.

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 (PIS) and 2003 (Cofins), the government implemented a non-cumulative collection system of PIS and Cofins taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and Cofins were substantially increased. Subsequent to the changes made to PIS and Cofins, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

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Since August 2004, the PIS and Cofins rates due on financial revenues were 0.0%, including those arising from operations carried out for purposes of hedge, earned by legal entities subject to the system of non-accrual of these contributions. However, Decree No. 8,426/15 establishes that from July 2015, the rates will be restored to 0.65% regarding the PIS and 4.0% regarding the Cofins. Note that on December 30, 2022, Decree No. 11,322/22 had been published reducing the related rates to 0.33% and 2.0%, respectively, however, this Decree was revoked on January 1, 2023 by Decree No. 11,374/23, if the original wording provided for in Decree No. 8,426/15 is reestablished.

On the other hand, according to the amendments made by Decree No. 8,451/15 to Decree No. 8,426/15, the contributions to PIS and Cofins are subject to a zero tax rate, specifically in relation to financial revenues arising from: (i) monetary variation, depending on the exchange rate, of export operations of goods and services, as well as obligations incurred by the legal entity, including loans and financing; and (ii) hedge operations carried out on the stock exchange, of commodities and of futures, or in the organized OTC market. Certain economic activities are expressly excluded from the procedures of the non-accrual collection of the PIS and Cofins. This is the case of financial institutions, which shall remain subject to PIS and Cofins by the “accrued” procedures, which does not permit the discount of any credits, as provided by Article 10, paragraph I, of Law No. 10,833/03. Despite this impossibility of accrual of credits, the legislation in force enables the exclusion of certain expenditure in the calculation by such entities of the bases of calculation of the PIS and Cofins (as is the case, for example, of the expenses incurred by the banks in financial mediation operations and expenditure on severance payments corresponding to accidents occurring in the case of private insurance companies). In such cases, the income received by the financial institutions is subject to Contribution to the PIS and Cofins at the rates of 0.65% and 4.0%, respectively.

In July 2010, the Brazilian tax authorities introduced digital tax records (Escrituração Fiscal Digital – EFD) for PIS and Cofins taxes, which must be adopted, including by financial institutions.

In 2023, the National Congress approved PEC No. 45/19 responsible for the Tax Reform in Brazil, resulting in Constitutional Amendment No. 132/23. This Constitutional Amendment reorganizes the taxation on consumption in Brazil, having as main milestone the replacement of five current taxes (PIS, COFINS, ICMS, ISS and IPI) by a Value Added Tax (VAT) rate, divided into two: (i) the Contribution on Goods and Services (CBS), which will be allocated to the Government, and (ii) the Goods and Services Tax (IBS), which will go to states and municipalities. Recently, Complementary Law No. 214/25 was enacted, which instituted IBS and CBS.

In this sense, after the end of the transition process of the Tax Reform, starting in 2026, and scheduled to end in 2033, the social contributions, PIS and COFINS, will cease to exist, being replaced by the Contribution on Goods and Services (CBS).

At the moment, we cannot estimate the impacts that the implementation of the Tax Reform approved by PEC No. 45/19 regulated by Complementary Law No. 214/25 will have on the operations developed by the company. In this sense, although taxation on consumption has undergone significant changes, which may result in a possible increase in the tax burden, there is no way of predicting the impacts on the gross margin of the company.

Compliance with the Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) (Tax Compliance Laws for Foreign Accounts)

Based on the commitment to observe the laws and regulations applicable to their business, we comply with the criteria established by the international treaties, FATCA and CRS, which aim to combat and curb tax evasion, money laundering and terrorist financing.

Established by the United States government and with the aim of identifying the financial accounts of American taxpayers residing in other countries, the FATCA law was published in Brazil through Decree Law No. 8,506/15, of the Executive Branch.

The CRS, conceived under the coordination of the OECD (Organization for Economic Co-operation and Development) with the participation of the main countries of the world, was released by the Brazilian Federal Revenue Service, through Normative Instruction No. 1,680/16, following the same guidelines as the American law, that is to identify the financial accounts of taxpayers from foreign countries who are acceding to the agreement.

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To meet national and international requirements, internal compliance standards were established to highlight the transparency of information and to adopt effective measures to control, monitor and improve existing processes.

Centralized Registration and Deposit of Financial Assets and Securities

In August 2017, the Brazilian Congress converted Provisional Measure (PM) No. 775/17, issued by the President of Brazil in April 2017, into Law No. 13,476/17. The new law consolidates the provisions on the creation of liens over financial assets and securities. On the same day, the CMN issued Resolution No. 4,593/17, as amended, to regulate the provisions set by Law No. 13,476/17 and consolidate the regulation on centralized deposits and registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Resolution No. 4,593/17, as amended, presents a clearer definition of financial assets which includes, in addition to traditional financial instruments such as certificates and bank deposit receipts, credit securities subject to discount and credit card receivables. In addition, the rule establishes that the record of financial assets and securities is (i) applicable to bilateral operations (meaning operations directly with clients), with some exemptions in certain situations; and (ii) the centralized deposit is applicable to credit securities with payment obligations and securities issued by financial institutions or other institutions authorized to operate by the Central Bank of Brazil as a condition for engaging in certain negotiations and in the assumption of custody. The Central Bank of Brazil will issue regulations governing the implementation of such rules, including the creation of an electronic system for the constitution of liens and encumbrances.

As of December 2020, by means of BCB Normative Instruction No. 61/20, the financial institutions and other institutions authorized to operate by the Central Bank of Brazil should inform the standardized identifier of the loan (IPOC), dealt by in Circular No. 3,953/19, as amended by BCB Resolution No. 36/20, in the registry of financial instruments representative of loan and leasing operations, including those subject to assignment of credit, chattel and portability and in the form of credit rights, in systems of registration and financial settlement of assets authorized by the Central Bank of Brazil.

In March 2023, the Central Bank of Brazil issued BCB Resolution No. 308/23, which provides for the conditions for the exercise of the activities of registration and centralized deposit of real estate receivables by central financial asset registrars and depositories. Among these conditions, the said Resolution provisions that the contracts must establish, among others, that the real estate receivables of the enterprise will be registered or deposited exclusively in the registered entity or in the contracted central depositary, whereby portability is admitted.

For the purposes of BCB Resolution No. 308/23, the real estate credit right constituted or to be constituted is considered receivable, which is the result of a purchase and sale contract or a promise of purchase and sale, with or without the issuance of a Mortgage Bond (CCI), agreed between syndicator or developer and purchaser or committed purchaser of an autonomous real estate unit or lot.

b)	main aspects related to compliance with legal and regulatory obligations related to environmental and social issues by the issuer

Regarding environmental, social and climate issues, the performance of financial institutions in Brazil is subject to a specific set of regulations established by regulatory bodies such as the Central Bank of Brazil (BCB), the National Monetary Council (CMN) and the Securities and Exchange Commission (CVM).

CMN Resolution No. 4,943/21 requires financial institutions to maintain a Social, Environmental and Climate Responsibility Policy (PRSAC), which guides their actions in these dimensions throughout the conduct of business, operations and relationships with clients, users, suppliers, investors, employees and other parties impacted by the activities of financial institutions. This policy should reflect the issuer's strategy, considering the size, complexity of activities and potential socio-environmental and climatic impacts. Monitoring mechanisms, targets and periodic reviews are also required.

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In addition, CMN Resolution No. 3,945/21 deals with Social, Environmental and Climate Risk Management (GRSAC), establishing that financial institutions should develop processes to identify, evaluate, monitor and mitigate these risks in all their operations, including considering risks arising from activities carried out by counterparts, controlled entities, suppliers and third-party service providers. Institutions classified in segments S1 (Bradesco case), S2, S3 and S4 must prepare and maintain a Social, Environmental and Climate Risk and Opportunity Report (GRSAC Report), as well as report to the Central Bank of Brazil information related to the exposures of these operations, such as credit and securities, and the profile of the respective debtors.

In addition to current regulations, reporting structures such as the GRI (Global Reporting Initiative), the SASB (Sustainability Accounting Standards Board) and the recommendations of TCFDs (Task Force on Climate-related Financial Disclosures) have been widely used as a reference by financial institutions and open companies, with the aim of strengthening transparency and consistency of information disclosed to the market on ESG risks and opportunities.

Bradesco voluntarily adopts these references in its reports and is a signatory to international commitments such as the Net Zero Banking Alliance (NZBA) – in addition to measuring and publishing our funded emissions using the methodology of the Partnership for Carbon Accounting Financials (PCAF). We are also signatories to the Principles for Responsible Banking (PRB), promoted by UNEP FI (United Nations Environment Programme Finance Initiative).

These commitments reinforce the integration of ESG criteria into the Organization’s strategy, increasing transparency and management of the socio-environmental impacts related to our activities.

c)	reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the activities

No reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the Bradesco activities.

d)	financial contributions, with indication of the respective values, made directly or through third parties:
i.	in favor of occupiers or candidates for political positions
ii.	in favor of political parties
iii.	to fund the exercise of influence activity in public policy decisions, especially in the content of normative acts

According to the provisions of Law No. 9,504/1997 (Electoral Law) and Law No. 9,096/1995 (Political Party Law), and in our “Bradesco Integrity Program” Standard donations of legal entities to candidates or political parties are prohibited, therefore, Bradesco Organization and its jointly or individually controlled companies are expressly prohibited from making any political donations.

Although donations by Individuals are allowed, it is recommended to all who exercise statutory functions in the Bradesco Organization to refrain from making personal donations to electoral campaigns, extending the same recommendation to those who are inserted in their circle of economic dependence.

The Bradesco Integrity Program standard is available on the Bradesco RI website Ethics Code.

1.7 – Countries from which the issuer generates significant revenue

Bradesco does not get relevant revenues from its holdings in foreign countries.

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1.8 – Foreign countries disclosed in item 1.7, describing relevant impacts arising from the regulation of these countries on the issuer's business

Since they do not provide relevant revenues, specific regulations of the countries where Bradesco has business do not have relevant impacts on the operations of the Bank.

1.9 – Environmental, social and corporate governance (ESG) information, indicate:

a)    If the issuer discloses ESG information in an annual report or other specific document for this purpose

Bradesco’s Integrated Report and ESG Report comprise main financial and non-financial actions and results based on topics considered most relevant to the Organization and its stakeholders. In addition, specific contents are disclosed on the Investor Relations (www.bradescori.com.br/en/) and Sustainability (banco.bradesco/html/classic/sobre/sustentabilidade/en/index.shtm) websites.

b)    The methodology or standard followed in the preparation of this report or document

We follow the Global Reporting Initiative (GRI) and International Integrated Reporting Council (IIRC) methodologies. We also consider the transparency guidelines of the Sustainability Accounting Standards Board (SASB) and the Abrasca Code for Self-Regulation and Good Practices of Publicly Traded Companies. We seek to meet the transparency requirements used by B3’s Corporate Sustainability Index (ISE) and the Dow Jones Sustainability Index (DJSI); among others.

c)    If this report or document is audited or reviewed by an independent entity, identifying that entity, if applicable

The process of preparation and the information published in the Integrated Report and ESG Report are ensured by KPMG Auditores Independentes Ltda.

d)    The page on the internet where the report or document can be found

More information about the Integrated Report, ESG Report, and Bradesco’s policies, practices and rules, is available on: www.bradescori.com.br/en/ and https://banco.bradesco/html/classic/sobre/sustentabilidade/en/index.shtm.

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e)    If the report or document produced considers the disclosure of a materiality matrix and ESG key performance indicators, and what are the material indicators for the issuer

The Integrated Report and the ESG Report consider the dissemination of material themes and key performance indicators related to sustainability.

The materiality matrix was revised at the end of 2024 and the new version adopts the concept of double materiality, contemplating both the bank’s impacts on society and the environment (materiality of impact), and the effects of ESG issues on the financial performance (financial materiality). The material themes resulting from this last year reaffirmed the relevance of the seven themes already monitored earlier. For each material theme, we follow several key indicators, for which we have included some examples below.

Material Indicators

•	INNOVATION AND TECHNOLOGY

o	Artificial intelligence (BIA): Total number of interactions with BIA since 2016
o	Digital platforms: Representation of mobile and internet channels (individual and business clients) in the total number of bank transactions
o	Experimentation with emerging technologies: Total number of experimentations with emerging technologies, average maturity level of the top 10 strategic technologies
o	Open Innovation: Participation of ESG startups in the innovation ecosystem; total number of closed deals in the innovation ecosystem
o	Innovation culture and awareness: Total number of people engaged in ESG-related innovation events at Inovabra

•	ÉTHICS, INTEGRITY AND TRANSPARENCY
o	Training – Percentage of employees trained in ethics; percentage trained in anti-corruption; percentage trained in anti-money laundering.
o	Whistleblower Channel – Annual disclosure in the ESG Report of the nature of reports received via the whistleblower channel and the actions taken.
o	Recognition for Practices – Receipt of the Pró-Ética Seal.
o	Transparency – Adoption of best market practices in preparing the Integrated and ESG Reports.
•	CLIMATE RISK AND OPPORTUNITY MANAGEMENT
o	Operational emissions – GHG emissions – Scope 1 (tCO2e), with annual comparison against the base year for reduction target; percentage of energy from renewable sources in facilities; percentage of offset operational emissions.
o	Climate transition – Sectors with decarbonization targets in line with Net Zero guidelines.
o	Financed and invested emissions – Percentage of corporate portfolio coverage in the calculation of financed emissions; percentage of invested portfolio coverage in the calculation of invested emissions.
o	Climate risk management – Monthly monitoring of credit operations for corporate clients in sectors significantly exposed to climate risks.
•	DATA PRIVACY AND SECURITY
o	Training – Percentage of employees trained in LGPD (Brazilian General Data Protection Law).
o	Automatically handled incidents – Percentage of incidents automatically handled by the SOC.
o	Information Security Incident Prevention – Total number of incidents reported to regulatory bodies.
o	Authorization of secondary data – Percentage of individual clients who did not opt out of commercial data usage.
o	Response to Data Subjects’ Rights – Percentage of self-service responses to data subjects via LGPD.
o	Security Monitoring Equipment – Percentage of active equipment with anti-ransomware protection.
•	CUSTOMER RELATIONSHIP, INCLUSION AND FINANCIAL HEALTH
o	Training – Percentage of employees trained in Customer and User Relationship.
o	Customer satisfaction – Evolution of the NPS (Net Promoter Score) for individual clients.
o	Financial inclusion – Total new accounts opened by underserved groups; total number of cities where Bradesco is the only bank present.

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o	Financial education – Reach of communications related to financial education and guidance; number of uses of financial planning tools.
•	HUMAN CAPITAL MANAGEMENT
o	Development and training – Amount invested in employee development and training; percentage of employees trained in at least three learning solutions; total employees with professional certifications.
o	Employee satisfaction – Coverage rate of employee satisfaction surveys; employee satisfaction index.
o	Social responsibility – Total number of audits carried out annually in the Social Responsibility Management System.
o	Viva Bem Program – Total number of events held focused on health promotion; total participations in health-focused activities.
o	Diversity, Equity, and Inclusion – Total participation of employees in diversity training and engagement; percentage of women in the workforce; percentage of women in STEM roles; percentage of Black people in the workforce; percentage of Black people in management positions.
•	SUSTAINABLE BUSINESS
o	Sustainable businesses – Volume of funds allocated to sustainable businesses; total number of employees trained or engaged in sustainable business and climate change topics; total number of clients trained or engaged in sustainable business and climate change topics; volume of funds allocated to the financing of hybrid and electric vehicles; volume of funds allocated to financing solar panel systems.
o	Responsible investments – Percentage of assets under management by Bradesco Asset that incorporate ESG analysis; percentage of Bradesco Asset clients and employees trained and engaged in the ESG agenda.

More information about these indicators can be found in the “Annex – Material Indicators” section of our ESG Report. We also provide an extended list of other ESG indicators in our Integrated and ESG Reports. Both are available at: https://www.bradescori.com.br/o-bradesco/relatorio-integrado-e-esg/

f)     If the report or document considers the Sustainable Development Goals (SDGs) established by the United Nations and what are the material SDGs for the issuer's business

Aligned with the Sustainability Strategy and leveraging our commitment to generating value to our stakeholders, we prioritize six SDGs, which reinforce the commitment to align business with the 2030 Agenda, monitoring the impact and contribution to the goals of society and its progress in the implementation of the Principles for Banking Responsibility (PRB).

The prioritization process took place in 2019 and considered consultation with stakeholders, comparative study of industry benchmarking, relevance matrix and strategic pillars of the Organization, Brazilian scenario (main social and environmental issues) and recommendations and reporting and performance guidelines, among others. The result and the prioritization process were verified by external consulting, with opinion.

In 2025, we reviewed the process of prioritization of the SDGs, reaffirming the robustness and timeliness of the analysis. The result confirmed the adherence of the six previously prioritized SDGs, which remain directly connected to our performance.

The priority SDGs listed in the process are:

4 – Quality education

5 – Gender equality

8 – Decent work and economic growth

9 – Industry, innovation, and infrastructure

10 – Reduced inequalities

13 – Climate action

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g)	If the report or document considers the recommendations of the Task Force for Climate Change-Related Financial Disclosures (TCFD) or recommendations for financial disclosures of other recognized entities that are related to climate issues

Yes, we follow Task Force guidelines for Climate Change-Related Financial Disclosures (TCFD) and other global alliances such as PCAF, NZBA and GFANZ, which underpin the best practices adopted by the financial sector. Additionaly, we report climate-related requirements for key market indices and ratings, such as CDP, ISE and Dow Jones.

h)	If the issuer performs greenhouse gas emission inventories, indicating, if applicable, the scope of the inventoried emissions and the page on the world computer network where additional information can be found

Since 2006, we have developed the Emission Inventory of our operations, following the guidelines of the ABNT ISO 14,964-1 Standard. From 2008, we also incorporated the specifications of the Brazilian GHG Protocol Program into the process. The inventory can be found on: https://banco.bradesco/assets/classic/pdf/sustentabilidade/bradesco-inventario-de-emissoes-GHG-2024.pdf.

1.10 – Specific information of mixed economy companies

Not applicable.

1.11 – Indicate the acquisition or disposal of any relevant asset that is not classified as a normal operation in the issuer's business

Public Offering for Acquisition of Shares - Cielo

On February 5, 2024, our indirect subsidiary Quixaba Empreendimentos e Participações Ltda. (“Quixaba”), together with BB Elo Cartões Participações S.A., Elo Participações Ltda., Alelo Instituição de Pagamento S.A. and Livelo S.A., jointly known as Bidders, communicated to Cielo S.A. – Payment Institution (“Cielo”), informing about its decision to proceed with the conversion of the public company register from category “A” to “B”, with its consequent withdrawal from the special listing segment of the New Market of B3 S.A. – Brazilian Exchange & OTC, through the launch of a unified public offering for the acquisition of shares (“OPA”), according to the applicable legislation and Cielo’s bylaws. On September 26, 2024, after compliance with certain conditions, including the necessary regulatory approvals, the OPA was completed, and Quixaba now holds 30.61% of the Cielo's common shares.

Atlântica and Rede D´Or Partnership

On May 8, 2024, Atlântica Hospitais e Participacões S.A. (“Atlântica”), a company indirectly controlled by us and by Bradseg Participações S.A. (a member of the Grupo Bradesco Seguros), firmed an Investment Agreement with the Rede D’Or São Luiz S.A. group (“Rede D’Or”) for the creation and joint action in a new hospital network (“Atlântica D’Or”) to make investments, construction, development and operation of general hospitals in the regions of Macaé-RJ, Alphaville-SP and Guarulhos-SP, as well as for the analysis of the potential joint development of future new hospitals in other cities (“Partnership”), particularly in Taubaté and Ribeirão Preto. Atlântica D’Or will be organized by the parties through a corporate structure, in the proportion of 50.01% for Rede D’Or and 49.99% for Atlântica. On August 15, 2024, after complying with the previous legal and regulatory conditions, the Partnership was completed.

John Deere Bank

On August 8, 2024, we, through our direct subsidiary Bradesco Holding de Investimentos S.A. (“BHI”), firmed an Investment Agreement with John Deere Brasil S.A. (“John Deere Brasil”), a wholly owned subsidiary of Deere & Company (USA), one of the global leaders in the supply of agricultural, construction and forestry equipment. Through this agreement, we will hold a 50% stake in Banco John Deere S.A. (“Transaction”). This strategic partnership will further strengthen the position in the agribusiness and construction sectors by expanding the supply of financing and financial services to clients and dealers in the acquisition of John Deere group's equipment, parts and services. On February 10, 2025, after complying with the previous legal and regulatory conditions, the Transaction was completed.

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Hospital São Luiz Campinas (Extension of the Atlântica and Rede D´Or Partnership)

On November 1, 2024, Atlântica Hospitais e Participacões S.A. (“Atlântica”), a company indirectly controlled by us and by Bradseg Participações S.A. (a member of the Grupo Bradesco Seguros), firmed an Investment Agreement with the Rede D’Or São Luiz S.A. group (“Rede D’Or”) for inclusion of Hospital São Luiz Campinas in the “Atlântica D’Or” Hospital network (“Transaction”), thus expanding the partnership firmed with Rede D’Or, released on May 8, 2024. The consummation of the transaction is subject to compliance with certain usual preceding conditions, including the appropriate regulatory approvals.

1.12 – Indicate merger, division, incorporation, equity incorporation, capital increase or reduction involving the issuer and documents in which more detailed information can be found

On March 11, 2024, we approved our merger with Bradesco Asset in accordance with the provisions of article No. 227 of Law No. 6.404/76. This merger is part of our corporate reorganization intended to optimize out organizational structure, with us assuming the role of managing securities portfolio activities as resource manager, succeeding Bradesco Asset in all rights and obligations. On July 31, 2024, after compliance with the respective applicable conditions, the incorporation was realized.

1.13 – Indicate the firming, extinction or modification of shareholders’ agreements and the documents in which more detailed information can be found

In the fiscal year of 2024, there was no signing, extinction or amendment of shareholder agreements and documents in which more detailed information can be found.

1.14 – Indicate significant changes in the way of conducting the issuer's business

In the fiscal year 2024, there was no significant alterations in the issuer’s manner of conducting its business.

1.15 – Indicate significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries

All contracts that we consider relevant have been duly described in item 1.11 of this Reference Form.

1.16 – Other relevant information

There is no other information deemed relevant at this time.

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2. Officers’ notes

2.1 – General Financial and Equity Conditions

a)	general financial and equity conditions

The Officers of the Organization understand that the Company has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-term.

The Officers’ analysis is based on information from the last two financial statements on the balance sheet date in accordance with international accounting standards (IFRS – International Financial Reporting Standards), as follows:

2024

The economic activity again showed significant growth in 2024. The reasons that led us to this performance, however, should not be repeated in 2025. The expectation of a record grain harvest in the first quarter is still expected to boost the GDP as a whole. However, starting in the second half of the year, the increase in the Selic rate and the reduction in the fiscal impulse should result in a slowdown in the Brazilian economy. Our projections indicate that the GDP will grow by 2.2% in 2025, after an estimated 3.6% expansion in 2024.

The worsening of inflation expectations and the strong exchange devaluation in recent months have led the Central Bank of Brazil to accelerate the rate of interest increase and signal that it will raise the Selic rate at least up to 14.25%. We predict that the basic interest of the economy will reach the maximum level of 15.25% by mid-year and will close 2025 at 14.75%.

Inflation data in the USA was once again the focus of attention. At the same time, the activity continues to show resilience. We understand that there is room for continued interest cuts, with the US basic rate reaching 3.50% at the end of the year. In any case, the international scenario suggests caution from emerging nations. Uncertainties related to U.S. trade tariffs and geopolitical conflicts around the world can impair the economic performance of these countries.

In 2024, the net income attributable to controlling shareholders was R$17.253 billion in the fiscal year, corresponding to a profitability of 10.3% on the average shareholders’ equity. The return on the average total assets was 0.9%. The consolidated shareholders’ equity attributed to the controlling shareholders reached R$168.410 billion and the total balance of the assets was R$2.069 trillion.

Loan and Fundraising Operations and Resource Management

We expanded and diversified offers in the distribution channels, we advanced in the change of serving the client, closing traditional service points and further activating our digital channels and banking correspondents of Bradesco Expresso. We opened another platform dedicated to agribusiness for the middle market, and 28 more corporate branches, in addition to the launch of the new Principal segment. Our capillarity allows us to offer loans and financing directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

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Loans and advances to clients by product type

Summary Balance Sheet – Liabilities and Shareholders’ Equity

•	R$720,240 million in Loans and Advances to Clients in 2024 (R$629,687 million in 2023), reflecting the increase in operations with: (i) legal entities that showed growth of 17.6% compared to 2023, with emphasis on the increase of: (a) 26.5% in financing and transfers (includes import/export financing, real estate, vehicles, BNDES/Finame transfers and Leasing), and (b) 12.4% in loans (includes working capital, rural loans and others); and (ii) individuals who showed growth of 11.9% compared to 2023, with emphasis on the increase of: (a) 14.0% in loans (includes personal payroll-deductible loans, and personal and rural loans), and (b) 13.4% in financing and transfers (includes real estate and vehicle financing, BNDES/Finame transfers and others);

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•	R$361.818 billion in financial institution resources, an increase of 11.9% compared to the previous year, including: demand deposits, interfinancial, funds obtained funds on the open market and bonds for loans and transfers;
•	R$644.338 billion in client resources, including: cash deposits, savings and term deposits, showing an increase of 3.6% compared to the previous year;
•	R$257.977 billion in securities issuance resources, of which R$248.448 billion is issued in the country and R$9.529 billion is issued abroad.
•	R$57.459 billion in subordinated debts, an increase of 14.1% compared to the previous year, comprising higher volume of emissions and lower settlement and interest payments; and
•	R$378.793 billion in technical insurance and pension provisions, with an evolution of 9.9% compared to the previous year.

By the end of 2024, the market value of Bradesco totaled R$117.6 billion, representing 0.7 times the shareholders’ equity.

The following are our key indicators:

It is important to highlight that the comments, in relation to the return on average shareholders’ equity (ROAE) and the return on average assets (ROAA), are presented in item 2.1.h. Other analyses that are relevant to our financial and economic conditions related to liquidity sources and levels of indebtedness are presented in items 2.1.d, 2.1.e, 2.1.f and 2.1.h.

I.	Operating Coverage Ratio

In 2024, the operating coverage ratio increased by 0.2 p.p. compared to 2023, driven by the increase in our fee and commission income, given the increase in advisory services with capital market, consortia administration and card rents.

Regarding the variations presented for fee and commission income, personal and administrative expenses, the comments are included in item 2.1.h.

II.	Indicators of loans and overdue advance payments and expected loss from loans and advance payments

We will only use some of these indicators to monitor and support the decision-making process in relation to the loan operations and advance payments.

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The following tables show a summary of our loans and advances indicators:

In 2024, expected losses of loans and advances amounted to R$51,563 million, reaching a coverage ratio above 90 days of 180.1% in 2024 (164.6% in 2023) and above 60 days of 152.6% in 2024 (140.3% in 2023). We calculated our coverage ratio for NPL above 60 days and 90 days by dividing the total balance of expected credit losses for loans and advances by the balance of loans and advances to clients expired more than 60 days and expired more than 90 days, respectively.

Our level of losses/write-off with loans, net recoveries, reached 4.3% in relation to the average balance of loans and advances to clients in 2024 (5.6% in 2023).

Our portfolio of loans and advances to clients increased by 14.4%, reaching the sum of R$720,240 million in 2024 (R$629,687 million in 2023), reflecting the increase in operations with: (i) legal entities that showed growth of 17.6% compared to 2023, with emphasis on the increase of: (a) 26.5% in financing and transfers (includes import/export financing, real estate, vehicles, BNDES/Finame transfers and leasing), and (b) 12.4% in loans (includes working capital, rural loans and others); and (ii) individuals who showed growth of 11.9% compared to 2023, with emphasis on the increase of: (a) 14.0% in loans (includes personal payroll-deductible loans, and personal and rural loans), and (b) 13.4% in financing and transfers (includes real estate and vehicle financing, BNDES/Finame transfers and others).

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b)	capital structure

Analyzing the following tables, the Directors understand that the bank’s current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for our operations is from third-party capital.

Over the last two years, Bradesco has kept its proportion of capital held by third parties over 90%, which is seen as a normal level for institutions in the financial intermediation business.

R$ billion

Capital Structure	Dec24	Dec23
Capital Stock	87.1	87.1

Number of Shares [1]	Dec24	Dec23
Common	5,330,305	5,330,305
Preferred	5,311,866	5,311,866
Total	**10,642,170**	**10,642,170**
Treasury Stocks (ON - Common)	23,843	-
Treasury Stocks (PN - Preferred)	21,344	-
Subtotal – Outstanding shares	**10,596,983**	**10,642,170**

(1) Considers the bonuses that occurred in each period due to the capital increase.

R$ million

Standard of Financing	2024	% in relation to total liabilities	2023	% in relation to total liabilities
Shareholders' equity attributable to controlling shareholders	168,410	8.1%	166,331	8.6%
Third-Party Portfolio [1]	1,901,075	91.9%	1,761,192	91.4%
Total liabilities	**2,069,484**	**100.0%**	**1,927,523**	**100.0%**

(1) Adjusted total liabilities excluding controlling shareholder´s equity.

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Basel Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

The calculation of our Basel Ratio is shown below:

Our ratios remained above the regulatory limits, due to the capacity to generate capital (net income) and to the increase in prudential adjustments, which absorbed the growth of risk-weighted assets (RWA), the remuneration to shareholders and the adjustments of equity valuation.

c)	capacity to pay financial commitments

The Officers understand that the operations shown in the balance sheet by terms, presented below for the last fiscal year, show that Bradesco has a comfortable liquidity margin to honor its obligations in the short-term. It is worth highlighting that the management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to its clients and meet its own needs of working capital for investment.

The following table shows the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements:

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Consolidated Statement of Financial Position presented by maturity (in accordance with International Financial Reporting Standards – IFRS):

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d)	financing sources used for working capital and investments in non-current assets

Principal Sources of Funding (in accordance with the International Financial Reporting Standards – IFRS)

Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net interest income and our return on assets and equity, in light of our internal risk management policies, and maintain adequate levels of liquidity and capital.

As part of our asset and liability management, we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of loans we make with terms of the transactions under which we fund these loans. Subject to our policy constraints and the limits established by our Board of Directors, we occasionally take mismatched positions in relation to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

We monitor our asset and liability positions in accordance with Central Bank of Brazil requirements and guidelines. Our Executive Committee for the Asset and Liability and Treasury Management meets every two weeks to:

•	evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;
•	monitor and countersign the pricing strategies of asset, liability and derivative operations with our clients;
•	define internal prices of transfer of resources (Funds Transfer Price – FTP) of liabilities and assets in local and foreign currency;
•	approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the COGIRAC and the Board of Directors; and
•	monitor and countersign results, strategies, behaviors and risks of mismatch and indexes maintained by us and managed by our Treasury Department.

In making such decisions, we evaluate not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches. We also consider other potential risks, as well as market liquidity, our institutional needs and perceived opportunities for gains. Our Executive Committee for the Asset and Liability and Treasury Management holds extraordinary meetings as required in response to unexpected macroeconomic changes.

In addition, we receive daily reports on our mismatched and open positions, while our Executive Committee for the Asset and Liability and Treasury Management assesses our risk position every two weeks.

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The following table shows, as of the dates indicated, our sources of funding, as well as other non-interest-bearing liabilities:

Deposits

Our principal source of funding is deposits from individuals and legal entities in Brazil. As of December 31, 2024, our deposits totaled R$648.8 billion, representing 34.1% of our total liabilities.

We provide the following types of deposit and registration accounts:

•	checking accounts;
•	savings accounts;
•	time deposits;
•	interbank deposits from financial institutions;
•	accounts for salary purposes; and
•	accounts for payment of the INSS benefit.

Funding in the open market

Funding in the open market consists mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase.

The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transactions is generally short-term (normally intraday or overnight) and are volatile in terms of volume once directly impacted by market liquidity. We believe that the risks associated with these transactions are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its RE, a limit we comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank of Brazil.

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Loans and onlending

The obligations for loans are constituted, mainly, with the funding of lines obtained from banking correspondents for import and export financing. Our access to this source of resources has been continuous and the funds occur with rates and terms according to market conditions.

The obligations for onlending consist in resources for local transfers, in which we borrow from entities and national government agencies for onlending to Brazilian companies, for investments in installations, equipment, agriculture, among others.

We conduct onlending transactions where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations (BNDES, the International Bank for Reconstruction and Development or IBRD and the Inter-American Development Bank or IDB) which are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds.

Funds from securities issued

Funds obtained from our securities issued originate mainly from the following operations:

•	Financial notes: fixed income securities issued by us with the purpose of raising funds, from individuals and legal entities, in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with shorter period of maturity, which are divided into two modalities:
o	Simple: consists in the promise of payment in nominative, transferable cash and in this way, it can be negotiated on the secondary market; and
o	Subordinated: with initial investment and longer deadlines than the simple modality, it is used to reinforce our capital, in which, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment, and is therefore recommended for qualified investors.
•	Letters of credit for real estate: securities for Individuals that are backed by real estate credits guaranteed by mortgages or by chattel, giving their borrowers the right of credit at nominal value, interest or monetary restatement;
•	Letters of credit for agribusiness: security issued by us, intended for individuals, which are tied to credit rights of business conducted with rural producers or their cooperatives; and
•	Letters of credit guaranteed by property: we have performed these operations since 2018, by issuing transferable nominative bonds, and of freely negotiable title, guaranteed by the portfolio of assets subject to the fiduciary system.

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The following table presents a summary of our resources regarding the issuing of securities concerning the periods indicated:

The increase of 5.3% in relation to 2023 was mainly due to the evolution of agribusiness letters of credit in the amount of R$6,676 million and real estate letters of credit in the amount of R$3,750 million.

Subordinated debt

In 2024, subordinated debts had an evolution of 14.1%. The variation reflects the highest emissions.

Technical reserves

The variation presented in the balances of 2024 vs. 2023 is related, mainly, to the variations of the provisions for VGBL / PGBL products.

e)	financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

The Treasury area acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including exchange and interbank transactions. The Treasury area covers any funding shortfall by borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our main sources of funding are:

•	demand deposits, savings and time deposits, as well as interfinancial deposits; and
•	open-market borrowing, loan bonds and onlending operations, resources from issuing of securities and subordinated debts, part of them expressed in foreign currencies.

Our capital market operations act as a source of resources, through our operations with financial institutions, mutual funds, fixed and variable income investment funds, and foreign investment funds.

In relation to liquidity risk, in 2015 the National Monetary Council (CMN) issued Resolution No. 4,401/15, as amended, addressing the definition and minimum limits of the LCR, which is defined as the ratio of the reserve of high liquidity assets to the total cash outflows foreseen for a 30-day period, under stress conditions. The main purpose of the LCR is to ensure the existence of a minimum number of net assets in normal market conditions to be used in periods of higher shortage or necessary liquidity in order to maintain the business ongoing and insure the stability of the financial system. In 2017, the CMN and the Central Bank of Brazil published Resolution No. 4,616/17 and Circular No. 3,869/17 about the Net Stable Funding Ratio (NSFR), which establish, respectively, the minimum limit/compliance conditions and the methodology for calculation and disclosure of information to the market. In order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term (LCR) and a long-term one (NSFR). The purpose of the Liquidity Coverage Ratio (LCR) is to show that institutions maintain sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the Net Stable Funding Ratio (NSFR) is to encourage institutions to finance their activities from more stable sources of funding, setting forth the requirement of a ratio of more than 100% for the LCR and NSFR from January 2019 and 2018, respectively. On January 1, 2020, Circular No. 3,930/19 of the Central Bank of Brazil, which deals with the Pillar 3 Report and revoked part of Circular No. 3,869/17, concerning the disclosure of NSFR information, was revoked by Resolution BCB No. 54/20, which passed disciplinary action on the publication of the Pillar 3 Report. As a result of the unfolding of the Covid-19, the Central Bank of Brazil edited Circular No. 3,749/15, amending the limit of the amount of the total reserve requirements collected in the Central Bank of Brazil, not considered in portions of (i) free reserves or for release in central banks within the next thirty days; (ii) reserve requirements collected in the Central Bank of Brazil, concerning savings deposits and demand deposits, limited to the total amount of estimated cash outflows for each one of these modalities and (iii) other reserve requirements collected in the Central Bank of Brazil, limited to the amount to be returned to the institution as a result of the defined outflow, from 15% to 30% of total assets of Tier 1 capital of the institution in Brazil.

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The Central Bank of Brazil, in February 2020 published Circulars No. 3,986/20 and No. 3,987/20 and, in March 2020, Circular No. 3,993/20 which reduced the compulsory deposit rate on time deposits from 31% to 17% and allowed the use of 30%, instead of 15%, of the amount of compulsory reserves deposited in the Central Bank of Brazil in the calculation of the LCR. Subsequently, BCB Resolution No. 78/21 of the Central Bank of Brazil of March 2021, redefined the validity of the rate of compulsory deposits on term deposits of 17% until November 2021, when it returned to 20%. However, in November 2021, through BCB Resolution No. 145/21, the Central Bank of Brazil allowed the compensation of up to 3% of the calculation base of the compulsory deposit on term deposits with the value of the bank’s total financial limit on the bank’s forward liquidity lines of the Central Bank of Brazil (this limit is generated by the deposit of private securities in guarantee). These measures and others of lower impact resulted in response to the facts resulting from the Covid-19 pandemic.

From the implementation of the New Brazilian Payment System in April 2002, the Central Bank of Brazil has offered a credit line from the portfolio of government securities issued by the National Treasury to provide liquidity to financial institutions, which is defined as re-discount (or “Redesconto”). This line can be used in the “intra-day” condition, or for a longer term negotiated with the Central Bank of Brazil, which discloses the differentiated prices for the acceptance of these securities as collateral.

There is also a traditional re-discount line, where financial institutions offer assets represented by loan operations or illiquid securities. In this case, the institution will open formal proceedings with the Central Bank of Brazil, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed payment flow to the Central Bank of Brazil.

The Central Bank of Brazil, upon analysis, will decide whether or not to release the liquidity line, costs, and other measures deemed necessary.

We have never used these liquidity resources.

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f)	indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

g)	limits of contracted financing and percentages already used

There are no limits for the use of contracted financing.

h)	significant changes to each item of financial statements

Below, we present our Balance Sheet and Income Statement.

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Consolidated Balance Sheet

In relation to significant changes in managerial consolidated balance sheet items, the table below compares the main events in 2024 and 2023:

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2024	2023	Vertical Analysis %		Horizontal Analysis	
					2024 vs. 2023	
			2024	2023	R$	%
Liabilities						
Liabilities at amortized cost						
- Deposits from banks	361,818	323,423	17.5	16.8	38,396	11.9
- Deposits from customers	644,338	621,935	31.1	32.3	22,404	3.6
- Securities issued	257,977	244,966	12.5	12.7	13,011	5.3
- Subordinated debts	57,459	50,338	2.8	2.6	7,121	14.1
- Other financial liabilities	101,086	82,620	4.9	4.3	18,466	22.4
Financial liabilities at fair value through profit or loss	16,241	15,542	0.8	0.8	698	4.5
Provision for Expected Credit Loss						
- Loan Commitments	2,448	2,274	0.1	0.1	173	7.6
- Financial guarantees	1,258	1,203	0.1	0.1	55	4.6
Insurance technical provisions and pension plans	378,793	344,792	18.3	17.9	34,001	9.9
Other reserves	20,034	22,338	1.0	1.2	(2,304)	(10.3)
Current income tax liabilities	2,044	1,547	0.1	0.1	497	32.1
Deferred income tax assets	1,665	1,608	0.1	0.1	57	3.6
Other liabilities	55,382	47,925	2.7	2.5	7,457	15.6
Equity attributable to shareholders of the parent	**168,410**	**166,331**	**8.1**	**8.6**	**2,079**	**1.2**
Non-controlling interest	**533**	**683**	**-**	**-**	**(150)**	**(22.0)**
Total liabilities	**2,069,484**	**1,927,523**	**100.0**	**100.0**	**141,961**	**7.4**

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In 2024, the total assets increased by 7.4% compared to 2023, the financial assets totaled R$1,892 billion, representing 91.4% of the total assets, driven by the increase in our (i) loans and advances to clients, net of loss provision; and (ii) securities, net of loss provision.

▪	Loans and advances to clients, net of loss provision – reached R$672,382 million in 2024, representing a growth of 16.0% compared to the previous year. This advance was driven mainly by (i) financing and transfers, with emphasis on export financing operations in the Corporate segment and the good performance of real estate financing in Individuals; and (ii) loans, with emphasis on working capital in Legal Entities and personal loans in Individuals.
▪	Securities, net of loss provision – the 52.4% increase in 12 months resulted from the increase in the portfolio of Brazilian public securities.
▪	Other assets – recorded a growth of 42.6% over the last 12 months, driven primarily by foreign exchange operations. These operations refer mainly to foreign currency purchases carried out by the institution on behalf of clients, as well as amounts receivable by the institution in domestic currency resulting from foreign exchange sales transactions.

The analysis of our financial liabilities (resources of financial institutions, deposits from clients, bond issues, subordinated debt and technical provisions) are discussed in item 2.1.d (main sources of funding).

Statement of Income

For a better understanding of the key impacts that affected our results (income and expenses), the consolidated financial statements for the years ended December 31, 2024 and 2023 are below. They were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

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Selected financial indexes

Next, we will comment on the main reasons that influenced our lines of results in the comparison of the last fiscal year.

Interest and similar income

Our interest and similar income increased by R$276 million, or 0.1%, in 2024 compared to 2023, due to the growth in the average volume of interest-bearing assets, benefiting our revenues in R$12,801 million, being partially offset by the reduction in the rates of our interest yielding assets, reflecting the variation of interest rates practiced in Brazil, which went from an average of 13.25% during 2023 to an average of 11.96% during 2024, in addition to the behavior of the economic-financial indices, such as inflation. These factors impacted our revenues by R$12,526 million.

Interest and similar expenses

Our interest and similar expenses in 2024 decreased by R$12,097 million, or 7.7%, compared to 2023, due to the reduction of the average interest ratio paid, reducing our expenses by R$25,732 million, with emphasis on: (i) term deposits whose expenditure reduced R$8,847 million; (ii) liabilities of insurance contracts whose expenditure reduced R$6,574 million; and (iii) withdrawals in the open market whose expenditure reduced R$6,079 million. These reductions were partially offset by the increase in the average volume of our interest-bearing liabilities, which increased expenditure by R$13,635 million.

Fee and commission income

Our fee and commission income increased by R$1,380 million, or 5.1%, in 2024 compared to 2023, reflecting the growth of revenues with: (i) capital market/financial advisory (+R$446 million or +36.5%); (ii) consortia administration (+R$383 million or +16.7%); and (iii) card revenues (+R$282 million or +3.0%). These growths were partially offset by lower revenues with: (i) collections and revenues (-R$218 million or -10.2%); and (ii) checking accounts (-R$141 million or -2.0%), all these reductions are influenced by our portfolio adjustment strategy, which includes products exempt from fees to align with market trends and client demand for more accessible services, in addition to being part of the strategy to attract and retain clients.

Net gains (losses) on financial assets and liabilities at fair value through profit or loss

Our net losses of financial assets and liabilities at fair value through the income reached a loss of R$2,250 million in 2024, compared to a gain of R$10,896 million in 2023, due to the lower result with investments in securities of: (i) fixed income, which totaled a loss of R$2,607 million in 2024, compared to a gain of R$7,307 million in 2023, reflecting the reduction of R$19,362 million or 6.9% in investments in Brazilian public securities in 2024; and (ii) variable income that totaled a loss of R$543 million in 2024, compared to a gain of R$1,555 million in 2023.

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Income from insurance and pension plans

Our income from insurance and pension plans for 2024 increased by R$3,707 million, or 70.8%, compared to 2023, due to the increase in income from insurance and pension (an increase of R$8,000 million or +15.6%), with consequent movement of premiums issued and increased contribution from pension plans (including VGBL).

Expected loss on loans and advances

Our expense with expected loss on loans and advances for 2024 decreased by R$3,540 million, or 11.7%, compared to 2023, driven by the improvement in the profile of the portfolio, mainly retail, which contributed significantly with the reduction of expenses with expected loss on loans and advances evidencing the improvement in the quality of the new credit vintages and actions implemented in the journey of concession and recovery of credit, creating greater efficiency in the collection and resulting in higher credit recovery revenues.

Personnel expenses

Our personnel expenses for 2024 increased by R$1,463 million, or 7.0%, compared to 2023, as a result of increased expenses with payroll and social security charges (+6.9%) and benefits (+4.7%), reflecting the collective bargaining agreement that takes effect from September of each year, with a 4.64% increase in salaries and benefits agreed in 2024 (4.58% in salaries and benefits in 2023).

Income tax and social contribution

The following table reflects, on a consolidated basis, the breakdown of our income tax and social contribution charges:

The variation in our income tax and social contribution is largely related to the increase in income before income tax and social contribution (taxable basis), as well as the reduction in the benefits of untaxed revenues, such as dividends and shareholdings in associates and joint ventures.

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2.2 – Financial and operating income

Officers must comment on:

a)	the results of operations of the issuer, in particular:

i) the description of any important components of revenue

Revenues from financial assets accounted for 70.7% of the main operating revenues, with a slight growth of 0.1% compared to 2023. This result reflects the increase in revenues from financial assets measured at fair value through other comprehensive income, partially offset by the reduction in revenues from financial assets at amortized cost and compulsory deposits held at the Central Bank of Brazil.

The following are the main variations presented in the periods:

▪	Financial Assets – experienced an increase of R$1,950 million or 2.8%:
o	At fair value through other comprehensive income – revenues increased from R$7,630 million or 45.1%, driven by an increase in the average interest ratio, which grew from 8.4% in 2023 to 11.7% in 2024 and by an increase in the average balance, which positively impacted our revenues by R$2,314 million; and
o	At amortized cost – revenues fell from R$5,158 million or 20.4% compared to 2023, impacted by the lowest average interest ratio earned, which fell from 13.7% in 2023 to 10.9% in 2024 and by the reduction of the average balance.
▪	Compulsory deposits in the Central Bank of Brazil - reached R$8,894 million, a reduction of 10.6% compared to 2023. This reduction is related to the variation in interest ratios practiced in Brazil, which went from an average of 13.25% in the course of 2023 to an average of 11.96% in the course of 2024, negatively impacting our revenues by R$2,166 million.

ii) factors that materially affected the operating income.

There were no factors that materially affected the operating income of the company in the last fiscal year, in addition to those described in items 2.1.h and 2.2.a.i.

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b)    relevant revenue variations attributable to the introduction of new products and services, changes in volumes and prices, exchange rates, and inflation

No significant variations in revenues, as well as in our financial income, attributable to changes in prices of our main inputs and products, exchange rates, inflation, volume change or addition of new products and services, occurred in the fiscal year ended December 31, 2024.

c)    relevant impact of inflation, the price variation of the main inputs and products, foreign exchange and interest rate in operating income and financial income of the issuer

During periods of high interest rates, our financial revenue increases because the interest rates on our assets that yield interest also increase. At the same time, our financial expense increases, since interest rates on our obligations, in which interests apply, also increase. Changes in the volumes of our assets, and obligations on which interests apply, also affect our financial revenues and expenses. For example, an increase in financial revenues attributable to an increase in interest rates may be offset by a reduction in the volume of our outstanding loans.

In addition to this, when the real values, we incur: (i) earnings in our liabilities denominated in, or indexed to foreign currency, such as: our long-term debt denominated in dollars and foreign currency loans, to the extent that the cost in real financial expenditure decreases; and (ii) losses in our assets denominated in/or indexed in foreign currencies, such as: our securities and loan and advance operations that are indexed to the dollar, when the revenue of these assets measured in real decreases. In turn, when the real devalues, we incur: (i) losses in our liabilities denominated in, or indexed to foreign currencies; and (ii) gains in our denominated assets, or indexed to foreign currencies.

2.3 – Officers must comment on changes in accounting practices

a)	changes in accounting practices that have resulted in significant effects on the information provided in fields 2.1 and 2.2

The requirements of the Central Bank of Brazil and the CMN, introducing international accounting standards (IFRSs) in financial institutions, made these institutions prepare annual financial statements in the international standard as of 2010.

The IFRSs’ standards are issued by the IASB – International Accounting Standards Board that has a periodic agenda of improvement of the standards issued.

In 2023, there was an amendment of the accounting standards regarding the insurance sector concerning the IFRS 17, whose impacts resulting from its adoption must be recognized retrospectively, based on the full retrospective approach, unless impracticable, in which case the modified retrospective approach or fair value approach can be used. However, if the entity does not have reasonable and supportable information to measure the contracts under the modified retrospective approach, it should use the fair value approach.

The Organization has determined that the full retrospective approach was adopted for insurance contracts measured under the Premium Allocation Approach (PAA).

For contracts measured under the General Measurement Model (GMM/BBA), the Organization has determined to use the fair value transition approach for contract cohorts in the following portfolios: Life Capitalization, Defined Benefit Retirement, Traditional Retirement, and Long-Term Non-Life – Housing issued until 2017; for Individual Health and Long-Term Non-Life – Consortium portfolios issued until 2018; for Long-Term Risk Life portfolios until 2019, and for Individual Dental Health portfolios until 2020. The complete retrospective transition approach will be used for contract cohorts issued after those dates. For contracts using the Model of Variable Fee Approach (VFA), the fair value transition approach is used for cohorts issued until 2019, and the complete retrospective transition approach is used for contract cohorts issued after this date. The decision to use the fair value approach was based on the unavailability of information at the necessary granularity for the use of the complete retrospective transition approach in these portfolios.

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Under the fair value approach, the Contractual Service Margin (CSM) at the transition date represents the difference between the fair value determined by the Organization and the fulfillment cash flows, which are a risk-adjusted, explicit, unbiased, and probability-weighted estimate of the present value of future cash flows that will arise as the entity fulfills the contracts.

According to the standard, a company can reassess the current designation of its assets measured in accordance with IFRS 9, at the initial application date of IFRS 17, if these assets are related to insurance contracts within the scope of IFRS 17. This redesignation is based on a change in the business model of the asset obtained through the test of Paying Only the Principal and Interest (SPPI) to protect the company from the financial effects of this new standard.

The Organization evaluated the effects of IFRS 17, particularly those related to changes in the discount rate applied, and reassessed its related asset business model.

The reassessment results from a reclassification of the business model among assets used to protect the Life and Pension and Health portfolios. In this reclassification, the Organization decreased the value of assets measured at Amortized Cost and increased the value of assets measured at Fair Value through Other Comprehensive Income (FVOCI). The main reason for this reclassification is the change in the methodology for valuing insurance liabilities, which now aligns their discounts with market rates.

b)	modified opinions and emphasis present in the auditor’s report

There were no caveats and no emphasis in the independent auditors’ report.

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2.4 – Events with significant effects (occurred and expected) on financial statements

Officers should comment on significant effects eventually caused or expected to be caused by the following events on the issuer’s financial statements and results:

a)	introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b)	creation, acquisition or sale of equity interest

On February 5, 2024, the market was noticed that Bradesco and BB Elo Cartões Participações S.A. (“BB Elo” and, together with Bradesco, the “Controlling Shareholders”), sent a notice to Cielo S.A. – Payment Institution (“Company”), informing about its decision to proceed with the conversion of the Company’s open company register from category “A” to “B”, with its consequent delisting from the special sector of the Novo Mercado (New Market) of B3 S.A. – Brazilian Exchange & OTC (“B3”), through the launch of a unified public offer to acquire common shares for conversion of the open company registration from category “A” to “B” and the delisting from the special segment, in accordance with the applicable legislation and the Company’s articles of incorporation (“OPA”).

On July 5, 2024, CVM issued the registration of the unified public offering for the acquisition of common shares issued by the Company for conversion of its open company register from category “A” to “B” and withdrawal from the New Market (“OPA”).

On July 10, 2024, the Public Offering Notice and Evaluation Report were made available by the Company, whose auction will be held on August 14, 2024, at 3pm. The OPA will have as its object 902,247,285 common shares issued by the Company, for the R$5.60 spot price per share, subject to the price adjustments by the CDI provided for in the Public Notice.

On August 14, 2024, the public offer of Cielo S.A. shares was auctioned to convert its open company register from category “A” to “B” in the Securities and Exchange Commission and the withdrawal from the New Market segment of B3 S.A., with this the Bidding companies purchased 736,857,044 common shares issued by Cielo S.A., which represent 27.1% of its share capital. The shares were purchased for the unit price of R$5.82, totaling R$4,288,508 thousand. The settlement of the Auction took place on August 16, 2024.

On August 16, 2024, Cielo S.A. informed that it received a notice from the Bidding companies (controlled by Bradesco and BB Elo Cartões Participações S.A.), where they informed that they had become, together, shareholders of 2,583,914,571 common shares issued by the Company, equivalent to 95.1% of its share capital, as a result of acquisitions of shares held in compliance with the obligation to extend the possibility of sale to the remaining shareholders who did not dispose of the shares held by them in the scope of a unified public offering for the acquisition of common shares issued by the Company launched by the Bidding companies ("OPA") during the period of three (3) months after they are realized. As a result of these acquisitions, shares remain in circulation issued by the Company representing a percentage of less than 5% of the share capital.

On September 27, 2024, Cielo S.A., informed that approval was made, in the shareholders’ meeting of the Company held on this date, for the compulsory redemption of all the common shares issued by the remaining Company in circulation, pursuant to item 9.1.1 of the OPA public notice and the provisions of article 4, §5, of Law No. 6,404/76 (“Compulsory Withdrawal”). The operation did not produce any relevant effects on the result.

On August 8, 2024, Bradesco, through its subsidiaries, entered into an Investment Agreement with John Deere Brasil S.A. (“John Deere Brasil”), a wholly owned subsidiary of Deere & Company (USA), one of the global leaders in the supply of agricultural, construction and forestry equipment. Through this agreement, we will hold a 50% stake in Banco John Deere S.A. (“Transaction”). This strategic partnership will further strengthen the position in the agribusiness and construction sectors by expanding the supply of financing and financial services to clients and dealers in the acquisition of John Deere Group equipment, parts and services. The transaction is subject to compliance with certain usual preceding conditions and will not have a material impact on Bradesco's capitalization ratio.

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c) Unusual events or operations

During the period, there were no events or unusual operations concerning the issuer, in addition to the events already stated in item 2.1.a and 2.1.h, which caused or which are expected to cause significant impacts on their results.

2.5 – If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, tax, depreciation and amortization) or EBT (earnings before interest and tax), the issuer must inform:

a) inform the value of non-accounting measurements

Not applicable.

b) make the reconciliations between the values disclosed and the values of the audited financial statements

Not applicable.

c) explain why it understands that such a measurement is more appropriate for the correct understanding of its financial condition and the result of its operations

Not applicable.

2.6 – Subsequent events to the latest financial statements

There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements that were closed on December 31, 2024.

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Table of Contents	2. Officers’ notes

2.7 – Officers must comment on the allocation of the corporate income

	Income Allocation
A) Rules on withholding profits

Legal reserve

The allocation of a portion of the net income, for legal reserves, is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase capital.

The net income for the year, five percent (5%), shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the share capital.

The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in paragraph 1 of Article 182, exceeds thirty percent (30%) of the share capital.

Statutory Reserves

Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such legal document, the Company’s bylaws may create reserves based on the following specific conditions:

- the purpose is accurately and completely indicated;

- the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and

- the maximum reserve limit is set.

Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after every statutory allocation, will have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors and deliberated in the Shareholders’ Meeting, and one hundred percent (100%) of this balance may be allocated to the Profits Reserves – Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, up to the limit of ninety-five percent (95%) of the value of the paid-in share capital.

In case a proposal by the Board of Executive Officers, on the allocation of the net income for the year, includes the payout of dividends and/or the payment of interest on own capital in an amount greater than the mandatory dividend established in Article 27, item III, of the bylaws, and/or the withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of net income for purposes of constituting this reserve will be determined after the full deduction of these allocations.

Amounts referring to the Withholding of Profits	(R$ thousand)	2024	2023
	Net Income for the Year	19,085,448	15,121,802
	Legal Reserve	954,273	756,090
	Statutory Reserves	6,847,887	3,054,908
	Gross Interest on Own Capital	11,283,288	11,310,804

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Table of Contents	2. Officers’ notes

B) Rules on Dividends and/or Interest on Own Capital payouts

With the advent of Law No. 9,249/95, which entered into force on January 1, 1996, companies can pay interest on own capital, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

In accordance with item III of Article 27 of Bradesco’s Bylaws, shareholders are entitled to thirty percent (30%) of the net income as minimum mandatory dividends, in each fiscal year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act).

Therefore, the minimum percentage of thirty percent (30%), established in the Bylaws, is above the minimum percentage of twenty-five percent (25%), which is established in paragraph 2 of Article 202 of Law No. 6,404/76.

Shareholders Holding Preferred Shares

Preferred shares grant their holders dividends of ten percent (10%) higher than those that are attributed to common shares (letter “b” of paragraph 2 of Article 6 of the corporate Bylaws).

Re-Application of Dividends or Interest on Own Capital

The re-application of Dividends and/or Interest on Own Capital is a product that allows Bradesco’s depositor shareholders, registered in the Bradesco Corretora (Broker), either individuals or legal entities, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest.

Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least one (1) share.

C) Frequency of Dividends and/or Interest on Own Capital payouts

Bradesco distributes Dividends and/or Interest on Own Capital (from January 1, 1996 with the advent of Law No. 9,249/95) monthly since 1970, constituting the Brazilian financial institution as pioneer in adopting this practice.

Interim Dividends

The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Bylaws).

They may also authorize the distribution of Interest on Own Capital to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Bylaws).

Systematic Monthly Payment of Dividends and/or Interest on Own Capital

For the purposes set out in Article 205 of Law No. 6,404/76, shareholders that are entered into the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries.

Payments are made on the first business day of the subsequent month, one month in advance of the mandatory dividend, by credit into the account that has been informed by the shareholder or provided to the Company.

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Table of Contents	2. Officers’ notes

D) Any restrictions on the distribution of dividends, imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration.	There are no restrictions on the distribution of dividends.
E) If the issuer has a policy of destination of results formally approved, they should inform the body responsible for the approval, the date of approval and, if the issuer discloses the policy, the locations on the global computer network where the document can be consulted	The Company has a document entitled “Practices for the Payment of Dividends and/or Interest on Own Capital of Banco Bradesco S.A.” approved by the Board of Directors on April 1, 2015 and publicly available on the website of the Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), of B3 S.A. – Brazilian Exchange & OTC (www.b3.com.br) and on the Company’s Investor Relations website (www.bradescori.com.br), which establishes, among other aspects, the periodicity for the payment of dividends and the parameter of reference to be used to define the amount that will be distributed. In the specific case of Bradesco, the Company establishes the payment of dividends and/or interest on own capital on a monthly basis.

2.8 – Relevant Items not evidenced in the financial statements

Officers must describe the relevant items not evidenced in the financial statements of the issuer, indicating:

a)    assets and liabilities held by the issuer, either directly or indirectly, that do not appear in the statement of its financial position (off-balance sheet items), such as:

i. written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities;

There are no relevant items that are not evidenced in the financial statements.

ii. future contracts for purchase and sale of products or services;

There are no relevant items that are not evidenced in the financial statements.

iii. construction contracts not terminated;

There are no relevant items that are not evidenced in the financial statements.

iv. contracts for future receipts of financing;

There are no relevant items that are not evidenced in the financial statements.

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b)    other items not evidenced in the financial statements

There are no relevant items that are not evidenced in the financial statements. The assets and liabilities held by the issuer, either directly or indirectly, considered as an off-balance sheet, are evidenced in explanatory note No. 40 (items not recorded on the balance sheet), which is part of the Company’s financial statements and are shown in the table below:

The financial guarantees are conditional commitments of loans which are issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any paid amounts. In addition to this, we retain resources in cash or other guarantees of high liquidity to ensure these commitments

The contracts are subject to the same credit evaluations as in other loan operations. Standby letters of credit are issued, primarily to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to client credit evaluation by the Management.

The letters of credit are undertakings which are issued by us to guarantee the performance of the obligations of a client to a third party. We issue business letters of credit to enable foreign trade transactions and to assess public and private agreements and private debt issuance agreements, including commercial papers, securities financing and similar transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

2.9 – Comments on other items not evidenced in the financial statements

For each of the items that are not evidenced in the financial statements listed in item 2.8, officers must comment on:

a)    how such items are likely to alter or change the income, expenses, operating income, financial expenses or other items of the financial statements of the issuer

As described in item 2.8, we inform that, with regard to the guarantees provided and the letters of credit for importation, the issuer receives a rate or a commission on the operation that sensitizes the revenue and consequently the operational income. If a problem occurs relating to a client’s capacity to make a payment, there may be the need for the constitution of provisions. Now, regarding the commitments of credit values to be released, there will only be an impact on the lines of income, if clients use these lines of credit.

b)    nature and purpose of the operation

Information disclosed in item 2.8.

c)    nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation

Information disclosed in item 2.8.

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Table of Contents	2. Officers’ notes

2.10 – Business plan

Officers must indicate and comment the main elements of the issuer’s business plan, exploring specifically the following topics:

a)    investments, including: i) quantitative and qualitative description of ongoing investments and foreseen investments; ii) sources of finance for investments; iii) relevant ongoing divestments and divestments planned

As a necessary condition for continuous growth, we continue to invest in Information Technology (IT), and as a source of funding, we use our own working capital, which is represented by the shareholders’ equity.

Below, we present the total IT expenses for the past two years:

b)    provided that it is already disclosed, indicate the purchase of plants, equipment, patents or other assets to materially influence the productive capacity of the issuer

No disclosure of the purchase of plants, equipment, patents or other assets to influence materially our productive capacity.

c)    new products and services, indicating: i) a description of the research in progress that is already disclosed; ii) the total amounts spent by the issuer on research to develop new products or services; iii) developing projects that are already disclosed; iv) the total amounts spent by the issuer in the development of new products or services

We do not have new products and relevant services, individually.

d)    opportunities included in the issuer’s business plan related to ESG issues

As expressed in our corporate purpose, we are committed to sustainable development and the generation of shared value for investors, employees, suppliers, clients, regulatory agencies and society, through business and operations.

We recognize that the management of environmental, social and governance aspects (ESG) is essential to our long-term sustainability and success. Under the guidelines of our Standard for Social, Environmental and Climate Responsibility (PRSAC), ESG issues are integrated with the identification and management of risks and opportunities of the Organization. Sustainability is one of the central pillars of our corporate strategy, guiding our actions to promote a change agenda aligned with the Sustainable Development Goals (SDGs), focusing on Sustainable Business, Climate Agenda and Financial Citizenship.

In the Sustainable Business front, we seek to boost businesses that foster socio-environmental development. In 2021, we announced a goal of allocating R$250 billion by 2025 to sectors and assets with positive socio-environmental impact. In 2024, we exceeded this target in advance and expanded the target to R$320 billion. Until December 2024, 95% of this value was allocated, totaling R$305 billion. The growing demand for products and services aligned with the global sustainability agenda offers an opportunity to unite social, environmental and economic objectives. By meeting these needs, we create sources of sustainable growth that create value for our stakeholders and drive the development of a more balanced and responsible economy.

On the climate agenda, our commitment is to raise awareness and fund clients in the transition to a greener, more inclusive low-carbon economy. As part of UNEP FI’s Net Zero Banking Alliance, we are committed to decarbonizing our loan and investment portfolios to achieve zero net emissions by 2050. In 2023, we set decarbonization targets by 2030 for the energy and electricity generation sectors, and in 2024 we expanded this commitment to include other carbon-intensive sectors, such as aluminum, cement and transport. This transition opens space to strengthen our market position as strategic partners of companies and sectors, while strengthening our customer relationship and creating shared value.

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Table of Contents	2. Officers’ notes

To learn more about our Sustainability and Sustainable Business strategy, visit our website at bradescosustentabilidade.com.br.

2.11 – Other factors with relevant influence

Comment on any other factors that influenced operational performance in a relevant way, and those which have not been identified or discussed in the remaining items in this section:

Bradesco's Management has been following up and monitoring the situation and so far no relevant direct impacts have been identified.

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Table of Contents	3. Projections

3. Projections

3.1 – Disclosed projections and assumptions

The words “believes”, “may”, “could”, “should”, “seeks”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, “potential” and other similar words contained in this section are intended to identify estimates and prospects for the future. The projections and perspectives for the future include information that is linked to results and projections, strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of the competition. Such projections and perspectives for the future relate only to the date on which they were expressed.

Given the risks and uncertainties described here, the projections may not come to fruition and therefore do not constitute any guarantee of future performance. Still, the future results and performance of Bradesco may differ substantially from those that were provided for in its estimates, on the grounds, including, but not limited to, the risk factors listed in this Reference Form, many of which are beyond Bradesco’s capacity to control or forecast. Additionally, such estimates are based on assumptions that may not come true. In view of these uncertainties and limitations, investors should not make their investment decisions solely on the basis of estimates and prospects for the future contained in this Reference Form.

It is important to mention that the projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil.

a)	Object of projection

Indicators that allow market analysts to feed their projection models for the future results of Bradesco. Currently, the following indicators are disclosed:

Indicators	Measurement form
Expanded Loan Portfolio	Accumulated variation observed in 12 months.
NII Net of Provisions (1) (Net Interest Income - Expanded Loan Loss Provisions)	Expected income for the year.
Fee and Commission Income	Expected growth percentage for the year.
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses)	Expected growth percentage for the year.
Income from Insurance, Pension Plans and Capitalization Bond Operations	Expected growth percentage for the year.
(1)	As of 2025, it considers the NII Net of Provisions, i.e. Net Interest Income – Expanded Loan Loss Provisions.
b)	Projected period and expiration of the projections

At Bradesco, projections indicate the expected values for the current year. When disclosing the results of each period (last quarter of each year), the expected indicators for the following fiscal year are disclosed. The projections expire in the current year.

c)	Projection assumptions

Assumptions that can be influenced by the Management for 2025

•	The guidance includes contractual adjustments and the adequacy of costs that are pursuant to the business growth and strategy the investment plan of the Organization;
•	Changing in Bradesco’s service network (Expansion/Retraction);
•	The estimates do not include new partnerships or takeovers; and

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Table of Contents	3. Projections

•	Business growth according to the operational strategy of the Organization.

Premises that are beyond the control of the Management for 2025

•	Maintenance of the basic fundamentals of the current Macroeconomic Policy;
•	Change in the world scenario;
•	Alteration of the Selic interest rate by COPOM to control inflation;
•	Evolution of the loan market;
•	Liquidity conditions that change the demand for credit; and
•	Regulatory changes which affect banking administration.
d)	Values of the indicators object of the forecast
Indicators	Estimated	Observed
	2025	2024	2023	2022
Expanded Loan Portfolio	4% to 8%	11.9%	(1.6%)	9.8%
Net Interest Income (1) Client NII	-	(2.3%)	(1.8%)	3.8% 22.0%
NII Net of Provisions (2) (Net Interest Income - Expanded Loan Loss Provisions)	R$37 bi to R$41 bi	-	-	-
Fee and Commission Income	4% to 8%	7.6%	(0.1%)	4.7%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses)	5% to 9%	9.3% (3)	10.4%	4.7%
Income from Insurance, Pension Plans and Capitalization Bond Operations	6% to 10%	7.5%	21.1%	28.9%
Expanded Loan Loss Provisions	-	R$29.7 bi	R$39.5 bi	R$32.3 bi R$27.4 bi (4)
(1)	In 2023 and 2024, it considers the indicator for the Net Interest Income, which includes the Client NII and the Market NII;
(2)	As of 2025, it considers the NII Net of Provisions, i.e. Net Interest Income – Expanded Loan Loss Provisions;
(3)	Administrative and personnel expenses grow in line with inflation; and
(4)	Disregards the impact of a Large Corporate client.

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Table of Contents	3. Projections

3.2 – Monitoring and changes to the disclosed projections

The projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, which are applicable to institutions that are authorized to operate by the Central Bank of Brazil.

a)    Changes or replacement of projections

As of 2025, the “Net Interest Income” indicator becomes analyzed as the “NII Net of Provisions”, i.e. it considers the Net Interest Income (–) Expanded Loan Loss Provisions.

b)    Projections concerning past periods – Forecast vs. Realized

In accordance with the CVM Resolution No. 80, for this item, it has been established that, with regard to projections concerning past periods, comparisons between the projected data and those realized are to be disclosed. Below are the projected and realized data relating to the fiscal years of 2024, 2023 and 2022.

Projections for 2024

Indicators	Observed	Estimated
Expanded Loan Portfolio	11.9%	7% to 11%
Net Interest Income	(2.3%)	3% to 7%
Fee and Commission Income	7.6%	2% to 6%
Operational Expenses (Personnel and Administrative Expenses+ Other Operating Expenses)	9.3%	5% to 9%
Income from Insurance, Pension Plans and Capitalization Bond Operations	7.5%	4% to 8%
Expanded Loan Loss Provisions – R$ billion	R$29.7 bi	R$35 bi to R$39 bi

Reasons for deviations in the projections:

•	Expanded Loan Portfolio - The growth of our expanded portfolio was 11.9%, surpassing the range disclosed due to the increase in Credit concession mainly in low risk SME and Individuals with a better profile of borrowers, we finished the year with a percentage of lines with collateral in our loan portfolio among the largest in recent years.

•	Net Interest Income and Expanded Loan Loss Provisions - Both were below the indicated range, due to the opportunity to grow more than we expected in warranty lines and low-risk products. Combining the two lines, our NII net of provisions reached R$34.0 billion in the year, close to the top of the implicit guidance range from R$28.1 billion to R$34.8 billion.

•	Fee and Commission Income and Operating Expenses – Failure to comply with the guidance is related to the exercise of the OPA of Cielo, to which Bradesco increased its stake to 50.7%, disregarding this effect we would have complied with the guidance, at 5.2% in Fee and Commission Income and 8.1% in Operating Expenses.

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Table of Contents	3. Projections

Projections for 2023

Indicators	Observed	Estimated
Expanded Loan Portfolio	(1.6%)	1% to 5%
Net Interest Income	(1.8%)	2% to 6%
Fee and Commission Income	(0.1%)	2% to 6%
Operational Expenses (Personnel and Administrative Expenses + Other Operating Expenses)	10.4%	7% to 11%
Income from Insurance, Pension Plans and Capitalization Bond Operations	21.1%	21% to 25%
Expanded Loan Loss Provisions	R$39.5 bi	R$36.5 bi to R$39.5 bi

Reasons for deviations in the projections:

•	Expanded Loan Portfolio - The lower-than-expected growth of the loan portfolio was mainly due to the implementation of more restrictive credit policies with the aim of controlling default, which reached its peak in terms of 90-day NPL in 2Q23. After controlling default, the bank gradually resumed credit origination, impacting the formation of the expanded portfolio. This recovery is reflected in the 2024 guidance, which points to growth in the expanded loan portfolio of 7 to 11%.
•	Net Interest Income and Fee and Commission Income - Failure to comply with the guidance for Net Interest Income and Fee and Commission Income is correlated to lower-than-expected credit growth, impacted by the lower volume of credit origination and a credit mix with a lower share of mass credits and a greater share in loan portfolios lower risk.

Projections for 2022

Indicators	Observed	Estimated
Expanded Loan Portfolio	9.8%	10% to 14%
Client NII	22.0%	18% to 22%
Fee and Commission Income	4.7%	4% to 8%
Operational Expenses (Personnel and Administrative Expenses + Other Operating Expenses)	4.7%	1% to 5%
Income from Insurance, Pension Plans and Capitalization Bond Operations	28.9%	18% to 23%
Expanded Loan Loss Provisions	R$32.3 bi R$27.4 bi (1)	R$25.5 bi to R$27.5 bi

(1) Disregards the impact of a Large Corporate client.

Reasons for deviations in the projections:

•	Result of Insurance, Pension Plans and Capitalization Operations – Improvement in operational performance, favored the growth of Insurance, Pension Plans and Capitalization operations.
•	Expanded Loan Loss Provisions – We considered a Loan Loss Provision for 100% of the risk of a Large Corporate client in December 2022, we remained above the guidance, disregarding the impact of this client, we would be at the top of the range estimated for the year.
c)	Projections relating to ongoing periods

The projections were disclosed for the ongoing period, which were informed in item 3.1 of this Reference Form.

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Table of Contents	4. Risk factors

4. Risk factors

4.1 – Description of risk factors in descending order of relevance

Below are the main risk factors that Bradesco considers relevant, on the date of this Reference Form, and that could influence the decision of investment. If they materialize, these risks could have an adverse effect on our business, our financial situation and equity, and the price of our securities. Therefore, possible investors could evaluate the risks described below thoroughly, as well as other information contained in this Reference Form.

We observed that the risks described below are not the only risks to which the Organization is subject. Other risks that we are not aware of, in case they materialize, can generate similar effects to those mentioned previously.

It is important to highlight that the order in which the risks are presented reflect a criterion of relevance established by the Organization.

a)    to the issuer

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the current Covid-19 pandemic, which had a significant impact on our 2020 and 2021 results.

The outbreak of contagious diseases, such as the outbreak of Covid-19 on a global scale, which began in December 2019 and was declared a pandemic by the World Health Organization on March 11, 2020, may affect investment decisions and result in sporadic volatility in international and/or Brazilian markets. Such outbreaks may result and have resulted (in the case of Covid-19), at different levels, in the adoption of governmental and private measures, including restrictions, in whole or in part, on the movement and transport of people, goods and services and, consequently, the closure of public establishments and offices, interruptions in the supply chain, reduction of consumption in general by the population and volatility in the price of raw materials and other inputs.

In addition, governments acted on a global scale with greater intervention in their economies, including through regulations and availability of resources, in response to the economic situation resulting from the advance of the Covid-19 pandemic.

The outbreak of epidemics (such as the Covid-19 pandemic), natural disasters and other catastrophes can have a significant negative effect on the world and Brazilian economy, and include or may include:

• Reduction of the level of economic activity;

• Currency devaluation and volatility;

• Increase in fiscal deficit and decrease in the Federal Government’s capacity of investing and making payments and hiring services or purchasing goods;

• Decrease of available liquidity in the international and/or Brazilian market; and

• Delays in judicial, arbitral and/or administrative proceedings, especially in cases that are not electronic.

The occurrence of such events may have a materially adverse effect on the global and/or Brazilian economy and impact the liquidity and market value of our shares and ADSs; they may also result in: long-range socioeconomic impacts, including a possible drop in revenue in Brazil and an increase in demand for public spending in key sectors, a scenario in which legislative amendments can be used to impose, even temporarily, a more costly tax treatment of our commercial activities, which can adversely affect our business and operating income.

We cannot guarantee the future impacts or measures that may be adopted if there is a pandemic or other outbreak of other transmissible diseases, nor the accuracy of our assessment of the actual and potential impacts or the extent of losses resulting from such pandemics or other transmissible diseases, that could impact our operations and financial situation. In addition, our operations can be negatively impacted by the emergence of new strains of the coronavirus and setbacks in the implementation of vaccination programs or measures necessary to contain other transmissible diseases.

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Table of Contents	4. Risk factors

We cannot guarantee that other regional and/or global outbreaks may not occur and, if they occur, we cannot guarantee that we will be able to take the necessary steps to avoid a negative impact on our business and financial income.

Adverse conditions in the credit and capital global markets, just like the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in the credit and capital global markets have generally decreased liquidity, with increased costs of funding for financial institutions. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding originates from repurchase agreements for sales (repo operations), which are largely guaranteed by Brazilian government securities. These types of transactions are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant, affecting the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening of the credit risk of the Brazilian government, the cost of these transactions can increase, making this source of funding inefficient for us.

If the market decreases, which could cause a reduction in volume, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of our operations may be adversely affected.

The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our main areas of operation from other large banks and insurance companies, both public and private, based in Brazil and abroad, in addition to new players, such as fintechs and startups that begin to operate with a differentiated and reduced level of regulation. It should be noted that major technology companies “bigtechs” are also strong competitors, seeking to invest in online payment systems and financial transactions tools by means of various types of applications. In addition, we note that the implementation of Open Finance in Brazil has intensified this competition through the possibility of sharing information between institutions.

This competitive environment combined with the accelerated process of digital innovation observed in the sector may impact our speed of adaptation to this ecosystem and consequently the performance of certain lines of business, which may negatively affect our financial condition, the result of our operations and the market value of our shares.

We may experience increases in our level of non-performing loans as our loan and advance portfolio becomes more seasoned.

Our portfolio of loans and advances to clients experienced an increase in 2024. Any corresponding increase in our level of non-performing loans and advances to clients may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of non-performing loans are normally higher among our Individual clients than our Corporate clients.

Our delinquency ratio, which is defined as the total loans overdue for over 90 days in relation to the total loan and advance portfolio, increased to 4.0% as of December 31, 2024 in comparison to 5.1% on December 31, 2023.

In addition, historical trends in loan losses may not predict future losses, which are affected by many factors, including, but not limited to, client default risks, changes in business arising from growth or acquisitions, expansion of loans to new sectors or clients (e.g., individuals and small and medium-sized enterprises), economic and political conditions in Brazil, regulatory or fiscal changes, market-specific competition and exposure to specific sectors or large clients, which can significantly impact the quality of our loan portfolio.

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Table of Contents	4. Risk factors

If economic conditions are deteriorating, or if we are experiencing rapid growth in loans, this results in increases in our expected loss on loans and advances and in our highest default rate, which can have an adverse effect on our business, financial condition and income of the operations.

Our trading activities and derivatives transactions, as well as investments in financial assets at fair value through income and fair value through other comprehensive income, are not predictable and may cause significant financial losses, which could lead to a significant impact on our operating income.

We operate in security negotiations, buying fixed and variable income securities, mainly to sell them in the short term and generate profits on price differences. The fair value of these instruments may decrease significantly due to the volatility of financial markets and can vary over short periods. As of December 31, 2024, bonds classified under the "fair value through profit or loss" category and the "fair value through other comprehensive income" category represented 25.5% of our assets, and realized and unrealized gains and losses originating from these investments have had and may continue to have a significant impact on the results of our operations. In addition, we enter into derivative transactions, mainly to manage our exposure to the interest rate and foreign exchange risks of clients’ operations. However, these assets may also expose us to the possibility of significant financial losses, since derivatives are subject to value fluctuations.

In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk resulting from operations with clients. These assets may also expose us to the possibility of significant financial losses in the future, since they are subject to fluctuations in value.

A failure or breach of our or our suppliers' operational, security or technology infrastructure and systems could temporarily interrupt our business and cause losses.

Our operations depend on the efficient and uninterrupted operation of our information technology systems. However, any unavailability of infrastructure, software, or telecommunications networks can impact the processing of transactions performed by our clients, which can lead to financial losses, regulatory fines, penalties, interventions, reimbursements, and other damage-related costs. These factors can have an adverse material effect on our business, reputation and operating income.

Furthermore, due to the nature of our operations, the wide range of products and services we offer, the significant volume of activities and transactions carried out, and the global context of digital transformation where there is an increasing integration between platforms, the growing use of cloud computing, the intensification of relationships with external technology providers, and the extensive use of internet solutions and connectivity, the technological environment is exposed to various types of risks, whether they arise from internal or external factors. We face additional risks related to:

• the need for continuous redesign and development of our information technology architecture and applications;

• the need to upgrade and integrate legacy systems with emerging technology models in a timely manner;

• the increasing dependence of service providers due to the migration of certain services to the cloud, which demands robust governance and new ways of mitigating security and continuity risks beyond our control environment;

• the broad use of internet solutions, artificial intelligence and connectivity; and

• the growing difficulty in attracting and retaining IT specialized personnel in a competitive market.

Considering the use of new technologies, the increasing reliance on the internet, and the ever-evolving and sophisticated nature of cyberattacks, it is not possible to predict all the means that will be employed by malicious individuals or organizations, which could impact our ability to effectively anticipate and/or prevent cyberattacks. Any of these events or any new factors can cause disruptions, increased costs, delays in information processing, and/or losses in the transmission of essential data, which can affect our business, reputation, and operational and financial conditions.

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We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Law (LGPD, in Portuguese) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties to agents who process personal data. In addition to including existing rules on the subject, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called “treatment agents”. In particular, the LGPD was inspired by recent European legislation on the subject, reproducing central points of the Directive No. 95/46/EC, Regulation 2016/679 (UE) and General Data Protection Regulation (GDPR).

The impact of this law has been significant as any processing of personal data will be subject to the rules imposed by LGPD, whether physical or digital, by any entity established or not in Brazil, any entity who has collected personal data in Brazil, any individual located in Brazil – even if not residents – or any entity that offers goods and services to Brazilian consumers. In short, the adaptation to the LGPD requires the adoption of continuous efforts in our customer relationship, business partners, service providers and employees, and in virtually all internal areas of Brazilian companies. The LGPD (General Data Protection Law) is fully in effect, along with the National Data Protection Authority (ANPD), a public administration body responsible for safeguarding, implementing, and overseeing compliance with the LGPD, with full authority to apply sanctions since the publication of Resolution CD/ANPD No. 4/23 on February 27, 2023, and the National Council for Personal Data Protection and Privacy, the ANPD advisory body, composed of civil society members and representatives of the government, created by a provisional measure converted into Law No. 13,583/19.

We operate in a preventive, detective and corrective manner in order to protect our own and our clients’ information.

However, possible failures or attacks on our systems and processes can lead to the occurrence of security incidents. Eventually, it can be understood that there was no compliance with the LGPD, which could result in the application of administrative sanctions provided for in the LGPD, namely (i) warning, with a deadline to adopt corrective measures; (ii) a fine of up to 2% of the revenues (net of taxes) of the offending company or its group or conglomerate in Brazil, as determined in its last fiscal year, limited to R$50 million per violation; (iii) daily fine, limited to R$50 million per violation; (iv) publication of the violation; (v) blocking of all personal data involved in the violation until the infringement is regularized; (vi) exclusion of the personal data involved in the violation; (vii) partial suspension of the database operation involved in the violation for up to six months, which can be extended for a further similar period, until the activity of the infringing company becomes compliant; (viii) suspension of the activities of personal data processing involved in the violation for up to six months, which can be extended for a further similar period; and (ix) partial or total prohibition of activities involving the processing of data. In addition to the administrative sanctions provided for in the LGPD, we can also be held responsible for the financial costs of any remediation or reparation efforts related to any compromised third parties.

In addition, other authorities in Brazil may apply the LGPD through administrative procedures or lawsuits. The Consumer Protection and Defense Program (PROCON) or the Public Prosecutor responsible for consumer rights, in addition to individuals and private or non-governmental associations, for example, may file complaints or file lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. Likewise, the data subjects of the personal data that are harmed may judge individual lawsuits requiring indemnities.

Any non-compliance with the LGPD can also negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares.

Failure to adequately protect us from cyber security risks can affect us materially and adversely.

We are exposed to failures, deficiency or inadequacy of our internal processes, systems and processes of our service providers, human error or misconduct, such as cyberattacks. While we have procedures and controls to protect our information technology systems and platforms, we are subject to cyber security risks that can affect us materially and adversely in the event of failures to adequately protect our assets and people or assets and staff members of our service providers.

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Like other large corporations, we are heavily dependent on innovations and technologies, which exposes us to internal and external events that can affect the availability of our information technology systems and infrastructure. These events can also occur in our service providers, who are part of our supply chain and have the potential to adversely affect our business and activities.

Risks that can directly or indirectly impact us or our service providers include, but are not limited to: penetration of information technology systems and platforms by malicious individuals; infiltration of malware such as computers with viruses into our systems; intentional or accidental contamination of our networks and systems or those of our service providers that we exchange data with, unauthorized access to confidential client data, and/or organization data, and cyberattacks that may cause service degradation and/or outage that can result in business losses.

Cyber security and its risks are addressed at the highest strategic level within our Organization. We consider the possibility of loss, theft or alteration of data processed and stored by us or our third-party service providers as an aggravating factor in our risk analysis. This is due to the potential exploitation of vulnerabilities and weaknesses in systems, devices, networks or other digital media in both our information technology environment and our service providers (i.e., ransomware).

Our Corporate Security Department performs a prior and periodical analysis in the control environment of third-party providers. Our contracts of relevant services regarding data processing and storage and cloud computing contain specific cyber security clauses for the protection of information, even after termination of the contract.

Brazilian regulatory agencies have also intensified regulation, including through LGPD, CVM Instruction No. 35/21, CMN Resolution No. 4,893/21 and BCB Resolution No. 85/21, enhancing controls, policies, and requirements regarding cloud services.

The LGPD imposes sanctions and fines in case of non-compliance with the terms and conditions of the law, however, any failure in the protection of personal information may impact, our operating and financial income, and reputation. While we have procedures and controls to protect our clients’ personal information, unauthorized disclosures or security breaches may lead us to legal actions and administrative sanctions, as well as damages that may materially and adversely affect our operating income, financial status, prospects and reputation. In addition, we may be required to communicate to regulatory authorities events related to cybersecurity issues, events where client information may be compromised, unauthorized access incidents, and other security breaches.

In 2024, we had no significant incident. In 2022 and 2023, we experienced two signifcant security incidents involving exclusively our subsidiary Banco Bradesco Financiamentos (BBF) and the Bradesco Securities, Inc. branch – New York. In both cases, measures were taken to resolve the incident and adequate communication was made to the affected people and competent authorities.

Although, any failures to adequately protect us against cyber security risks can affect us materially and adversely.

The Brazilian Supreme Court (STF) and the Superior Court of Justice (STJ) is currently deciding cases related to inflationary adjustments during periods of hyperinflation in Brazil, which may increase our costs and cause losses.

The STF, which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Bresser, Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. In September 2010, the STF determined the suspension of all lawsuits on appeal dealing with the Bresser and Verão plans and unblocked values of the Collor I Plan, excluding lawsuits in executive headquarters (arising from judgment of the court of last resort) and those that were in the investigative phase.

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The judgment of paradigm cases began in November 2013 but was interrupted without any pronouncement on the merits of the subject under discussion by their Ministers. According to the associations representing the savings account holders, banks misapplied the inflation adjustments when those economic plans were implemented, and should be required to indemnify the savings account holders for the non-adjustment of those amounts.

The STF decided that the ruling of common class actions proposed by associations, as a procedural representative, questioning inflationary readjustments only benefits consumers who: (i) were associated with the associations at the time of filing of the common class actions; and (ii) authorized the filing of the common class actions. This reduced the number of beneficiaries in common class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e. whoever suffered losses related to inflationary adjustments, regardless of the losses of savings beneficiaries being associated to the association that filed the class action).

In parallel, the STJ also analyzes class actions related to inflationary purges. In May 2014, the STJ decided that the starting date for counting default interest for compensating savings account holders must be the date of summons of the public civil action (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

In May 2015, the STJ decided that “In the individual execution of a ruling given in a citizen suit that recognizes the right of savers to inflationary purges arising from the Verão Plan (January 1989), there should be no inclusion of remuneratory interest in settlement calculations if there is no expressed conviction, without prejudice to, where appropriate, the interested party adjudicates individual execution proceedings”, potentially reducing the exposure of the Banks. However, in 2021, the STJ decided that “The beneficiary of inflationary purges can promote the individual fulfillment of a collective decision for the exclusive collection of remuneratory interest not included in a diverse citizen suit, also subject to individual execution by the same beneficiary”.

In December 2017, with the mediation of the Executive branch’s attorney (Advocacia Geral da União or AGU) and the intervention of the Central Bank of Brazil, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims, establishing a timeline and conditions for the savings account holders to accede to the agreements. The STF affirmed the agreement on March 1, 2018, with a deadline of 24 months for savers to join.

On March 11, 2020, the signatories to the Collective Bargaining Agreement agreed to an amendment extending the agreement for a further 60 months. The extension of the agreement was approved by the Plenary of the Court, on May 29, 2020, for a period of 30 months (renewable for another 30 months), as of March 12, 2020. A new amendment was made between the Parties of the Collective Agreement extending it for another 30 months and submitted to the STF for approval. In a session concluded on December 16, 2022, the extension of the Collective Agreement was approved for another 30 months. The adherence to the terms of the agreement is voluntary and can be performed by savers through a digital platform specially created for this purpose. Considering that this is a voluntary agreement, which does not oblige the savers to join, we cannot predict how many savers will join.

In December 2024, the STJ decided that: “(i) as long as it is expressly provided in the collective decision that determines the recomposition of the purged inflationary indexes, the final term of incidence of remuneratory interest on the portion of the savings account resulting from the recomposition of the purged index is the closing date of the account or that which ends up with a zero balance, whichever occurs first; (ii) the depositary bank is required to confirm these dates, under penalty of adopting as the final term the date of citation in the citizen suit that originated the fulfillment of the decision”. With this decision, it reduces any damage to financial institutions in the event of an unfavorable decision in execution.

Future STF decision regarding cases related to inflationary purges may increase our costs and cause losses. This may negatively affect our financial condition, the result of our operations and the market value of our shares.

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We may incur losses associated with counterparty risk exposures.

We are subject to the possibility that counterparts will not honor their contractual obligations regarding the settlement of transactions involving bilateral flows, including the negotiation of derivatives or repo operations. It is necessary to estimate the projected exposures of these bilateral flows so that it is possible to properly provision, because of the leverage nature of these operations. Such counterparts may become default due to bankruptcy, lack of liquidity, operational failure or for other reasons, at any time in the term of their operations.

Our risk management structure may not be fully effective.

Our objective is to fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify. However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject. If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and the expected results of operations.

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral provided, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. Our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant period, thereby potentially adversely affecting our financial condition and results of our operations.

We may incur losses due to impairments on goodwill from acquired businesses.

We record the value of goodwill in investment acquisitions, which represents the difference between the fair value of the consideration paid and the fair value of the acquired assets and assumed liabilities. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (Unidades Geradoras de Caixa or UGC) in respect of which goodwill is allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the value of the Cash-Generating Units to determine the presence of indicators of impairment of these assets. However, given the inherent uncertainty regarding cash flow projections, we cannot guarantee that impairment will not be recognized in the future, which could negatively impact our operating income, financial condition, and market value of our shares.

Financial institutions, such as us, may be subject to legal proceedings arising from certain actions by third parties related to anticorruption, money laundering and terrorism financing (AMLTF).

We are subject to Brazilian anti-corruption legislation and of prevention of money laundering and terrorist financing (AMLTF), and legislation with a similar focus of other countries where we have branches and operations, as well as other anti-corruption and AMLTF laws and transnational regulatory regimes. These laws require the adoption of integrity procedures to mitigate the risk that (i) anyone acting on our behalf may give undue advantage to the public agent to gain benefits of any nature; and (ii) or officers, employees, and third parties may use financial systems inappropriately for any actions related to AMLTF. Legislation of transnational scope, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as the Brazilian law, oblige us, among other things, to maintain policies and procedures aimed at preventing any illegal or improper activities related to AMLTF and corruption of governmental entities and officials in order to ensure any commercial advantage, and they require us to maintain accurate records and a system of internal controls to ensure the accuracy of our records and avoid illegal activities. Despite our efforts, we cannot guarantee that such measures will be sufficient to fully prevent or detect illegal or improper activities.

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If our policies and procedures to prevent bribery, AMLTF and other corrupt practices are not able to prevent voluntary or inadvertent actions by our executives, employees or third parties representing corruption, government regulatory agencies to which we are accountable have the power and authority to impose fines and other penalties.

Involvement in these actions, a risk inherent in the activities of financial institutions, may result in negative publicity for us, and any adverse decision in an administrative or judicial process may adversely affect our financial situation, operating income, and the market value of our shares and ADSs. In addition, the perception or allegation that we, our employees, our affiliates or other people or entities associated with us have engaged in any improper conduct, even if unfounded, may cause significant damage to the reputation and other adverse effects.

Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of issuers based in Brazil. Crises in other emerging market countries may diminish investor interest in securities of issuers based in Brazil, including ours, which could adversely affect the market price of our shares.

Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.

Events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. The economy plays a central role in market dynamics and, consequently, in the banking industry. We currently have domestic and international issues that can affect the levels of default and liquidity of institutions. For example, in view of the start of the Donald Trump administration in the USA, attention is focused on the government’s early actions as economic data suggests resilient inflation and maintaining interest rates for longer. In addition, statements by the new president about the occupation of territories, such as Canada, Greenland and Panama add new uncertainties to the already troubled geopolitical scenario. In Europe, signaling the beginning of the interest-cutting cycle, however, with a scenario of slowdown and political instability in the main countries of the bloc prevailing. In the national market, the deterioration of expectations in the main macroeconomic metrics, a fiscal crisis still at the center of concerns, with aggravating circumstance of the government entering the “2026 election” mode, which further decreases the likelihood of fiscal austerity measures and opens room for measures that further aggravate the public accounts. Any of these factors, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have a material adverse effect on our liquidity.

b)    its shareholders, especially the controlling shareholders

A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of 11 members, including four independent members; accordingly, the interests of non-independent members may conflict with those of our other investors.

As of December 31, 2024, the Fundação Bradesco held a total ownership stake of 31.63% in our company, comprising 8.63% of direct ownership and 23.00% of indirect ownership. Under the terms of Fundação Bradesco’s bylaws, members of our Board of Executive Officers that have been working with us for more than ten years serve as members of the Managing Board of Fundação Bradesco. The Managing Board has no other members.

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Our Board of Directors has 11 members, four of which are independent, in other words they are not associated with Fundação Bradesco, in accordance with the criteria included in Law No. 6,404/76, in the regulation issued by the CVM (Brazilian Corporate Law). Brazilian Corporate Law states that only individuals may be appointed to a company’s Board of Directors. In addition, Law No. 6,404/76 and CVM Resolution No. 80/22 require that we, as an open company, have independent advisors, whose number must correspond to at least 20% of the total number of directors. To exercise good corporate governance, our Board of Directors has four independent directors. Since the majority of members are not independent, the interests of our Board of Directors may not always be aligned with the interests of part of our other shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our Board members (excluding independent board members) are affiliated with the Fundação Bradesco, and decisions regarding our acquisition policy, divestments, financing, or other transactions may be made by the Fundação Bradesco and our Board of Directors that could be contrary to the interests of our other investors, including shareholders, and that may have a negative impact on the interests of our shareholders.

If we issue new shares or our shareholders sell shares in the future, the market price of your preferred share and common share may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares, preferred shares and common shares, by diluting their value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares and therefore the market price of our preferred shares and common shares, may decrease significantly.

Under Brazilian Corporate Law, holders of preferred shares have limited voting rights, accordingly, holders of preferred shares will have similar limitations on their ability to vote.

Under the Brazilian Corporate Law (Law No. 6,404/76, as amended, which we refer to as Brazilian Corporate Law) and our Bylaws, our preferred shareholders are not entitled to vote at our shareholders’ meetings, except in limited circumstances. As such, in contrast to common shareholders, preferred shareholders are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

c)    its subsidiaries and affiliated companies

Below we highlight the main risks that could affect the business of our main subsidiary, Grupo Bradesco Seguros, Previdência e Capitalização, which contributed almost 46% of our income.

Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and provisions of related insurance policies may have an adverse effect on us.

The results of our insurance operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and insurance claim liabilities and to price our insurance products. We seek to manage the insured risks, within our limits of liability and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, cancellations, conversion into pension income, administrative, operational, brokerage and claims expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks), changes in mortality and morbidity rates as a result of advances in medicine and increased longevity and pandemics such as the Covid-19 pandemic, which can have a systemic effect on the business (particularly insurance products), or related and economic effects (other insurance products), among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these insurance liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur in a short time period, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that incurred losses are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of our operations.

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d)    its managers

We may suffer losses due to employee misconduct.

Our business is exposed to risk from potential non-compliance with our policies, including our Code of Ethical Conduct, and related behaviors and employee misconduct such as fraud, negligence or non-financial misconduct, all of which could result in regulatory sanctions and/or reputational or financial harm. It is not always possible to deter employee misconduct, despite all the precautions we take to prevent and detect this activity. Employee misconduct could have a material adverse effect on our business, financial condition, operating income, prospects and reputation.

e)    to its suppliers

Eventual need to supply financial support for related entities, whether due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.

As a result of our relationship with companies that are not part of our group (Prudential Conglomerate) and our investment fund-related activities, we may have to provide financial support to these entities if they encounter financial difficulties, equity imbalances, reduction in financial income or insufficient net assets, among other situations. In addition, our reputation may be adversely affected as a result of any adverse situation that occurs in the entities in which we invest.

Due to the complexity of some of our services, we may be dependent on supplier/partner relationships or encounter difficulty in replacing some suppliers/partners. We are also subject to operational risks that are beyond our control and may impact negatively on our operations and make the delivery of products and services to our clients more difficult. Possible interruptions in the provision of our services and difficulties in substituting certain suppliers/partners or other issues beyond our control arising from third party companies may adversely affect our reputation, operating income, financial conditions, result of our operations and/or market value of our shares.

f)     to its clients

We consider a risk relating to “the clients” as a risk related to the “issuer”, as described in item “a” of this section, which reads as “We may face an increase in our level of delinquency in the payment of loans, to the measure that our loans and advance payment portfolio matures”.

g)    economic sectors in which the issuer operates

The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Investing in emerging market countries like Brazil brings economic risks. Economic volatility in Latin America and other emerging markets has been caused by many different factors, including high interest rates, changes in currency value, high inflation levels, exchange rate controls, wage and price controls, changes in economic or fiscal policies, imposition of trade barriers and internal security issues. Any of these factors can adversely affect the value of our shares.

Abrupt changes in monetary or fiscal policies, which are not justified by changes in the economic scenario, can generate uncertainties about economic policy, leading to the deterioration of expectations, increasing the volatility and negatively impacting the prices of domestic assets. In this sense, actions and signs of economic policy that are credible and transparent tend to maintain macroeconomic volatility at low levels.

Historically, the Brazilian’s political scenario has influenced the performance of the Brazilian economy and the political crises have affected the confidence of investors and the general public, which has resulted in a deceleration in the economy and greater volatility in the securities of Brazilian companies issued abroad, in the last years. Uncertainties about the economic policies, especially fiscal, can generate negative impacts on the prices of domestic assets, such as the depreciation of the currency, elevation of long rates of interest and stock exchange volatility. Furthermore, uncertainties regarding the economic policies that the Brazilian government may adopt can influence the market's perception of the risk of foreign investment in Brazil, which, in turn, can adversely affect the market value of our shares.

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In addition, legislative changes can have an adverse impact on our operations, performance, our business, financial situation and operating income.

Uncertainty regarding the economic and fiscal policies and the legal framework could harm the Brazilian economy and, consequently, our business, results of operations and financial condition.

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a reflection of the global crisis, the Brazilian real started to weaken in mid-2011, a trend which continued until mid-2016. After a brief period of stable exchange rates, the real was once again devalued against the U.S. dollar, which was intensified in 2020 and 2021 because of the increased global aversion to risk, due to the Covid-19 pandemic. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a decelerated growth. A weaker real also adversely impacts companies based in Brazil with debts in foreign currency and/or indexed in foreign debts.

In 2023, the real/US dollar exchange rate fluctuated around R$/US$5.25, and was further appreciated at the end of the year, reaching R$/US$4.84 in 2023. A strong trade balance and robust external accounts, as well as strong growth, contributed to this appreciation in 2023. However, in 2024, global movements to strengthen the dollar and the increase of uncertainties related to the sustainability of Brazilian public accounts resulted in the strong depreciation of the real, which ended the year quoted at R$/US$6.19. The change of the primary outcome target for 2025 and the growth of compulsory expenditure above the upper limit defined by the current fiscal framework brought doubts about the sustainability of public debt in the long term. In addition, the worsening of the current transaction deficit, a result of domestic demand that is on the rise, was another factor that contributed to the devaluation of around 27.9% of the real against the US dollar at the end of 2024.

If the Brazilian currency devalues or depreciates, we may incur losses on our liabilities denominated in, or indexed to, foreign currencies, such as our long-term debt denominated in U.S. dollars and loans in foreign currency, and can lead to gains on our monetary assets denominated in or indexed to foreign currencies, since liabilities and assets are converted into reais using the foreign currency rate on the date of the report. Consequently, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in or indexed to foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could significantly and adversely affect our financial income and the market value of our shares, even if the value of the monetary assets and liabilities has not changed in their currency of origin.

On the other hand, if the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and we may experience reductions in our monetary assets and liabilities denominated in or indexed to foreign currencies, as liabilities and assets are converted into reais. Therefore, if our monetary assets denominated or indexed to foreign currencies significantly exceed our liabilities denominated or indexed in foreign currencies, including any financial instruments entered into for hedge purposes, a large appreciation of the Brazilian currency could be materially and adversely affect our financial income, even if the value of monetary assets and liabilities has not changed in their original currency.

Changes in base interest rate by the Central Bank of Brazil may materially and/or adversely affect our margins and results of operations.

As a result of inflationary pressures and macroeconomic instability observed in the last years, the Brazilian government has historically adopted monetary policies that have resulted in interest rates in Brazil being among the highest in the world. The Central Bank of Brazil establishes the basic interest rates generally available to the Brazilian banking system (SELIC), based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. In recent years, there has been significant volatility in the Brazilian official basic interest rate, which ranged from 14.25% on December 31, 2015 to 2.00% on August 20, 2020. As of December 31, 2022, the SELIC rate was 13.75% and was then reduced to 11.75% in 2023. On December 11, 2024, the SELIC rate increased to 12.25%, on March 19, 2025, it was further increased to 14.25% and, on May 7, 2025, it was set at 14.75% where it remains until the date of this annual report.

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We have no control over the basic interest rates established by the Monetary Policy Committee (COPOM) of the Central Bank of Brazil or the frequency with which they are adjusted. Increases in the SELIC basic interest rate, can have an adverse effect on us, reducing the demand for our credit and increasing our fundraising costs, financial expenses related to the existing debt, and the risk of client default. Reductions in SELIC rate can also have an adverse effect on us, reducing the interest revenue we earn on our interest-bearing assets and thus reducing our revenues and margins.

The persistently high inflation can affect our revenues and our ability to access foreign financial markets.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation have had significant negative effects on the Brazilian economy and have contributed to increased economic uncertainty and increased volatility in the Brazilian securities markets, which may have an adverse effect on us.

The current economic policy in Brazil is based on a monetary regime in which the Central Bank of Brazil ensures that the actual inflation is in line with a pre-established target, publicly announced. However, inflation rates were above the upper limit in 2024, reaching 4.83%, compared to the guidance of 3.00% and a tolerance range of about 1.50%. Inflation rates were also above the guidance limit in 2023 and 2022, reaching 4.62% in 2023, compared to the guidance of 3.25% and 5.79% in 2022 compared to the guidance of 3.50%, as measured by the Extended National Consumer Price Index (IPCA).

Inflation and government measures to combat it, and if adopted again, may continue to have significant negative effects on the Brazilian economy, including greater volatility in the Brazilian securities market. In addition, measures to control inflation often lead to the maintenance of a restrictive monetary policy, with higher interest rates, restricting credit availability and limiting economic growth. On the other hand, the lack of a credible and responsible monetary policy can trigger increases in the rate of inflation and thus negatively affect the economic stability. In the event of an increase in inflation, we may not be able to adjust the prices we charge from our clients to offset the effects of inflation on our cost structure, which may adversely affect us and our operating income.

Inflation decompression throughout 2023 led the Central Bank of Brazil to gradually begin the SELIC rate reduction, which extended until May 8, 2024, when the SELIC rate was reduced to 10.50%. However, the resilience of the economic activity, the tight labor market and the increase of inflation expectations led the Central Bank of Brazil to start a new monetary tightening cycle on September 18, 2024. On December 31, 2024, the SELIC rate was 12.25% and on March 19, 2025, it was further increased, reaching 14.25%.

These effects of persistent high inflation and policies to contain it may affect our costs and net interest income. If investor confidence lags, the price of our shares may fall. Inflationary pressures may also affect our ability to access foreign financial markets as counter-inflationary public policies may have an adverse effect on our business, financial condition, operating income and the market price of our shares.

h)	regulation of sectors in which the issuer operates

The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•	minimum capital requirements;
•	compulsory deposit requirements;
•	investment limitations in fixed assets;
•	lending limits and other credit restrictions;
•	earmarked loan operations, such as housing loans and rural loans;
•	accounting and statistical requirements concerning our operations;
•	management of miscellaneous risks, including social, environmental and climate-related risks;
•	mandatory provisioning policies for regulatory reporting purposes;
•	limits and other restrictions on rates; and
•	limits on the amount of interest that banks can charge and the period for which they can capitalize on interest.

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The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. Regulations issued by the Central Bank of Brazil are not subject to a legislative process. The regulations issued by the Central Bank of Brazil do not go through the legislative process, so they can be enacted and implemented in a very short period of time, which could impact our operations. In addition, any changes in loan availability may affect us negatively.

Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank of Brazil has periodically changed the level of compulsory deposits that financial institutions in Brazil, including us, are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•	a portion of our compulsory deposits with the Central Bank of Brazil do not bear interest; and
•	while another portion is paid at the SELIC rate or rate of remuneration of the savings account.

Our compulsory reserves for demand deposits, savings deposits, time deposits, and additional compulsory reserves amounted to R$109.8 billion on December 31, 2024. The compulsory reserve requirement has been utilized by the Central Bank of Brazil as a means to control liquidity as part of monetary policy in the past, and we have no control over these impositions. Any increase in the compulsory reserve requirements may diminish our ability to extend loans and engage in other investments, consequently having a negative impact on our financial condition and results of operations.

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Changes in taxes and other fiscal assessments may adversely affect us.

The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our clients are subject. Such reforms include changes in the tax rates and, occasionally, the enactment of temporary taxes, the proceeds of which are earmarked for specific designated governmental purposes. The effects of these changes and any other changes that result from the enactment of tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business.

In times of constantly changing fiscal trends, with increased public spending and public debt increasing as a proportion of GDP, interest rates may rise at a pace higher than expected, hampering loan expansion and increasing volatility. Moreover, the risk of changes in taxes and fiscal assessments may materialize as the government may target taxation towards certain sectors, such as the financial markets, with negative impacts on the results and investments of businesses operating in the segment.

In February 2023, the Brazilian Supreme Court (STF) issued a decision recognizing that final judgments regarding a specific taxpayer cannot prevail over subsequent decisions issued by the STF that apply to all taxpayers. The aforementioned decision does not have any impact on us.

On December 20, 2023, Constitutional Amendment No. 132/23 was published, which brought the Tax Reform directive in Brazil. The Constitutional Amendment reorganizes the taxation on consumption in Brazil, having as main milestone the replacement of five current taxes (PIS, COFINS, ICMS, ISS and IPI) by a Value Added Tax (VAT), divided into two VAT-Dual): (i) the Contribution on Goods and Services (CBS), which will be allocated to the Government, and (ii) the Goods and Services Tax (IBS), which will be distributed to the States, Municipalities and Federal District. It is foreseen in the Constitutional Amendment that in relation to the Revenue of Financial Intermediation, the calculation bases and rates should be defined in order to maintain the current tax burden applied to loan operations (Spread - PIS and COFINS) by the end of the fifth year of enforcement of the regime (without increase or decrease in the sector’s collection).

We cannot estimate the impacts that the implementation of the Tax Reform will have on our operations. In this sense, although taxation on consumption has undergone significant changes, which may result in a possible increase in the tax burden, there is no way of predicting the impacts on the gross margin of the company.

We cannot guarantee that the Brazilian government will implement a new tax reform, a change in applicable laws and regulations, or maintain or renew any incentives in a way that is favorable to us. In the event of these changes, directly or indirectly, increasing the tax burden due by the group, our gross margin may decrease resulting in a negative impact on business and operating income.

We highlight that the taxation of dividend distribution and the extinction of interest deductibility on equity are the subject of discussion and may be the subject of the reform of income taxation, which will still be presented by the Government.

Changes in tax-related laws and regulations, and interpretations can affect tax charges by raising tax and tax rates, creating taxes, limiting tax deductions, and eliminating tax-based incentives and untaxed income. In addition, tax authorities or courts can interpret tax regulations differently to our interpretation, which could result in tax disputes, associated costs and penalties.

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The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, promulgated in 1988, established a ceiling of 12.0% p.a. on interest rates on bank loans (remuneratory). However, this rate was never implemented, because it depended on a regulation by the National Monetary Council (CMN), which was not edited.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was promulgated and revoked all sub-items and paragraphs of Article 192 of the Brazilian Constitution, in particular paragraph 3 of article 192, which specifically addressed this topic. The understanding that this ceiling was not yet in force was confirmed even by Binding Summary No. 7, a final binding decision promulgated in 2008 by the STF, according to the prior understanding of the court on this matter. Since 1988, several attempts have been made to regulate loan interest, mainly those related to banks, but no alternative has been implemented by the Congress and/or confirmed by Brazilian higher courts.

The majority of our revenues, expenses, assets, and liabilities are directly linked to interest rates. Therefore, the imposition of a limitation or cap on loan interest rates can significantly and adversely affect our operating income and financial condition, our loan portfolios, our cost of funding, and our loan-related revenue, but there are no indications that the bills in process can be effectively approved by the Congress, and they lack technical grounds.

As for civil obligations, monetary corrections and interest in obligations, on March 1, 2023, the Superior Court of Justice (STJ), Brazil’s highest court for matters related to federal law, began to judge a case discussing the possibility of applying the SELIC rate to adjust debts of a civil nature (such as lawsuits related to indemnities). On August 21, 2024, STJ’s Special Court concluded the trial and decided that the SELIC rate should be applied to adjust civil obligations (decision still subject to appeal).

In addition to the decision of the STJ, on July 1, 2024, Law No. 14,905, of June 28, 2024 (“Law No. 14,905/24”), which amended several important provisions of the Civil Code and established that, if there is no interest rate agreed between the parties or provided for in a specific law, the following shall apply: (i) the monetary adjustment will be applied considering the variation of the IPCA index, calculated and published by the Brazilian Institute of Geography and Statistics (“IBGE”), or the index that replaces it, as applicable; and (ii) the legal interest will be applied considering the SELIC reference rate minus the index considered for monetary adjustment (i.e. SELIC - IPCA), provided that CMN Resolution No. 5,171/24, of August 29, 2024 is observed, as to the methodology of calculation of the legal rate and its application. If the calculation in item “(ii)” is negative, no interest will be applied. However, such a legal provision does not apply to banking transactions, as a result of the fact that there is always an express agreement of interest rates.

i)	foreign countries where the issuer operates

The risks to which our offices abroad are exposed are not characterized as relevant insofar as they generate significant impacts that could influence our decision of investment.

There is a proviso that the operations of our Offices Abroad are supported by policies, standards and procedures issued by the Organization.

j)	social issues

Loan operations, part of our group of clients, can impact social issues such as the use of slave-like labor, child labor or forced labor, impacts on traditional lands and people and occupational health and safety, among other points, which are liable to credit limitation, termination of contracts and limitation of opening new contracts.

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k)	environmental issues

We provide financing of projects carried out by clients which can result in negative socio-environmental impacts that, in turn, can negatively affect our operating income and reputation.

We promote loan and financing operations, acting in several sectors, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a client, in the development of their projects, causes environmental impacts, such as the contamination of soil and water pollution above the legally acceptable limit and/or environmental disasters, it has a direct obligation to repair the damage caused. Consequently, depending on the magnitude of the socioenvironmental impact, the client can have their economic-financial structure compromised, which could adversely affect our financial status, the result of the operations and the market value of our shares.

l)	climate issues, including physical and transition risks

Climate change can have adverse effects on our business.

Climate risks can be assessed on two fronts: physical risks and transition risks. Both can impact our business strategies and product frameworks, leading them to incorporate financial costs arising from physical climate risks and risks arising from the transition to a low-carbon economy. We may face significant adverse impacts on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and compliance levels.

Physical risks are related to changes in the pattern of climate behavior generated by global warming, bringing risks related to greater exposure to extreme weather events such as major droughts, flash floods, or strong winds. This type of risk can directly impact the asset part of the lease, directly damaging the object of the contract, or may impact other assets of the client and cause increased default and reduced credit quality. In addition, our facilities may also suffer physical damage due to weather events that may represent an increase in our costs.

The transition risks are anchored on regulatory and market-related aspects. The country is regulating its carbon market, which can bring financial impacts to users of the product or even change of products due to its characteristics related to greenhouse gas emissions. In parallel, there may be a change in the pattern of behavior of the market, repercussion in rating and share evaluations of the bank and of the clients and market rates.

m)	other issues not covered in the previous items:

As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition, and operating income may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations may be adopted, or existing standards, notably those related to data protection and copyright, may be interpreted in new ways that affect the operation of our platform and the way we use artificial intelligence and machine learning technology, including in relation to loan granting, given legislative discussions on the right to contestability, explainability, and review of decisions obtained through the use of artificial intelligence systems, which may expose our credit model, and could negatively affect our business. Additionally, the cost of complying with such laws or regulations may be significant and increase our operating expenses, which may adversely affect our business, financial condition, and operating income.

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4.2 – Indicate the five (5) main risk factors, among those listed in field 4.1, regardless of the category in which they are inserted

1.	The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

2.	Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

3.	Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.

4.	Changes in base interest rate by the Central Bank of Brazil may materially and/or adversely affect our margins and results of operations.

5.	The persistently high inflation can affect our revenues and our ability to access foreign financial markets.

4.3 – Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to exchange rate risks and interest rates

The Organization monitors and controls the possibility of financial losses due to fluctuating prices and interest rates of the financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes. Considering the dynamics of this type of risk and the characteristics of each investment portfolio, various limits of risks and results were established.

The proposals for risk limits are validated in specific Committees, supported by the Integrated Risk Management and Capital Allocation Committee, and submitted for approval by the Board of Directors, according to the characteristics of the business, which are segregated into the following portfolios:

•	Trading Portfolio: comprised by every operation that is carried out with financial instruments, including derivatives, held with trading intent or to hedge other instruments in the portfolio itself, and which are not subject to the limitation of their negotiability. Operations held with trading intent are those intended for resale, attainment of benefits from effective or expected price variation, or for arbitration; and
•	Banking Portfolio: comprised by operations that are not classified in the Trading Portfolio from the other business of the Organization and their respective hedges.

Market Risk Measurement Models

The measurement and control of market risk are made through the methodologies of Stress, Value at Risk (VaR), and Sensitivity Analysis, in addition to the Results Management and Financial Exposure limits. The use of several methodologies for risk measurement and assessment is important, because they are always complementary and their combined use allows you to capture various scenarios and situations.

Trading and Regulatory Portfolio

The risks of the Trading Portfolio are mainly controlled by Stress and VaR. In the case of Stress, which aims to quantify the negative impact of shocks and extreme economic events that are financially unfavorable to the positions of the Organization, the analysis uses stress scenarios that are prepared by the area of Market Risk and Economic Area of the Organization from historical and prospective data for the risk factors in which the Organization is positioned.

For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99% confidence level, and the applied horizon takes into account the number of days taken to undo any existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). Additionally, for the measurement of all risk factors of the options portfolio, the models of historic simulation and the Delta-Gamma-Vega are applied, whereby the most conservative between the two prevails. For the calculation of the volatilities, correlations and historical returns, a window of at least 252 working days was adopted.

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For regulatory purposes, the need for capital, relating to Banking Portfolio shares, is realized through the evaluation of credit risk, as determined by the Central Bank of Brazil, i.e., they are not included in the calculation of market risk.

Interest Rate Risk in the Banking Portfolio

The measurement and control of the interest rate risk of the Banking Portfolio are mainly made from the Economic Value of Equity (EVE) and Net Interest Income (NII) variation methodologies, which measures the economic impact on the positions and the impact in the Organization’s income respectively, according to the scenarios drawn up by the Economic area of the Organization. These scenarios seek to determine positive and negative movements that may occur in the curves of interest rates and, consequently, affect the applications and funding of the Organization.

The EVE methodology consists of re-pricing the portfolio, subject to a variation in interest rates and taking into consideration any increases or decreases in the rates used for the calculation of the present value and the total duration of assets and liabilities. Therefore, the economic value of the portfolio is calculated with both the market interest rates on the date of the analysis and with the scenarios designed. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Net Interest Income, the methodology intends to calculate the Organization’s variation in the net revenue interest (gross margin) due to eventual variations in the interest rate level through the same scenarios mentioned above, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the clients are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined study for the verification of historical behaviors, are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Evolution of Risk Exposure

In this section, we present the evolution of the VaR that is calculated by the internal model, Stress Analysis and Sensitivity Analysis.

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VaR Internal Model – Trading Portfolio

The Trading Portfolio VaR for the 1-day horizon and net of tax effects of 2024 was higher than it was at the end of 2023, mainly due to the increase of the exposure in Others.
The “Other” risk factor includes investment funds, commodities, non-linear instruments and the negative goodwill of the public security (LFT).

VaR Internal Model – Regulatory Portfolio

Since January 2013, Bradesco has used its internal market risk models, which were used for their management, in the calculation of the regulatory capital requirement(1) for every risk factor and for all of the Organization’s business. For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99% confidence level, and the applied horizon takes into account the number of days taken to undo any existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). It is important to highlight that to measure all of the options portfolio’s risk factors, the risk models of historical simulation and the Delta-Gamma-Vega are applied, whereby the most conservative of the two prevails, which is the risk of options added to the VaR of the Portfolio. It is important to note that the value at risk is extrapolated for the regulatory horizon(2) (the highest between ten days and the horizon of the portfolio) based on the time root method. The values of VaR and Stressed VaR demonstrated below are for the horizon of ten days and are net of tax effects.

(1) In order to calculate the share of the Market Risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, according to Circulars No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil; and (2) The maximum between the maintenance period (holding period) of the portfolio and 10 days, which is the regulatory minimum horizon required by the Central Bank of Brazil, is adopted.

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For the purposes of the calculation of the regulatory capital requirement, in accordance with the internal model, one must take into consideration the rules described in Circular Letters No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil (Bacen), such as the use of VaR and Stressed VaR without tax purposes, of the average of the last 60 days and the multiplier.

Stress Analysis – Trading Portfolio

The Organization evaluates, also daily, the possible impact on positions in stress scenarios to a horizon of 20 working days, with a limit set in the governance process. Thus, considering the effect of diversification between the risk factors and the net amounts of tax effects, the possibility of an estimated average loss in stress outcomes would be R$238 million in 2024 (2023 – R$191 million), where the estimated maximum loss would be R$474 million (2023 – R$319 million).

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Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of market shifts and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations, held in the Banking Portfolio, is financed by demand and/or savings deposits, which are “natural hedges” for any future variations in interest rates and, moreover, interest rate variations do not represent a material impact on the institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that the results show the current impact for each scenario on a static portfolio position. However, the market is highly dynamic, which currently results in continuous changes in these positions but does not necessarily reflect the position shown here. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions, in order to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

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The sensitivity analysis of the financial exposures (Trading and Banking Portfolios) of the Organization were carried out, based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

▪	Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and a 1.0% variation on prices. For example: for a Real/U.S. dollar exchange rate of R$6.19 a scenario of R$6.25 was used, while for a 1-year fixed interest rate of 15.42%, a 15.43% scenario was applied;
▪	Scenario 2: 25.0% of stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$6.19 a scenario of R$7.74 was used, while for a 1-year fixed interest rate of 15.42%, a 19.27% scenario was applied. The scenarios for other risk factors also accounted for 25.0% of stresses in the respective curves or prices; and
▪	Scenario 3: 50.0% of stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$6.19 a scenario of R$9.29 was used, while for a 1-year fixed interest rate of 15.42%, a 23.12% scenario was applied. The scenarios for other risk factors also account for 50.0% of stresses in the respective curves or prices.

4.4 – Judicial, administrative or arbitral proceedings in which the issuer or its subsidiaries are a part of, discriminating between labor, tax, civil, environmental and others

The Organization is party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

In our relevance analysis of the lawsuits, which considers: (i) the opinion of the legal advisors; (ii) the nature of the shares; (iii) the similarity with previous lawsuits; (iv) the complexity; and (v) the opinion of courts (whenever the loss is assessed as probable), we did not identify relevant lawsuits that could have an influence on the investment decision. In addition, the Management understands that the provision constituted is sufficient to meet the losses that result from the respective lawsuits.

Although we do not have relevant lawsuits, according to the criteria mentioned above, we have listed below the processes that have values, assets or rights involved, above the materiality of R$746 million, which represents 0.5% of the Reference Equity of the issuer (R$149,109 million). It is important to note that possible differences found between the proceedings disclosed below and the values disclosed in the Notes refer to proceedings that, individually, have lower materiality than that which we consider relevant.

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Judicial Proceeding:	16327.720937/2019-71
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals - CARF
c. date brought	October 4, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$5,558,726,814.20
f. principal facts	Administrative Proceeding: Notification of the IRPJ and CSLL, in the fiscal years 2014 and 2015, under the heading funding expenses with interbank deposits, whose resources were capitalized in BERJ in 2012, considered as non-essential by the audit inspection.
The DRJ filed a partial motion to deny, restoring the tax loss and negative base of the CSLL consumed in previous entries already canceled by the CARF, and the negative base of the CSLL of 2015. There was a mandatory review and filing of voluntary appeals.
Trial converted into due diligence for the unit of origin to review the documents submitted in relation to the subsidiary petition for the deduction of income tax (IRF) values incident on the results of the Cayman and New York subsidiaries in 2012 to 2015, as well as to the credit of IRF withheld by foreign companies because of the services provided to them.
g. summary of on the merits decisions given	Partial provision of the motion to deny by the DRJ and trial converted into diligence by the CARF.
h. proceeding status	Awaiting end of the Trial in the CARF.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law and involved.
In the case of an eventual loss in the judicial proceedings, the value involved will have to be paid, with an impact on the income for the fiscal year.

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Judicial Proceeding:	Tax Execution No. 0006016-63.2015.4.03.6130
a. court	Federal
b. jurisdiction	Federal Justice
c. date brought	September 4, 2015
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$5,112,540,934.52
f. principal facts

Judicial Proceeding: Tax execution No. 0006016-63.2015.4.03.6130, of collection of values monitored in Administrative Procedure No. 16327.000190/2011-83 - Disallowance of compensations of the COFINS resulting from the success in ordinary action No. 2006.61.00.003422-0 (enlargement of the basis of calculation - Law No. 9,718/98), whose authorization was deferred by the RFB in 2011, after the judgment of the court action, but the compensation made also in 2011 was rejected.

After the favorable judgment obtained in the ordinary action, on June 30, 2011 the company filed a petition to authorize the credit, whose request was accepted on August 22, 2011. Thus, the company began to use the credit recognized by the Brazil’s Federal Revenue, however on December 14, 2011 the company was notified of the court order ruling that, wrongly, it had rejected the compensations performed.
Once the discussion was exhausted in the administrative sphere, the noncompliance with the "res judicata" is being discussed in the proceedings of ordinary action No. 2006.61.00.003422-0 and bill of review No. 0014403-27.2015.4.03.0000.
The tax credit is secured by bail in the amount corresponding to the full amount of the debt, offered in the court records of tax liability no. 0006016-63.2015.4.03.6130.

g. summary of on the merits decisions given	Unfavorable decision in the administrative sphere. The discussion continues in the judicial sphere.
h. proceeding status	The outcome of the Embargoes to the No. Tax Enforcement 0007715-89.2015.4.03.6130, as well as the reappraisal of bill of review No. 0014403-27.2015.4.03.0000 by the TRF, as determined by the STJ.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceeding:	16327.720939/2019-60
a. court	Administrative
b. jurisdiction	Higher Court - Superior Chamber of Tax Appeals - CSRF
c. date brought	October 4, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A (successor of Banco Bradesco Cartões S.A.)
e. sums, goods or rights involved	R$5,109,303,090.05
f. principal facts	Administrative Proceeding: Notification of the IRPJ and CSLL, in the fiscal years of 2014 and 2015, under the heading funding expenses with interbank deposits, whose resources were capitalized in BERJ in 2012, considered as non-essential by the audit inspection.
The DRJ filed a partial motion to deny, determining the appropriation of the sum of R$246,613.56 of the negative balance of the IRPJ of 2015, reducing the value of the notification. There was no mandatory review. The Voluntary Appeal was denied by a quality vote. Awaiting trial of the Special Appeal.
g. summary of on the merits decisions given	Challenge deferred in part by the DRJ. The Voluntary Appeal was denied by a quality vote. Awaiting trial of the Special Appeal.
h. proceeding status	Awaiting trial of the Voluntary Appeal by the CARF.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.

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Judicial Proceeding:	Rescissory Action No. 00244786220144030000
a. court	Federal
b. jurisdiction	TRF3
c. date brought	September 26, 2014
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: BANCO BRADESCO FINANCIAMENTOS S.A.
e. sums, goods or rights involved	R$3,532,425,784.83
f. principal facts

This is an Rescissory Action proposed by the Government to terminate the judgment given in Bill of Review No. 0041744-38.2009.4.03.0000, requiring its effectiveness to be suspended until the final judgment of this lawsuit.

This lawsuit is due to the final and binding judgment that granted the security sought in the proceedings of Writ of Mandamus No. 1999.61.00.009282-1 and the request for withdrawal of judicial deposits by BBF (COFINS financial revenue).

TRF3 judged by the provenance of the action for annulment, determining the termination of the judgment given in the proceedings of Bill of Review No. 0041744-38.2009.4.03.0000. The opposing motion for clarification later in the face of the judgment was partially provided only to clarify that the judgment does not apply to Jaime Pinheiro Participações S.A., leaving the remaining maintained as the judgment originally given. RESP and RE filed.

Suspension of the enforceability maintained as a result of the judicial deposit made in the proceedings of Writ of Mandamus No. 0009282-13.1999.4.03.6100.

g. summary of on the merits decisions given	Unfavorable decisions given. RESP and RE filed by the company.
h. proceeding status	Blockage of the process until final decision on the topic 372/STF.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceedings, the values should be paid upon the conversion of the judicial deposit into income of the Federal Government, affecting the income.

Judicial Proceeding:	0021377-79.2016.4.03.6100 (16327.720430/2012-41)
a. court	Federal
b. jurisdiction	9th Court - Federal Justice/SP
c. date brought	April 13, 2012
d. parties to the proceeding	Plaintiff: Quixaba Empreendimentos e Participações Ltda. (successor of Ferrara Participações Ltda.) Defendant: Federal Government (Brazil’s Federal Revenue)
e. sums, goods or rights involved	R$2,871,796,755.93
f. principal facts	Judicial Proceeding: Action for annulment for the cancellation of the collection of the controlled values in Administrative Proceeding No. 16327.720430/2012-41 with the registry of the IRPJ and CSLL regarding the taxation of the supposed capital gain on the disposal of investment.
After trial in the CARF, discussions are underway in the administrative sphere only regarding the recovery of interest on the fine, object of special appeal, which is awaiting trial from the High Court of Appeals for Fiscal Matters - CSRF.
As to the discussion on the amortization of the goodwill paid on the acquisition of investment, Action of Annulment No. 0021377-79.2016.4.03.6100 was filed, and is awaiting expert evidence.
The chargeability of the tax credit is suspended by the administrative appeal partly by the Early Tutelage obtained in the Bill of Review No. 0018549-77.2016.4.03.0000.
g. summary of on the merits decisions given	Emergency Protection rejected. Awaiting production of expert.
h. proceeding status	Awaiting realization of expert evidence.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

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Table of Contents	4. Risk factors

Judicial Proceeding:	Administrative Proceeding No. 16327.720842/2020-91
a. court	Administrative
b. jurisdiction	CSRF
c. date brought	July 21, 2020
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$2,146,962,379.98
f. principal facts	Notification of IRRF, July 2016, in the quality of tax-responsible person, about alleged difference in the capital gain earned on the sale of the operations from HSBC to Bradesco. HSBC (London) calculated the capital gain on the basis of the cost of the investment in foreign currency registered in the BACEN. In the understanding of the tax office the gain should have been determined on the basis of the original cost in Brazilian real.
The DRJ dismissed the challenge and filed a voluntary appeal on January 11, 2021. The appeal was not granted, and a Special Appeal was filed.
g. summary of on the merits decisions given	DRJ denied the challenge. Voluntary Appeal of the company was rejected. Special Appeal filed by the company.
h. proceeding status	Awaiting trial of the Special Appeal.
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceedings in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.

Judicial Proceeding:	Administrative Proceeding No. 16327.720737/2022-13
a. court	Administrative
b. jurisdiction	First Instance - Federal Revenue Service Office Judgment - DRJ
c. date brought	December 28, 2022
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$1,787,590,333.05
f. principal facts	Notice of infraction filed against Banco Bradesco for requirement of IRPJ and CSLL on the amounts deducted as Loan Loss Provision in 2017.
A challenge has been presented, which is pending trial in the DRJ. The amount involved has the enforceability suspended.
g. summary of on the merits decisions given	They have not yet had decisions.
h. proceeding status	Awaiting trial from DRJ.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceedings in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the foundations of fact and law involved.
In the case of an eventual loss in the judicial proceedings, the value involved will have to be paid, with an impact on the income for the fiscal year.

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Table of Contents	4. Risk factors

Judicial Proceeding:	Writ of Mandamus No. 2006.61.00.027475-9
a. court	Federal
b. jurisdiction	TRF 3rd Region – 3rd Panel
c. date brought	December 14, 2006
d. parties to the proceeding	Plaintiff: Banco IBI S.A. - Banco Múltiplo (currently known as Banco Bradescard S.A.) Defendant: Special Representative of the Financial Institutions in São Paulo
e. sums, goods or rights involved	R$1,658,277,312.51
f. principal facts

Judicial Proceeding, in which a plea was made since January 2007: (i) to recognize and declare the non-enforceability of the COFINS and of the contribution to the PIS, in the modality required by Law No. 9,718/98, preventing it, because its incidence on income earned its inconsistent with the concept of turnover (production of sales of merchandise and of services provided); (ii) to recognize and declare the non-enforceability of the COFINS levied at 3%, maintaining the levy at 2%; and (iii) to recognize the existence of amount unduly collected as PIS (basis of calculation) and as COFINS (basis of calculation and levy) and the consequent credit rights, and authorize the compensation of the values in reference against the installments due of taxes and contributions managed by the Brazil's Federal Revenue Department.

The discussion is restricted to the triggering events until December 2014.

On March 23, 2007 a partial injunction was obtained, moving away from only the requirement of the collection of the PIS and COFINS on the basis of calculation as determined by Law No. 9,718/98.

On November 23, 2007 the sentence was given as unfounded, re-establishing the Injunction following the favorable decision obtained through a bill of review.

On January 21, 2011 judgment was given as partially favorable, declaring as unconstitutional the incidence of the PIS and COFINS of Law No. 9,718/98 for other income that is not of turnover.

The company filed special and extraordinary appeals with the STJ and STF, which are awaiting na examination of admissibility and are suspended until the trial of RE (Extraordinary Appeal) No. 609,096 (General Repercussion).

The amounts discussed are fully deposited.

g. summary of on the merits decisions given	Judgment was given as partially favorable. Awaiting trial of Resp and RE.
h. proceeding status	Stay of proceedings due to General Repercussion in the STF (Supreme Court).
i. chance of loss (probable, possible or remote)	Probable.
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be paid by converting the realized judicial deposit amount into income to the Federal Government.

Judicial Proceeding:	Administrative Proceeding No. 6231
a. court	Federal
b. jurisdiction	Original Prosecution - Superior Court of Justice - STJ
c. date brought	February 6, 2020
d. parties to the proceeding	Plaintiff: MPF Defendant: BRADESCO-KIRTON CORRETORA DE TÍT. E VAL. MOB. S.A.
e. sums, goods or rights involved	R$1,623,220,163.11
f. principal facts	Rescission Action filed by the Federal Attorney General’s Office in the face of Banco Losango and Bradesco-Kirton CC, in order to terminate a decision issued by the STJ in the claims of ARESP No. 833948 (origin Popular Action No. 0010707-87.2004.403.6104 - final judgment favorable to the company on March 18, 2016), given that the Superior Court did not admit MPF’s RESP on the allegation of lack of payment of costs.
g. summary of on the merits decisions given	In judgment of merit, the Lawsuit was rejected. At the moment, the discussion only continues as to the conviction fees of the Federal Attorney General’s Office.
h. proceeding status	Awaiting trial of the appeal regarding the discussion of attorney fees borne by the defeated party.
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If the proceeding is lost, the provisioned amounts should be paid, with an impact on the income.

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Table of Contents	4. Risk factors

Judicial Proceeding:	16327.720390/2018-22
a. court	Administrative
b. jurisdiction	Second instance - Administrative Council for Tax Appeals - CARF
c. date brought	June 4, 2018
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A. (successor of Banco Bradesco Cartões S.A.)
e. sums, goods or rights involved	R$1,594,812,709.44
f. principal facts	Notification of IRPJ and CSLL, calendar year 2013, related to the disallowance of expenses from funds raised with interfinancial deposits, whose resources have been capitalized on BERJ in 2013, considered as unnecessary by supervision.
DRJ ruled and partially upheld the appeal. The Inland Revenue has filed a mandatory review to the company with the appellee’s brief of the part retained. The CARF converted the trial into diligence.
The CARF, (i) by the vote of quality, denied the voluntary appeal; (ii) by unanimity of votes, not acknowledging the mandatory review and (iii) by unanimous votes, did not acknowledge the appeal regarding item IV of our defense, because of the request for withdrawal made.
The chargeability of the tax credit is suspended by the appeals presented that are pending trial in the CARF.
g. summary of on the merits decisions given	DRJ ruled and partially upheld the appeal. The CARF, by the vote of quality (i) denied the voluntary appeal; (ii) by unanimous votes not acknowledging the mandatory review and (iii) by unanimous votes did not acknowledge the appeal regarding item IV of our defense, because of the request for withdrawal made. There was an opposing Motion for Clarification by the Company.
h. proceeding status	Awaiting trial of the Motion for Clarification by CARF.
i. chance of loss (probable, possible or remote)	R$1,571,044,317.81 - Possible R$23,768,391.63 - Remote R$1,594,812,709.44 - Total
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceedings in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the foundations of fact and law involved.

Judicial Proceeding:	Administrative Proceeding No. 17459.720001/2023-93
a. court	Administrative
b. jurisdiction	Second Instance – CARF
c. date brought	January 9, 2023
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: BEM DISTRIBUIDORA DE TÍT. E VAL. MOBILIÁRIOS LTDA (Lions Trust)
e. sums, goods or rights involved	R$1,367,868,302.22
f. principal facts	Tax assessment drafted for the requirement of Income Tax Withheld at Source (“IR/Fonte”), for the calendar year of 2018, combined with a fine of trade and interest of arrears, in the total amount of R$1,151,543,271.51.
The DRJ judged as valid the company’s motion to deny and determined the full cancellation of the infringement. Awaiting trial of the Mandatory Review.
g. summary of on the merits decisions given	The DRJ judged as valid the company’s motion to deny and determined the full cancellation of the infringement.
h. proceeding status	Awaiting trial of the Mandatory Review by the CARF.
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceedings in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the foundations of fact and law involved.

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Table of Contents	4. Risk factors

Judicial Proceeding:	10903.720005/2019-51
a. court	Administrative
b. jurisdiction	Third Instance – Administrative Council of Tax Appeals - CSRF
c. date brought	May 2, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Kirton Bank S.A.
e. sums, goods or rights involved	R$1,086,896,377.57
f. principal facts	Administrative Proceeding: Notification of IRPJ and CSLL, period from 2014 to 2016, as a supposed disguised distribution of profit, through hedge operations carried out through an investment fund abroad.
The DRJ dismissed the challenge and a voluntary appeal was filed on. The appeal was rejected, and a Special Appeal was filed, but was not admitted. Appeal filed by the company.
g. summary of on the merits decisions given	DRJ denied the challenge and voluntary appeal. Thus, a Special Appeal was filed, which awaits examination of admissibility.
h. proceeding status	Waiting for RESP analysis
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.

Judicial Proceeding:	Administrative Proceeding No. 17459-720.049/2023-00
a. court	Administrative
b. jurisdiction	Second Instance – CARF
c. date brought	November 10, 2023
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Bem Distribuidora de Títulos e Valores Mobiliários Ltda. (Lions Trust)
e. sums, goods or rights involved	R$1,238,179,101.13
f. principal facts	Tax assessment drafted for the requirement of Income Tax Withheld at Source (“IR/Fonte”), for the calendar year of 2019, combined with a fine of trade and interest of arrears, in the total amount of R$1,173,909,695.37.
Motion to deny presented on behalf of BEM DTVM and the Lions Trust.
g. summary of on the merits decisions given	Decision of First Instance in favor of the company. The process goes to second instance for Mandatory Review analysis.
h. proceeding status	Awaiting trial of the Mandatory Review.
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.

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Table of Contents	4. Risk factors

Judicial Proceeding:	Writ of Mandamus No. 1017029-36.2018.4.01.3400
a. court	Administrative
b. jurisdiction	13th Civil Court
c. date brought	November 30, 2011
d. parties to the proceeding	Plaintiff: Tempo Serviços S.A. Defendant: Federal Government (Brazil’s Federal Revenue)
e. sums, goods or rights involved	R$1,213,091,547.60
f. principal facts

Judicial Proceeding: injunction pleading a new outcome for the judgment of special appeal filed in Administrative Proceeding No. 10970.720351/2011-88 with the registry of the IRPJ and CSLL regarding the disallowance of the amortization expense of the goodwill paid in the acquisition of investment, whereby the vote of quality by the President of the 1st Class of the Higher Chamber of Fiscal Resources – CSRF was not computed.
Having obtained a favorable judgment recognizing the invalidity of the vote of quality, declaring the trial delivered by the Higher Chamber of the CARF to be null and void, determining the return of the Administrative Proceeding No. 10970.720351/2011-88 to the CARF for re-trial, without using the quality vote as tie-breaker.

The tax credit enforceability is suspended by the appeal awaiting a new judgment by the CARF.

g. summary of on the merits decisions given	Favorable judgment. Awaiting new trial by CARF.
h. proceeding status	Awaiting trial of the Government Appeal.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceeding:	Administrative Proceeding No. 16327.721152/2021-30
a. court	Administrative
b. jurisdiction	Second Instance – CARF
c. date brought	December 22, 2021
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$1,131,018,466.69
f. principal facts	This is an administrative proceeding resulting from infraction proceedings drawn up for the requirement of social security contributions supposedly incidents on the amounts spent by Banco Bradesco in the calendar year of 2017, with (i) meal allowance provided by electronic cards (R$652,982,965.94); (ii) additional employer contributions made to the private pension account for the benefit of its officers and superintendents (R$217,753,444.68); and (iii) PLR paid to two employees (R$383,836.99), which was the subject of payment. Social contributions of a social security nature were accrued from conventional interest and a fine of legal nature, pursuant to article 44, paragraph I, of Law No. 9,430, dated December 27, 1996.
g. summary of on the merits decisions given	The challenge was judged as partially valid. Voluntary Appeal was filed by the company.
h. proceeding status	Awaiting trial of the Voluntary Appeal.
i. chance of loss (probable, possible or remote)	R$283,395,261.88 - Possible R$847,623,204.81 - Remote R$1,131,018,466.693 - Total The item III was paid in 2021.
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, due to the pleas of fact and law involved.

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Table of Contents	4. Risk factors

Judicial Proceeding:	Writ of Mandamus No. 0047693-88.2012.4.02.5101
a. court	Federal
b. jurisdiction	TRF 2nd Region – 3rd Panel
c. date brought	November 16, 2012
d. parties to the proceeding	Plaintiff: Banco Bradesco BERJ S.A. Defendant: Special Representative of the Financial Institutions in RJ
e. sums, goods or rights involved	R$1,047,501,976.30
f. principal facts	Judicial Proceeding: Pleaded the calculation and collection of PIS and COFINS, from October 2012, on its effective billing, whose concept executed by private law and accepted by the STF is mentioned explicitly in article 2 of Complementary Law No. 70/91, referred to in articles 1 and 2 of Law No. 9,718/98, thus moving away from the requirement of these contributions on the entirety of the operating revenues, in particular financial revenues.
The discussion is restricted to the triggering events until December 2014.
The value involved has the enforcement suspended due to the full judicial deposit involved, made with the decline of the appeal that was initially granted.
The company filed an appeal on the merits of the case, which was denied by the TRF 2nd Region. The Special and Extraordinary appeals have been presented to the STF and STJ. The case is on hold awaiting trial of RE 609.096
g. summary of on the merits decisions given	Unfavorable judicial decisions, awaiting trial of Resp and RE. Process Suspended until final trial of the TOPIC 372/STF.
h. proceeding status	Awaiting trial in the Higher Court.
i. chance of loss (probable, possible or remote)	Probable
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be paid by converting the realized judicial deposit amount into income to the Federal Government.

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Table of Contents	4. Risk factors

4.5 – Indicate the total provisioned value, if any, of the processes described in item 4.4

In 2024, the total value of provisioned processes described in this item was R$2,705,779 thousand.

4.6 – Relevant sensitive processes in which the issuer or its subsidiaries are a part of, and which have not been disclosed in item 4.4, analyze the impact in case of loss and inform the values involved

We do not have any proceedings under the conditions mentioned in item 4.4.

4.7 – Describe other relevant contingencies not covered by the previous items

There are no other relevant contingencies that have not been covered in the previous items.

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Table of Contents	5. Risk management policy and internal controls

5. Risk management policy and internal controls

5.1 – Risks indicated in items 4.1 and 4.3

a)	if the issuer has a formal policy of risk management, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons for which the issuer did not adopt a policy

Regarding the spread of the culture of risks, the Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all of the activities of the Organization and related companies.

The policies, standards and procedures shall ensure that the Organization maintains a control framework that is compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations issued by the supervisory agencies, reviewed, at least annually, by the Board of Directors and made available to all of the employees and companies that are associated through the corporate intranet.

Corporate Policies	Approving agent	Date of approval
Corporate Governance	Executive Officer	May 13, 2024
Corporate Sustainability	Sustainability and Diversity Committee	May 9, 2024
Risk Management of the Bradesco Organization	Board of Directors	October 3, 2024
Credit Risk Management	Board of Directors	October 3, 2024
Market Risk Management	Board of Directors	October 3, 2024
Liquidity Risk Management	Board of Directors	October 3, 2024
Operational Risk Management	Board of Directors	October 3, 2024
Management and Model Risk	Board of Directors	October 3, 2024
Strategic Risk Management	Board of Directors	October 3, 2024
Business Continuity Management	Board of Directors	October 3, 2024
Third Party (Contagion) Risk	Board of Directors	October 3, 2024
Capital Management	Board of Directors	October 3, 2024
Internal Control	Board of Directors	October 3, 2024

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Table of Contents	5. Risk management policy and internal controls

b)	the objectives and strategies of the risk management policy, if applicable, including:
i.	the risks against which one seeks protection:

The management corporate process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of Bradesco’s complex products and services offered as well as the Organization’s activity profile, and is composed of the following stages:

In relation to the risks indicated in item 4.1, the objectives and strategies of the risk management policies are aimed at ensuring compliance with the Organization’s risk appetite. The risk appetite refers to the types and levels of risks that the Organization proposes to admit in running its business and achieving its objectives. The Risk Appetite Statement (RAS) is an important tool that synthesizes the risk culture of the Organization.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on an annual basis1, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Organization to all its members.

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions: Capital, Liquidity, Profitability, Credit, Market, Operational, Reputation, Model, and Qualitative Risks.

1 The Risk Committee, in relation to the RAS, has the following attributions: a) to evaluate the risk appetite levels established in the Risk Appetite Declaration and the strategies for its management, considering the risks individually and in an integrated way; and b) to supervise the observance, by the institution's management, of the terms of the RAS.

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Table of Contents	5. Risk management policy and internal controls

The monitoring of appetite is done by means of effective control processes, in which the managers are informed about the risk exposures and the respective use of the existing limits. The reporting is carried out by means of a system of alerts, which facilitates the communication and highlights the possible exceptions to the limits, which require discussion, authorization for exceptions and/or measures of adequacy, permeating all spheres of the Organization, supporting the Senior Management in evaluating whether the results are coherent with the risk appetite.

ii.	the instruments used for protection:

In addition to the policy of risk and capital management, the Organization also has a norm of Hedging transactions made by the Treasury whose goal is to define the criteria for the protection of Bradesco’s Treasury to exposures to market risk factors and to manage liquidity risks. The content of this norm is stated in item 5.2 (b) of this document.

Detailed information regarding risk management process, reference equity as well as our risk exposures, can be found in the Report “Risk Management – Pillar 3”, available on the Investor Relations website (bradescori.com.br – Notice to the Market).

iii.	the organizational structure of risk management:

The risk and capital management structure consists of a number of committees, commissions and areas responsible for assisting our Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in making strategic decisions.

The risk and capital management governance is shown in the following figure:

Among the governance forums related to the theme, we highlight:

•	Board of Directors approves and reviews risk management strategies, policies, and risk and capital management structures, including appetite and limits of exposure per types of risk, as well as the stress testing program, its results, and the applied scenarios and assumptions;
•	Risk Committee has the attribution of evaluating the risk management framework of the Organization and occasionally proposing improvements, and challenge the Organization’s risk structure in the face of new trends and/or threats, as well as advising the Board of Directors in the performance of its assignments related to the management and control of risks and capital;

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Table of Contents	5. Risk management policy and internal controls

•	Integrity and Ethical Conduct Committee aims to propose actions regarding the dissemination and compliance of the Code of Ethics of the Organization, corporate and sectoral, and the rules of conduct related to the themes of integrity, anti-corruption and competitiveness, in order to ensure their effectiveness and efficacy;
•	Audit Committee reviews the integrity of financial statements and recommends to the Board of Executive Officers correction or improvement of policies, practices and procedures identified within its attributions; and
•	Integrated Risk Management and Capital Allocation Committee – COGIRAC aims to advise the Chief Executive Officer in the performance of his duties related to the management and control of all risks and capital of the Organization.

c)	adequacy of the operational structure and internal controls for the verification of the effectiveness of the policy adopted

The integrated management of risks and internal controls is structured in three lines, as mentioned in item 5.2 of this Reference Form.

In the second line, the main highlights are the actuation of the Internal Controls and Compliance, which act proactively in the process of verification of the effectiveness of the policies adopted by the Organization and management and mitigation of risks in order to maintain them at acceptable levels. Both areas are segregated matricially from the areas of business, aiming to maintain independence in the conduct of their activities.

The results of the activities carried out by the second line are periodically submitted to the Committees of the Organization in line with the process of governance established.

5.2 – Controls adopted by the issuer to ensure the elaboration of reliable financial statements

a)    the main practices of the Internal Controls, level of efficiency of such controls, indicating any imperfections and measures adopted to correct them

The effectiveness of the Internal Controls of the Organization is sustained by qualified professionals, well-defined processes implemented with technology that is compatible with the business needs.

The methodology of the Internal Controls is aligned with the Frameworks issued by the Sponsoring Organizations of the Treadway Commission Committee – COSO (Internal Control – Integrated Framework 2013) as well as with the guidelines established by the Information Systems Audit and Control Association (ISACA) by means of the Control Objectives for Information and Related Technology (COBIT 5 – 2012). The planning, implantation, implementation and effective maintenance of the accounting systems and internal controls adopted by the Organization are the responsibility of the operations management departments, since internal controls in the first and second lines were established in order to provide reasonable security in relation to the reliability of the Organization’s consolidated financial statements and to provide security for the proper running of the business and the reach of objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to applicable codes of conduct and self-regulation codes.

The monitoring and adherence of such controls are performed by the Internal Controls, whose conclusion for the semester and year ended December 31, 2024 was that they were effective and appropriate to the type of activity, volume of transactions, as well as the nature, complexity and risk of the Organization’s operations, whereby no deficiencies that might have a material impact in the Organization’s consolidated financial statements were identified.

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Table of Contents	5. Risk management policy and internal controls

b)    the organizational structures involved

The structure of the Internal Controls, defined by the Organization, combines the observance of the applicable regulatory requirements with the adoption of the best practices of Corporate Governance, to ensure the necessary focus and the effective management of the Internal Controls.

The responsibilities are presented as follows:

•	Board of Directors: Main responsibilities: establish the strategic guidance of the Company, with the aim of, within the best practices of Corporate Governance, protect and maximize the return on investment of the shareholder and to ensure that the Board of Executive Officers is always fit to perform their duties with competence, transparency and respect to the strictest ethical principles.
•	Committees: Advise the Board of Directors or the CEO on issues that require specific knowledge and/or the establishment of collective decision-making.
•	CEO: Is responsible for the management of the Company and co-ordination of the Board of Executive Officers, and the link with the Board.
•	Board of Executive Officers: To observe and enforce the guidelines and strategic guidelines established by the Board and by the Meetings, to conduct the daily operations of the Company exercising their duties with competence and transparency, among other duties.
•	Owners of the Rights to the Offices: Responsible for activities and for the existence and effectiveness of the Internal Controls of their Office, as well as the identification, classification, measurement and monitoring of controls and risks. For this purpose, create and maintain appropriate structures for the demands and other conditions necessary to safeguard compliance with laws, regulations, standards and procedures.
•	Managers in the Offices: Define and document the flows of processes, identifying and assessing the events of risks, defining the proper response for the risks. Acting on risks, identifying gaps, preparing and following up on the implementation of Action Plans to correct or to improve existing controls.
o	Ensure that the laws, regulations, policies, rules and procedures, as well as the codes of conduct and self-regulation, which are necessary for the execution of the activities, are accessible and are complied with by all those involved.
o	Define, implement and ensure the effectiveness of the controls, communicating promptly to the Compliance and Non-Financial Risk Management Department and any creation or alteration in the flow of the processes and/or in the controls exercised, as well as in the identification of new risks.
•	Internal Controls: Independently certify the existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization.
o	Respond for the consolidation of the results of the effectiveness tests applied in the scope of the financial conglomerate and by drafting the Report of the Internal Controls. The Risk Analyst should have access and should report directly to the Departmental Board or to the Board of Executive Officers if the case so requires, and its role must be exercised without any restriction of access to systems, data, information, documents and areas and, above all, without any connection with existing commercial, operational or administrative activities in its area of operation.
o	Promote and facilitate the control of risks and the allocation of capital for the activities of the Organization, independently, consistently, transparently and in an integrated manner. This Office is also responsible for meeting the requirements of the Regulating Agencies that relate to risk management activities.
•	General Inspectorate Department (Internal Audit): Independently assess the processes of the Organization, in order to contribute to the mitigation of risks and to the suitability and the effectiveness of the Internal Controls, in compliance with the Policies, Standards and Internal and External Regulations.

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c)    if and how the effectiveness of internal controls is supervised by the administration of the issuing authority, indicating the position of the people responsible for this monitoring

Risk management permeates the entire Organization and is aligned with the guidelines that are established by the Board of Directors and by the structure of the Committees that define the global objectives, expressed in targets and limits for the risk management business units. The control and capital management units, in turn, support the management by means of monitoring processes and the analysis of risk and capital.

The Internal Controls are part of the responsibility of all of the Organization’s employees. When service providers (associates) perform controls on behalf of the Organization, the contracting parties of the Offices are liable for these controls.

The Internal Controls area, performs the risk monitoring involved in the processes, as well as the effectiveness of controls so as to maintain them at acceptable levels for the Organization.

The main information on activities, assessments and diagnosis about the effectiveness of the Internal Controls System are, at least every 12 months, consolidated into a Report and submitted to the Executives Responsible. Reports on the evaluation and compliance of the Risk and Control Environment are presented to the Audit Committee and the Integrated Risk Management and Capital Allocation Committee and submitted to members of the Board of Directors.

d)    deficiencies and recommendations on internal controls included in the detailed report of the independent auditor, prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM-issued regulation that provisions on the registry and exercise of the independent audit activity

The overall assessment of both the independent auditors regarding the Management on the Organization Control Environment was that it was effective and appropriate to the nature, complexity and scale of operations of the Organization and that it offered reasonable assurance on the consolidated financial statements closed on December 31, 2024, not presenting any material weaknesses or significant deficiencies.

In the course of the evaluations made, deficiencies were identified in the controls that aim to contribute to improve the internal controls and accounting procedures of the Organization. For such remarks, action plans were devised, which are monitored by the Management through forums of governance, including the Risk Committee and the Audit Committee.

e)    comments of the Officers on the weaknesses found in the detailed report prepared by the independent auditor and on the corrective measures adopted

The deficiencies and recommendations appointed in the independent auditors’ report do not significantly compromise the control environment of the Organization.

5.3 – In relation to the internal mechanisms and procedures of integrity adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts perpetrated against the public administration, national or foreign

Bradesco Organization, has an Integrity Program composed of a set of policies, standards and procedures, promotion of culture, whistleblowing channel aimed at prevention, monitoring, detection and response in relation to the harmful acts provided for in the Anti-Corruption Law No. 12,846/13 and in international legislations, in particular the Foreign Corrupt Practices Act and the United Kingdom Bribery Act and in the countries where it has Business Units, thereby strengthening the governance of the Bradesco Integrity Program. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all the activities of the Bradesco Organization.

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a)    if the issuer has rules, policies, procedures or practices focused on prevention, detection and remediation of deviations, fraud and illegal acts performed against the public administration, identifying, if affirmative:

i.	the main mechanisms and procedures of integrity adopted and their suitability to the profile and risks identified by the issuer, stating how often the risks are reassessed and the policies, procedures and practices are adapted

The main mechanisms and procedures of integrity adopted can be consulted in full in the Bradesco Reference Form.

Annually, the Bradesco Integrity Program is evaluated by means of: interviews; application of an integrity questionnaire; evaluation of national and international laws to which the bank is submitted; the governance, policies and standards structure; and the review of the risks, controls, roles and responsibilities in each division.

This Program is structured to permeate all areas of the Bradesco Organization. In the case of units located abroad, adaptations can be made to increment the Integrity Program to suit specific local laws, but maintaining, at least, the conducts already required in Brazil.

ii.	the organizational structures involved in the monitoring of the operation and efficiency of the internal mechanisms and procedures of integrity, indicating their assignments, if their creation was formally approved, institutions of the issuer to which they report, and mechanisms to guarantee the independence of its leaders, if existent

The Board of Directors and the Board of Executive Officers support the Bradesco Integrity Program, where the main operating activities and all business practices of the Organization were considered in the elaboration of the Program and are divided into strategic pillars of operation, which are the Corruption Risk Prevention, the Monitoring and Detection of Inappropriate Behavior and the Response of Senior Management.

It is up to the Board of Directors to determine the institutional guidelines on the subject and to support the Integrity Program so that its effectiveness is met. All ethics- and anticorruption-related policies and standards are ratified at Board meetings and must be complied with by the Managers, Employees, Interns and Apprentices of the Bradesco Organization and all its subsidiaries in Brazil and abroad in all their activities and transactions, and also apply to all Associates (goods and service providers, banking correspondents and partners), based on the values and principles established in the Code of Ethical Conduct of the Bradesco Organization.

It is up to the Board of Executive Officers to establish and monitor the actions necessary to achieve the guidelines established by the Board of Directors, promoting high standards of integrity and ethics and the dissemination of a culture that emphasizes and demonstrates to all Managers, Employees, Interns, Apprentices and Associates the importance of preventing, detecting and remedying deviations, fraud, irregularities and illegal acts committed, especially against domestic or foreign public administration.

The Integrity and Ethical Conduct Committee proposes actions with respect to the dissemination and compliance with the Codes of Ethical Conduct of the Bradesco Organization, both corporate and sector-based, and with to the rules of conducts related to the themes of integrity, anti-corruption and competition, in order to ensure efficiency and effectiveness. The Committee is also responsible for assessing the reports on the deviations, frauds, irregularities and illegal acts perpetrated, as well as on the infringement and violation of the corporate and department Codes of Ethical Conduct and on the disruption of anti-corruption and competitive conduct; adopting the necessary actions by issuing an opinion addressed to the relevant Offices, as recorded in the minutes of its meetings; ensuring that the infringements and violations are followed by applicable disciplinary actions, regardless of the offender’s hierarchical level, notwithstanding the applicable legal penalties; ensuring that the Board of Directors is aware of the matters that could have a tangible impact on Bradesco Organization’s reputation; deliberating on actions for the prevention and handling of the problems identified and acknowledge the results of the follow up activities ascertained in the scope of the Commission of Ethical Conduct; and forwarding matters involving Bradesco Organization’s Officers to be handled and remedied by the Board of Directors.

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The Compliance and Non-Financial Risk Management Department is responsible for the management and annual review of the Bradesco Integrity Program. And, also, it supports the Bradesco Organization’s Offices in the implementation of procedures and advises when warning signals are identified in the business process, in order to comply with the prevention and fight against corruption and bribery, and the enhancement of the Bradesco Integrity Program.

Any cases of non-compliance, consummated or not, in respect of the Integrity Program, the Compliance and Non-Financial Risk Management Department acts directly and independently with those responsible for the immediate interruption and/or correction, reporting, in a timely manner to higher levels up to the level of Board of Directors.

In the execution of the assignments, it can use the support of other control areas, which include: Global Internal Audit (AIGL), Legal Department (DEJUR), Legal Advisory Services and Corporate Security, among others.

The document referring to the Integrity Program is published on the Bradesco’s Investor Relations website (www.bradescori.com.br > Bradesco > Corporate Governance > Compliance and Ethics > Integrity Program).

iii.	if the issuer has a code of ethics or of conduct formally approved, indicating:
•	if it applies to all officers, fiscal council members, board members and employees and also covers third parties, such as suppliers, service providers, intermediary agents and associates

The applicability and comprehensiveness of the code of ethical conduct can be consulted in full in the Bradesco Reference Form.

The Bradesco Organization has a Code of Ethical Conduct that applies to all managers and employees, interns, and apprentices of the Organization, composed by the Banco Bradesco S.A. and its subsidiaries, in Brazil and Abroad, and extends to Associates who are providing services on behalf of the Organization or for the Organization; in addition to other four Sector-based Codes of Ethical Conduct, which are:

o	Professional from the Financial and Capital Market Areas;
o	Professional in Purchases;
o	Auditors and Internal Inspectors of the Bradesco Organization; and
o	Bradseg Participações S.A., its affiliates and subsidiaries.
•	the sanctions applicable in the event of violation of the code or other standards related to the subject matter, identifying the document where these sanctions are provisioned

The sanctions applicable in the event of violation of the code or other standards related to the subject matter can be consulted in full on the Bradesco Reference Form.

The AIGL exercises the duty of examining, in the periodic audit and inspection assignments, the fulfillment of the ethical precepts contained in the Code of Conduct, besides investigating reports received via the Corporate Whistleblowing Channel and fraud involving activities, employees and associates of the Organization, in compliance with the current norms of discipline at work.

Every quarter, in the ordinary meetings of the Integrity and Ethical Conduct Committee, the AIGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the Department of Human Resources and Compliance report on the results obtained.

•	body that approved the code, date of approval and, if the issuer publishes the code of conduct, locations on the world wide web where the document can be consulted

The body that approved it, the date of approval and where to consult the code can be found in full in Bradesco Reference Form.

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The Codes of Conduct are approved by the Board of Directors and the last re-edition of the Code of Ethical Conduct of the Bradesco Organization was approved on September 19, 2024.

The Codes of Ethical Conduct, both Corporate and Sector-based, are available on the Bradesco’s Investor Relations website (www.bradescori.com.br).

b)	if the issuer has a whistleblowing channel, indicating, if affirmative:
i.	if the whistleblowing channel is internal or whether it is controlled by third parties;

The whistleblowing channel is internal.

ii.	if the channel is open to receive complaints from third parties or if it receives complaints only from employees;

The whistleblowing channel is open to receive internal reports and also for third parties.

iii.	if there are mechanisms of anonymity and protection to whistleblowers in good faith;

The whistleblower is assured the right to formalize his/her complaint by identifying himself/herself, if he/she so wishes. Secrecy and confidentiality of shared information must be preserved, in order to ensure that there are no acts or attempts of retaliation and revenge or persecution to the whistleblower in good faith who chose to identify themselves. The same treatment should also be dispensed to anonymous whistleblowing.

For the formalization of the complaints, the following can be used.

Electronic form:

o	Corporate Portal > Bradesco > Whistleblowing and Manifestation Channels);
o	Institutional Website > Customer Service > Complaint; and
o	Bradesco’s Investor Relations (https://www.bradescori.com.br/en/) > Corporate Governance > Corporate Whistleblowing Channels).

Telephone:

o	By the phone 0800 776 4820 (call center from Monday to Friday: from 8am to 6pm, except weekends and public holidays).

Manifestation Boxes:

o	Cidade de Deus: Located within the buildings of Cidade de Deus; or
o	Pirituba: Located next to the vending machines on the Boulevard floor.

In the Bradesco Organization, all complaints investigated are carefully examined with independence, transparency, integrity and ethics, aiming to ensure the adequate treatment and correcting any distortions identified.

The treatment of complaints received via the Corporate Whistleblowing Channel of the Bradesco Organization or other means must be carried out in three phases: Evaluation, Examination and Reports/Reporting.

iv.	the issuing body responsible for investigating complaints.

The Department of Compliance and Non-Financial Risk Management is the corporate manager of the Corporate Whistleblowing Channel, available on the Corporate Portal, Bradesco’s Investor Relations website and by the phone 0800 776 4820 and Manifestation Boxes. All of the manifestations received on this channel are previously analyzed and directed to the respective areas of management, which are responsible for responding to the verification of the reports.

Every quarter, in the ordinary meetings of the Integrity and Ethical Conduct Committee, the IGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the Departments of Compliance and HR report on the results obtained.

The Integrity and Ethical Conduct Committee composed of members nominated by the Board of Directors of Bradesco, is the body responsible for proposing actions as to the disclosure and fulfillment of the Codes of Ethical Conduct of the Bradesco Organization, both Corporate and Sector-based, in order to ensure its efficiency and effectiveness.

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c)	number of confirmed cases in the last three (3) fiscal years of deviations, fraud, irregularities and illicit acts committed against the public administration and corrective measures adopted

There are no deviations, frauds, irregularities and illicit acts committed against the public administration and corrective measures adopted in the last three years.

d)	if the issuer has no rules, policies, procedures or practices focused on prevention, detection and remediation of deviations, fraud and illegal acts performed against the public administration, verify the reasons why the issuer did not adopt controls in this regard

Not applicable.

5.4 – In relation to the last fiscal year, there were significant changes in the key risks faced by the issuer or in the risk management policy adopted, including any expectations of reducing or increasing the issuer's exposure to such risks.

The Internal Controls area has been actively monitoring the internal controls environment and there have been no significant changes in the main risks.

5.5 – Other relevant information

Corporate Governance of the Organization counts on the participation of all of its hierarchical levels, which aim to optimize the performance of the Company and to protect interested parties, as well as to facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving the aspects that focus on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the risk and capital management is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers that are encompassed by the scope of Corporate Governance, which comprises Senior Management and the various areas of business, operations, products and services.

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6. Control and economic group

6.1 / 6.2 – Equity Position

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Cidade de Deus Cia Cial Participações

Controlling Company/Investor	CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Cidade de Deus Cia Cial Participações	**61.529.343/0001-32**	

Shareholder

Fundação Bradesco

CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	**Brazilian - SP**	**No**	**Yes**	**10/6/2023**	**No**

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,779,096,924	**35.44%**	**0**	**0.00%**	**2,779,096,924**	**35.44%**

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	**0**	**0.00%**

Shareholder

Nova Cidade de Deus Participações S.A

CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	**Brazilian - SP**	**No**	**Yes**	**10/28/2020**	**No**

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
3,758,724,093	**47.93%**	**0**	**0.00%**	**3,758,724,093**	**47.93%**

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	**0**	**0.00%**

Shareholder

Other

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,304,138,507	**16.63%**	**0**	**0.00%**	**1,304,138,507**	**16.63%**

Total

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
7,841,959,524	100.00%	0	0.00%	7,841,959,524	100.00%

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Nova Cidade de Deus Participações S.A

Controlling Company/Investor	CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Nova Cidade de Deus Participações S.A	**04.866.462/0001-47**	

Shareholder

BBD Participações S.A

CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
07.838.611/0001-52	**Brazilian - SP**	**No**	**Yes**	**12/30/2019**	**No**

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
189,425,112	**53.70%**	**0**	**0.00%**	**189,425,112**	**26.07%**

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	**0**	**0.00%**

Shareholder

Fundação Bradesco

CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	**Brazilian - SP**	**No**	**Yes**	**12/30/2019**	**No**

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
163,332,621	**46.30%**	**373,794,914**	**100.00%**	**537,127,535**	**73.93%**

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	**0**	**0.00%**

Total

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
352,757,733	**48.55%**	**373,794,914**	**51.45%**	**726,552,647**	**100.00%**

BBD Participações S.A

Controlling Company/Investor	CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
BBD Participações S.A	**07.838.611/0001-52**	

Shareholder

Treasury shares

CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
				5/9/2025	

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
46,126,598	**20.80%**	**9,696,750**	**4.38%**	**55,823,348**	**12.59%**

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	**0**	**0.00%**

Shareholder

NCD Participações Ltda

CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
48.594.139/0001-37	**Brazilian - SP**	**No**	**No**	**11/7/2023**	**No**

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
67,114,094	**30.27%**	**141,898,399**	**64.05%**	**209,012,493**	**47.15%**

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	**0**	**0.00%**

Shareholder

Other

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
108,504,179	**48.93%**	**69,965,077**	**31.58%**	**178,469,256**	**40.26%**

Total

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
221,744,871	**50.02%**	**221,560,226**	**49.98%**	**443,305,097**	**100.00%**

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6.3 – Capital Distribution

Date of last meeting/Date of the last alteration	May 9, 2025
Number of Individual shareholders (units)	912,773
Number of Corporate shareholders (units)	34,103
Number of Institutional investors (units)	1,080

Outstanding shares

Outstanding shares corresponding to all of the issuer’s shares, except for those that were held by the controlling shareholder, of persons related to them, managers of the issuer and the shares that were held in treasury.

Number of Common Shares (units)	1,467,570,789	27.662%
Number of Preferred Shares (units)	5,106,488,516	96.538%
Total	6,574,059,305	62.049%

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6.4 – companies in which the issuer has participation and that are relevant to the development of its activities

Corporate name	CNPJ (Corporate Taxpayer’s Registry)	Issuer participation (%)
Banco Bradesco BBI S.A.	06.271.464/0001-19	100%
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	100%
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	100%
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	100%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	74.014.747/0001-35	100%
Bradseg Participações S.A.	02.863.655/0001-19	100%

6.5 – Organization chart of shareholders and economic group

The following chart shows our stock ownership structure in May 2025:

Note: Holdings were calculated based on total capital, including shares in treasury.

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a)    Direct and indirect controllers

In May 2025, our share capital consisted of 5,303,870,781 common shares and 5,288,141,247 preferred shares, with no par value.

For a better visualization of companies that integrate the Economic Group, check the organizational chart, which is represented above.

Cidade de Deus Companhia Comercial de Participações S.A.

The Cidade de Deus Companhia Comercial de Participações S.A. (“Cidade de Deus”) is a holding company that in May 2025 held 25.23% of our total shares, with 23.10% in direct ownership and 2.13% in indirect ownership. Regarding our common shares (voting capital), Cidade de Deus had a 46.10% ownership.

Nova Cidade de Deus Participações S.A.

The Nova Cidade de Deus Participações S.A. (“Nova Cidade de Deus”) is a holding company that, in May 2025, held a 12.09% indirect interest in our total capital.

The share capital of Nova Cidade de Deus is divided into common shares (Class A and B) and preferred shares. Ownership of Class A common shares is exclusive to individuals who have the right to hold Class B shares (see below), as well as private civil associations and foundations whose management is under the responsibility of these individuals or managers appointed by them. The ownership of Class B common shares is limited to:

•	Members of our Board of Executive Officers;
•	Former members of our Board of Executive Officers who have become members of the Board of Directors of Banco Bradesco or its subsidiaries;
•	Commercial or civil society whose shares or quotas, with voting rights, are mostly owned by the aforementioned individuals.

Currently, there are no individuals who own Class A or Class B common shares of Nova Cidade de Deus.

Fundação Bradesco

Fundação Bradesco is a non-profit institution supervised by the Public Ministry, whose main social objective is to promote social inclusion through education. In May 2025, Fundação Bradesco held a total of 31.27% ownership in our capital, with 8.63% in direct ownership and 22.63% in indirect ownership. Regarding our common shares (voting capital), Fundação Bradesco owned 17.24%.

The management of Fundação Bradesco is carried out by a group called Managing Board, composed of members of the Board of Directors, members of the Board of Executive Officers, Departmental Officers who have worked in the Bradesco Group for over 10 years, and members of the Board of Directors and Officers of Cidade de Deus Participações, without the right to remuneration.

BBD

BBD Participações S.A. ("BBD Participações") is a holding company that, in May 2025, held a 3.15% indirect ownership in our total capital.

Members of the Board of Directors and Statutory Board of Executive Officers, as well as some qualified employees of Banco Bradesco and its subsidiaries, including Bradespar, can hold shares of BBD Participações. Non-profit domestic legal entities or national companies controlled by them, whose managers are exclusively employees and/or managers of the Bradesco Organization, can also hold shares. However, only members of the Board of Directors and Statutory Board of Executive Officers have voting rights.

NCF

NCF Participações is a holding company that, in May 2025, held a 5.40% direct ownership in our total capital and 8.52% of our common shares (voting capital).

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Subsidiaries and Affiliates

Main companies, with direct and indirect ownership, included in the consolidated financial statements:

	Activity	Shareholding interest
		2024	2023
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM (1)	Asset Management	-	100.00%
Kirton Bank S.A. Banco Múltiplo	Banking	100.00%	100.00%
Banco Digio S.A.	Digital Banking	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	Asset Management	51.00%	51.00%
Tempo Serviços Ltda.	Provision of Services	100.00%	100.00%

Financial Sector – Overseas
Banco Bradesco Europa S.A. (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (2)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (2) (3)	Banking	-	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada (4)	Cards	100.00%	100.00%
Bradesco Bank (5)	Banking	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - Brazil
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension Plan/Insurance	100.00%	100.00%
Odontoprev S.A. (6)	Dental Health	52.89%	52.89%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (2) (6)	Insurance	99.98%	99.98%

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	Activity	Shareholding interest
		2024	2023
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%

(1) Company incorporated by Banco Bradesco S.A. on July 31, 2024; (2) The functional currency of these companies abroad is Real; (3) Company closed on September 30, 2024; (4) The functional currency of this company is the Mexican Peso; (5) The functional currency of this company is the Dollar; and (6) accounting information used with date lag of up to 60 days.

b)	Issuer’s holdings in the group of companies

Banco Bradesco holdings in the group of companies are listed in item 6.5.b.

c)	Holdings of the group of companies in the issuer

There are no interests in companies of the Economic Group, in Bradesco, that are not the direct and indirect controllers.

d)	Companies under common control

Bradesco is a company that has the same groups of controlling shareholders as Bradespar S.A.

6.6 – Other relevant information

Item 6.1

Information about the controlling companies:

▪	Fundação Bradesco: because it is a Foundation, it does not have shareholders to be identified. Bradesco’s Management (Board of Executive Officers and Board of Directors) compose the Managing Board of Fundação Bradesco, maximum Deliberative Body of that Entity; and
▪	BBD: the other shareholders of BBD, holders of 40.26% of its total capital, are pulverized and do not individually hold a sufficient shareholding interest to be indicated in item 6.1.

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7. Shareholders’ meeting and management

7.1 – Describe the main characteristics of the issuing authority's management bodies and fiscal council, identifying:

a) main characteristics of the policies for indicating and filling positions, if any, and, if the issuer discloses it, places on the worldwide network of computers in which the document can be consulted

The Board of Directors approved in 2017 the Policy of Nomination and Succession of Directors of the Bradesco Organization. This Policy guides the process of appointing administrators, which comprises both members of the Board of Directors and the Board, at its various hierarchical levels.

It states that both the availability of time and aspects of diversity, such as gender, ethnicity, color, age, marital status, sexual orientation, religious choice, physical condition or socioeconomic class, in addition to diversity of experience and technical and behavioral competences, should be respected in the process of appointing candidates for possible vacancies in the Board of Directors and the Board of Executive Officers.

This whole process of appointing uses criteria of meritocracy, in addition to the aspects already mentioned. In this way, even any Executive Officer has the possibility of being elected to compose the Board of Directors.

The Policy of Nomination and Succession is publicly available on the Bradesco IR website (Corporate Governance – Bylaws, Policies, Standards and Compensation Agreement).

b) if there are performance evaluation mechanisms, informing, in a positive case:

i. the periodicity of the evaluations and its scope

Members of the Board of Directors

Since 2006, the annual evaluation of the Board of Directors, both as a Collegiate Body and its members, is carried out individually. From 2021, this evaluation began to be conducted by an independent company, using questionnaires and individual interviews with Managers and members of Committees subordinated to the Board of Directors.

The methodology considers several factors including experience, diversity of skills, leadership styles and communication among the board members, structuring, agenda, number of meetings, time dedicated to the topics dealt with in the meetings, flow of information and tools used, quality of discussions, form of decision-making, effectiveness of the committees subordinated to the Body and benchmark with national and international companies from various sectors.

The company hired to provide the consultancy periodically publishes the results of the Board’s evaluation as a Collegiate Body, focused on issues such as succession, strategy, dynamics, and governance, among others. Based on the results, the board members receive reports on the strengths of the Body, the points for improvement and the actions to be implemented.

In the individual evaluation, each of the directors only receive their final evaluation, attributed by the other members in a strictly confidential manner, ensuring the effectiveness of the survey.

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Members of the Committees

Bradesco’s Committees which report to the Board of Directors are evaluated on the basis of the fulfillment of their tasks, which are established in the respective Charters. During the year, there were some assessments of controls at entity level, which were used to monitor and detect relevant deviations or relevant errors and materials in the processes. In these assessments, the internal controls help to ensure that the guidelines are being executed.

The interaction between the Committees and the Board of Directors is intense in Bradesco. The number of committee sessions, as well as meetings with the Board and with different departments, denotes the good relationship between these bodies and the Board, as well as the Senior Management’s support for the development of the activities. Moreover, the presence of the Board of Directors and Board of Executive Officers members within the Committees further facilitates the relationship between the bodies, as well as their functioning.

Annually, the Audit Committee formalizes the Self-Assessment of its members and approves the instruments with the Coordination. It contemplates the aspects related to the technical knowledge and performance of the Committee Members on the various relevant issues and Areas of the Bradesco Organization, namely:

•	Financial and Accounting Statements;
•	Loan Operations, Treasury / Investment Funds (Capital Market) and Insurance;
•	Use of Cloud, Digital Bank, Fintechs and Bigtechs, Blockchain, Artificial Intelligence (AI), Bigdata, Open Finance, General Data Protection Law (LGPD) and Cyber Security;
•	Risk Management and Internal Controls;
•	Compliance, Conduct and Ethics; and
•	Technical evaluation of Audits – Independent and Internal (scope, coverage and results).

Members of the Board of Executive Officers

The evaluation of the CEO is carried out by external consultancy, as with the Board of Directors.

The Chief Executive Officer, Vice-President Officers and Executive Officers evaluate their direct subordinates. The Board of Executive Officers (Vice-Presidents and Executive Officers) and the other officers, are classified under the heading “Officers” (below).

Every three months, the other Officers are evaluated and the result of this evaluation is also used for the eventual receipt of variable compensation. The Nomination and Succession Policy of the Bradesco Organization establishes that both the availability of time and aspects of diversity, such as gender, race, ethnicity and age group, as well as diversity of experience and technical and behavioral competencies, are respected in the process of nomination of possible candidates for vacancies on the Board of Directors. This process occurs by meritocracy. Thus, any Executive Officer, apart from the aspects mentioned above, has the possibility of being elected to compose the Board of Directors.

Officers

The individual performance of the Management, as well as that of their corresponding areas, is accompanied by their respective superiors regarding the formal evaluation process, following the requisites of Resolution No. 5,177/24.

For the formal evaluation process, specific indicators are defined for the evaluation of the areas and for individual evaluation, according to the functions of the Management, considering the business-oriented areas, control areas and other support areas.

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For the evaluation of the areas, at least the following groups of indicators and/or concepts are considered:

a)	actions of the main activity: are criteria that suggest the goals and objectives of the main activities of the area;
b)	actions geared to operating efficiency: are indicators that measure the operating efficiency, in order to maximize their results with a minimum use of resources;
c)	actions focused on risk management: are corporate indicators that measure the exposure to risk and the internal controls, which are properly monitored by the responsible Area (Integrated Risk Control);
d)	actions focused on customer service: these are criteria that evaluate the results/levels of satisfaction of internal and/or external clients; and
e)	actions focused on socio-environmental aspects: are indicators that evaluate the level of adherence with the Corporate Sustainability Strategy, in conducting the objectives of the area, considering ESG (Environmental, including Climate change, Social and Governance) and performance in the main Sustainability Indexes and Ratings.

For individual evaluation, at least the following concepts are considered:

a)	quality of products/services: aims to evaluate the quality standards of products/services offered/provided according to the area of the evaluated Manager;
b)	commitment to the strategy: aims to assess whether its performance reflected positively with relevant contributions to Strategic Planning in the period;
c)	participation in board decisions: aims to evaluate the active participation in meetings and committees convened, with positions that contributed to the decisions submitted;
d)	team leadership: evaluates the team management process;
e)	planning: evaluates the capacity to plan the performance of his area in the medium and long term;
f)	overview: it mainly evaluates the view of the Managers on future trends to meet market demands; and
g)	it applies to the Board of Directors and its respective members, if applicable, to the indicators listed above.

The performance assessments of the Management of the internal control and risk management areas should be based on the achievement of the objectives of their own roles and not specifically on the overall performance of the Organization. These are considered areas of internal control and risks within the Organization, Integrated Risk Control and Audit and General Inspectorate – AIGL, as well as the related areas of the other companies of the Organization.

ii. methodology adopted and the main criteria used in the evaluations

The methodology used took assessments into account factors, such as: experience, diversity of skills, leadership and communication styles among the directors, structuring, agenda, number of meetings, time spent on topics discussed in meetings, flow of information and tools used, quality of discussions and how decisions are made.

iii. whether external consulting or advisory services have been contracted

For the evaluation of the CEO and the Board of Directors, both of the Body, as an entity, and of the members of the Board individually, Bradesco hired the services of a specialized external consultancy, which elaborated the result of the evaluation through questionnaires and individual interviews with Management and members of Committees subordinated to the Board of Directors.

c) rules for the identification and administration of conflicts of interest

Among the corporate documents that dictate the governance rules in the Bradesco Organization, three clearly express the guidelines to be followed in case of conflicts of interest:

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•       the Code of Ethical Conduct, which establishes that in view of any conflict of interest, the manager, employee or stakeholder must promptly inform the fact to his/her superior and peer(s) involved and not engage, even physically, in discussions and deliberations on the referred theme; In the event of conflict during the time of the discussion or deliberation in the administrative or supervisory bodies, the removal of the conflicted person should be recorded in the minutes of the meeting of the respective body. If the conflicted person does not manifest himself/herself, another person can do it, if they are aware of the conflict.

•       both the Charter of the Board of Directors and that of the Board of Executive Officers deal with the theme, in the context of the Body, stating that the Managers must intervene in any corporate operation in which they have a conflicting interest with that of the Company or with any company of the Bradesco Organization and deliberate in the presence of any conflict of interest, being incumbent upon them to report their impediment and withdraw, even physically, from discussions and deliberations in relation to the specific theme, recording the withdrawal in the minutes.

d) per body:

Total number of members, grouped by self-declared gender identity
Administrative body	Female	Male	Non-binary	Others	Prefer not to answer	Not Applicable
Board of Executive Officers and Department Board	17	108	0	0	0	0
Board of Directors – Effective Members	2	9	0	0	0	0
Board of Directors – Alternate Members	-	-	-	-	-	Yes
Fiscal Council – Effective Members	2	3	0	0	0	0
Fiscal Council – Alternate Members	1	4	0	0	0	0
TOTAL NUMBER OF MEMBERS	22	124	0	0	0	0

Total number of members, grouped by self-declared color or race identity
Administrative body	Asian	White	Black	Brown	Indigenous	Others	Prefer not to answer	Not Applicable
Board of Executive Officers and Department Board	1	107	0	7	0	0	10	0
Board of Directors – Effective Members	0	11	0	0	0	0	0	0
Board of Directors – Alternate Members	-	-	-	-	-	-	-	Yes
Fiscal Council – Effective Members	0	4	0	0	0	0	1	0
Fiscal Council – Alternate Members	0	4	0	1	0	0	0	0
TOTAL NUMBER OF MEMBERS	1	126	0	8	0	0	11	0

Total number of members, grouped by self-declared identity of people with disabilities (PwD)
Administrative body	People with Disabilities	People without Disabilities	Prefer not to answer	Not Applicable
Departmental and Executive Directors	0	125	-	-
Board of Directors – Effective Members	0	11	-	-
Board of Directors – Alternate Members	-	-	-	Yes
Fiscal Council – Effective Members	0	5	-	-
Fiscal Council – Alternate Members	0	5	-	-
TOTAL NUMBER OF MEMBERS	0	146	-	-

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e) if any, specific objectives that the issuer has regarding the diversity of gender, color or race or other attributes among the members of its management bodies and its fiscal council

None.

f) role of management bodies in the assessment, management and supervision of climate-related risks and opportunities

The climate strategy is supervised by the Board of Executive Officers and the Board of Directors through Committees and Commissions that discuss the Sustainability and Risk Strategy of the Bradesco Organization.

The Board of Directors is responsible for the approval of PRSAC - Social, Environmental and Climate Responsibility and has the Sustainability and Diversity Committee that aims to advise and report on the evolution and implementation of the sustainability strategy, including the establishment of corporate guidelines and actions and reconciling economic development issues with social, environmental and climate responsibility issues.

We also have a Sustainability Committee, composed of executive officers and officers of areas, with the aim of proposing strategies and solutions that promote the application of the best practices of sustainability to the activities and business of the Organization.

Climate Change is part of the scope of action of the Sustainability and Risk Management Departments that act in the translation of opportunities and risks, supporting governance and business integration.

From the perspective of risk, the management structure is composed of forums and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Board of Executive Officers of the Organization in the exercise of their duties.

We highlight the Risk Committee, which aims to evaluate the degree of adherence of the processes of the risk management structure to the established policies and propose recommendations to the Board, in addition to overseeing the actions and performance of the Chief Risk Officer (CRO) and the observance, by the Board of Executive Officers of the Organization, of the terms of the Risk Appetite Statement (RAS).

We also count on the Integrated Risk Management and Capital Allocation Committee (COGIRAC), composed of executive officers, the CEO and the CRO, which aims to ensure compliance with all risk and capital management policies, follow up the risk profile, performance, the need for capital and sufficiency, exposures, limits and risk controls and evaluate the effectiveness and compliance of the Internal Controls System.

7.2 – In relation specifically to the board of directors

a)      permanent bodies and committees that report to the board of directors

Bradesco’s administrative structure has a Board of Directors, a Statutory Board of Executive Officers and seven Committees that advise the Board of Directors in establishing the corporate strategy and policies. They are the Remuneration and Audit Committees, which are statutory, and those of Integrity and Ethical Conduct, Risks, Nomination and Succession, Sustainability and Diversity and Strategic, which are not statutory.

Audit Committee:

Pursuant to our Bylaws and to Central Bank of Brazil regulations since April 2004, we established the Audit Committee, comprised of three to five members, one of which is appointed coordinator, all of them appointed and subject to replacement by the Board of Directors. Appointments to our Audit Committee are for a term of two years, and they may be re-elected, limited to a maximum period of up to five (5) years. Previous members of the Audit Committee can only rejoin the body after a minimum period of three (3) years from the end of their last allowed reappointment. Up to one-third of the members of the Audit Committee may be reappointed with respect to the maximum term of up to ten (10) consecutive years.

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At least one of the members of the Audit Committee must have proven knowledge in the area of accounting that qualify it for the role and at least one of the members of the Audit Committee must be a member of the Board of Directors that does not participate in the Board of Executive Officers.

The member of the Audit Committee may be dismissed by the Board of Directors at any time during the term of their term of office, in cases of conflict of interest, non-compliance with the obligations inherent to their position or if they perform below the expected performance of the Organization.

The Audit Committee is responsible for recommending and advising the Board of Directors in its tasks related to the monitoring of the accounting practices adopted in the preparation of the financial statements of the Company and its subsidiaries, for the indication and assessment of the activities of independent auditing, as well as the monitoring of the Internal Audit.

The attributions and other details about the Committee are available on the IR website of Banco Bradesco (Corporate Governance – Committees - Audit).

Remuneration Committee

The Remuneration Committee is responsible for advising the Board of Directors in conducting the remuneration policy for the Managers, in accordance with the internal policies and regulations governing the matter, as well as applicable regulations and legislation.

This Committee may also, at the request of the Board of Directors, where appropriate, evaluate and propose the remuneration of members of other statutory bodies as well as hire specialized professional services, when it deems it convenient.

The responsibilities of the Committee are available on the Investor Relations (IR) website of Banco Bradesco (Corporate Governance – Committees - Remuneration).

Risk Committee

The purpose of this Committee is to advise the Board of Directors of Banco Bradesco S.A. in the performance of its attributions related to risk and capital management.

Risk and capital management, in turn, is carried out through collegiate body decisions, relying on specific committees. This process counts on the participation of all layers covered by the scope of Corporate Governance, which includes from Senior Management to the various areas of business, operational, products and services, such as the Audit Committee, the Integrity and Ethical Conduct Committee, the Internal Audit and several executive committees, in addition to the Risk Committee.

The responsibilities of the Committee are available on the Investor Relations (IR) website of Banco Bradesco (Corporate Governance – Committees - Risk).

b)     how the board of directors evaluates the work of the independent audit, indicating whether the issuer has a policy of hiring extra audit services with the independent auditor and, if the issuer publishes the policy, locations on the worldwide network of computers where the document can be consulted

The Bank’s independent audit reports to the Board of Directors, by means of the Statutory Audit Committee of the Bradesco Organization.

The Audit Committee is the body responsible for recommending to the Board of Directors the entities to be contracted for the rendering of independent audit services to examine the financial statements, in addition to their salaries and replacements, as well as for the Actuarial Audit services, in the case of the Grupo Bradesco Seguros, in addition to its remuneration and substitutions.

In the assessment of the effectiveness of the independent audit, the Audit Committee should, also, analyze, previously, the hiring of the independent auditor for the provision of other services that are not the audit of the financial statements, ensuring their independence and the observation of the legislation in force and Standards of the Profession, reporting to the Board of Directors, at least semiannually. This assignment of the Committee is formalized in its Charter which was approved by the Board of Directors and is publicly available on the Investor Relations website (Corporate Governance – Committees – Audit).

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Regarding the relationship of the independent audit with the Audit Committee, The Committee meets with the independent auditing firm to discuss the planning of the work for the period, and throughout the fiscal year, the auditing firm presents its achievements and key findings to the Committee. Reporting to the Board of Directors is done by both the independent auditors and the Committee through meetings held during the fiscal year.

The company has a policy for hiring independent audit services, approved by the board of directors, which establishes an effective process for hiring this type of service, aligned with the applicable laws and regulations. In addition, it guarantees the independence and objectivity necessary for the performance of Independent Audit activities. The policy is disclosed on the Bradesco Investor Relations website (Corporate Governance – Bylaws, Policies, Rules and Indemnity Agreement).

c)      if applicable, channels established so that critical issues related to ESG and compliance issues and practices are made aware to the Board of Directors

The forum used for themes and practices related to the Sustainability Strategy, including ESG issues, is the Sustainability and Diversity Committee, composed of members of the Board of Directors and Executive Officers, including the Chief Executive Officer.

The Committee aims to advise and report on the evolution and implementation of the sustainability strategy, including the establishment of corporate guidelines and actions and reconciling economic development issues with social, environmental and climate responsibility issues.

It is worth mentioning that Sustainability is also guided in ordinary meetings of the board of directors, whenever necessary and respecting the charter.

As detailed in item 5.3.b, Banco Bradesco has a whistleblowing channel open to receive internal and external complaints, ensuring the complainants the right to identify themselves or remain anonymous, if desired. Depending on the severity and relevance of a situation or complaint registered on the Corporate Whistleblowing Channel or other means – which does not specifically address ESG issues – the evidences, conclusions and recommendations are reported to the Integrity and Ethical Conduct Committee, an opportunity in which information related to the treatment, results of the findings and any measures applied are presented.

The Integrity and Ethical Conduct Committee, which reports to the Board of Directors, is responsible for proposing actions regarding the dissemination and compliance of the Code of Ethics of the Organization, corporate and sectoral, and the rules of conduct related to the themes of integrity, anti-corruption and competitiveness, in order to ensure their effectiveness and efficacy.

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7.3 – For each of the managers and members of the issuer's fiscal council, indicate in a table form:

✓	MEMBERS OF THE BOARD OF DIRECTORS:

Term of office: two (2) years, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2026.

Elected by the controller: Yes

Independent Members: The members of the Board of Directors, Mr. Samuel Monteiro dos Santos Junior, Mr. Paulo Roberto Simões da Cunha, Mr. Walter Luis Bernardes Albertoni and Ms. Denise Pauli Pavarina, are independent members elected by the controller and made a statement attesting their placements regarding the criteria of independence established in CVM Resolution No. 168/2022.

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Board of Directors is involved in the convictions contained in items i, ii and iii above.

LUIZ CARLOS TRABUCO CAPPI

date of birth:	10.6.1951
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	250.319.028-68
election position held:	Chairman of the Board of Directors
date of election:	3.11.2024
date that office was taken:	5.10.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2009

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Chairman of the Board of Directors (Non-Executive Board Member)
• BBD Participações S.A. Chairman of the Board of Directors and Chief Executive Officer
• Nova Cidade de Deus Participações S.A. Chief Executive Officer
• Bradespar S.A. Chairman of the Board of Directors
• Fundação Bradesco Chairman of the Managing Board and Chief Executive Officer
• Cidade de Deus – Companhia Comercial de Participações Chairman of the Board of Directors and Chief Executive Officer
• NCF Participações S.A. Chairman of the Board of Directors.
• Bradesco Auto/RE Companhia de Seguros Chairman of the Board of Directors
• Bradesco Capitalização S.A. Chairman of the Board of Directors
• Bradesco Leasing S.A. – Arrendamento Mercantil. Chairman of the Board of Directors
• Bradesco Saúde S.A. Chairman of the Board of Directors
• Bradesco Vida e Previdência S.A. Chairman of the Board of Directors
• Bradseg Participações S.A. Chairman of the Board of Directors
• BSP Empreendimentos Imobiliários S.A. Chairman of the Board of Directors
• Companhia Brasileira de Gestão de Serviços – Orizon Member of the Board of Directors

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• Elo Participações S.A. Member of the Board of Directors
• Fleury S.A. Effective Member of the Board of Directors
• Next Tecnologia e Serviços Digitais S.A. From 3.31.2020 to 4.28.2023 – Chairman of the Board of Directors
• Bitz Instituição de Pagamento From 1.16.2020 to 9.20.2024 – Chairman of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ALEXANDRE DA SILVA GLÜHER

date of birth:	8.14.1960
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	282.548.640-04
election position held:	Vice-Chairman of the Board of Directors
date of election:	3.11.2024
date that office was taken:	5.10.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.12.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Vice-Chairman of the Board of Directors
• BBD Participações S.A. Vice-Chairman of the Board of Directors and Vice-President
• Nova Cidade de Deus Participações S.A. Vice-President Director
• Fundação Bradesco Vice-Chairman of the Managing Board and Vice-President Director
• Cidade de Deus – Companhia Comercial de Participações Vice-Chairman of the Board of Directors and Vice-President
• NCF Participações S.A. Vice-Chairman of the Board of Directors.
• Bradesco Bank Chairman of the Board of Directors
• Bradesco Auto/RE Companhia de Seguros Member of the Board of Directors
• Bradesco Capitalização S.A. Member of the Board of Directors
• Bradesco Leasing S.A. – Arrendamento Mercantil Vice-Chairman of the Board of Directors
• Bradesco Saúde S.A. Member of the Board of Directors
• Bradesco Vida e Previdência S.A. Member of the Board of Directors
• Bradseg Participações S.A. Member of the Board of Directors
• BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors • Bradespar S.A. Vice-Chairman of the Board of Directors
• Next Tecnologia e Serviços Digitais S.A. From 8.31.2022 to 4.28.2023 Vice-Chairman of the Board of Directors
• Banco Digio S.A. From 3.25.2022 to 4.30.2024 – Member of the Board of Directors
• Bitz Instituição de Pagamento S.A. From 8.31.2022 to 9.19.2024 – Vice-Chairman of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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DENISE AGUIAR ALVAREZ

date of birth:	1.24.1958
profession:	Educator
CPF No. (Tax ID) or Passport No.:	032.376.698-65
election position held:	Member of the Board of Directors
date of election:	3.11.2024
date that office was taken:	5.10.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.12.1990

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Member of the Board of Directors (Non-Executive Board Member)
• BBD Participações S.A. Member of the Board of Directors
• Fundação Bradesco Member of the Managing Board and Officer
• Cidade de Deus-Companhia Comercial de Participações Member of the Board of Directors and Officer
• Bradespar S.A. Member of the Board of Directors • BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors
• Bradseg Participações S.A. 6.18.2018 to 7.20.2020 – Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MAURÍCIO MACHADO DE MINAS

date of birth:	7.1.1959
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	044.470.098-62
election position held:	Member of the Board of Directors
date of election:	3.11.2024
date that office was taken:	5.10.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.12.2018

Main professional experiences during the last 5 years, highlighting positions and roles held
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Member of the Board of Directors (Non-Executive Board Member).
• BBD Participações S.A. Member of the Board of Directors.
• Nova Cidade de Deus Participações S.A. Officer
• Fundação Bradesco Member of the Managing Board and Officer
• Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors and Officer

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• NCF Participações S.A. Member of the Board of Directors
• Bradesco Bank Vice-Chairman of the Board of Directors and Officer
• Bradesco Auto/RE Companhia de Seguros Member of the Board of Directors
• Bradesco Capitalização S.A. Member of the Board of Directors
• Bradesco Vida e Previdência S.A. Member of the Board of Directors
• Bradesco Saúde S.A. Member of the Board of Directors
• Bradesco Leasing S.A. – Arrendamento Mercantil Member of the Board of Directors
• BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors
• Bradseg Participações S.A. Member of the Board of Directors
• CPM Holdings Limited Member of the Board of Directors
• Bradespar S.A. Member of the Board of Directors
• Companhia Brasileira de Gestão de Serviços – Orizon Chairman of the Board of Directors
• Fleury S.A. Alternate Member of the Board of Directors • Odontoprev S.A. Alternate Member of the Board of Directors
• Banco Digio S.A. From 3.25.2022 to 4.30.2024 – Member of the Board of Directors
• Bitz Instituição de Pagamento S.A. From 1.16.2020 to 9.20.2024 – Member of the Board of Directors
• Next Tecnologia e Serviços Digitais S.A. From 3.31.2020 to 4.28.2023 Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

RUBENS AGUIAR ALVAREZ

date of birth:	10.23.1972
profession:	Economist
CPF No. (Tax ID) or Passport No.:	136.527.778-08
election position held:	Member of the Board of Directors
date of election:	3.11.2024
date that office was taken:	5.13.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	5.4.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Member of the Board of Directors (Non-Executive Board Member)
• Bradespar S.A. Member of the Board of Directors
• Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors and Officer
• Fundação Bradesco Member of the Managing Board and Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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OCTAVIO DE LAZARI JUNIOR

date of birth:	7.18.1963
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	044.745.768-37
election position held:	Member of the Board of Directors
date of election:	3.11.2024
date that office was taken:	5.10.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	12.21.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Member of the Board of Directors

•            BBD Participações S.A. Member of the Board of Directors

•            Nova Cidade de Deus Participações S.A. Officer

•            Fundação Bradesco Member of the Managing Board and Officer

•            Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors

•            NCF Participações S.A. Member of the Board of Directors

•            Bradesco Auto/RE Companhia de Seguros Member of the Board of Directors

•            Bradesco Capitalização S.A. Member of the Board of Directors

•            Bradesco Leasing S.A. – Arrendamento Mercantil Member of the Board of Directors

•            Bradesco Saúde S.A. Member of the Board of Directors

•            Bradesco Vida e Previdência S.A. Member of the Board of Directors

•            Bradseg Participações S.A. Member of the Board of Directors

•            BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors

•            Companhia Brasileira de Gestão de Serviços – Orizon Full Member of the Board of Directors

•            Fleury S.A. Alternate Member do Board of Directors

•            Odontoprev S.A. Effective Member of the Board of Directors

•            Elo Participações Ltda. From 4.28.2017 to 3.26.2024 Member of the Board of Directors

•            Banco Digio S.A. From 3.25.2022 to 4.30.2024 Member of the Board of Directors

•            Bitz Instituição de Pagamento S.A. From 1.16.2020 to 9.20.2024 Member of the Board of Directors

•            Next Tecnologia e Serviços Digitais S.A. From 3.31.2020 to 4.28.2023 Member of the Board of Directors

•            Bradesco Holding de Investimentos S.A. From 10.26.2022 to 4.17.2024 Chief Executive Officer

•            Banco Bradesco BBI S.A. 4.26.2018 to 4.29.2019 – Chief Executive Officer

•            Bradesco Diagnóstico em Saúde S.A. 2.11.2021 to 10.20.2021 – Chief Executive Officer

•            Bradesco Gestão de Saúde S.A. 2.11.2021 to 10.20.2021 – Chief Executive Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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ROGÉRIO PEDRO CÂMARA

date of birth:	10.5.1963
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	063.415.178-90
election position held:	Member of the Board of Directors
date of election:	3.10.2025
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
  Banco Bradesco S.A. Member of the Board of Directors
  Fundação Bradesco Member of the Managing Board and Officer
  NCF Participações S.A. Member of the Board of Directors
  Nova Cidade de Deus Participações S.A. Officer

•         Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors

•         Alelo Instituição de Pagamento S.A. Member of the Board of Directors

•         Bradesco Capitalização S.A. Member of the Board of Directors

•         Bradesco Vida e Previdência S.A. Member of the Board of Directors

•         Bradescard Elo Participações S.A. From 4.23.2021 to 4.30.2024 – Managing Officer

•         Companhia Securitizadora de Créditos Financeiros Rubi From 4.26.2023 to 4.30.2024 – Managing Officer

  Quixaba Empreendimentos e Participações Ltda. From 4.25.2023 to 4.29.2024 – Managing Officer
  Aranaú Holdings S.A. From 4.26.2023 to 4.29.2024 – Vice-President Director
  Kartra Participações Ltda. From 4.25.2023 to 4.30.2024 – Managing Officer
  Bradesco Leasing S.A. – Arrendamento Mercantil From 4.28.2021 to 9.19.2024 - Vice-President
  Banco Digio S.A. From 4.28.2023 to 4.30.2024 - Vice-Chairman of the Board of Directors
  Bitz Instituição de Pagamento S.A. From 10.17.2022 to 9.19.2024 – Managing Officer
  Next Tecnologia e Serviços Digitais S.A. From 4.25.2024 to 9.19.2024 – Executive Officer

•         Bradesco Holding de Investimentos S.A. 3.31.2021 a 4.17.2024 - Vice-President Director

  Banco Bradescard S.A. 4.30.2021 to 4.28.2023 - Vice-President Director
  Kirton Bank S.A. – Banco Múltiplo 4.28.2021 to 4.28.2023 - Vice-President Director
  Banco Bradesco BBI S.A. 4.26.2021 to 4.28.2023 - Vice-President Director
  Banco Bradesco BERJ S.A. 4.28.2021 to 4.28.2023 - Vice-President Director
  Banco Losango S.A. – Banco Múltiplo 4.28.2021 to 4.28.2023 - Vice-President Director
  BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.28.2021 to 4.28.2023 - Vice-President Director
  Bradesco Administratora de Consórcios Ltda. 4.28.2021 to 4.28.2023 - Vice-President Director
  Ágora Investimentos S.A. 4.30.2021 to 4.27.2023 - Vice-President Director
  Banco Bradesco Financiamentos S.A. 4.29.2021 to 4.28.2023 - Managing Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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SAMUEL MONTEIRO DOS SANTOS JUNIOR

date of birth:	2.5.1946
profession:	Lawyer
CPF No. (Tax ID) or Passport No.:	032.621.977-34
election position held:	Independent Member of the Board of Directors
date of election:	3.11.2024
date that office was taken:	5.13.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.11.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Independent Member of the Board of Directors
• Bradesco Auto/RE Companhia de Seguros Vice-Chairman of the Board of Directors
• Bradesco Capitalização S.A. Vice-Chairman of the Board of Directors
• Bradesco Vida e Previdência S.A. Vice-Chairman of the Board of Directors
• Bradesco Saúde S.A. Vice-Chairman of the Board of Directors
• Bradseg Participações S.A. Vice-Chairman of the Board of Directors
• BSP Empreendimentos Imobiliários S.A. Vice-Chairman of the Board of Directors
• Companhia Brasileira de Gestão de Serviços – Orizon Full Member of the Board of Directors
• Fleury S.A. Effective Member of the Board of Directors
• Odontoprev S.A. Effective Member of the Board of Directors
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

WALTER LUIS BERNARDES ALBERTONI

date of birth:	9.29.1968
profession:	Lawyer
CPF No. (Tax ID) or Passport No.:	147.427.468-48
election position held:	Independent Member of the Board of Directors
date of election:	3.11.2024
date that office was taken:	5.13.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.11.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Independent Member of the Board of Directors

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

PAULO ROBERTO SIMÕES DA CUNHA

date of birth:	5.27.1950
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	567.047.048-68
election position held:	Independent Member of the Board of Directors
date of election:	3.11.2024
date that office was taken:	5.11.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.12.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Independent Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

DENISE PAULI PAVARINA

date of birth:	4.14.1963
profession:	Financial Advisor
CPF No. (Tax ID) or Passport No.:	076.818.858-03
election position held:	Independent Member of the Board of Directors
date of election:	3.11.2024
date that office was taken:	5.11.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Independent Member of the Board of Directors.
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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✓	MEMBERS OF THE BOARD OF EXECUTIVE OFFICERS:

Term of Office: Up until the first Meeting of the Board of Directors, which is to be held after the 2026 Annual Shareholders’ Meeting. The term of office may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent members: No

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Board of Executive Officers is involved in the convictions contained in items i, ii and iii above.

MARCELO DE ARAÚJO NORONHA

date of birth:	8.10.1965
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	360.668.504-15
election position held:	Chief Executive Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	12.17.2010

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

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•            Banco Bradesco S.A. Chief Executive Officer. From 2.4.2015 to 11.22.2023 – Executive Vice-President

•            BBD Participações S.A. Member of the Board of Directors

•            Nova Cidade de Deus Participações S.A. Officer

•            Fundação Bradesco Member of the Managing Board and Officer

•            Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors

•            Bradesco Leasing S.A. – Arrendamento Mercantil Chief Executive Officer

•            NCF Participações S.A. Chief Executive Officer

•            Alelo Instituição de Pagamento S.A. Member of the Board of Directors

•            Cielo S.A. Instituição de Pagamento Member of the Board of Directors

•            Elo Participações Ltda. Vice-Chairman of the Board of Directors

•            Elo Serviços S.A. Member of the Board of Directors

•            Livelo S.A. Member of the Board of Directors

•            Bradesco Securities Hong Kong Limited From 2.10.2017 to 1.19.2023 – Chairman of the Board of Directors

•            Bradesco Securities UK Limited From 12.22.2016 to 12.26.2022 – Chairman of the Board of Directors

•            Bradesco Securities, Inc. From 11.6.2016 to 12.26.2022 - Chairman of the Board of Directors

•            Bradesco Bank From 4.28.2021 to 2.26.2024 – Member of the Board of Executive Officers

•            Banco Digio S.A. From 4.30.2021 to 4.28.2024 – Chairman of the Board of Directors

•            Bitz Instituição de Pagamento S.A. From 10.17.2022 to 9.20.2024 – Managing Officer

•            Bradesco Holding de Investimentos S.A. Vice-President

•            Bradescard Elo Participações S.A. From 4.26.2023 to 4.30.2024 – Managing Officer

•            Bradport - S.G.P.S. Sociedade Unipessoal, Ltda. From 8.11.2017 to 5.22.2024 Manager

•            Companhia Securitizadora de Créditos Financeiros Rubi From 4.26.2023 to 4.30.2024 – Managing Officer

•            Quixaba Empreendimentos e Participações Ltda. From 4.25.2023 to 4.29.2024 – Managing Officer

•            Next Tecnologia e Serviços Digitais S.A. From 4.28.2023 to 4.25.2024 – General Officer

•            Aranaú Holdings S.A. From 4.17.2019 to 4.29.2024 – Vice-President

•            Kartra Participações Ltda. From 4.25.2023 to 4.30.2024 – General Officer

•            Banco Bradesco BBI S.A. 4.29.2019 to 4.28.2023 – General Officer

•            Banco Bradesco BERJ S.A. 4.30.2019 to 4.28.2023 - Vice-President

•            Banco Bradesco Financiamentos S.A. 4.27.2017 to 4.28.2023 – Managing Officer

•            Banco Losango S.A. – Banco Múltiplo 4.30.2019 to 4.28.2023 – Vice-President

•            BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.30.2019 to 4.28.2023 – Vice-President

•            Ágora Investimentos S.A. 4.22.2019 to 4.27.2023 – Vice-President

•            Kirton Bank S.A. – Banco Múltiplo 4.30.2019 to 4.28.2023 – Vice-President

•            Bradesco Administratora de Consórcios Ltda. 4.30.2019 to 4.28.2023 – Vice-President

•            Banco Bradescard S.A. 4.30.2019 to 4.28.2023 – Vice-President

•            Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 1.14.2019 to 3.4.2022 – General Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CASSIANO RICARDO SCARPELLI

date of birth:	7.28.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	082.633.238-27
election position held:	Executive Vice-President and Chief Financial Officer (CFO)
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.9.2015

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

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Table of Contents	7. Shareholders’ meeting and management

•            Banco Bradesco S.A. Executive Vice-President and Chief Financial Officer (CFO)

•            BBD Participações S.A. Member of the Board of Directors

•            Nova Cidade de Deus Participações S.A. Officer

•            Fundação Bradesco Member of the Managing Board and Officer

•            Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors

•            Bradesco Leasing S.A. – Arrendamento Mercantil Vice-President and Investor Relations Officer

•            NCF Participações S.A. Vice-President

•            Cielo S.A. - Instituição de Pagamento. Vice-Chairman of the Board of Directors

•            Banco Bradesco BERJ S.A. General Officer

•            Bradescard Elo Participações S.A. Executive Officer

•            Next Tecnologia e Serviços Digitais S.A. General Officer

•            Aranaú Holdings S.A. Vice-President

•            Kirton Bank S.A. – Banco Múltiplo General Officer

•            Kartra Participações Ltda. Vice-President

•            Quixaba Empreendimentos e Participações Ltda. General Officer

•            Companhia Securitizadora de Créditos Financeiros Rubi General Officer

•            Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. From 2.28.2023 to 4.29.2024 – Member of the Board of Directors

•            Ágora Investimentos S.A. From 4.27.2023 to 4.22.2024 – Managing Officer

•            Bitz Instituição de Pagamento S.A. 10.17.2022 to 9.20.2024 – Managing Officer

•            Banco Bradescard S.A. 4.30.2019 to 4.28.2023 - Vice-President

•            Banco Bradesco BBI S.A. 4.26.2018 to 4.28.2023 - Vice-President

•            Banco Bradesco Financiamentos S.A. 4.27.2018 to 4.28.2023 - Managing Officer

•            Banco Losango S.A. – Banco Múltiplo 4.30.2019 to 4.28.2023 - Vice-President

•            BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.30.2019 to 4.28.2023 - Vice-President

•            Bradesco Administratora de Consórcios Ltda. 4.30.2019 to 4.28.2023 - Vice-President

•            Bradesco Holding de Investimentos S.A. 4.22.2019 to 4.17.2024 - Vice-President

•            Bradesco Bank 10.30.2020 to 4.28.2021 - Vice-Chairman of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MOACIR NACHBAR JUNIOR

date of birth:	4.5.1965
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	062.947.708-66
election position held:	Executive Vice-President
date of election:	3.21.2024
date that office was taken:	7.30.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.1.2012

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

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•           Banco Bradesco S.A. Executive Vice-President

•           Fundação Bradesco Member of the Managing Board

•           Nova Cidade de Deus Officer

•           NCF Participações S.A. Officer

•           Bradesco Leasing S.A. – Arrendamento Mercantil Vice-President

•           Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors

•           Banco Bradesco Europa Vice-Chairman of the Board of Directors

•           Next Tecnologia e Serviços Digitais S.A. Executive Officer

•            Bitz Instituição de Pagamento S.A. From 10.17.2022 to 9.20.2024 – Managing Officer

•           Bradescard Elo Participações S.A. From 4.20.2022 to 4.30.2024 – Managing Officer

•           Companhia Securitizadora de Créditos Financeiros Rubi From 4.26.2023 to 4.30.2024 – Managing Officer

•           Quixaba Empreendimentos e Participações Ltda. From 4.25.2023 to 4.29.2024 – Managing Officer

•           Aranaú Holdings S.A. From 5.20.2022 to 4.29.2024 – Vice-President

•           Kartra Participações Ltda. From 4.25.2023 to 4.30.2024 – Managing Officer

•           Bradesco Holding de Investimentos S.A. 4.29.2022 to 4.17.2024 - Vice-President

•           Ágora Investimentos S.A. 4.19.2022 to 4.27.2023 - Vice-President

•           Banco Bradesco Financiamentos S.A. 4.29.2020 to 4.28.2023 - Managing Officer

•           Banco Losango S.A. – Banco Múltiplo 4.19.2022 to 4.28.2023 - Vice-President

•           BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.28.2022 to 4.28.2023 - Vice-President

•           Bradesco Administratora de Consórcios Ltda. 4.29.2022 to 4.28.2023 - Vice-President

•           Banco Bradescard S.A. 4.18.2022 to 4.28.2023 - Vice-President

•           Banco Bradesco BBI S.A. 4.18.2022 to 4.28.2023 - Vice-President

•           Banco Bradesco BERJ S.A 4.19.2022 to 4.28.2023 - Vice-President

•           Kirton Bank S.A. – Banco Múltiplo 4.22.2022 to 4.28.2023 - Vice-President

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JOSÉ RAMOS ROCHA NETO

date of birth:	12.8.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	624.211.314-72
election position held:	Executive Vice-President
date of election:	3.21.2024
date that office was taken:	7.30.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.13.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Executive Vice-President

•            Fundação Bradesco Member of the Managing Board

•            Bradesco Administratora de Consórcios Ltda. General Officer

•            Bradesco Leasing S.A. – Arrendamento Mercantil Vice-President

•            Kartra Participações Ltda. General Officer

•            Nova Cidade de Deus Participações S.A. Officer

•            Next Tecnologia e Serviços Digitais S.A. Executive Officer

•            Kirton Bank S.A. - Banco Múltiplo From 4.28.2023 to 4.22.2024 – General Officer

•            BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. 4.28.2023 to 4.9.2024 – General Officer

•           Aranaú Holdings S.A. From 4.26.2023 to 4.29.2024 - Managing Officer

•            Ágora Investimentos S.A. 2.13.2023 to 4.27.2023 Vice-President

•            Bradesco Holding de Investimentos S.A. 4.26.2023 to 4.17.2024 Vice-President

•            Aranaú Holdings S.A. 2.17.2020 to 4.27.2021 - Managing Officer

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

GUILHERME MULLER LEAL

date of birth:	11.12.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	965.442.017-15
election position held:	Executive Vice-President
date of election:	3.21.2024
date that office was taken:	8.2.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•         Banco Bradesco S.A. Executive Vice-President

•         Fundação Bradesco Member of the Managing Board

•         Nova Cidade de Deus Participações S.A. Officer

•         BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. General Officer

•         Bradesco Bank Member of the Board of Directors

•         Banco Bradesco Europa S.A. Chairman of the Board of Directors

•         Companhia Securitizadora de Créditos Financeiros Rubi Executive Officer

•         Quixaba Empreendimentos e Participações Ltda. Managing Officer

•         Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. Chairman of the Board of Directors

•         Bradesco Leasing S.A. – Arrendamento Mercantil 4.18.2019 to 4.30.2020 – Managing Officer

•         Banco Bradescard S.A. 4.30.2019 to 4.20.2020 – Managing Officer

•         Banco Bradesco BBI S.A. 4.29.2019 to 4.27.2020 – Managing Officer

•         Banco Bradesco BERJ S.A. 4.30.2019 to 4.20.2020 – Managing Officer

•         Banco Losango S.A. - Banco Múltiplo 4.30.2019 to 4.20.2020 – Managing Officer

•         Bradesco Administradora de Consórcios Ltda. 4.30.2019 to 4.22.2020 – Managing Officer

•         Kirton Bank S.A. - Banco Múltiplo 4.30.2019 to 7.31.2020 – Managing Officer

•         Ágora Investimentos S.A. General Officer

•         Bitz Serviços Financeiros S.A. 4.17.2019 to 4.30.2021 – Managing Officer

•         Bradesco Holding de Investimentos S.A. 4.22.2019 to 3.31.2021 – Managing Officer

•         Next Tecnologia e Serviços Digitais S.A. Executive Officer

•         Aranaú Holdings S.A. 4.17.2019 to 4.27.2021 – Managing Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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BRUNO D’AVILA MELO BOETGER

date of birth:	6.17.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	867.743.957-91
election position held:	Executive Vice-President
date of election:	3.21.2024
date that office was taken:	8.2.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	12.4.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•           Banco Bradesco S.A. Executive Vice-President

•           Fundação Bradesco Member of the Managing Board

•           Nova Cidade de Deus Participações S.A. Officer

•           Next Tecnologia e Serviços Digitais S.A. Executive Officer

•           Bradesco Securities, Inc. Chairman of the Board of Directors

•           Bradesco Securities UK Limited Chairman of the Board of Directors

•           Bradesco Securities Hong Kong Limited Vice-Chairman of the Board of Directors

•           Banco Bradesco BBI S.A. General Officer

•           Banco Bradesco Europa S.A. 4.11.2018 to 6.28.2019 – Vice-Chairman of the Board of Directors

•           Banco Losango S.A. – Banco Múltiplo 4.30.2019 to 4.20.2020 – Managing Officer

•           Kirton Bank S.A. – Banco Múltiplo 4.30.2019 to 7.31.2020 – Managing Officer

•           Bradesco Leasing S.A. – Arrendamento Mercantil 4.18.2019 to 4.30.2020 – Managing Officer

•           Banco Bradescard S.A. 4.30.2019 to 7.31.2020 – Managing Officer

•           Banco Bradesco BERJ S.A. 4.30.2019 to 4.20.2020 – Managing Officer

•           BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.30.2019 to 4.17.2020 – Managing Officer

•           Bradesco Administratora de Consórcios Ltda. 4.30.2019 to 4.22.2020 – Managing Officer

•           Ágora Investimentos S.A. 4.22.2019 to 4.30.2021 – Managing Officer

•           Bitz Serviços Financeiros S.A. 11.26.2019 to 4.30.2021 – Managing Officer

•           Bradesco Holding de Investimentos S.A. 4.22.2019 to 3.31.2021 – Managing Officer

•           Quixaba Empreendimentos e Participações Ltda. 4.22.2019 to 3.31.2021 – Managing Officer

•           Aranaú Holdings S.A. 4.17.2019 to 4.27.2021 – Managing Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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JOÃO CARLOS GOMES DA SILVA

date of birth:	1.20.1961
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	044.972.398-45
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.2.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.22.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Executive Officer

•            Fundação Bradesco Member of the Managing Board

•            Banco Bradesco BERJ S.A. Executive Officer

•            Kirton Bank S.A. – Banco Múltiplo Managing Officer

•            Banco Bradesco Financiamentos S.A. 4.29.2020 to 4.22.2024 – Managing Officer

•            Bradesco Administratora de Consórcios Ltda. From 4.30.2019 to 4.29.2024 – Managing Officer

•            Bradesco Holding de Investimentos S.A. 4.22.2019 to 10.26.2022 – Managing Officer

•            Banco Losango S.A. – Banco Múltiplo From 4.30.2019 to 4.18.2024 – Managing Officer

•            Bradesco Leasing S.A. – Arrendamento Mercantil 4.18.2019 to 4.30.2020 – Managing Officer

•            Banco Bradescard S.A. 4.30.2019 to 4.20.2020 – Managing Officer

•            Banco Bradesco BBI S.A. 4.29.2019 to 4.27.2020 – Managing Officer

•            BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.30.2019 to 4.27.2020 – Managing Officer

•            Ágora Investimentos S.A. 4.22.2019 to 4.30.2021 – Managing Officer

•            Bitz Serviços Financeiros S.A. 11.26.2019 to 4.30.2021 – Managing Officer

•            Next Tecnologia e Serviços Digitais S.A. 3.25.2019 to 3.31.2020 – Managing Officer

•            Quixaba Empreendimentos e Participações Ltda. 4.22.2019 to 3.31.2021 – Managing Officer

•            Aranaú Holdings S.A. 4.17.2019 to 4.27.2021 – Managing Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ROBERTO DE JESUS PARIS

date of birth:	9.15.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	106.943.838-30
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.28.2019

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Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Executive Officer

•            Fundação Bradesco Member of the Managing Board

•            Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 7.5.2021 to 1.17.2023 - Managing Officer

•            Banco Bradesco Europa 4.29.2022 to 4.28.2023 - Vice-Chairman of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

OSWALDO TADEU FERNANDES

date of birth:	10.20.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	088.897.978-94
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.25.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Executive Officer

•            Fundação Bradesco Member of the Managing Board

•            Bradesco Leasing S.A. - Arrendamento Mercantil Executive Officer

•            Bradesco Administradora de Consórcios Ltda. Officer

•            Banco Bradesco BBI S.A. Officer

•            Banco Bradescard S.A. Officer

•            Banco Bradesco BERJ S.A. Officer

•            Banco Losango S.A. - Banco Múltiplo Officer

•            Banco Bradesco Financiamentos S.A. Officer

•            Kirton Bank S.A. - Banco Múltiplo Officer

•            Ágora Investimentos S.A. From 4.30.2021 to 4.22.2024 – Officer

•            Banco Digio S.A. From 3.25.2022 to 4.30.2024 – Officer

•            BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

•            Bitz Instituição de Pagamento S.A. From 4.30.2021 to 9.20.2024 – Officer

•            Bradescard Elo Participações S.A. From 4.23.2021 to 4.30.2024 – Officer

•            Bradesco Holding de Investimentos S.A. From 4.26.2023 to 4.18.2024 – Vice-President

•            Companhia Securitizadora de Créditos Financeiros Rubi From 4.23.2021 to 4.30.2024 – Officer

•            Quixaba Empreendimentos e Participações Ltda. From 3.31.2021 to 4.29.2024 – Officer

•            Aranaú Holdings S.A. From 4.27.2021 to 4.29.2024 – Officer

•            Kartra Participações Ltda. From 2.25.2022 to 4.30.2024 – Officer

•            Next Tecnologia e Serviços Digitais S.A. From 4.28.2023 to 4.25.2024 – Officer

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

EDILSON DIAS DOS REIS

date of birth:	12.26.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	809.141.447-15
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.13.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Executive Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JULIANO RIBEIRO MARCILIO

date of birth:	4.25.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	253.578.878-02
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.5.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

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•           Banco Bradesco S.A. Executive Officer

•           Bradesco Auto/RE Companhia de Seguros 3.27.2017 to 1.13.2020 - Officer

•           Bradesco Capitalização S.A. 3.21.2017 to 1.13.2020 – Officer

•           Bradesco Saúde S.A. 4.27.2017 to 1.13.2020 – Officer

•           Bradesco Saúde – Operadora de Planos S.A. 6.5.2018 to 1.13.2020 – Officer

•           Bradesco Seguros S.A. 3.21.2017 to 1.13.2020 – Officer

•           Bradesco Vida e Previdência S.A. 3.22.2017 to 1.13.2020 – Officer

•           Bradseg Participações S.A. 3.20.2018 to 1.13.2020 – Officer

•           Mediservice – Administratora de Planos de Saúde S.A. 3.30.2017 to 1.13.2020 – Officer

•           Novamed Gestão de Clínicas Ltda. 4.25.2017 to 1.13.2020 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

FERNANDO FREIBERGER

date of birth:	11.28.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	732.669.659-49
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	10.1.2016

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Executive Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JOSÉ AUGUSTO RAMALHO MIRANDA

date of birth:	1.28.1980
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	268.676.278-03
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	12.11.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:

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i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Executive Officer

•            Fundação Bradesco Member of the Managing Board

•            Banco Bradesco Europa S.A. Member of the Board of Directors

•            Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

RENATA GEISER MANTARRO

date of birth:	8.27.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	074.432.258-81
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•           Banco Bradesco S.A. Executive Officer

•           Fundação Bradesco Member of the Managing Board

•           Banco Bradesco Europa From 4.29.2022 to 4.30.2024 – Member of the Board of Directors

•           Banco Bradescard S.A. 1.2.2020 to 4.18.2022 – Officer

•           Banco Bradesco BBI S.A. 2.9.2018 to 4.18.2022 – Officer

•           Banco Bradesco BERJ S.A. 1.2.2020 to 4.18.2022 – Officer

•           Banco Bradesco Financiamentos S.A. 1.2.2019 to 4.18.2022 – Officer

•           Banco Losango S.A. – Banco Múltiplo 1.2.2020 to 4.18.2022 – Officer

•           BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 1.2.2020 to 4.18.2022 – Officer

•           Bradesco Administratora de Consórcios Ltda. 4.22.2020 to 4.18.2022 – Officer

•           Bradesco Leasing S.A. – Arrendamento Mercantil. 1.2.2020 to 5.6.2022 Officer

•           Bradesco Asset Management S.A. DTVM 1.2.2020 to 3.4.2022 – Officer

•           Ágora Corretora de Títulos e Valores Mobiliários S.A. 2.1.2018 to 1.2.2020 – Officer

•           Bradesco S.A. Corretora de Títulos e Valores Mobiliários 2.1.2018 to 1.2.2020 – Officer

•           Kirton Bank S.A. – Banco Múltiplo 7.31.2020 to 4.18.2022 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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ANDRÉ LUIS DUARTE DE OLIVEIRA

date of birth:	12.17.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	117.234.298-99
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.2.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	5.6.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Executive Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CÍNTIA SCOVINE BARCELOS DE SOUZA

date of birth:	11.15.1972
profession:	Engineer
CPF No. (Tax ID) or Passport No.:	028.069.117-37
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.2.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	7.1.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Executive Officer • Banco Bradesco Europa S.A. Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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MARCOS VALÉRIO TESCAROLO

date of birth:	9.26.1964
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	085.195.768-42
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.5.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	12.23.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•           Banco Bradesco S.A. Executive Officer

•           Banco Bradesco Financiamentos S.A. Executive Officer

•           Banco Losango S.A. – Banco Múltiplo Executive Officer

•           Bradesco Administratora de Consórcios Ltda. Executive Officer

•           Banco Bradescard S.A. From 4.28.2023 to 4.25.2024 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

VINICIUS URIAS FAVARÃO

date of birth:	11.20.1974
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	177.975.708-50
election position held:	Executive Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

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•           Banco Bradesco S.A. Executive Officer

•           Alelo Instituição de Pagamento S.A. Chairman of the Board of Directors

•           Aranaú Holdings S.A. Executive Officer

•           Banco Bradesco BERJ S.A. Executive Officer

•           Bradescard Elo Participações S.A. Executive Officer

•           Banco Bradesco Financiamentos S.A. From 1.4.2021 to 7.31.2024 – Officer

•           Banco Losango S.A. - Banco Múltiplo. From 4.28.2021 to 7.31.2024 – Officer

•           Bradesco Holding de Investimentos S.A. Executive Officer

•           Cielo S.A. - Instituição de Pagamento Member of the Board of Directors

•            Elo Participações Ltda. Member of the Board of Directors

•            Kartra Participações Ltda. Executive Officer

•           Kirton Bank S.A. - Banco Múltiplo Executive Officer

•           Livelo S.A. Chairman of the Board of Directors

•           Elo Serviços S.A. Member of the Board of Directors

•           Fundação Bradesco 8.30.2019 to 1.4.2021 - Member of the Managing Board

•           BP Promotora de Vendas Ltda. 1.4.2021 to 10.31.2023 – Officer

•           Banco Digio S.A. 4.30.2019 to 3.25.2022 - Member of the Board of Directors

•           Banco Bradescard S.A. 4.25.2017 to 2.8.2021 - Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

SILVANA ROSA MACHADO

date of birth:	4.17.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	132.005.388-21
election position held:	Executive Officer
date of election:	4.30.2024
date that office was taken:	9.9.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	4.30.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Executive Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

TÚLIO XAVIER DE OLIVEIRA

date of birth:	2.21.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	220.506.758-36
election position held:	Executive Officer
date of election:	4.30.2024
date that office was taken:	9.9.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	4.30.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Executive Officer • Bitz Instituição de Pagamento S.A. Officer • Cielo S.A. - Instituição de Pagamento Effective Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

FRANCESCO DI MARCELLO

date of birth:	7.12.1974
profession:	Aerospace Engineer
CPF No. (Tax ID) or Passport No.:	244.266.928-57
election position held:	Executive Officer
date of election:	8.1.2024
date that office was taken:	10.7.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	8.1.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Executive Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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✓	MEMBERS OF THE BOARD:

Term of Office: Up until the first Meeting of the Board of Directors, which is to be held after the 2026 Annual Shareholders’ Meeting. The term of office may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent members: No

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Board is involved in the convictions contained in items i, ii and iii above.

AFFONSO CORREA TACIRO JUNIOR

date of birth:	4.4.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	125.725.268-24
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.5.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	6.15.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Officer

•            Banco Bradesco Financiamentos S.A. Officer

•            Banco Losango S.A. – Banco Múltiplo Officer

•            BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

•            Bradesco Administradora de Consórcios Officer

•            Banco Bradesco BBI S.A. Officer

•            Banco Bradescard S.A. Officer

•            Banco Digio S.A. Officer

•            Bradesco Leasing S.A. - Arrendamento Mercantil Officer

•            Bitz Instituição de Pagamento S.A. Officer

•            Kirton Bank S.A. - Banco Múltiplo Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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AFRANIO CARLOS CAMARGO DANTZGER

date of birth:	12.23.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	269.351.958-61
election position held:	Officer
date of election:	30.4.2025
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	4.30.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ALESSANDRO ZAMPIERI

date of birth:	4.15.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	133.066.828-61
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.2.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	6.1.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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ALEXANDRE CESAR PINHEIRO QUERCIA

date of birth:	6.17.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	126.285.468-76
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.6.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	7.11.2016

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ALEXANDRE PANICO

date of birth:	4.7.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	106.815.368-70
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer and Bradesco Corporate One Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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ANA LUÍSA RODELA BLANCO

date of birth:	11.4.1984
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	332.495.138-06
election position held:	Officer
date of election:	1.16.2025
date that office was taken:	4.8.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	1.16.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ANDRÉ COSTA CARVALHO

date of birth:	5.17.1972
profession:	Economist
CPF No. (Tax ID) or Passport No.:	016.799.687-85
election position held:	Officer and Investor Relations Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer and Investor Relations Officer • NCF Participações S.A. Deputy Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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ANDRÉ DAVID MARQUES

date of birth:	4.13.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	934.928.129-53
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	12.10.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Banco Bradescard S.A. Officer • Fundação Bradesco 12.10.2020 to 4.28.2021 Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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ANDRÉ FERREIRA GOMES

date of birth:	7.18.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	059.012.418-86
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	12.9.2013

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ANTONIO CAMPANHA JUNIOR

date of birth:	9.9.1975
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	167.477.158-45
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	6.15.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Officer

•            Banco Bradesco Financiamentos S.A. Officer

•            Banco Losango S.A. – Banco Múltiplo Officer

•            BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

•            Banco Bradesco Administradora de Consórcios Ltda. Officer

•            Banco Bradescard S.A. Officer

•            Banco Bradesco BBI S.A. Officer

•            Banco Bradesco BERJ S.A. Officer

•            Banco Digio S.A. Officer

•            Bitz Instituição de Pagamento S.A. Officer

•            Bradesco Leasing S.A. - Arrendamento Mercantil Officer

•            Kirton Bank S.A. - Banco Múltiplo Officer

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

BRÁULIO MIRANDA OLIVEIRA

date of birth:	7.8.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	941.945.726-53
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.5.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	6.15.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

BRUNO FUNCHAL

date of birth:	12.11.1978
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	082.654.487-83
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.12.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.10.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 5.2.2022 to 1.9.2024 – Officer

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

BRUNO ROSA CARDOSO

date of birth:	1.14.1978
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	301.177.408-02
election position held:	Officer
date of election:	1.16.2025
date that office was taken:	4.4.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	1.16.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CARLOS HENRIQUE VILLELA PEDRAS

date of birth:	9.20.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	011.710.097-80
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.6.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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CARLOS LEIBOWICZ

date of birth:	12.31.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	225.472.338-35
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	10.7.2016

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CARLOS WAGNER FIRETTI

date of birth:	11.5.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	116.362.538-81
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.2.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.4.2015

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Officer

•            Fundação Bradesco Member of the Managing Board

•            Bradesco Leasing S.A. – Arrendamento Mercantil Officer

•            NCF Participações S.A. From 1.27.2023 to 4.15.2024 – Deputy Officer

•            Banco Bradesco BBI S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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CLAYTON NEVES XAVIER

date of birth:	12.3.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	103.750.518-21
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.8.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•           Banco Bradesco S.A. Officer

•           Banco Bradesco BBI S.A. Officer

•           Bitz Instituição de Pagamento S.A. Officer

•           Banco Digio S.A. Officer

•           Bradesco Leasing S.A. – Arrendamento Mercantil Officer

•           Banco Bradesco BERJ S.A. From 4.19.2022 to 8.2.2024 – Officer

•           Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários Officer

•           Kirton Bank S.A. – Banco Múltiplo Officer

•           Banco Bradesco Financiamentos S.A. From 4.19.2022 to 7.30.2024 – Officer

•           Banco Bradescard S.A. From 4.18.2022 to 7.30.2024 – Officer

•           Banco Losango S.A. - Banco Múltiplo From 4.19.2022 to 7.30.2024 – Officer

•           BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. From 4.28.2022 to 4.10.2024 – Officer

•           Bradesco Administradora de Consórcios Ltda. From 4.29.2022 to 7.30.2024 - Officer

•           Bradespar S.A. 4.29.2013 to 4.29.2022 – Alternate Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CRISTIANO ADJUTO E CAMPOS

date of birth:	9.22.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	007.993.096-48
election position held:	Officer
date of election:	4.3.2025
date that office was taken:	5.23.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	4.3.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

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i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CRISTINA COELHO DE ABREU PINNA

date of birth:	9.23.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	165.131.368-73
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.3.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

DANIELA PINHEIRO DE CASTRO

date of birth:	4.4.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	157.008.458-06
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	10.20.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

DANILO LUIS DAMASCENO

date of birth:	2.25.1977
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	200.051.688-21
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.5.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	7.1.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Officer

•            Banco Bradesco BBI S.A. Officer

•            Banco Digio S.A. Officer

•            Banco Bradesco BERJ S.A. Officer

•            Banco Bradescard S.A. Officer

•            Bitz Instituição de Pagamento S.A. Officer

•            Bradesco Administradora de Consórcios Ltda. Officer

•            Kirton Bank - Banco Múltiplo Officer

•            Banco Bradesco Financiamentos S.A. Officer

•            Banco Losango S.A. – Banco Múltiplo Officer

•            BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

FABIO SUZIGAN DRAGONE

date of birth:	5.21.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	219.133.838-06
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.13.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	8.1.2023

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Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Bradesco Seguros S.A. From 12.21.2018 to 7.31.2023 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

FERNANDO ANTÔNIO TENÓRIO

date of birth:	6.13.1961
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	226.475.114-20
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2005

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

FERNANDO HONORATO BARBOSA

date of birth:	4.24.1979
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	213.131.738-78
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

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Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

FRANCISCO ARMANDO ARANDA

date of birth:	6.2.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	032.952.429-17
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.16.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JEFERSON RICARDO GARCIA HONORATO

date of birth:	8.31.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	129.380.218-28
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	7.30.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

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Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board • Next Tecnologia e Serviços Digitais S.A. From 4.28.2023 to 4.25.2024 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JOSÉ LEANDRO BORGES

date of birth:	4.3.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	135.349.248-60
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JULIANA LAHAM

date of birth:	4.2.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	279.737.268-96
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.5.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	11.1.2022

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Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JULIO CARDOSO PAIXÃO

date of birth:	12.5.1977
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	212.782.698-19
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.2.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	6.14.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board • Bradesco Leasing S.A. – Arrendamento Mercantil From 5.6.2022 to 4.29.2024 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JÚLIO CÉSAR DE ALMEIDA GUEDES

date of birth:	12.20.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	212.479.348-96
election position held:	Officer
date of election:	4.30.2024
date that office was taken:	9.10.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	4.30.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

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i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LAYETTE LAMARTINE AZEVEDO JUNIOR

date of birth:	8.18.1961
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	337.092.034-49
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	6.1.2011

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LEANDRO JOSÉ DINIZ

date of birth:	11.2.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	062.643.218-93
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.9.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.3.2012

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

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• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board • Bradesco Leasing S.A. – Arrendamento Mercantil 4.18.2019 to 5.6.2022 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LEANDRO KARAM CORREA LEITE

date of birth:	10.29.1979
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	273.746.958-96
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	11.1.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LEANDRO MARÇAL ARAÚJO

date of birth:	11.23.1987
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	230.851.398-50
election position held:	Officer
date of election:	1.30.2025
date that office was taken:	4.4.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	1.30.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LETÍCIA CARDELLI BUSO GOMES

date of birth:	1.27.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	219.882.088-90
election position held:	Officer
date of election:	12.5.2024
date that office was taken:	1.21.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	12.5.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LUIS CLAUDIO DE FREITAS COELHO PEREIRA

date of birth:	8.6.1972
profession:	Business Administrator
CPF No. (Tax ID) or Passport No.:	147.503.068-19
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	7.26.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.21.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Officer

•            BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

•            Ágora Corretora de Títulos e Valores Mobiliários Ltda. From 1.4.2021 to 3.21.2024 – General Officer

•            Bradesco S.A. Corretora de Títulos e Valores Mobiliários From 9.29.2017 to 3.21.2024 – Officer

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LUIZ PHILIPE ROXO BIOLCHINI

date of birth:	7.7.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	011.675.837-60
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.10.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 7.5.2021 to 1.9.2024 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MANOEL GUEDES DE ARAUJO NETO

date of birth:	10.1.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	387.789.395-34
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.7.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARCELO SOUZA RAMOS

date of birth:	2.23.1978
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	213.476.688-37
election position held:	Officer
date of election:	1.16.2025
date that office was taken:	4.4.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	1.16.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARCIO RENATO RIBEIRO SILVA

date of birth:	4.15.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	722.639.466-91
election position held:	Officer
date of election:	4.30.2025
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	4.30.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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MARCO AURELIO GALICIOLI

date of birth:	1.27.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	850.594.719-34
election position held:	Officer
date of election:	12.5.2024
date that office was taken:	1.22.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	12.5.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARCOS ALEXANDRE PINA CAVAGNOLI

date of birth:	10.15.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	261.433.668-88
election position held:	Officer
date of election:	10.17.2024
date that office was taken:	12.10.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	10.17.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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MARCOS DANIEL BOLL

date of birth:	4.11.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	829.357.189-68
election position held:	Officer, in addition to performing the role of Ombudsman
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Officer

•            Banco Bradesco Financiamentos S.A. Officer

•            Banco Losango S.A. – Banco Múltiplo Officer

•            BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

•            Banco Bradescard S.A. Officer

•            Banco Bradesco BBI S.A. Officer

•            Banco Bradesco BERJ S.A. Officer

•            Banco Digio S.A. Officer

•            Bradesco Administradora de Consórcios Ltda. Officer

•            Bradesco Leasing S.A. - Arrendamento Mercantil Officer

•            Bitz Instituição de Pagamento S.A. Officer

•            Kirton Bank S.A. - Banco Múltiplo Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARINA BAUAB CARVALHO WEREBE

date of birth:	11.4.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	222.641.558-09
election position held:	Officer
date of election:	1.16.2025
date that office was taken:	4.7.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	1.16.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

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• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARINA CLAUDIA GONZALEZ MARTIN DE CARVALHO

date of birth:	11.1.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	101.895.258-60
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.12.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.25.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARINA GRAVINA VEASEY

date of birth:	3.18.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	249.657.048-19
election position held:	Officer
date of election:	12.5.2024
date that office was taken:	1.21.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	12.5.2024
Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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MATEUS PAGOTTO YOSHIDA

date of birth:	3.20.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	295.232.748-30
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.7.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	12.23.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•            Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR

date of birth:	12.26.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	116.088.168-50
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.1.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•           Banco Bradesco S.A. Officer

•           Fundação Bradesco Member of the Managing Board

•           Banco Bradesco BBI S.A. Officer

•           Bitz Instituição de Pagamento S.A. Officer

•           Banco Bradesco BERJ S.A. From 4.20.2020 to 7.31.2024 – Officer

•           Banco Bradesco Financiamentos S.A. From 4.29.2020 to 7.31.2024 – Officer

•           Banco Losango S.A. – Banco Múltiplo From 4.20.2020 to 7.31.2024 – Officer

•           Banco Bradescard S.A. From 4.20.2020 to 7.31.2024 – Officer

•           BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. From 4.17.2020 to 4.11.2024 – Officer

•           Bradesco Administratora de Consórcios Ltda. From 4.22.2020 to 7.31.2024 – Officer

•           Kirton Bank S.A. – Banco Múltiplo From 7.31.2020 to 7.31.2024 – Officer

•           Banco Digio S.A. From 3.25.2022 to 4.30.2024 – Officer

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

NATHALIA LOBO GARCIA MIRANDA

date of birth:	12.8.1978
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	780.754.245-49
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.6.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	7.1.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

PATRÍCIA KESSLER DE ASSUMPÇÃO

date of birth:	6.19.1985
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	350.601.738-10
election position held:	Officer
date of election:	2.6.2025
date that office was taken:	4.6.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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RAFAEL FORTE ARAÚJO CAVALCANTI

date of birth:	2.10.1985
profession:	Engineer and Banking Professional
CPF No. (Tax ID) or Passport No.:	024.013.705-10
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

RAFAEL PADILHA DE LIMA COSTA

date of birth:	3.30.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	055.217.997-37
election position held:	Officer
date of election:	8.22.2024
date that office was taken:	10.14.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	8.22.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Banco Bradesco BBI S.A. Officer • Bradesco Holding de Investimentos S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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RICARDO ELEUTÉRIO DA SILVA

date of birth:	5.4.1977
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	175.912.998-40
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.5.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.10.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 7.1.2021 to 1.9.2024 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ROBERTO FRANÇA

date of birth:	4.27.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	091.881.378-64
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.7.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.1.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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ROBERTO MEDEIROS PAULA

date of birth:	7.21.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	985.598.697-00
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	6.5.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board • Banco Bradesco Europa S.A. Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ROMERO GOMES DE ALBUQUERQUE

date of birth:	6.4.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	410.502.744-15
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.2.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	6.14.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board • Bradesco Leasing S.A. - Arrendamento Mercantil Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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RÚBIA BECKER

date of birth:	9.23.1974
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	743.268.809-53
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

RUY CELSO ROSA FILHO

date of birth:	11.27.1977
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	177.778.598-70
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.5.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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SORAYA BAHDE

date of birth:	2.5.1983
profession:	Administrator
CPF No. (Tax ID) or Passport No.:	308.524.488-30
election position held:	Officer
date of election:	7.4.2024
date that office was taken:	9.9.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	7.4.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

TELMA MARIA DOS SANTOS CALURA

date of birth:	7.12.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	131.133.338-06
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.27.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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VASCO AZEVEDO

date of birth:	3.30.1961
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	655.029.307-34
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.1.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

VINÍCIUS PANARO

date of birth:	5.2.1985
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	321.279.048-26
election position held:	Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

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•            Banco Bradesco S.A. Officer

•            Banco Bradesco Financiamentos S.A. Officer

•            Banco Losango S.A. – Banco Múltiplo Officer

•            BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

•            Bradesco Holding de Investimentos S.A. Officer

•            Ágora Investimentos S.A. Officer

•            Aranaú Holdings S.A. Officer

•            Banco Bradescard S.A. Officer

•            Banco Bradesco BBI S.A. Officer

•            Banco Bradesco BERJ S.A. Officer

•            Banco Digio S.A. Officer

•            Bradesco Administradora de Consórcios Ltda. Officer

•            Bitz Instituição de Pagamento S.A. Officer

•            Bradescard Elo Participações S.A. Officer

•            Companhia Securitizadora de Créditos Financeiros Rubi Officer

•            Kartra Participações Ltda. Officer

•            Kirton Bank S.A. - Banco Múltiplo Officer

•            Next Tecnologia e Serviços Digitais S.A. Officer

•            Quixaba Empreendimentos e Participações Ltda. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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✓	MEMBERS OF THE REGIONAL BOARD OF EXECUTIVE OFFICERS:

Term of Office: Up until the first Meeting of the Board of Directors, which is to be held after the 2026 Annual Shareholders’ Meeting. The term of office may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent members: No

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Regional Board of Executive Officers is involved in the convictions contained in items i, ii and iii above

Main professional experiences during the last 5 years, highlighting positions and functions exercised:

i. in the issuer and in the companies of its economic group: All Regional Officers have been working exclusively for the Issuer in the last 5 years, except for Mr. Edmir José Domingues, who, in addition to the Issuer, served from October 7, 2016 to January 27, 2022, as a Member of the Managing Board of Fundação Bradesco.

ii. in companies controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or kind of security of the issuer: In relation to the legal entity shareholder, see item “i” above. Regarding the individual shareholder, there are no shareholders with a share greater than 5%.

ALTAIR LUIZ GUARDA

date of birth:	4.25.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	580.065.169-87
election position held:	Regional Officer
date of election:	3.21.2024
date that office was taken:	8.6.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	4.5.2018

AMADEU EMILIO SUTER NETO

date of birth:	1.17.1965
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	056.897.388-75
election position held:	Regional Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.4.2015

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CÉSAR CABÚS BERENGUER SILVANY

date of birth:	12.18.1964
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	338.666.355-91
election position held:	Regional Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	12.5.2016

DEBORAH D’AVILA PEREIRA CAMPANI SANTANA

date of birth:	1.27.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	009.942.667-66
election position held:	Regional Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	4.1.2019

EDMIR JOSÉ DOMINGUES

date of birth:	5.29.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	094.166.058-32
election position held:	Regional Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	7.11.2016

HEBERCLEY MAGNO DOS SANTOS LIMA

date of birth:	5.1.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	597.281.595-87
election position held:	Regional Officer
date of election:	3.21.2024
date that office was taken:	8.7.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.4.2021

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JOSÉ ROBERTO GUZELA

date of birth:	2.7.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	516.862.529-00
election position held:	Regional Officer
date of election:	3.21.2024
date that office was taken:	8.2.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	12.1.2016

MARCELO MAGALHÃES

date of birth:	8.23.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	789.977.049-15
election position held:	Regional Officer
date of election:	3.21.2024
date that office was taken:	8.1.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.27.2022

MARCOS ALBERTO WILLEMANN

date of birth:	5.7.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	916.046.999-49
election position held:	Regional Officer
date of election:	3.21.2024
date that office was taken:	8.5.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.16.2022

NELSON PASCHE JUNIOR

date of birth:	11.23.1978
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	283.380.338-98
election position held:	Regional Officer
date of election:	3.21.2024
date that office was taken:	8.2.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	2.16.2022

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WELDER COELHO DE OLIVEIRA

date of birth:	9.22.1975
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	845.087.526-91
election position held:	Regional Officer
date of election:	12.5.2024
date that office was taken:	1.22.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	12.5.2024

✓	MEMBERS OF THE FISCAL COUNCIL, ELECTED BY THE CONTROLLING SHAREHOLDERS:

Term of Office: Up until the 2026 Annual Shareholders’ Meeting

Elected by the controller: Yes

Independent members: Yes

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Fiscal Council, elected by the controlling shareholders, is involved in the convictions contained in items i, ii and iii above.

JOSÉ MARIA SOARES NUNES

date of birth:	4.11.1958
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	001.666.878-20
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2025
date that office was taken:	5.14.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2014

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Effective Member of the Fiscal Council

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

FREDERICO WILLIAM WOLF

date of birth:	5.12.1957
profession:	Administrator
CPF No. (Tax ID) or Passport No.:	882.992.108-44
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2025
date that office was taken:	5.14.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•                     Banco Bradesco S.A. Alternate Member of the Fiscal Council. From 6.1.2011 to 1.2.2020 – Officer

•                     Bradespar S.A. Alternate Member of the Fiscal Council

•                     Banco Bradescard S.A. 4.30.2019 to 1.2.2020 – Officer

•                     Banco Bradesco BBI S.A. 4.29.2019 to 1.2.2020 – Officer

•                     Banco Bradesco BERJ S.A. 4.30.2019 to 1.2.2020 – Officer

•                     Banco Bradesco Financiamentos S.A. 4.29.2019 to 1.2.2020 – Officer

•                     Banco Losango S.A. – Banco Múltiplo 4.30.2019 to 1.2.2020 – Officer

•                     BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.30.2019 to 1.2.2020 – Officer

•                     Bradesco Leasing S.A. – Arrendamento Mercantil 4.30.2019 to 1.2.2020 – Officer

•                     Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 4.30.2019 to 1.2.2020 – Officer

•                     Fundação Bradesco 6.1.2011 to 1.2.2020 – Member of the Managing Board

•                     Kirton Bank S.A. – Banco Múltiplo 4.30.2019 to 1.2.2020 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

VICENTE CARMO SANTO

date of birth:	4.5.1961
profession:	Business Administrator
CPF No. (Tax ID) or Passport No.:	011.316.688-55
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2025
date that office was taken:	5.14.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2023

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Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Effective Member of the Fiscal Council • Bradespar S.A. 4.30.2019 to 7.28.2020 - Alternate Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LUIZ EDUARDO NOBRE BORGES

date of birth:	2.15.1975
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	185.221.388-42
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2025
date that office was taken:	5.15.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Alternate Member of the Fiscal Council • Bradespar S.A. 7.28.2020 to 10.2.2020 - Alternate Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JOAQUIM CAXIAS ROMÃO

date of birth:	8.25.1960
profession:	Lawyer
CPF No. (Tax ID) or Passport No.:	010.264.668-65
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2025
date that office was taken:	5.14.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

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i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Effective Member of the Fiscal Council • Bradespar S.A. Effective Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ARTUR PADULA OMURO

date of birth:	9.23.1961
profession:	Administrator
CPF No. (Tax ID) or Passport No.:	024.712.498-25
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2025
date that office was taken:	5.15.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•                     Banco Bradesco S.A. Alternate Member of the Fiscal Council

•                     Bradespar S.A. Alternate Member of the Fiscal Council

•                     Alelo S.A. 12.7.2018 to May 2020 – Member of the Board of Directors

•                     Cielo S.A. December 2018 to May 2020 – Member of the Board of Directors

•                     Livelo S.A. December 2018 to May 2020 – Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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✓	MEMBERS OF THE FISCAL COUNCIL, ELECTED BY THE PREFERRED SHAREHOLDERS WHO ARE NOT MEMBERS OF THE CONTROLLING GROUP:

Term of Office: Up until the 2026 Annual Shareholders’ Meeting.

Elected by the controller: No

Independent members: Yes

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Fiscal Council, elected by the preferred shareholders, is involved in the convictions contained in items i, ii and iii above.

AVA COHN

date of birth:	10.2.1964
profession:	Business Administrator
CPF No. (Tax ID) or Passport No.:	090.196.928-10
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2025
date that office was taken:	5.15.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Effective Member of the Fiscal Council
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARCOS APARECIDO GALENDE

date of birth:	5.9.1967
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	089.419.738-05
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2025
date that office was taken:	5.14.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2025

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Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•                      Banco Bradesco S.A. Alternate Member of the Fiscal Council. From 6.1.2011 to 11.6.2023 – Department Officer

•                     Bradespar S.A. Effective Member of the Fiscal Council

•                     Cielo S.A. Effective Member of the Fiscal Council

•                     Elo Serviços S.A. Alternate Member of the Fiscal Council

•                     Elo Participações Ltda. Alternate Member of the Fiscal Council

•                     Fundação Bradesco From 6.1.2011 to 11.6.2023 – Member of the Managing Board

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

✓	MEMBER OF THE FISCAL COUNCIL, ELECTED BY THE COMMON SHAREHOLDERS WHO ARE NOT MEMBERS OF THE CONTROLLING GROUP:

Term of Office: Up until the 2026 Annual Shareholders’ Meeting.

Elected by the controller: No

Independent members: Yes

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Fiscal Council, elected by the common shareholders, is involved in the convictions contained in items i, ii and iii above.

LUDMILA DE MELO SOUZA

date of birth:	3.5.1986
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	060.988.286-44
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2025
date that office was taken:	5.14.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	3.11.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Effective Member of the Fiscal Council

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MÔNICA PIRES DA SILVA

date of birth:	7.14.1964
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	806.150.317-49
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2025
date that office was taken:	5.15.2025
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Alternate Member of the Fiscal Council
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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7.4 – Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the risk committee, even if such committee or structure is not statutory

Audit Committee
Name	Date of Birth	Profession	CPF No.	Position	Date of Appointment	Date that office was taken	Term of office	Start date of the first term of office
Amaro Luiz de Oliveira Gomes	April 25, 1963	Accountant	289.272.301-91	Financial Expert	February 20, 2025	May 6, 2025	March 2, 2026	January 14, 2021
Paulo Ricardo Satyro Bianchini	September 11, 1955	Business Administrator	666.764.448-87	Member	March 21, 2024	January 9, 2024	November 14, 2025	October 3, 2018
Antonio José da Barbara	December 21, 1968	Banking Professional	083.858.728-33	Member	February 20, 2025	May 5,2025	Two-year term	February 20, 2025
Samuel Monteiro dos Santos Junior	February 5, 1946	Lawyer	032.621.977-34	Member	April 17, 2025		Two-year term	April 17, 2025

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Remuneration Committee
Name	Date of Birth	Profession	CPF No.	Position	Date of Appointment	Date that office was taken	Term of office	Start date of the first term of office
Alexandre da Silva Glüher	August 14, 1960	Banking Professional	282.548.640-04	Coordinator	March 21, 2024	March 21, 2024	Until the 1st meeting of the Board of Directors to be held after Annual Shareholders’ Meeting of 2026	February 25, 2021
Mauricio Machado de Minas	July 1, 1959	Banking Professional	044.470.098-62	Member				February 25, 2021
Samuel Monteiro dos Santos Junior	February 5, 1946	Lawyer	032.621.977-34	Member				March 17, 2022
Fabio Augusto Iwasaki	June 3, 1976	Banking Professional	022.058.549-09	Non-manager member				January 2, 2020

Risk Committee

Name	Date of Birth	Profession	CPF No.	Position	Date of Appointment	Term of office	Start date of the first term of office
Maurício Machado de Minas	July 1, 1959	Banking Professional	044.470.098-62	Member, acting as Coordinator	March 21, 2024	Not stated	April 20, 2020
Samuel Monteiro dos Santos Junior	February 5, 1946	Lawyer	032.621.977-34	Member	March 21, 2024		March 17, 2022
Paulo Roberto Simões da Cunha	May 27, 1950	Accountant	567.047.048-68		March 21, 2024		March 17, 2022
Rogério Pedro Câmara	October 5, 1963	Banking Professional	063.415.178-90		September 19, 2024		September 19, 2024

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7.5 – Inform about the existence of a marital relationship, stable union or kinship up to the second degree related to:

a)	issuer’s managers:

Ms. Denise Aguiar Alvarez is the sister of Mr. Rubens Aguiar Alvarez; they are both Members of the Board of Directors.

b)	(i) issuer’s managers and (ii) subsidiaries’ managers, directly or indirectly bound to the issuer:

None.

c)	(i) issuer’s managers and the managers of their directly or indirectly held subsidiaries and (ii) issuer’s direct or indirect controllers:

None.

d)	(i) issuer’s managers and (ii) managers of the issuer’s direct or indirect controllers:

None.

7.6 – Inform about subordination, service provision or control relationships maintained in the last three fiscal years between the issuer’s managers and:

a)	company controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, a share equal to or greater than ninety-nine percent (99%) of the share capital:

According to the criteria adopted by Bradesco, wholly-owned subsidiaries are those companies considered as listed in the Corporate Organization Chart, available on the Bradesco IR website / Corporate Governance Section / Shareholding Structure

(https://www.bradescori.com.br/wp-content/uploads/sites/541/2024/02/Principais-Controladas-e-Coligadas-EN-4Q23.png).

Such companies, although Bradesco does not hold the entire share capital, in practice, are managed as wholly owned subsidiaries, by the following characteristics:

•	They are business corporations of a private limited partnership;
•	They have a minority interest of less than 1%; and
•	The Organization elects all members of Management.

b)	direct or indirect controlling company of the issuer:
1.	Outside members of the Board of Directors
LUIZ CARLOS TRABUCO CAPPI	2022	2023	2024
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Chairman of the Board of Directors	Chairman of the Board of Directors	Chairman of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Chief Executive Officer	Chief Executive Officer	Chief Executive Officer

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ALEXANDRE DA SILVA GLÜHER	2022	2023	2024
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Vice-Chairman of the Board of Directors and Vice-President Director
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Vice-Chairman of the Board of Directors and Vice-President Director
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Vice-Chairman of the Managing Board and Vice-President Director
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Vice-Chairman of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Vice-President Director

DENISE AGUIAR ALVAREZ	2022	2023	2024
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Deputy Officer	Member of the Managing Board and Deputy Officer	Member of the Managing Board and Officer

MAURICIO MACHADO DE MINAS	2022	2023	2024
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board and Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

RUBENS AGUIAR ALVAREZ	2022	2023	2024
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Deputy Officer	Member of the Managing Board and Deputy Officer	Member of the Managing Board and Officer

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OCTAVIO DE LAZARI JUNIOR	2022	2023	2024
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board and Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Chief Executive Officer	Chief Executive Officer	Chief Executive Officer
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

ROGÉRIO PEDRO CÂMARA	2022	2023	2024
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board	Member of the Managing Board	Member of the Managing Board and Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-President	Vice-President	Member of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

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2.	Members of the Board of Executive Officers

MARCELO DE ARAUJO NORONHA	2022	2023	2024
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board and Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-President	Vice-President	Chief Executive Officer
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

CASSIANO RICARDO SCARPELLI	2022	2023	2024
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board and Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-President	Vice-President	Vice-President
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

MOACIR NACHBAR JUNIOR	2022	2023	2024
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board	Member of the Managing Board	Member of the Managing Board
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	-	-	Member of the Board of Directors
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	-	-	Vice-President
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

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JOSÉ RAMOS ROCHA NETO	2022	2023	2024
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board	Member of the Managing Board	Member of the Managing Board
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	-	-	Officer

GUILHERME MULLER LEAL	2022	2023	2024
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board	Member of the Managing Board	Member of the Managing Board
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	-	-	Officer

BRUNO D’AVILA MELO BOETGER	2022	2023	2024
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board	Member of the Managing Board	Member of the Managing Board
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	-	-	Officer

Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	2022	2023	2024
JOÃO CARLOS GOMES DA SILVA	Members of the Managing Board
ROBERTO DE JESUS PARIS
OSWALDO TADEU FERNANDES
EDILSON DIAS DOS REIS
FERNANDO FREIBERGER
JOSÉ AUGUSTO RAMALHO MIRANDA
RENATA GEISER MANTARRO

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3.	Officers
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	2022	2023	2024
ALEXANDRE CESAR PINHEIRO QUERCIA	Members of the Managing Board
ALEXANDRE PANICO
ANDRÉ FERREIRA GOMES
CARLOS HENRIQUE VILLELA PEDRAS
CARLOS WAGNER FIRETTI
FERNANDO ANTÔNIO TENÓRIO
FERNANDO HONORATO BARBOSA
JEFERSON RICARDO GARCIA HONORATO
JOSÉ LEANDRO BORGES
JULIO CARDOSO PAIXÃO
LAYETTE LAMARTINE AZEVEDO JUNIOR
LEANDRO JOSÉ DINIZ
MANOEL GUEDES DE ARAUJO NETO
NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR
ROBERTO FRANÇA
ROBERTO MEDEIROS PAULA
ROMERO GOMES DE ALBUQUERQUE
RUBIA BECKER
RUY CELSO ROSA FILHO
VASCO AZEVEDO

ANDRÉ COSTA CARVALHO	2022	2023	2024
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	-	-	Deputy Officer

c)	if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary, or controlling or subsidiaries of any of these people:

None.

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7.7 – Describe the provisions of any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by directors, arising from the repair of damages caused to third parties or to the issuer, of penalties imposed by state agents, or agreements with the aim of terminating administrative or judicial proceedings, by virtue of the exercise of their duties

The managers and other representatives of Bradesco have two mechanisms of property protection, namely: (a) the General Civil Liability Insurance of Management (Insurance “Directors & Officers” – D&O), and/or (b) the Indemnity Contracts whose possibility of accession was approved at the Special and Annual Shareholders’ Meeting of March 10, 2022.

The purpose of the D&O Insurance is to guarantee worldwide to its managers the payment and/or reimbursement of expenses incurred by unlawful acts committed in the exercise of its management duties and that result in claims for damages or legal claims, whether arising from third parties, or from third party individuals, or from the use of the insurance services of the company. legal entities or governmental bodies that, supposedly, feel harmed by acts practiced by the policyholders.

It should be noted that the policies do not cover: (i) claims filed against policyholders when they are committed with deceit, fraud or bad faith by the manager; (ii) claims in countries blocked by economic sanctions; and (iii) environmental damage in the USA.

Policyholder means any natural person who has been, is or will be, as the case may be, a member of the Board of Directors, the Board of Executive Officers, the Fiscal Council or any other statutory body or body created by Bradesco's contract or bylaws or its controlled companies and/or subsidiaries, or any employee who has management authority and/or representation before third parties or whose position implies in the representation of fact or law of the company to third parties.

For the period from November 20, 2023 to November 20, 2024, the contracted coverage was US$170 million and the total premium was US$10.5 million, already including the IOF. The D&O Insurance was renewed for the period from November 20, 2024 to November 20, 2025, with contracted coverage of US$185 million and the premium paid of US$9.05 million.

Without prejudice to purchasing the D&O, Bradesco may sign contracts of indemnities in favor of (i) members of the Board of Directors, of the Board of Executive Officers, of the Fiscal Council and of the advisory committees of Bradesco or of its subsidiaries, (ii) employees who exercise the role or position of management in the Company or its subsidiaries and (iii) people, employees or otherwise, who have been appointed by Bradesco to hold positions, whether statutory or not, in entities in which the Company participates as a member, associate or sponsor (jointly or separately “Beneficiaries”), in order to pay for expenses, indemnities and other amounts incurred by them in connection with claims, inquiries, investigations, proceedings and arbitration, judicial or administrative proceedings, in Brazil or abroad, involving acts by the Beneficiaries in the regular exercise of their duties or authority, established by Bradesco.

Bradesco considers fundamental the existence of property protection mechanisms of Policyholders/Beneficiaries, as a way of attracting and retaining qualified employees due to the importance of the work they develop and the circumstances that may lead to loss or losses arising from the regular exercise of their duties, in order to guarantee the conditions to exercise them with serenity and safety.

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7.8 – Other relevant information

1)         Information pertaining to appointing the Bradesco’s Ombudsman

MARCOS DANIEL BOLL
date of birth:	4.11.1972
Profession	Banking Professional
CPF No. (Tax ID)	829.357.189-68
Date of designation	3.21.2024
Date that office was taken	8.1.2024
Term of Office	Up until the first Meeting of the Board of Directors, which is to be held after the 2026 Annual Shareholders’ Meeting.
Position	Officer

2)         Frequency in meetings

Board of Directors

In 2024, thirty-two (32) meetings were held, between common and special meetings, and the general average participation of the board members was eighty-four percent (84%).

Fiscal Council

In 2024, the Body held seventy-seven (77) meetings, between common and special meetings, and the general average participation of the board members was a hundred percent (100%).

3)         Information regarding Audit Committee member, Mr. Samuel Monteiro dos Santos Junior, elected at the Board of Directors Meeting held on April 17, 2025. Once the member is approved by the Central Bank of Brazil and takes office, we will resubmit this form.

4)         Information regarding Board of Directors members, Messrs. Afranio Carlos Camargo Dantzger and Márcio Renato Ribeiro Silva, elected at the Board of Directors Meeting held on April 30, 2025. Once the members are approved by the Central Bank of Brazil and take their respective offices, we will resubmit this form.

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Table of Contents	8. Management remuneration

8. Management remuneration

8.1 – Description of the policy or compensation practice, including the non-statutory board

a)	Objectives of remuneration policy or practice informing if the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the world computer network where the document can be consulted

In 2012, Bradesco amended its remuneration policy for managers, approved by the Board of Directors at the Special Meeting of February 6, 2012, in order to reflect the objectives established by Resolution No. 3,921/10 and updated by Resolution No. 5,177/24 of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation. Its policy aims at:

•	ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;
•	providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
•	ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, encouraging healthy and ethical behaviors, and not encouraging behaviors that raise risk exposure above the levels considered prudent in the adopted short, medium and long-term strategies.

The Remuneration Policy is available on the website:

https://api.mziq.com/mzfilemanager/v2/d/80f2e993-0a30-421a-9470-a4d5c8ad5e9f/d7a30afd-355a-46ec-b899-81a9cac99213?origin=1

b)	practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:
i.	The issuer’s bodies and committees that participate in the decision-making process, identifying how they participate

The governance structure responsible for managing and ensuring compliance with the Remuneration Policy is exercised by the following Bodies and their responsibilities:

•	Remuneration Committee of the Bradesco Organization, (i) analyses the result of the performance assessments in order to propose the payment of the Variable Compensation to be deliberated by the Board of Directors; (ii) proposes to the Board of Directors the Overall Amount of the compensation (Monthly Compensation and Variable Compensation) to be distributed to the Management of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable Compensation to the Management of each company of the Organization.
•	Board of Directors, evaluating the Remuneration Committee and deliberating on them.
•	Shareholders’ Meeting / Meeting of Quota Members, approves the Overall Amount of the company’s concession.
ii.	criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies:

The guidelines established in the Remuneration Policy are in compliance with the laws, rules and regulations that govern the subject, observing the following rules:

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•	to ensure the establishment of compensation practice for all Managers of the Organization, which includes the Members of the Board of Directors, the CEO and other Officers, maintaining the uniformity of compensation among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or other differential that the Board of Directors deems appropriate. The compensation is distributed in fixed monthly installments;
•	to ensure that the practice of compensation is in conformity with the legislation, rules and regulations that govern the matter, and it is the responsibility of the Board of Directors and the relevant Management Bodies to determine the compensation of each of the managers based on: (i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) the time devoted to their duties; (iii) the professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;
•	to promote the alignment between the compensation practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
•	to ensure that the practice of compensation is related to objectives that seek the appreciation of the Organization, encouraging healthy and ethical behaviors, and not encouraging behaviors that raise exposure.
iii.	how often and how the board of directors assesses the adequacy of the issuer’s remuneration policy.

Annually.

c)	Composition of compensation, indicating:
i.	description of the various elements that make up the compensation, including, for each of them:
•	its objectives and alignment with the issuer’s short, medium and long-term interests
a)	Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors, the Chief Executive Officer and the other Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders’ Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders’ Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 8.2, as post-employment benefits, which aims to ensure the commitment of managers and the CEO to the present and future development of the Company’s activities, that is, its operations focusing on business perpetuity and long-term value generation.

b)	Fiscal Council

The compensation of the members of the Fiscal Council is established by the Shareholders’ Meeting that elects them. For the Effective Members (in-office), their compensation may not be less than ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, not including, in accordance with the current legislation, benefits, representation funds and participation in the Company's profits, in any way.

c)	Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his mandate, with the exception of a member which only receives compensation as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

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Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d)	Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed by members chosen among the members of the Company’s Board of Directors and also, as required by Resolution No. 5,177/24, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in the Bradesco Organization committees.

e)	Other Committees

The members of the other committees are compensated only for the duties they perform in the management bodies or executive areas in which they act in the Bradesco Organization. No Manager of Bradesco Organization is compensated for duties that they perform in the referred committees.

One of the guidelines of the Remuneration Policy of the Management is to ensure that the compensation practice is related to objectives that seek the valuation of the Bradesco Organization and of the individual, encouraging healthy and ethical behaviors, and not encouraging behaviors that raise risk exposure above the levels considered prudent in the adopted short, medium and long-term strategies adopted by the Bradesco Organization.

As a result of this, through the payment of fixed compensation, Bradesco seeks, in the short-term, to align its interests with those of its Management.

In order to encourage the alignment of interests in the medium-term, Bradesco can make the payment of a variable compensation to its Management, including the CEO, which will be approved once it has been verified that certain indicators have been met.

The payment of the variable compensation will be made upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of preferred shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (company that is a member of the control group of Bradesco), which shall be recorded and will be unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments.

The Restricted Shares held by the Management and Chief Executive Officer will be affected (“clawback”) if there is a significant reduction in Bradesco’s recurring profit, or if the financial result is negative, during the deferral period, except when the reduction or negative result is due to extraordinary, unpredictable and external events, which affect other financial institutions similarly, and are not related to actions or omissions of the managers. In this case, the Remuneration Committee may decide to apply the clawback in order to protect the financial interests of the Bradesco Organization.

In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for the Company. This systematic approach binds the Managers to cautious management in practice and in line with the long-term risks, leading to the increase of the values distributed to the shareholders of the Company.

•	proportion in total compensation in the last 3 fiscal years

The Management compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders’ Meeting.

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We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2024	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	49.48%	49.07%	1.45%	100.00%
Board of Executive Officers	25.37%	27.14%	47.49%	100.00%
Fiscal Council	100.00%	0.0%	0.0%	100.00%
Audit Committee	100.00%	0.0%	0.0%	100.00%

Fiscal Year ended in December 31, 2023	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	42.46%	56.23%	1.31%	100.0%
Board of Executive Officers	25.98%	24.55%	49.46%	100.0%
Fiscal Council	100.00%	0.0%	0.0%	100.0%
Audit Committee	100.00%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2022	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	37.29%	61.55%	1.16%	100.00%
Board of Executive Officers	20.10%	35.63%	44.28%	100.00%
Fiscal Council	100.00%	0.0%	0.0%	100.00%
Audit Committee	100.00%	0.0%	0.0%	100.00%
(1)	The amounts corresponding to post-employment benefits are related to the Managers’ pension plan.

•         methodology for calculating and adjusting

Board of Directors and Board of Executive Officers

•	Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Manager’s term.
•	Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable (“Restricted Shares”). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.
•	Overall Amount: includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1.	Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers.

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To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

•	size and result of the company comparing to its competitors;
•	domestic and foreign economic conditions, taking into consideration the past, present and future scenarios;
•	internal and external factors that may affect the Bradesco Organization’s businesses (current and potential risks); and
•	Bradesco Organization’s Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when it deems necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as Research and Economic Studies, Controllership, General Accounting and Integrated Risk Control Department, besides other areas it deems appropriate.

2.	Board of Directors: the most important management Body of the Bradesco Organization, it must evaluate the Remuneration Committee proposals and resolve on them.
3.	Shareholders’ Meeting: it is incumbent on the Shareholders’ Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

•	key performance indicators are taken into account, including, where appropriate, indicators linked to ESG

Corporate assessment process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization’s effectiveness, as a manner to inhibit individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, considering the Board of Directors, the Chief Executive Officer and Statutory Board of Executive Officers, for purposes of compensation, it is considered the Overall performance of the Organization, making no segregation of area, whether it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

•	ROAE – Return on Equity – Adjusted;
•	Overall Customer Satisfaction Index;
•	Basel Index – Level 1;

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•	Operating Efficiency Ratio (ER);
•	Social and Environmental Dimension of Market Indexes; and
•	Coverage Ratio.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of Resolution No. 5,177/24.

For the formal evaluation process, specific indicators are defined for areas and for individual assessment, according to the Managers’ functions, taking into account the areas for business, controls, and other supporting areas.

For the assessment of areas, at least the following groups of indicators are considered:

a)	main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;
b)	actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;
c)	actions focused on risk management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);
d)	actions focused on customer service: are criteria that assess the results/levels of satisfaction of internal and/or external clients; and
e)	actions directed to environmental aspects: are indicators that assess the degree of compliance with the Corporate Sustainability Strategy, in conducting the objectives of the areas, considering ESG aspects (Environmental, including Climate Change, Social and Governance) and performance in the main Sustainability Indexes and Ratings.

For individual assessment, at least the following concepts are considered:

a)	quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;
b)	commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;
c)	participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;
d)	leadership team: evaluates the team management process;
e)	planning: assesses the ability to plan the activities of their area in the medium- and long-term;
f)	overview: evaluates, mainly, the Managers’ vision about future trends to meet the demands of the market; and
g)	applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions and not specifically on the overall performance of the Organization. The Compliance and Non-Financial Risk Management, Financial Risk Management and Global Internal Audit are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

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ii.     reasons that justify the composition of compensation

The compensation structure for the Managers and the CEO of Bradesco, composed of a fixed compensation (monthly fees) and a variable compensation (multiple fees), in line with the guidelines set out in its Management Remuneration Policy, which takes into account the rules issued by CMN Resolution No. 5,177/24, and, in addition, the post-employment benefit in the Supplementary Pension Plan, seek to align the interests of the Managers with the projects and results of Bradesco.

In addition, the composition of compensation and the post-employment benefit are based on the management’s alignment with the short-, medium- and long-term results and risks of the Company, as well as them being justified as a means to retain knowledgeable and high-quality Managers among the staff members of Bradesco.

iii.    existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

d)	existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable.

e)	existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

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8.2 – total compensation of the board of directors, statutory board of executive officers and fiscal council

Total compensation for the current Fiscal Year (2025) - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	95.00	10.00	116.00
Number of remunerated members	11.00	95.00	10.00	116.00
Fixed annual compensation	25,819,200.00	525,000,000.00	2,800,000.00	553,619,200.00
Salary or managerial role compensation	25,819,200.00	175,000,000.00	2,800,000.00	203,619,200.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other		350,000,000.00	-	350,000,000.00
Description of other fixed compensation	-	Long-term incentive: fixed compensation for the acquisition of shares.	-	-
Variable compensation	30,122,400.00	176,530,208.00	-	206,652,608.00
Bonus	30,122,400.00	176,530,208.00	-	206,652,608.00
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Of the total variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.		-	-
Post-employment	830,000.00	34,800,000.00	-	35,630,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14.		-	-
Compensation Total	56,771,600.00	736,330,208.00	2,800,000.00	795,901,808.00

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Total compensation for the current Fiscal Year on December 31,2024 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	84.17	9.83	105.00
Number of remunerated members	11.00	84.17	9.83	105.00
Fixed annual compensation	27,007,200.00	173,629,214.00	1,486,666.66	202,123,080.66
Salary or managerial role compensation	27,007,200.00	173,629,214.00	1,486,666.66	202,123,080.66
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other
Description of other fixed compensation	-	-	-	-
Variable compensation	26,782,800.00	185,682,594.00	-	212,465,394.00
Bonus	26,782,800.00	185,682,594.00	-	212,465,394.00
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Of the total variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.		-	-
Post-employment	790,812.00	324,956,423.96	-	325,747,235.96
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14.		-	-
Compensation Total	54,580,812.00	684,268,231.96	1,486,666.66	740,335,710.62

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Total compensation for the current Fiscal Year on December 31, 2023 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	88.75	9.50	109.25
Number of remunerated members	11.00	88.75	9.50	109.25
Fixed annual compensation	25,819,200.00	190,286,460.00	1,470,000.00	217,575,660.00
Salary or managerial role compensation	25,819,200.00	190,286,460.00	1,470,000.00	217,575,660.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	34,190,800.00	179,805,348.00	-	213,996,148.00
Bonus	34,190,800.00	179,805,348.00	-	213,996,148.00
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Of the total variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.		-	-
Post-employment	793,584.00	362,206,416.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14.		-	-
Compensation Total	60,803,584.00	732,298,224.00	1,470,000.00	794,571,808.00

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Total compensation for the current Fiscal Year on December 31, 2022 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	10.83	90.00	8.58	109.41
Number of remunerated members	10.83	90.00	8.58	109.41
Fixed annual compensation	22,642,400.00	164,419,918.00	1,381,500.00	188,443,818.00
Salary or managerial role compensation	22,642,400.00	164,419,918.00	1,381,500.00	188,443,818.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	37,367,600.00	291,488,449.35	-	328,856,049.35
Bonus	37,367,600.00	291,488,449.35	-	328,856,049.35
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Of the total variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.		-	-
Post-employment	705,408.00	362,294,592.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14.		-	-
Compensation Total	60,715,408.00	818,202,959.35	1,381,500.00	880,299,867.35

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8.3 – variable compensation of the board of directors, statutory board of executive officers and fiscal council

a)            body (see table in “d.ii” below)

b)            number of members (see table in “d.ii” below)

c)            number of remunerated members (see table in “d.ii” below)

d)            in relation to bonus:

i.	minimum amount predicted in the compensation plan

Bradesco does not establish a minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii.	maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	95.00	10.00	116.00
Number of remunerated members	11.00	95.00	10.00	116.00
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	30,122,400.00	176,530,208.00	-	206,652,608.00
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-

iii.	amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, it is considered the Overall performance of the Bradesco Organization.

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iv.	amount effectively recognized in the results of the last three fiscal years
Total compensation of the fiscal year 2024 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	84.17	9.83	105.00
Number of remunerated members	11.00	84.17	9.83	105.00
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	26,782,800.00	185,682,594.00	-	212,465,394.00
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2023 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	88.75	9.50	109.25
Number of remunerated members	11.00	88.75	9.50	109.25
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	34,190,800.00	179,805,348.00	-	213,996,148.00
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

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Total compensation of the fiscal year 2022 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	10.83	90.00	8.58	109.41
Number of remunerated members	10.83	90.00	8.58	109.41
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	37,367,600.00	291,488,449.35	-	328,856,049.35
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

e)	in relation to the profit sharing:
i.	minimum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

ii.	maximum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

iii.	amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

iv.	amount effectively recognized in the result of the last three fiscal years

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

8.4 – Compensation plan based on shares of the board of directors and the statutory board of executive officers

Bradesco has no compensation plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 5,177/24, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred Shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

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8.5 – Compensation based on shares of the board of directors and of the statutory board of executive officers

Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers.

Pursuant to Resolution No. 5,177/24, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred Shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

8.6 – Information on the options for buying shares performed in the last three fiscal years and planned for the current fiscal year, of the board of directors and the statutory board of executive officers

Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers.

8.7 – Options exercised and open shares of the board of directors and the statutory board of executive officers at the end of the last fiscal year

Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers.

8.8 – Options exercised relating to share-based compensation of the board of directors and the statutory board of executive officers in the last three fiscal years

Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers.

8.9 – In relation to the compensation based on shares, in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the last three fiscal years and that foreseen for the current fiscal year, of the board of directors and of the statutory board of executive officers

Bradesco has no compensation plan based on shares (including in shares option) for the Board of Directors and Statutory Board of Executive Officers.

The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on their behalf and unavailable for trading, and released 1/3 each year in the following fiscal years.

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8.10 - In relation to each share program performed in the last three fiscal years and planned for the current fiscal year, for the board of directors and the statutory board

Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on its behalf and unavailable for trading, and released 1/3 each year in the following fiscal years.

8.11 - In relation to shares delivered regarding the compensation based on shares of the board of directors and the statutory board of executive officers, in the last three fiscal years

Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on their behalf and unavailable for trading, and released 1/3 each year in the following fiscal years.

8.12 - Information necessary to understand the data disclosed in items 8.5 to 8.11 - Method of pricing the value of shares and options

Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on their behalf and unavailable for trading, and released 1/3 each year in the following fiscal years.

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8.13 – Number of shares, quotas and other securities convertible into shares held by managers and members of the fiscal council – by body

BODY	BRADESCO		CIDADE DE DEUS	BBD PARTICIPAÇÕES			BRADESPAR
	Common	Preferred	Common	Common	Preferred	PNB	Common	Preferred
Board of Directors	17,140,803	42,469,520	347,661,584	40,201,526	0	1,648,952	220,201	916,339
Board of Executive Officers	82,558	7,106,743	0	40,678,769	7,205,868	2,831,194	0	11,338
Fiscal Council	324	144,967	0	0	0	0	9	27

8.14 – Information on pension plans granted to the members of the Board of Directors and of the statutory board of executive officers

a)	body

See table 8.14.

b)	number of members

See table 8.14.

c)	number of remunerated members

See table 8.14.

d)	name of the Plan

Bradesco Organization’s Pension Plan

e)	number of managers that meet the conditions to retire

See table 8.14.

f)	conditions for early retirement

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

g)	updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 8.14.

h)	total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 8.14.

i)	if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after the grace period of a full calendar year, counted from the first working day of the month of January of the year following the contribution, in compliance with the rules governing the subject.

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Table 8.14

Body (Item “a”)	Total number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated members	Retired	Active		R$	R$
Board of Directors	11.00	11.00	6	5	-	52,081,928.41	790,812.00
Statutory Board of Executive Officers	84.17	84.17	2	85	-	702,888,431.43	324,956,423.96
Total	95.17	95.17	8	90	-	754,970,359.84	325,747,235.96

8.15 – Highest, lowest and the average individual compensation for the board of directors, statutory board of executive officers and fiscal council

Body	Board of Directors			Statutory Board of Executive Officers			Fiscal Council
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
Total No. of members	11.00	11.00	10.83	84.17	88.75	90.00	9.83	9.50	8.58
No. of remunerated members	11.00	11.00	10.83	84.17	88.75	90.00	9.83	9.50	8.58
Highest compensation value (Reais)	5,664,384.00	6,606,014.55	6,821,174.55	27,869,107.20	26,455,440.00	31,417,408.00	240,000.00	240,000.00	236,000.00
Lowest compensation value (Reais)	4,294,752.00	5,196,254.55	5,207,254.55	3,166,944.00	3,217,104.00	4,096,329.60	60,000.00	60,000.00	236,000.00
Average compensation value (Reais)	4,961,892.00	5,527,598.55	5,606,224.19	8,129,597.62	8,251,247.59	9,091,143.99	151,237.71	153,315.79	160,951.46

Board of Directors

12/31/2024	The above amounts not include social security contributions to the INSS. One (1) Member worked for nine (9) months One (1) Member worked for three (3) months
12/31/2023	The above amounts not include social security contributions to the INSS.
12/31/2022	The above amounts not include social security contributions to the INSS. One (1) Member worked for ten (10) months

Statutory Board of Executive Officers

12/31/2024

The above amounts not include social security contributions to the INSS.

Four (4) Officers worked for one (1) month

One (1) Officer worked for two (2) months

Three (3) Officers worked for three (3) months

One (1) Officer worked for four (4) months

Two (2) Officers worked for five (5) months

Two (2) Officers worked for six (6) months

One (1) Officer worked for seven (7) months

One (1) Officer worked for eight (8) months

Three (3) Officers worked for nine (9) months

Four (4) Officers worked for ten (10) months

Three (3) Officers worked for eleven (11) months

12/31/2023

The above amounts not include social security contributions to the INSS.

One (1) Officer worked for one (1) month

One (1) Officer worked for two (2) months

Three (3) Officers worked for five (5) months

Seven (7) Officers worked for six (6) months

One (1) Officer worked for seven (7) months

One (1) Officer worked for nine (9) months

One (1) Officer worked for ten (10) months

Six (6) Officers worked for eleven (11) months

12/31/2022

The above amounts not include social security contributions to the INSS.

Six (6) Officers worked for eleven (11) months

One (1) Officer worked for ten (10) months

One (1) Officer worked for eight (8) months

Four (4) Officers worked for two (2) months

Fiscal Council

12/31/2024

The above amounts not include social security contributions to the INSS.

One (1) Members of the Fiscal Council worked for two (2) months

Two (2) Members of the Fiscal Council worked for ten (10) months

12/31/2023

The above amounts not include social security contributions to the INSS.

Two (2) Members of the Fiscal Council worked for two (2) months

One (1) Member of the Fiscal Council worked for six (6) months

Two (2) Members of the Fiscal Council worked for ten (10) months

12/31/2022	The above amounts not include social security contributions to the INSS. Six (6) Members of the Fiscal Council worked for ten (10) months

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Table of Contents	8. Management remuneration

8.16 – Compensation or indemnity mechanisms for Management in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

8.17 – Percentage in total compensation held by Management and members of the fiscal council that are related parties to the controlling companies

Body	2024	2023	2022
Board of Directors	54.5%	54.5%	54.5%
Statutory Board of Executive Officers	85.5%	95.2%	91.4%
Fiscal Council	0.0%	0.0%	0.0%

8.18 – Compensation of Management and fiscal council’s members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

8.19 – Compensation of board of directors’ members, statutory board of executive officers’ members and fiscal council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries

Fiscal Year 2025 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	170.555.035,20	207.240,00	-	170.762.275,20
Companies under common control	4.800.000,00	-	716.800,00	5.516.800,00

Fiscal Year 2024 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	170.557.955,60	529.512,00	-	171.087.467,60
Companies under common control	2.040.000,00	-	222.000,00	2.262.000,00

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Table of Contents	8. Management remuneration

Fiscal Year 2023 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	2,891,724.00	-	-	2,891,724.00
Issuer’s subsidiaries	162,848,654.40	-	-	162,848,654.40
Companies under common control	-	-	-	-

Fiscal Year 2022 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	42,461,800.00	-	-	42,461,800.00
Issuer’s subsidiaries	98,083,158.43	-	-	98,083,158.43
Companies under common control	-	-	-	-

8.20 – Other relevant information

There is no other relevant information that was not covered in the previous items.

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Table of Contents	9. Independent auditors

9. Independent auditors

9.1/9.2 – Identification and compensation of auditors

Identification and compensation of auditors
Is there an auditor?	Yes
CVM Code	418-9
Type of auditor	Local
Name/Corporate name	KPMG Auditores Independentes Ltda.
CPF/CNPJ [Individual/Corporate Taxpayer's Registry]	57.755.217/0010-10
Service period	March 21, 2011
Description of contracted services (last three fiscal years)	The services referring to the fiscal years of 2024, 2023 and 2022, certification reports requested by our Management, issue of comfort letters for placement of securities abroad, procedures for issuance of due diligence, for assurance, technical consultancy and previously agreed procedures reports
Total amount of compensation of independent auditors divided by service	Auditing services contracted in 2024: R$70,350 thousand Other Services: R$3,479 thousand Total: R$73,829 thousand
Justification for the replacement	Not Applicable
Reason presented by the auditor in case of disagreement with the justification provided by the issuer	Not Applicable

9.3 - Independence and conflict of interests of auditors

There were no deviations related to independence or event that constitutes a conflict of interest related to the Bradesco Organization for the year 2024.

9.4 – Other relevant information

The Audit Committee recommends to the Board of Directors for approval, the entity to be hired to provide us and our subsidiaries independent audit services, and their compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is not subject to the Board of Directors. However, it must be previously reviewed by the Audit Committee in respect to compliance with independence rules.

More information on the Audit Committee’s duties is available in item 1.2.a of this Reference Form.

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Table of Contents	10. Human resources

10. Human resources

10.1 – Description of human resources

a)	Number of employees (total, by groups based on the activity performed in geographical location and diversity indicators, which, within each hierarchical level of the issuer)
	Number of employees by gender declaration
	Female	Male	Non-binary	Other	Prefer not to respond
Employees in leadership positions	3,770	6,763	0	1	1
Employees in non-leadership positions	38,146	34,601	3	0	0
TOTAL	41,916	41,364	3	1	1
TOTAL EMPLOYEES	83,285

	Number of employees per declaration of color and race
	Asian	White	Black	Brown	Indigenous	Other	Prefer not to respond
Employees in leadership positions	196	7,934	287	2,093	9	0	16
Employees in non-leadership positions	995	48,973	3,593	18,707	110	0	372
TOTAL	1,191	56,907	3,880	20,800	119	0	388
TOTAL EMPLOYEES	83,285

	Number of employees by position and age group
	Under 30	From 30 to 50 years	Over 50 years
Employees in leadership positions	372	8,537	1,626
Employees in non-leadership positions	21,836	44,217	6,697
TOTAL	22,208	52,754	8,323
TOTAL EMPLOYEES	83,285

	Number of employees by position and geographic location
	North	Northeast	Central-West	Southeast	South	Abroad
Employees in leadership positions	455	1,616	586	6,664	1,214	0
Employees in non-leadership positions	2,724	10,451	3,503	47,382	8,690	0
TOTAL	3,179	12,067	4,089	54,046	9,904	0
TOTAL EMPLOYEES	83,285

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Table of Contents	10. Human resources

	Number of employees by geographic location and gender statement
	Female	Male	Non-binary	Other	Prefer not to respond
North	1,512	1,667	0	0	0
Northeast	5,509	6,558	0	0	0
Central-West	1,954	2,135	0	0	0
Southeast	28,048	25,993	3	1	1
South	4,893	5,011	0	0	0
Abroad	0	0	0	0	0
TOTAL	41,916	41,364	3	1	1
TOTAL EMPLOYEES	83,285

	Number of employees by geographic location and color and race statement
	Asian	White	Black	Brown	Indigenous	Other	Prefer not to respond
North	50	1,101	153	1,842	21	0	12
Northeast	174	5,443	790	5,537	29	0	94
Central-West	92	2,326	185	1,455	7	0	24
Southeast	779	39,332	2,581	11,078	51	0	225
South	96	8,705	171	888	11	0	33
Abroad	0	0	0	0	0	0	0
TOTAL	1,191	56,907	3,880	20,800	119	0	388
TOTAL EMPLOYEES	83,285

	Number of employees by geographic location and age group
	Under 30	From 30 to 50 years	Over 50 years
North	1,238	1,759	182
Northeast	2,861	7,577	1,629
Central-West	1,388	2,359	342
Southeast	14,076	34,828	5,142
South	2,645	6,231	1,028
Abroad	0	0	0
TOTAL	22,208	52,754	8,323
TOTAL EMPLOYEES	83,285

	Number of employee - Person with disabilities
	Person with disabilities	Person without disabilities	Prefer not to respond
Employees in leadership positions	84	10,451	0
Employees in non-leadership positions	3,857	68,893	0
TOTAL	3,941	79,344	0
TOTAL EMPLOYEES	83,285

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Table of Contents	10. Human resources

b)	Number of outsourced employees (total, grouped by the performed activity and by geographic location)
Activity	2024
Administrative, Analyst, Assistant, Auxiliary, Coordinator, Specialist, Manager and Supervisor	4,385
Lawyer	2,408
Architect	225
Attendant	16,778
Consultant	932
Engineer	292
Cleaning	1,249
Maintenance	322
Physician	803
Technician	947
Technology	2,836
Security	3,443
Other	9,330
TOTAL	43,950

Federation Unit	2024
Acre	26
Alagoas	1,620
Amazonas	81
Amapá	18
Bahia	565
Ceará	372
Distrito Federal (Federal District)	157
Espírito Santo	55
Goiás	155
Maranhão	208
Minas Gerais	5,935
Mato Grosso do Sul	228
Mato Grosso	79
Pará	85
Paraíba	1,225
Pernambuco	362
Piauí	45
Paraná	1,458
Rio de Janeiro	1,420
Rio Grande do Norte	114
Rondônia	43
Roraima	8
Rio Grande do Sul	602
Santa Catarina	346
Sergipe	105
São Paulo	13,660
Tocantins	35
Undeclared	14,943
Total	43,950

In the tables of item 10.1.b we report all the identities of “Service Providers” that appear on Techsocial.

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Table of Contents	10. Human resources

c)	turnover rate
	2024	2023	2022
Turnover rate*	12.09%	10.32%	10.16%

*(Total layoffs/Average Headcount) x 100

Average Headcount = (Initial Headcount + Final Headcount) / 2

10.2 – Comment on any relevant change that occurred in relation to the figures disclosed in item 10.1 above

On December 31, 2024, we had 84,022 employees, of which 72,642 are part of Banco Bradesco, 10,643 were from Affiliated Companies and 737 positioned abroad. In the tables in item 10.1.a, employees abroad are not considered.
From December 2023 to December 2024, according to the strategic business readjustment, the headcount was reduced by 2.55%.

10.3 – Description of the employee compensation policy

a)	salary and variable compensation policy

We are committed not only to the well-being of our employees, but also to the recognition of their work through fair wages and a benefits package, security and comfort in the supply of basic needs, as well as professional development opportunities and special credit conditions for the acquisition of consumer goods and real estate.

The compensation practices for the Organization's employees aim to recognize the services provided by these professionals, stimulating them in the search for solutions, aiming at customer satisfaction and business expansion.

The compensation is composed of monthly salary, which aims to repay the contribution for the performance of each employee, as well as any payments aimed at recognizing the contribution of each one in obtaining results and performance achieved by the Organization.

There is also variable incentive payment according to the evaluations of the organizational results achieved.

The Results Evaluation Programs, when applied, are aimed at recognizing additional efforts in the search for results and are based on quantitative and qualitative criteria, through the fact of achieving financial or non-financial goals at different levels: Global, Area and individual. These are programs that are characterized by valuations aligned and competitive to the market through the fact of reaching and exceeding the goals of sustainable results.

In the organizational structure, there is a specific Committee to deal with compensation issues, which has a permanent character and aims to propose to the Board of Directors the Organization's compensation policies and guidelines, based on the organizational performance goals established by the Board.

The remuneration practices adopted by the Organization are aligned with the interests of society, through the constant maintenance of the policies and guidelines made by the Compensation Committee, which, in its analyses, has as a primary item to consider the return of shareholders.

Variable Incentives

The employees of the commercial structure of the branches network are contemplated by variable incentive models, which consider financial indicators, quality of customer service, with meritocratic direction, in line with individual and collective deliveries, aligned with the Institutional Policy of Relationship with Clients and Users, Internal Regulations of the Bradesco Organization, as well as the Code of Ethical Conduct of the Organization.

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Table of Contents	10. Human resources

The combination of all factors offers objective evaluation in relation to professionals, including with an impact on the calculated amount of incentive, if the eligible employee has undergone application of any disciplinary measure due to non-compliance with the internal rules, the Internal Regulation and the Code of Ethical Conduct of the Organization.

b)	benefits policy

In addition to contributing to a healthy, participatory and productive work environment, the differentiated benefits that Bradesco offers are an important driver for the retention and attraction of talent.

•	Health and Dental Plan: our employees and their dependents have health and dental insurance with standard of hospitalization in a private room fully funded by the Bank.
•	Supplementary pension plan: all employees can adhere to a private pension plan in which the Organization participates with 5% of the participant's base remuneration, including the 13th salary. There is also the company's contribution to the coverage of risk benefits (death and disability).
•	Meal and food voucher: are offered to all employees once they are admitted, with amounts made available on a monthly basis. It is possible to make credits more flexible according to preference.
•	Daycare/Babysitter Assistance: we offer this benefit to parents with children up to the age of five years and 11 months. For children with disabilities, who require permanent care, there is no age limitation.
•	Main Life Insurance: benefit fully funded by the Organization, granted to all employees, apprentices and managers, with uniform capital and funeral assistance, extensive to spouse, children, parents and father-in-law and mother-in-law.
•	Vida Viva Bradesco Insurance for Employees: all employees can join the Vida Viva Bradesco Insurance, an exclusive benefit for those who work in the Organization. The major advantage of this insurance is it allows the insured capital, coverage, and assistance to be customized according to the employee's needs and stage in life.
•	Medical Outpatient Clinics: our employees have seven units of corporate medical outpatient clinics. Located in administrative buildings, they offer prompt clinical care, collection of laboratory tests and consultations with specialists, such as gynecologist, cardiologist, family doctor, endocrinologist, dermatologist, gastroenterologist, physical medicine and rehabilitation, ophthalmologist, orthopedist, ear, nose and throat doctor, pediatrician, urologist, nutritionist, speech therapist, physiotherapist and psychotherapist, with the exemption of co-participation for the appointments. In addition to stimulating health care, they provide quality care and reduced travel time. In the Head Office of Cidade de Deus we offer the medical clinic Meu Doutor Novamed with several medical specialties, laboratory for collection and carrying out exams and Bradesco Dental for dental care to employees and dependents registered in the health plan. At Meu Doutor Novamed outpatient clinics, antigen tests for Covid-19 detection are available for employees and dependents of the health plan, free of charge. In 2024, there were over 86,000 appointments in the medical outpatient and dental clinics.
•	Vaccination Campaign: every year, throughout the national territory, we offer influenza vaccination to all employees free-of-charge, and their dependents, with a differentiated cost. In 2024, we vaccinated 50,726 employees and 10,286 dependents.
•	Social Work and Psychological Assistance: free and voluntary access to the counseling and guidance service for our employees and their households. Available 24h, 7 days a week, the service is carried out by specialized professionals, who provide emotional, social, legal, financial guidance, assistance for situations of chemical dependence, interface with the health plan, emergency care in critical cases involving accidents and incidents of assault and kidnapping. All calls are treated confidentially and securely. We offer appointments in situations of health of employees and their families, and since the beginning of the pandemic offering them all the necessary support regarding Covid-19, including the support and mediating occurrences of hospitalizations of employees and family members. In cases of natural disasters, such as floods, landslides, dam breaks, among others, the psychosocial support team performs the active monitoring and contact with employees who reside or work in the affected areas. In 2024, we conducted over 308,000 follow-ups, among which were active, receptive and face-to-face appointments.

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Table of Contents	10. Human resources

•	Reporting domestic violence: exclusive channel for domestic and gender violence situations through 0800 580 0207, 24 hours, 7 days a week, free and confidential.
•	Vem Pra Pista (Come to the Track): through the Vem Pra Pista (Come to the Track), we offer face-to-face classes of functional training, yoga, pilates, rhythms, aqua aerobics, soccer class, basketball, volleyball and tennis for all employees and their dependents with access to the matrix. In 2024, more than 75 thousand accesses to the sports complex of the Cidade de Deus and 4,068 participations in the classes offered were counted. Still in 2024, employees were able to participate in three internal championships: Women's and men's Field Soccer; Tennis Championship and Mixed Volleyball. More than 2 thousand registered participants took part.
•	TotalPass: strengthening our commitment to the comprehensive health of our employees, interns, apprentices and their dependents, we offer access to TotalPass, a benefit that has a wide network of accredited gyms and studios throughout Brazil, with a wide variety of modalities of physical activities, mental health solutions, online classes and exclusive content on nutrition, well-being and quality of life. With a single monthly fee, it is possible to attend any establishment within the TotalPass network and use all available solutions within the application, according to each plan chosen.
•	Mental Health Program: reinforces the importance of self-knowledge, self-care and the small habits that we can adopt to prioritize our health and wellbeing, as well as providing assistance to employees who seek care, assisting them in the creation of a preventive culture in mental health focusing our attention on the full care of body and mind.
•	Maternity and paternity leave: all employees are entitled to parental leave. In addition to the time established by the Consolidation of Labor Laws (CLT), employees can choose to join an additional 60 days, totaling 180 days of paid maternity leave (Citizen Company Program). Fathers, in addition to the period established by law, can opt for extended leave of 15 days, totaling 20 days of paid paternity leave. In both types of leave, the right also extends to adoption cases and to same-sex couples. Maternity leave may be extended when, due to medical complications related to childbirth, there is a need for hospital admission of the mother and/or newborn.
c)	characteristics of share-based compensation plans of non-management employees, identifying:

The Organization does not practice share-based compensation to employees.

d)	ratio between (i) the highest individual compensation (considering the composition of the compensation with all the items described in field 8.2.d) recognized in the result of the issuer in the last fiscal year, including the compensation of the statutory administrator, if applicable; and (ii) the median individual compensation of the issuer's employees in Brazil, disregarding the highest individual compensation, as recognized in its results in the last fiscal year
Highest individual compensation	Median individual compensation	Ratio between salaries
R$27,869,107.20	R$121,898.37	228.63

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Table of Contents	10. Human resources

10.4 – Description of the relations between the issuer and unions

All employees have union representation, are covered by collective bargaining agreements and have freedom of association. As of December 31, 2024, 40.1% of our employees were members of unions with representation at national level. We maintain good relationships between our employees and their respective unions, fostering transparency in our relationships.

We have a structure of Trade Union Relations, dedicated so that we have a permanent channel of dialogue and interaction with the representatives of the trade union movement, at the national level, receiving demonstrations, clarifying doubts and enabling a relationship characterized by ease of access, agility and proactivity between the parties.

We respect and comply with the Labor Agreements and Conventions signed, negotiated between representatives of the Organization and employees.

10.5 – Other relevant information

We develop policies, processes and products that raise the human capital of the Organization. We have solid practices, we value an environment conducive to development, as well as the culture of health and well-being.

Reinforcing this aspect, we have the Bradesco – Viva Bem, Health, Well-being and Quality of Life Program, focused on disease prevention and health promotion through the adoption of healthy habits, attitudes and behaviors, available to employees, dependents and family nucleus. The program's initiatives are divided into three pillars: In Balance, Healthy and In Motion. We also offer extensive psychosocial support for diverse health-related situations and critical incidents. Through the program we contribute to the maintenance of the organizational climate, leaving the most harmonious, healthy and collaborative, and to the quality of life of employees, offering conditions of balance between work, health and family.

Through the Bradesco Corporate University – Unibrad, whose mission is to provide education for professional excellence and social mobility, aiming at the perpetuity of business, we offer development and training solutions to our employees. In 2024, we invested more than R$141 million in education.

In 2024, Unibrad had over 1.5 million participants in its various learning programs and solutions, evidencing the interest and importance of providing development opportunities.

Our employees were able to learn from more than 2,657 asynchronous and 1,311 synchronous solutions. Among the themes, data study, corporate skills development, mental health, quality of life, time management, financial education and diversity.

We have a diverse picture strengthened by the heterogeneity of the Brazilian population, at the end of the period, throughout Brazil, 50% of our workforce was composed of women, 30% by blacks and 5% by people with disabilities.

We have established a robust governance for diversity, equity and inclusion, formed by the Sustainability and Diversity Committee, which has the participation of the Chief Executive Officer and the Chairman of the Board of Directors; the Working Group on Diversity, Equity and Inclusion, formed by employees from various areas and different seniorities who work on initiatives for the evolution of the theme; the Affinity Groups (GAs), with voluntary participation of any employee, regardless of hierarchical level, in the fronts of ethnic-racial, gender, people with disabilities and LGBTI+ and intergenerational inclusion. Each Group has a coordinator, who has the identity marker of the theme represented by the GA, and who sits on the Working Group on Diversity, Equity and Inclusion.

In addition, in the Human Resources structure, the Diversity, Equity and Inclusion area is responsible for catalyzing transformations and managing initiatives that boost representativeness in the staff, acting mainly in four pillars: Person with Disabilities, Gender, Intergenerational, LGBTI+ and Ethnic-racial. Our commitment is reflected in our Diversity, Equity and Inclusion Policy, which guides our actions and initiatives. We based our performance on the principles of equal opportunities, education for inclusion and engagement — of the Organization, people and the community as a whole.

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Table of Contents	10. Human resources

Considering the human resources strategy, we seek to continuously improve the collection of data about our people, in order to establish increasingly assertive Diversity, Equity and Inclusion practices. Thus, we added a specific field for gender identity in our database storage system and conducted a data update campaign, including gender identity, color/race and people with disabilities. Data can be changed at any time by employees in our system.

Finally, in 2024, we established a project of cultural evolution, this initiative is called Sou Bradesco, and aims to design our future, resignify our symbols, develop leaders and their teams, establish new processes and artifacts, honoring important elements of our past and including new ones, which will enhance our people management strategy.

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Table of Contents	11. Transactions with related parties

11. Transactions with related parties

11.1 - Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties

The Bradesco Organization, through its Policy on Transactions with Related Parties, establishes and consolidates the procedures applicable to these transactions, ensuring that they are conducted in commutative conditions and in strict compliance with the current legislation, as well as with the internal rules and policies of the institution.

This policy aims to ensure transparency and integrity in the processes, reinforcing the Organization’s commitment to its shareholders, investors and the market in general, ensuring that the transactions with related parties are appropriately formalized and disclosed. In addition, it promotes the undertaking of actions aligned with the guidelines of the Code of Ethical Conduct of the Bradesco Organization.

Transactions with related parties are disclosed in the Notes of the Financial Statements, observing the guidelines contained in CPC Technical Note 05 (R1) – Disclosure on Related Parties, issued by the Accounting Pronouncements Committee, approved by CMN Resolution No. 4,818/20 and also by CVM Resolution No. 94/22. These transactions are detailed in the Reference Form, under item 11.2 – Transactions with Related Parties, and aim to assure shareholders the full exercise of their rights of supervision and monitoring of management, as well as to ensure transparency to the market, especially in cases where the operation constitutes a relevant fact or at the time of publication of the Financial Statements.

Bradesco’s Policy on Transactions with Related Parties was approved by the Board of Directors, whose last review, without amendments, was formally approved on August 9, 2024.

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Table of Contents	11. Transactions with related parties

11.2 - Related Party Transactions

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	1/4/2024	165,946,969.06	170,469,847.09	Not applicable	11/17/2027	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	05/15/2024	72,817,399.43	77,594,396.51	Not applicable	6/3/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	1/4/2024	37,931,679.75	40,787,781.25	Not applicable	2/5/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/27/2022	1,016,444,539.00	1,297,760,618.71	Not applicable	6/2/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.85%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/31/2024	102,712,111.67	102,712,111.67	Not applicable	Not stated	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Nova Cidade de Deus Participações S.A.	1/7/2024	838,559,293.75	853,408,451.75	Not applicable	11/18/2027	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Nova Cidade de Deus Participações S.A.	05/15/2024	63,589,078.07	67,354,916.96	Not applicable	06/28/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Nova Cidade de Deus Participações S.A.	2/1/2024	35,073,762.82	38,019,559.63	Not applicable	5/2/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	3/8/2023	240,286,361.72	299,569,224.10	Not applicable	01/31/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	09/19/2024	20,257,196.21	20,856,684.23	Not applicable	09/19/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	11/6/2024	149,434,624.20	151,770,423.36	Not applicable	11/6/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	09/16/2024	56,468,970.30	58,208,625.11	Not applicable	09/16/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	1/2/2024	355,189,012.56	394,044,889.72	Not applicable	1/2/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	06/28/2024	133,971,675.75	141,187,434.41	Not applicable	06/27/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	2/9/2024	13,853,597.01	15,174,976.64	Not applicable	2/7/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCF Participações S.A.	12/23/2024	5,000,000,000.00	5,012,689,900.00	Not applicable	10/21/2049	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.20%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCF Participações S.A.	12/23/2022	75,661,022.35	96,614,902.13	Not applicable	12/22/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.80%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCF Participações S.A.	7/1/2024	789,148,196.26	794,015,179.56	Not applicable	12/11/2027	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCF Participações S.A.	05/15/2024	122,048,200.78	129,205,419.87	Not applicable	06/27/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCF Participações S.A.	2/1/2024	67,770,214.69	73,482,835.91	Not applicable	5/2/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCF Participações S.A.	1/2/2024	96,878,314.98	107,476,311.46	Not applicable	1/2/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCF Participações S.A.	12/31/2024	102,411,509.60	102,411,509.60	Not applicable	Not stated	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCD Participações Ltda.	07/22/2024	140,141,049.56	144,293,310.70	Not applicable	11/6/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCD Participações Ltda.	06/20/2024	2,820,651.80	2,979,581.31	Not applicable	06/27/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCD Participações Ltda.	02/28/2024	1,386,892.76	1,502,361.91	Not applicable	04/22/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	12/31/2024	42,556.43	42,556.43	Not applicable	Not stated	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	03/20/2024	17,874,347.80	19,411,292.67	Not applicable	12/24/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.35%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	7/7/2023	1,100,004,913.44	1,314,321,515.57	Not applicable	4/2/2027	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.30%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	06/28/2024	107,836,313.04	113,978,044.87	Not applicable	11/3/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.60%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	06/28/2024	63,835,934.51	67,396,086.54	Not applicable	10/22/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.38%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	06/28/2024	213,521,843.96	225,682,811.39	Not applicable	10/4/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.60%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	10/25/2018	1,396,800,000.00	1,539,383,416.36	Not applicable	03/15/2049	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 120% of the Selic
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	03/16/2020	100,000,000.00	155,699,318.00	Not applicable	03/17/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 109.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	12/30/2019	900,000,000.00	1,404,440,856.00	Not applicable	12/30/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 107.75% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	11/7/2019	650,000,000.00	1,012,846,217.50	Not applicable	11/7/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 105.75% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	7/11/2022	500,100,000.00	703,596,288.61	Not applicable	7/12/2032	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 2.25%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	7/12/2021	315,200,000.00	479,622,416.32	Not applicable	07/13/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.40%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	03/17/2023	2,258,401,753.00	2,823,146,914.57	Not applicable	03/17/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.37%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	7/11/2022	500,000,000.00	688,271,317.52	Not applicable	7/12/2027	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.35%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	7/12/2021	315,200,000.00	476,353,156.11	Not applicable	10/21/2049	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.20%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	12/23/2024	2,800,000,000.00	2,807,041,902.42	Not applicable	10/21/2049	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.20%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	1/7/2021	1,058,226,000.00	1,611,841,508.74	Not applicable	1/7/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.90%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	1/2/2024	550,000,000.00	613,197,729.41	Not applicable	1/2/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.60%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	03/15/2024	200,000,000.00	217,652,606.79	Not applicable	03/15/2027	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.45%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	06/28/2024	453,362,113.10	477,842,842.08	Not applicable	06/30/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate – CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	06/28/2024	12,939,188.99	13,637,881.64	Not applicable	06/30/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate – CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	10/25/2024	6,092,807.12	6,207,956.11	Not applicable	10/10/2027	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate – CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	9/4/2024	5,642.79	5,642.79	Not applicable	Not stated	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	12/31/2024	169,115.30	169,115.30	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	12/31/2024	5,342,385.96	5,342,385.96	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Cash deposits in foreign currencies at Banco Bradesco’s New York Branch, as follows: US$499,829.70, €293,146.79 and £46,446.08.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance with foreign currency investments as per cash transactions.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	3/12/2024	81,458,851.85	85,532,017.17	Not applicable	8/1/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% to 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	08/26/2024	8,007,000.00	8,299,419.00	Not applicable	08/26/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 99.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	11/19/2024	3,000,000.00	3,018,315.72	Not applicable	11/13/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 50.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	12/30/2024	17,621,512.07	17,621,715.37	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	11/8/2024	344,550,807.74	344,550,807.74	Not applicable	1/1/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 95.00% to 99.00% DI over (interbank overnight deposit rate).
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	1/4/2010	131,875,968.20	12,449,278.12	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Formalize and consolidate, according to the terms and conditions of this agreement, the combined efforts between the bank and Alelo for the sale of products and services of Alelo in the distribution channels of Bradesco.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	It may be terminated with immediate effect, by simple notification of the innocent party to the other party in the event of breach or infringement of any of the clauses or conditions agreed upon herein, provided that the offending party fails to comply with or regulate its obligation within ten (10) days, counted from the receipt of prior notification.
Type and reason for operation	Commission for the sale of services of the affiliated company.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	4/1/2010	72,705,432.44	509,920.00	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Formalize and consolidate, according to the terms and conditions of this agreement, the combined efforts between the bank and Alelo for the sale of products and services of Alelo in the distribution channels of Bradesco.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	It may be terminated with immediate effect, by simple notification of the innocent party to the other party in the event of breach or infringement of any of the clauses or conditions agreed upon herein, provided that the offending party fails to comply with or regulate its obligation within ten (10) days, counted from the receipt of prior notification.
Type and reason for operation	Commission for the sale of services of the affiliated company.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	4/1/2010	73,152,585.29	12,153,430.66	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Formalize and consolidate, according to the terms and conditions of this agreement, the combined efforts between the bank and Alelo for the sale of products and services of Alelo in the distribution channels of Bradesco.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	It may be terminated with immediate effect, by simple notification of the innocent party to the other party in the event of breach or infringement of any of the clauses or conditions agreed upon herein, provided that the offending party fails to comply with or regulate its obligation within ten (10) days, counted from the receipt of prior notification.
Type and reason for operation	Commission for the sale of services of the affiliated company.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	12/31/2024	505,668,931.90	505,668,931.90	Not applicable	05/31/2025	4.2000
Relationship with the issuer	Affiliated company
Contract Object	Operational agreement, whose object is the negotiation of the Early Receipt of Sales by Alelo with Commercial Establishments by buying receivables with premium by Digio.
Collaterals and insurances	Yes
Creditor or debtor	Creditor
Rescission or termination	Valid until 05.31.2025
Type and reason for operation	Anticipation of Receivables
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	12/31/2024	6,863,837.19	6,863,837.19	Not applicable	05/31/2025	4.2000
Relationship with the issuer	Affiliated company
Contract Object	Operational agreement, whose object is the negotiation of the Early Receipt of Sales by Alelo with Commercial Establishments by buying receivables with premium by Digio.
Collaterals and insurances	Yes
Creditor or debtor	Creditor
Rescission or termination	Valid until 05.31.2025
Type and reason for operation	Anticipation of Receivables
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	11/30/2000	12,754,848,812.45	12,754,848,812.45	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Contract of Local Exchange and Onlending to Visa Members in Brazil. This contract defines the deadlines, procedures, and values to be observed by the parties for the transfer of the amounts of Visa transactions by the Bank to Cielo.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Bankruptcy, legally-backed financial restructuring, and intervention, among others, and if Banco Bradesco is no longer the issuer of the Visa card.
Type and reason for operation	Local exchange Contract and Transfer
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all applicable internal approvals, following all the relevant rules.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and provides for adequate compensatory payment, since it was carried out in the best interest of the Company, observing market conditions (according to the Company’s Internal Policy), good governance practices, conduct, ethics and transparency and without Conflicts of Interest (as per the Company’s Internal Policy).

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Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	12/31/2024	4,256,436.16	4,256,436.16	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	12/27/2024	4,201,596.27	4,201,992.88	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 20.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	12/29/2024	83,786,577.37	6,951,558.13	Not applicable	One (1) year, starting on January 1, 2024	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of the contract is to establish the terms and conditions applicable to the intermediation services to be provided by the Bank to Cielo aimed at the capture and indication of establishments for potential accreditation to the Cielo System, as well as in the assistance of communication with establishments already accredited with a view to its maintenance in the Cielo System. In return for the provision of the services, the Bank will be entitled to a compensation negotiated with Cielo of 10 basis points on the eligible volume (the eligible volume includes the amount captured only in domestic transactions, it does not include transactions in which Cielo provides VAN services and takes into account the minimum profitability criterion of each Establishment).
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with 30-day notice. Termination as a result of (i) bankruptcy, claim for judicial or extrajudicial recovery, license revocation, intervention or is subject to the temporary administration regime or any similar proceeding; (ii) either party suffers commercial restrictions of any kind, withdrawal or suspension of authorization to perform its activities or suspension of authorization of its activities; (iii) failure by either party of any clause or condition established in this contract not resolved in the maximum term of 30 days; (iv) occurrence of fortuitous case or of force majeure and act of authority that makes the continuity of services impossible for a further 60 days and (v) impossibility of the other party to fully execute any of its emerging obligations of this contract, by force of a law, regulation, rule or legal or administrative decision applicable to the related party.
Type and reason for operation	Commission for the sale of services of the affiliated company.
Measures taken to deal with conflicts of interest	The signing of the Contract has obtained the applicable internal approvals, following all relevant rules.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and provides for adequate compensatory payment, since it was carried out in the best interest of the Company, observing market conditions (according to the Company’s Internal Policy), good governance practices, conduct, ethics and transparency and without Conflicts of Interest (as per the Company’s Internal Policy).

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	12/29/2023	106,734,493.58	8,319,002.67	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of the contract is to establish the terms and conditions applicable to the intermediation services to be provided by the Bank to Cielo aimed at the capture and indication of establishments for potential accreditation to the Cielo System, as well as in the assistance of communication with establishments already accredited with a view to its maintenance in the Cielo System. In return for the provision of the services, the Bank will be entitled to a compensation negotiated with Cielo of 10 basis points on the eligible volume (the eligible volume includes the amount captured only in domestic transactions, it does not include transactions in which Cielo provides VAN services and takes into account the minimum profitability criterion of each Establishment).
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with 30-day notice. Termination by bankruptcy, request for judicial or extrajudicial recovery, license withdrawal, intervention or is subject to the temporary administration regime or any similar proceeding, if either party suffers commercial restrictions of any kind, withdrawal or suspension of authorization to carry out its activities, suspension of authorization of its activities, failure by either party to comply with any provision or condition set forth in this agreement not resolved within a maximum period of 30 days, in the occurrence of fortuitous and force majeure case and act of authority that prevents the continuity of services for more than 60 days.
Type and reason for operation	Commission for the sale of services of the affiliated company.
Measures taken to deal with conflicts of interest	The signing of the Contract has obtained the applicable internal approvals, following all relevant rules.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and provides for adequate compensatory payment, since it was carried out in the best interest of the Company, observing market conditions (according to the Company’s Internal Policy), good governance practices, conduct, ethics and transparency and without Conflicts of Interest (as per the Company’s Internal Policy).

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	6/10/2014	1,741,445.90	107,065.00	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Partnership Agreement. The contract establishes the commercial, operational and legal conditions of joint action to be developed by the parties for their clients in order to encourage commercial establishments in contracting and using POS equipment.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Report with 90 days’ notice in advance. Termination by bankruptcy, claim for judicial recovery, license revoked, suspension of activities for more than 10 days, fortuitous and force majeure case, act of authority. The amount involved in the business refers to 2024.
Type and reason for operation	Partnership Agreement.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all applicable internal approvals, following all the relevant rules.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and provides for adequate compensatory payment, since it was carried out in the best interest of the Company, observing market conditions (according to the Company’s Internal Policy), good governance practices, conduct, ethics and transparency and without Conflicts of Interest (as per the Company’s Internal Policy).

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	12/31/2024	254,583,444.25	254,583,444.25	Not applicable	12/28/2033	4.2000
Relationship with the issuer	Affiliated company
Contract Object	Assignment of credit rights object of this instrument covers the Credit Rights of MasterCard
Collaterals and insurances	Yes
Creditor or debtor	Creditor
Rescission or termination	Valid until 12.28.2033
Type and reason for operation	Acquisition of Credit Rights of MasterCard of the issuer, Banco Bradesco S.A.
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

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Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	08/29/2008	192,522.64	-	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Contract for Provision of Share Bookkeeping Services. This contract has as its object the provision of bookkeeping services consistent in the maintenance of all shares issued by Cielo, including the registration and control of the shares on behalf of the respective holders, registered in Bradesco and/or CBLC deposit accounts. The amount involved in the business refers to 2024.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with 60 days’ notice in advance. Termination by bankruptcy, judicial and extrajudicial recovery, liquidation, intervention, authorization revoked, suspension of activities for more than 30 days and contractual infringement.
Type and reason for operation	Contract for Provision of Share Bookkeeping Services.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	11/27/2014	1,741,445.90	-	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The contract has as its object the accreditation to the Cielo System for the acceptance of means of payment, which includes the capture, transportation, information processing and settlement of transactions, among other services.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Report with 30 days’ notice. Termination by (i) transfer to third parties even if partially of the rights and/or obligations of this contract; (ii) if the client is prevented from opening or maintaining a deposit checking account; (iii) carrying out transactions considered illegitimate, fraudulent or that infringe the contract; (iv) if any of the information does not correspond to the truth or is not updated by the client in, a maximum of thirty (30) days, in case of alteration; (v) neglect to leave the status of the CNPJ in the revenue service as active, and not regularize this in the term of thirty (30) days and (vi) by determination of the grantor of the payment agreement in this regard.
Type and reason for operation	Accreditation contract
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	11/30/2021	13,846,478.99	-	Not applicable	Forty-eight (48) months from the date of signature	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of this contract is the provision of services to display the Bradesco Pix QR Code and transmission of the status of transfers made by clients at Cielo's bank domicile (Pix Services).
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Report with 60 days’ notice in advance. Termination by (i) non-compliance by either party with any clause or condition set forth in this contract observing the term of cure eventually established; (ii) bankruptcy, claim for judicial or extrajudicial recovery; (iii) non-compliance with the rules of law governing the form and processing of personal data; (iv) occurrence of security incident related to personal data; (v) suspension of activities for a period exceeding thirty (30) days and (vi) if Cielo breaches the employment obligations and of confidentiality.
Type and reason for operation	Provision of QR Code and Pix services.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	09/30/2022	614,294.18	-	Not applicable	From the distribution of the assets and will remain in force according to the defined time limit in the issuance of the assets.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bradesco will provide to Cielo, the Securities bookkeeping services, which will be maintained under the bookkeeping system, without issuing a certificate, and subsequent changes, consistent in the maintenance of all Securities (“Assets” or “Debentures”) issued by Cielo, including the opening and maintenance in computerized systems of log books, as well as the registration in Securities Accounts (“Asset Account” or “Asset Accounts”).
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with 60 days’ notice in advance. The contract may be terminated immediately, upon notice to the other PARTY, in the following cases: a) In the oversight of any standard or instruction of the competent authorities, notably from BACEN, which prevents the contracted service object of this CONTRACT; b) if either PARTY fails, claims judicial recovery or initiates extrajudicial recovery procedures, has its bankruptcy, intervention or liquidation required; c) if any of the PARTIES has its authorization for the services hired revoked; d) If the payment of compensation to BRADESCO is not made; and e) If any of the PARTIES suspends its activities for any period of time equal to or over thirty (30) days.
Type and reason for operation	Contract for Provision of Securities Bookkeeping Services
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	11/10/2023	45,856,209.22	-	Not applicable	180 days	0.0000
Relationship with the issuer	Affiliated company
Contract Object	This contract establishes the terms and conditions that will govern the transactions of transfer of Credit Rights, without co-obligation, that may be contracted between Cielo (client) and Banco Bradesco, having as object credit rights arising from the use of credit cards in the framework of payment agreements of which Cielo is a member, whose debtors are the financial institutions issuing the credit cards. Such operations can be carried out by Cielo, at its sole discretion, and have their cost – that is, the premium on the face value of the respective credited right granted – determined on the basis of the quotation presented by the counterpart for each intended transfer. Therefore, the amount involved depends on the execution of these transactions by Cielo, observing the fact that the contract authorizes the Transfer of Credit Rights in the amount of up to R$3,000,000,000.00, a limit that is determined, at the time each transfer is contracted, considering the sum of the transfers in stock plus the new ones contracted.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with thirty (30) days’ notice in advance. Termination as a result of (i) a claim by one of the Parties for insolvency, bankruptcy or judicial or extrajudicial recovery or has its bankruptcy decreed; (ii) in case of proven breach, falsehood, inaccuracy, omission or material inaccuracy of any statement, information or document, supplied or provided under this Contract; (iii) non-compliance by the Parties of any clause, condition and/or obligation of this instrument; (iv) if Cielo suffers a legitimate protest of a negotiable instrument(s); if Cielo claims its judicial recovery; if there is the requirement for its bankruptcy or in case another event is verified that indicates a change of the economic-financial status of the Issuer; (v) if any judicial, extrajudicial or administrative measure is filed, which could affect the guarantees or credit rights granted; (vi) if there is a change or transfer, for any reason, of the share control of Cielo, as well as its incorporation, divestiture, merger or corporate restructuring, without Bradesco being notified to this respect at least thirty (30) days in advance of the protocol for corporate changes, and without Bradesco having agreed with it in writing. This termination may occur, also at Cielo’s discretion, if once the corporate change proposal is notified, it does not agree with it, and, in this case, the termination should be effected before any corporate change is made; and (vii) the Parties will also consider the termination of this instrument in case the environmental license is revoked, when applicable, and the judgment handed down on a case is final and binding, as a result of acts practiced by the other Party, which include child labor, slave-like work, criminal profiting from prostitution or damages to the environment.
Type and reason for operation	Transactions for the transfer of Credit Rights without co-obligation
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	01/01/2024	8,455,889.36	-	Not applicable	Each contract has its own validity period.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	These are standardized contracts that are used for all clients of the bank, whose object is the availability of products and/or shelf services, and the conditions, validity and specificities of each contract are provisioned in each annex, proposal or any other equivalent document.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Each contract has its own conditions of termination.
Type and reason for operation
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	06/10/2023	60,000.00	-	Not applicable	From the date of signature, the contract has an indefinite term.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of this Contract is to regulate the terms and conditions under which Bradesco will act as a depositary service provider, with the obligation to transfer funds from the checking account owned by Cielo, to the free transaction account.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report at least 30 days in advance. Immediate termination (i) in case of any Parties going bankrupt, claiming judicial recovery or initiating extrajudicial recovery procedures, has its bankruptcy or liquidation requested; (ii) if Bradesco has revoked its authorization for the provision/execution of the services contracted; (iii) if the payment of the compensation due to Bradesco is defaulted; and (iv) if a judicial decision is granted, even if in a preliminary nature, that addresses the prohibition of practices of any acts related to the execution of this contract and of the originating contract.
Type and reason for operation	Depositary service provider
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	01/31/2020	960,279.63	-	Not applicable	From the date of signature, the contract has an indefinite term.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of this Contract is to regulate the terms and conditions under which Bradesco will act as a depositary service provider, with the obligation to transfer the MasterCard credits into the assigned account due to the transfers made by Bradesco.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report at least 90 days in advance. Immediate termination (i) in case of any Parties going bankrupt, claiming judicial recovery or initiating extrajudicial recovery procedures, has its bankruptcy or liquidation requested; (ii) if Bradesco has revoked its authorization for the provision/execution of the services contracted; (iii) if the payment of the compensation due to Bradesco is defaulted and is not resolved in the term of up to thirty (30) calendar days; and (iv) if a judicial decision is granted, even if in a preliminary injunction that addresses the prohibition of practices of any acts related to this Contract and/or about the release of funds existing in the assigned account.
Type and reason for operation	Depositary service provider
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	01/31/2020	109,839.24	-	Not applicable	From the date of signature, the contract has an indefinite term.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of this Contract is to provide the settlement services of transactions arising from receivables of credit cards accredited by Cielo, under MasterCard, with the CIP, through the Siloc system.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report at least 30 days in advance. Immediate termination (i) in case of any Parties going bankrupt, claiming judicial recovery or initiating extrajudicial recovery procedures, has its bankruptcy or liquidation requested; (ii) if Bradesco has revoked its authorization for the provision/execution of the services contracted; (iii) if a judicial decision is granted, even if in a preliminary injunction, that addresses the prohibition of practices of any acts related to the execution of the guarantees constituted and/or on the release of funds, if applicable.
Type and reason for operation	Provision of settlement services
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	01/01/2024	9,868,025.18	-	Not applicable	03/31/2024	0.0000
Relationship with the issuer	Affiliated company
Contract Object	These are 24 issues of Bank Credit Notes to strengthen the working capital.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	09/26/2024	24,000.00	-	Not applicable	From the date of signature until the date on which all shareholders receive the amount due for the shares redeemed.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of this Contract is to operate the compulsory redemption of the shares after the approval of the Public Offer for the Acquisition of Common and Preferred Shares.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with thirty (30) days’ notice in advance. In addition to those provided by law, this Contract may be terminated/canceled immediately and without any notice, in the following cases: a) if either Party goes bankrupt, claims judicial recovery or initiates extrajudicial recovery proceedings, has its bankruptcy or liquidation requested; b) if Bradesco has revoked its authorization for the provision/execution of the services contracted; c) if the payment of compensation due to Bradesco is defaulted; and d) if the ISSUER suspends its activities for a period over thirty (30) days.
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	01/01/2024	15,687,686.12	106,453,083.71	Not applicable	Not applicable	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Financial investments - the amount involved corresponds to the financial revenues resulting from the investments during 2024.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	At any time. The amount involved corresponds to the financial revenues resulting from the investments during 2024.
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	12/30/2024	102,251,090.81	102,251,090.81	Not applicable	1/1/2025	12.1200
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Pre-fixed Interest Rate: 12.12% DI over
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Livelo S.A.	8/6/2024	200,000,000.00	213,503,113.73	Not applicable	8/8/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loan, with semiannual payment of interest and charges, 180-day grace period to start paying, and the collection of the principal annually, with the first installment due on February 7, 2025. Interest Rate charged: CDI + 0.0953000% p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

303 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Livelo S.A.	05/21/2024	2,999,043.33	3,194,340.31	Not applicable	05/21/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Livelo S.A.	12/18/2024	7,380,596.29	7,380,601.99	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

304 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Livelo S.A.	12/31/2024	1,548,642.90	1,548,642.90	Not applicable	09/19/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Acquisition of Livelo Points linked to the Digio card loyalty program.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor due to being the contracting party
Rescission or termination	Not applicable
Type and reason for operation	Acquisition of Livelo Points.
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Livelo S.A.	05/16/2016	115,777,416.19	115,777,416.19	Not applicable	05/31/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The Operational Agreement (“Agreement”) establishes the conditions applicable to the transfer of obligations to Livelo, arising from the Bradesco Cards’ Loyalty Program and the Membership Rewards Program, managed by Bradesco, and the Programa Pontos pra Você (Points for You Program), managed by BB (together known as the “Bank Programs”). The Agreement provides for Livelo as the main recipient of the points generated under the Banks’ Programs, and the consequent assumption of responsibility, on behalf of point-holder clients, for the management of its own rewards program (“Livelo Program”). The respective amendment only updated the operating and pricing models. Livelo has commercial autonomy in the management of the Livelo Program and for conducting the business, and it is exclusively up to them to choose partners and make decisions relevant to the operations according to Livelo’s governance structure and limits of authority.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	The term is until May 2026, automatically extendable for equal and successive periods of five (5) years. The Agreement may be terminated without delay by either Party upon prior notice of one hundred and eighty (180) days. It may also be terminated in advance in the occurrence of bankruptcy, insolvency, intervention, or liquidation of one Party or promotion, by another Party, of a request for judicial or extrajudicial recovery.
Type and reason for operation	Purchase of Livelo Points for Bank Loyalty Programs.
Measures taken to deal with conflicts of interest	The Transaction obtained the applicable internal approvals and met the relevant Internal Policy standards.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

305 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Elo Participações Ltda.	8/6/2024	250,000,000.00	266,881,994.62	Not applicable	8/6/2025	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Loan (Working Capital)
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loan, with half-yearly payment of interest and charges, 180-day grace period to start payment, and the principal collection annually, with collection of the first installment in February 06, 2025. Interest Rate: CDI + 0.0953000 % p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Elo Participações Ltda.	12/30/2024	15,792,000.00	15,799,187.41	Not applicable	12/25/2026	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

306 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Elo Participações Ltda.	06/27/2024	1,468,304.79	1,547,997.35	Not applicable	06/27/2025	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Elo Participações Ltda.	12/30/2024	5,673.55	5,673.80	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Elo Serviços S.A.	12/31/2024	7,850,882.24	7,850,882.24	Not applicable	Not stated	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Demand Deposits
Type and reason for operation	Balance in the checking account
Measures taken to deal with conflicts of interest	Compliance with the Company’s Application Policy, maintaining isonomy with the other related parties.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	Not applicable

307 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Elo Serviços S.A.	12/31/2024	1,140,873.85	1,140,873.85	Not applicable	1/12/2026	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Participation in the Elo Payment Agreement.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor due to being the contracting party
Rescission or termination	Not applicable
Type and reason for operation	Use of Elo on Digio bank’s prepaid cards.
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Elo Serviços S.A.	3/13/2024	134,472,383.55	134,472,383.55	Not applicable	03/31/2025	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Participation in the payment agreement of Elo Serviços, and payment for the services provided. First Amendment to the Incentive Agreement that establishes the rights and obligations of each party in relation to the conditions for granting Elo incentives to Banco Bradesco, regarding the marketing of Elo cards (payment instruments) issued by Bradesco. The Amendment changes the period of validity provided for in the Agreement to March 31, 2025.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Provision of services by Elo to Bradesco.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Elo Serviços S.A.	3/13/2024	504,872,233.78	39,643,196.72	Not applicable	03/31/2025	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Participation in the payment agreement of Elo Serviços, and payment for the services provided. First Amendment to the Incentive Agreement that establishes the rights and obligations of each party in relation to the conditions for granting Elo incentives to Banco Bradesco, regarding the marketing of Elo cards (payment instruments) issued by Bradesco. The Amendment changes the period of validity provided for in the Agreement to March 31, 2025.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Provision of services by Elo to Bradesco.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

308 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Tecban - Tecnologia Bancária S.A	05/23/2022	451,150,080.14	35,605,770.55	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Availability of Banco24Horas Network, ATMs installed and maintained by Tecban, making available to Bradesco clients the Withdrawal Services from the Checking Account, Savings Account and INSS, Checking of the Balance Available in the Checking Account, Savings Account and INSS, Issuing of Statements, Deposits, among others.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	In the event of breach of the Contract the parties mutually should return all documents related to the execution of the contract in their power, and the prompt return of the values available for Withdrawals to Bradesco clients.
Type and reason for operation	These are transactions on the ATM machine Banco24Horas Network. The amount involved refers to the period of 2024.
Measures taken to deal with conflicts of interest	The standardization of prices for all contracting parties of this service was as provisioned for in the shareholders agreement.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The demonstration is provided for in the Contract, where the indices may not be higher than those adopted by the other shareholders of the Contracted Party.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Tecban - Tecnologia Bancária S.A.	09/20/2023	164,098,240.84	164,098,240.84	Not applicable	09/15/2027	100% DI
Relationship with the issuer	Affiliated company
Contract Object	Acquisition of debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% DI + 2.25 PRE
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Tecban - Tecnologia Bancária S.A.	12/20/2024	2,476.13	2,476.71	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

309 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Gestora de Inteligência de Crédito S.A.	09/29/2020	66,666,666.67	22,970,140.92	Not applicable	09/29/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loan, with semiannual payment of interest and charges, 180-day grace period to start paying, and the collection of the principal annually, with the first installment due on September 29, 2023. Interest Rate charged: CDI + 0.2223000% p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Gestora de Inteligência de Crédito S.A.	09/30/2024	89,263,783.62	90,984,673.54	Not applicable	12/25/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
CIP S.A.	12/26/2023	218,209.03	218,227.53	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 5% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

310 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Câmara Interbancária de Pagamento - CIP	12/31/2024	2,710,576.28	2,710,576.28	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fleury S.A.	10/30/2024	63,749,263.17	63,749,263.17	Not applicable	10/21/2031	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Acquisition of debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% DI + 0.55% pre p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fleury S.A.	12/19/2019	240,433,279.61	240,433,279.61	Not applicable	12/16/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Acquisition of debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% DI + 1.2% pre p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

311 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fleury S.A.	2/7/2024	20,000,000.00	16,610,169.50	Not applicable	60 months	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The Contract has as its object the exclusive processing of the payroll and the provision of banking services, including the structure of the Banking Service Point in Fleury's premises, for a period of 60 months.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Contract provides for the repayment of the restated amounts
Type and reason for operation	Growth and profitability of the client base
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	Internal governance adopted for each negotiation and carried out through a Committee at the Board of Executive Officers level, where all processes are treated with the appropriate legal equality, regardless of the client.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fleury S.A.	12/31/2024	1,089,617.12	1,089,617.12	Not applicable	12/16/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Stelo S.A.	12/17/2024	936,217.88	936,372.95	Not applicable	12/17/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

312 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Servinet Serviços Ltda.	12/27/2024	108,543.32	108,553.03	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Aliança Pagamentos e Participações Ltda.	12/27/2024	74,864.67	74,871.48	Not applicable	12/17/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Instituto Hermes Pardini S.A.	04/24/2024	218,629.69	234,584.68	Not applicable	04/17/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

313 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Instituto Hermes Pardini S.A.	12/31/2024	281,816.19	281,816.19	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
TbForte - Transporte de Valores Brasil Forte Ltda.	12/23/2024	5,224.25	5,225.11	Not applicable	12/16/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Tecban Serviços Integrados Ltda.	12/19/2024	1,834.88	1,834.98	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 5% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

314 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Tecban Serviços Integrados Ltda.	12/31/2024	4,277,972.73	4,277,972.73	Not applicable	12/31/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Technical services for reviewing, refitting and activating Self-service machines
Collaterals and insurances	The contracted party, as a company responsible for storage, will hire mandatory insurance against fire, lightning, flood, forces of nature, air or land accidents, power outages, explosion by fuels or gas of domestic and industrial use, as well as internal transportation and transfers on the total value of the goods stored.
Creditor or debtor	Debtor
Rescission or termination	The contracted party undertakes to refrain from using information, data, materials, details, documents, technical and commercial specifications stated, for its own benefit or of third parties, at any time, including after the termination of this contract, for whatever reason.
Type and reason for operation	Technical services for reviewing.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	It may be terminated at any time by either Party, without the right to compensation, penalties or indemnification, by written claim thirty (30) calendar days prior to the receipt of the notice by the other Party, a period in which the Parties shall regularly comply with the obligations assumed.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Hospital Santa Lúcia S.A.	8/7/2024	36,000,000.00	37,461,627.10	Not applicable	8/1/2031	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Fiduciary Transfer of Credit Rights
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loans, with quarterly payment of interest and charges, 90-day grace period to start paying, with the first installment due on November 1, 2024. Interest Rate charged: 1.0482000% p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Hospital Santa Lúcia S.A.	8/8/2024	152,870,978.31	156,092,562.96	Not applicable	8/1/2031	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Fiduciary Transfer of Credit Rights
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loans, with quarterly payment of interest and charges, 90-day grace period to start paying, with the first installment due on November 1, 2024. Interest Rate charged: 1.0482000% p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

315 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Hospital Santa Lúcia S.A.	8/9/2024	100,996,671.88	103,125,063.62	Not applicable	8/1/2031	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Fiduciary Transfer of Credit Rights
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loans, with quarterly payment of interest and charges, 90-day grace period to start paying, with the first installment due on November 1, 2024. Interest Rate charged: 1.0482000% p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Hospital Santa Lúcia S.A.	10/1/2024	218,096,929.26	223,830,972.32	Not applicable	10/1/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Hospital Santa Lúcia S.A.	08/15/2024	957,151.54	957,372.40	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

316 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
HMA - Hospital Maria Auxiliadora S.A.	10/4/2024	74,047,652.69	75,821,532.89	Not applicable	10/28/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
HMA - Hospital Maria Auxiliadora S.A.	12/29/2023	330,153.01	336,319.52	Not applicable	12/18/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 35.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
HMA - Hospital Maria Auxiliadora S.A.	12/3/2024	970,597.65	971,052.52	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

317 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
HP - Hospital Prontonorte S.A.	10/8/2024	53,209,668.62	54,441,649.24	Not applicable	10/28/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
HP - Hospital Prontonorte S.A.	12/29/2023	17,118.54	17,438.27	Not applicable	12/18/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 35.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
HP - Hospital Prontonorte S.A.	08/14/2024	177,541.82	177,554.85	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

318 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
ABPF Oncologia S.A	8/1/2024	2,077,662.45	2,122,131.68	Not applicable	10/8/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 88.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Ânima - Ânima Centro Hospitalar Ltda.	12/11/2024	395,005.76	395,100.21	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 5.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
GNI15 Empreendimentos Imobiliários Ltda	12/26/2024	326,404.52	326,426.80	Not applicable	12/16/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 5.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

319 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
HME - Hospital de Medicina Especializada S.A.	7/8/2024	178,373.87	178,411.84	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
HME - Hospital de Medicina Especializada S.A.	12/28/2023	10,015.21	10,199.46	Not applicable	02/18/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 35.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
CRB - Centro Radiológico de Brasília S.A.	11/6/2024	115,902.48	116,009.71	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

320 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
CRG - Centro Radiológico do Gama S.A.	11/6/2024	86,962.94	86,994.69	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 5.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
CCG - Clínica de Campo Grande S.A.	12/3/2024	31,877.90	31,881.82	Not applicable	12/16/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 5.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
CCG - Clínica de Campo Grande S.A.	8/4/2020	7,000,000.00	1,660,564.68	Not applicable	8/4/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Loan (Working Capital)
Collaterals and insurances	FGI-Investment Guarantee Fund
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loan, with payment of 48 monthly installments, with the monthly payment of interest and charges, 375-day grace period to start paying, with the first installment due on September 3, 2021. Interest Rate charged: 0.9400000% p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

321 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
M2 Participações e Investimentos S.A.	09/18/2024	11,107.18	11,140.06	Not applicable	9/8/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Pacífico Holding Imobiliária Hospitalar S.A.	12/27/2024	3,629.05	3,629.17	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 5.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Pacífico Holding Imobiliária Hospitalar S.A.	12/30/2024	21,937,979.42	21,937,979.42	Not applicable	01/20/2025	87% DI
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 87.00% DI p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

322 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Califórnia Investimentos Imobiliários Ltda.	12/23/2024	3,031.95	3,032.29	Not applicable	12/14/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 5.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
HO - Hospital Ortopédico Ltda.	12/23/2024	1,599.20	1,599.29	Not applicable	12/21/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 5.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Serviços Médicos Clínica São Lucas Ltda.	12/31/2024	216,096.68	216,096.68	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

323 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Clínica São Lucas Balneário Camburiú Ltda.	12/31/2024	122,773.43	122,773.43	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Centro Avançado de Oftalmologia S.A.	12/31/2024	142,990.04	142,990.04	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Laboratório de Patologia Clínica Dr. Paulo C. de Azevedo	12/31/2024	129,081.43	129,081.43	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

324 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Swiss Re Corporate Solutions Brasil Seguros S.A.	12/31/2024	128,876.14	128,876.14	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fleury CPMA	12/31/2024	124,812.78	124,812.78	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Eco-Rad Serviços Médicos Ltda.	12/31/2024	121,253.59	121,253.59	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

325 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
CIP - Centro de Infusões Pacaembu Ltda	12/31/2024	86,000.47	86,000.47	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Pacífico Operações Hospitalares S.A	12/31/2024	78,233.36	78,233.36	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Pacífico Operações Hospitalares S.A	12/30/2024	44,139,977.47	44,139,977.47	Not applicable	01/29/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 87.00% DI p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

326 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	09/20/2023	1,195,891,558.80	1,215,489,298.58	Not applicable	12/6/2024	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.5% to 101.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Nova Cidade de Deus Participações S.A.	04/20/2023	1,083,596,095.62	1,113,661,793.50	Not applicable	12/3/2024	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% to 102.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Fundação Bradesco	7/7/2023	255,826,765.61	277,320,494.02	Not applicable	7/8/2024	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 104.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

327 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	09/15/2023	421,067,478.03	435,385,035.48	Not applicable	09/16/2024	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 102.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	09/20/2023	28,941,000.00	29,870,874.33	Not applicale	09/19/2024	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	11/7/2023	220,400,000.00	224,036,600.00	Not applicable	11/6/2024	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

328 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	04/20/2023	6,488,081.05	7,062,892.59	Not applicable	04/19/2024	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
BBD Participações S.A.	7/6/2023	35,091,000.00	37,226,848.80	Not applicable	5/7/2024	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 102.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCF Participações S.A.	11/30/2023	174,440,004.22	175,917,751.13	Not applicable	12/26/2024	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% to 101.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

329 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
NCD Participações Ltda.	09/20/2023	150,416,841.55	155,259,486.98	Not applicable	11/6/2024	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% to 101.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	06/27/2023	248,540,059.75	256,865,678.07	Not applicable	12/27/2024	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50 to 103.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	12/29/2023	505,750,172.07	505,750,172.07	Not applicable	05/31/2024	4.2000
Relationship with the issuer	Affiliated company
Contract Object	Operational agreement, whose object is the negotiation of the Early Receipt of Sales by Alelo with Commercial Establishments by buying receivables with discounts by Digio.
Collaterals and insurances	Yes
Creditor or debtor	Creditor
Rescission or termination	Valid until 05.31.2024
Type and reason for operation	Anticipation of Receivables
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

330 – Reference Form – 2024

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	12/29/2023	28,505,146.23	28,505,146.23	Not applicable	05/31/2024	4.2000
Relationship with the issuer	Affiliated company
Contract Object	Operational agreement, whose object is the negotiation of the Early Receipt of Sales by Alelo with Commercial Establishments by buying receivables with discounts by Digio.
Collaterals and insurances	Yes
Creditor or debtor	Creditor
Rescission or termination	Valid until 05.31.2024
Type and reason for operation	Anticipation of Receivables
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alelo S.A.	12/29/2023	17,636,952.33	17,636,952.33	Not applicable	05/31/2024	4.2000
Relationship with the issuer	Affiliated company
Contract Object	It is the object of the contract to formalize the indexation of the compensation due by Digio to Alelo.
Collaterals and insurances	Yes
Creditor or debtor	Debtor
Rescission or termination	Valid until 05.31.2024
Type and reason for operation	Correspondent bank
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A.	12/26/2023	2,690,000,000.00	2,693,330,500.91	Not applicable	01/24/2024	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loans, with one-time payment + charges, with no grace period. Expires January 24, 2024.
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

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Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A	12/28/2023	142,722,924.66	142,722,924.66	Not applicable	1/2/2024	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Purchases in the debit modality
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Livelo S.A.	05/22/2023	127,626,715.50	137,842,064.35	Not applicable	05/21/2024	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 103.25% and 104.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Livelo S.A.	05/15/2023	3,500,000.00	3,787,392.00	Not applicable	05/14/2024	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 103.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Elo Participações LTDA.	05/22/2023	80,993,985.01	87,479,740.34	Not applicable	05/21/2024	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 104.25% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Elo Serviços S.A.	04/27/2023	55,816,262.64	60,666,466.62	Not applicable	05/27/2024	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 103.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Alpha Serviços de Rede de Auto Atendimento S.A.	04/13/2023	20,724.12	22,618.09	Not applicable	4/12/2024	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Cielo S.A	1/1/2025	20,071,328.09	6,282,606.93	Not applicable	1 year, starting on January 1, 2025, with successive, automatic and annual renewal	0.00
Relationship with the issuer	Affiliated company
Contract Object	The purpose of the contract is to establish the terms and conditions applicable to the intermediation services to be provided by the Bank to Cielo aimed at the capture and indication of establishments for potential accreditation to the Cielo System, as well as in the assistance of communication with establishments already accredited with a view to its maintenance in the Cielo System. In return for the provision of the services, the Bank will be entitled to a compensation negotiated with Cielo of 10 basis points on the eligible volume (the eligible volume includes the amount captured only in domestic transactions, it does not include transactions in which Cielo provides VAN services and takes into account the minimum profitability criterion of each Establishment. 1 year, starting on January 1, 2025, with successive, automatic and annual renewal.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with 30 days’ notice in advance. Termination as a result of (i) bankruptcy, claim for judicial or extrajudicial recovery, license revocation, intervention or is subject to the temporary administration regime or any similar proceeding; (ii) either party suffers commercial restrictions of any kind, withdrawal or suspension of authorization to perform its activities or suspension of authorization of its activities; (iii) failure by either party of any clause or condition established in this contract not resolved in the maximum term of 30 days; (iv) occurrence of fortuitous case or of force majeure and act of authority that makes the continuity of services impossible for a further 60 days and (v) impossibility of the other party to fully execute any of its emerging obligations of this contract, by force of a law, regulation, rule or legal or administrative decision applicable to the related party.
Type and reason for operation	Commission for the sale of services of the Affiliated company.
Measures taken to deal with conflicts of interest	The proposal was submitted by the counterpart and was considered on fair compensation conditions. The signing of the Contract has obtained the applicable internal approvals, following all relevant rules.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and provides for adequate compensatory payment, since it was carried out in the best interest of the Company, observing market conditions (according to the Company’s Internal Policy), good governance practices, conduct, ethics and transparency and without Conflicts of Interest (as per the Company’s Internal Policy).

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Elo Serviços S.A.	4/2/2025	61,807,831.29	14,702,859.54	Not applicable	12/31/2034	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Participation in the payment agreement of Elo Serviços, and payment for the services provided. Incentive Agreement that establishes the rights and obligations of each party in relation to the conditions for granting Elo incentives to Banco Bradesco, regarding the marketing of Elo cards (payment instruments) issued by Bradesco. The Agreement is valid until December 31, 2034.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Provision of services by Elo to Bradesco.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

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Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Interest rate applied
Banco John Deere S.A.	03/31/2025	149,999,294.89	149,999,294.89	Not applicable	4/1/2025	14.1
Relationship with the issuer	Affiliated company
Contract Object	Banco Bradesco is the issuer of the repurchase transactions.
Collaterals and insurances related	Not applicable
If the issuer is a Creditor or debtor	Debtor
Conditions of rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 14.1% p.a. over
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

11.3 - Other relevant information

There is no other information we deem relevant, other than those listed in item 11.2 of the FRE – Reference Form.

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12. Share capital and securities

12.1 – Information on share capital

Date of authorization or approval	Value of capital (Reais)	Payment period	Number of common shares (Units)	Number of preferred shares (Units)	Total number of shares (Units)
Type of capital	Issued Capital		5,303,870,781	5,288,141,247	10,595,012,028
03/10/2025	87,100,000,000.00
Type of capital	Subscribed Capital		5,303,870,781	5,288,141,247	10,595,012,028
03/10/2025	87,100,000,000.00
Type of capital	Paid-Up Capital		5,303,870,781	5,288,141,247	10,595,012,028
03/10/2023	87,100,000,000.00

12.2 – Foreign issuers must describe the rights of each class and type of share issued and the rules of their country of origin and the country in which the shares are held with respect to:

Not applicable because Bradesco is not categorized as a foreign issuer.

12.3 – Other securities issued in Brazil

Reason for not completing the chart:

There are no other securities issued in the country.

12.4 – Number of holders of each type of security described in item 12.3, as determined at the end of the previous year

There are no other securities issued in the country.

12.5 – Brazilian markets in which securities are admitted to trading

Our shares (BBDC3 and BBDC4) comprise of Brazil’s main stock indexes, with highlights for IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio that comprises of 50 and 100 shares, respectively, which were selected among the most traded shares on B3, in terms of liquidity), IBrA (Brasil Amplo Index), IFNC (Financial Index), comprised of banks, insurance companies and financial institutions, ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index comprising of the shares of the companies that are part of the IBrX-50 index and that have agreed to take part in this initiative by adopting transparent greenhouse gas emission practices (ICO2) and Mid – Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest cap companies listed). Abroad, Bradesco’s shares are listed in the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets portfolio, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

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12.6 – Information about class and the kinds of securities admitted for trading in foreign markets

ADR – BBD

a)	Country: United States of America
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)
d)	Date of admission for trading: October 1, 2001
e)	Indicate the trading segment, if any: Tier II
f)	Start date of the listing in the trading segment: November 21, 2001
g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 37.8%
h)	The proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each preferred share)
i)	Depositary bank, if any: The Bank of New York Mellon
j)	Custodian institution, if any: Banco Bradesco S.A.

ADR – BBDO

a)	Country: United States of America
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)
d)	Date of admission for trading: March 13, 2012
e)	Indicate the trading segment, if any: Tier II
f)	Start date of the listing in the trading segment: March 13, 2012
g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.35%
h)	Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each common share)
i)	Depositary bank, if any: The Bank of New York Mellon
j)	Custodian institution, if any: Banco Bradesco S.A.

GDR – XBBDC

a)	Country: Spain
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: Madrid Stock Exchange
d)	Date of admission for trading: February 16, 2001
e)	Indicate the trading segment, if any: Latibex
f)	Start date of the listing in the trading segment: February 16, 2001

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g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.001%
h)	Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one GDR for each preferred share)
i)	Depositary bank, if any: Iberclear
j)	Custodian institution, if any: CBLC

12.7 – Securities issued abroad

Reason for not completing the chart:

Securities issued abroad by Bradesco Organization are described in item 12.9 of this Form.

12.8 – Use of proceeds from public offerings for distribution and any deviations in the last three fiscal years

a)       how funds from the offering were used

There was no public offering for the distribution of securities in 2024, 2023 and 2022.

b)       if any material deviations occurred between the effective use of funds and the funding proposals disclosed in the respective distribution

There was no public offering for the distribution of securities in 2024, 2023 and 2022.

c)       in case of deviation, explain its reasons

There was no public offering for the distribution of securities in 2024, 2023 and 2022.

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12.9 – Other relevant information

I. GLOBAL MEDIUM-TERM NOTE – 580 Series – US$500,000,000 – due on March 18, 2027

a. identification of the security: GLOBAL MEDIUM-TERM NOTE – 580 Series – England Law

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$500 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$500,000,000.00	January 18, 2022 March 18, 2027 (maturity)	US$500,000,000.00	The securities may only be purchased by qualified institutional investors	Not convertible
h.	possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to Holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were due at the time. The Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

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ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective Holders of Notes.

i) Maturity, including the conditions of prepayment

Maturity: March 18, 2027.

Prepayment events (Default):

•	the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or
•	(a) any Debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any Debt; since the amount of the Debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or
•	the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the Notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or
•	the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or
•	Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or
•	the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or
•	any event that occurs in accordance with the laws of Brazil, or, where the Issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

ii) Interest

4.375% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

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iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•	to the distribution of dividends

None.

•	to the sale of certain assets

The Issuer shall not, without the written consent of the Holders of two-thirds of the outstanding Notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•	the company formed by such a consolidation, or with which the Issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;
•	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;
•	after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and
•	the Successor Company should agree expressly to (a) indemnify each Holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright Owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the Holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charges, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had not been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

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•	to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•	to the issue of new securities

None.

•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 12.7.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for the modification of the rights that are secured by such securities

Meetings between the Holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any Series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of Holders of Notes of any Series, will oblige all Holders of Notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all Holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the Holders of Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

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vii) Other relevant features

Bradesco pioneered in raising US$500 million through a Sustainable Bond on the international market to expand project and asset financing co-related to the following activities/sectors:

a)	Renewable energy,
b)	Energy efficiency,
c)	Clean transport,
d)	Green building,
e)	Sustainable cultures,
f)	Management of water resources,
g)	Pollution control,
h)	Digital inclusion; and
i)	Financial inclusion through loans for micro, small and medium-sized enterprises.

Projects may be eligible to receive resources from this security provided they meet the criteria set forth in our Sustainable Finance Framework.

Any activity, product, project, corporate (including micro, small and medium-sized enterprises) or loans associated with fossil fuels and their operations, child labor and poor working conditions, negative impact activities such as tobacco, firearms, palm oil, arms production or trade, ammunition, radioactive materials, the use of asbestos fibers, tobacco, wastewater from fossil fuel operations and plastic chemical recycling will not be eligible.

The issue followed the criteria set out in the main international references and underwent an independent validation of the operations specialist, Sustainalytics.

The positive impacts generated by this security, in terms of avoided carbon emissions, social and environmental benefits will be monitored and reported annually.

II. GLOBAL MEDIUM-TERM NOTE – 662 Series – US$1,000,000,000 – due on January 22, 2030

a) identification of the security: GLOBAL MEDIUM-TERM NOTE – 662 Series – England Law

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$750 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$1,000,000,000.00 (1)	January 22, 2025 and March 6, 2025 January 22, 2030 (maturity)	US$750,000,000.00 US$250,000,000.00	The securities may only be purchased by qualified institutional investors	Not convertible

(1) The value in question refers to: (i) January 22, 2025 with fund-raising of US$750,000,000.00 and (ii) reopening on March 6, 2025 with fund-raising of US$250,000,000.00.

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h.	possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to Holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were due at the time. The Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective holders of the Notes.

i) Maturity, including the conditions of prepayment

Maturity: January 22, 2030.

Prepayment events (Default):

•	the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or
•	(a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or

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•	the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the Notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or
•	the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or
•	Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or
•	the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or
•	any event that occurs in accordance with the laws of Brazil, or, where the Issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

ii) Interest

6.500% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•	to the distribution of dividends

None.

•	to the sale of certain assets

The Issuer shall not, without the written consent of the holders of two-thirds of the outstanding Notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•	the company formed by such a consolidation, or with which the Issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;
•	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;

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•	after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and
•	the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had not been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•	to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant another collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•	to the issue of new securities

None.

•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 12.7.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for the modification of the rights that are secured by such securities

Meetings between the holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of holders of Notes of any series, will oblige all holders of the notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all holders of Coupons that relate to Notes in such Series.

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The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the holders of the Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

vii) Other relevant features

All relevant features are described above.

Conversion of the total nominal value of securities issued abroad:

Security value		Amount in US$	Amount in Reais	Date of Quotation	Dollar (sale)
I	Global Medium - Term Note – 580 Series	500,000,000.00	2,760,650,000.00	1/18/2022	5.5213
II	Global Medium - Term Note – 662 Series	750,000,000.00	4,475,550,000.00	1/22/2025	5.9674
		250,000,000.00	1,437,225,000.00	3/6/2025	5.7489

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13. Identification of the individuals responsible for the Form

13.1 Identification

Name of the person in charge of the form’s contents: Marcelo de Araújo Noronha

Position: Chief Executive Officer

Name of the person in charge of the form’s contents: André Costa Carvalho

Position: Investor Relations Officer

The aforementioned Officers hereby state:

a)	to have revised the reference form of Banco Bradesco S.A. – “Bradesco”, “Company”, “Organization”, or “Corporation”;
b)	that all information contained in the form meets the provisions of CVM (Securities and Exchange Commission) Resolution No. 80, particularly those set out in articles 15 to 20; and
c)	that the set of information contained therein is a true, accurate, and complete description of the issuer’s activities and of the risks inherent to its activities.

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13.1 – CEO’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 30, 2025.

I, Marcelo de Araújo Noronha – CEO of Banco Bradesco S.A., declare that:

1.	I have reviewed Banco Bradesco S.A.’s annual reference form for 2024;
2.	All of the information in the form complies with the CVM Resolution No. 80 in particular with articles 15 to 20; and
3.	The information herein provides a true, accurate and complete picture of the issuer’s economic and financial situation and the risks inherent in its activities and the securities issued by the issuer.

Marcelo de Araújo Noronha

CEO

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13.1 – Investor Relations Officer’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 30, 2025.

I, André Costa Carvalho – Market Relations Officer and Investor Relations Officer of Banco Bradesco S.A., declare that:

1.	I have reviewed Banco Bradesco S.A.’s annual reference form for 2024;
2.	All of the information in the form complies with the CVM Resolution No. 80 in particular with articles 15 to 20; and
3.	The information herein provides a true, accurate and complete picture of the issuer’s economic and financial situation and the risks inherent to its activities and the securities issued by the issuer.

André Costa Carvalho

Officer and Investor Relations Officer

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13.2 – Individual declaration of the new occupant of the position of CEO or Investor Relations Officer, duly signed, attesting that:

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 30, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.